As filed with the Securities and Exchange Commission on July 7, 2006.
Registration Statement No. 333-134710

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GNC Corporation
(Exact name of registrant as specified in its charter)

Delaware	5499	72-1575170
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222
(412) 288-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark L. Weintrub, Esq.
Senior Vice President, Chief Legal Officer, and Secretary
GNC Corporation
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222
(412) 288-4600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of All Communications to:

Randall G. Ray, Esq.	Kirk A. Davenport II, Esq.
Gardere Wynne Sewell LLP	Latham & Watkins LLP
1601 Elm Street, Suite 3000	53rd At Third
Dallas, Texas 75201	885 Third Avenue
(214) 999-4544/(214) 999-3544 (Facsimile)	New York, New York 10022-4834
(212) 906-1200/(212) 751-4864 (Facsimile)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
	Aggregate Offering	Registration
	Price(1)(2)	Fee

Common Stock $0.01 par value	$400,000,000	$42,800

(1)	Includes shares that the underwriters have the option to purchase to cover overallotments, if any.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated July  , 2006
PROSPECTUS
                             Shares
GNC Corporation
Common Stock

        This is GNC Corporation’s initial public offering of its common stock. We are selling                      shares and                      shares are being sold by our stockholders. We will not receive any proceeds from the sale of our common stock by the selling stockholders.
      No public market currently exists for our common stock. We will apply to list our common stock on the New York Stock Exchange under the symbol “GNC.” We anticipate that the initial public offering price of our common stock will be between $          and $           per share.
       Investing in our common stock involves risk. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to GNC Corporation	$	$
Proceeds, before expenses, to the selling stockholders	$	$
      The selling stockholders have granted the underwriters a 30-day option to purchase up to                     additional shares of common stock at the public offering price, less the underwriting discount, to cover overallotments, if any. We will not receive any proceeds from the exercise of the overallotment option.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The shares will be ready for delivery on or about                     , 2006.

Merrill Lynch & Co.	Lehman Brothers	UBS Investment Bank
The date of this prospectus is                     , 2006

[Inside front cover and back cover]
[Map of our locations]
[Photographs of our target customers, pursuing healthy lifestyles]
[Photographs of our operations, including stores, manufacturing facilities, and distribution centers]
[Screen shot of www.gnc.com]
[Photographs of our private brand products]

      Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us, or information to which we have referred you; we have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where an offer or sale of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of shares.

i

PROSPECTUS SUMMARY
      This summary highlights the information contained in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus. Before making an investment decision, you should carefully consider the information under the heading “Risk Factors” and our consolidated financial statements and their notes in this prospectus. Unless the context requires otherwise, we, us, our, and GNC refer to GNC Corporation and its subsidiaries and, for periods prior to December 5, 2003, our predecessor. See “Business — Corporate History.” EBITDA and Adjusted EBITDA are non-GAAP measures of performance and liquidity, as applicable; for the definition of EBITDA and an explanation of its usefulness to management, see note (1) to “Summary Consolidated Financial Data.”
GNC Corporation
      With our worldwide network of over 5,800 locations and our www.gnc.com website, we are the largest global specialty retailer of health and wellness products, including vitamins, minerals, herbal, and specialty supplements (“VMHS”), sports nutrition products, and diet products. We believe that the strength of our GNC® brand, which is distinctively associated with health and wellness, combined with our stores and website, give us broad access to consumers and uniquely position us to benefit from the favorable trends driving growth in our industry. We derive our revenues principally from product sales through our company-owned stores, franchise activities, and sales of products manufactured in our facilities to third parties. Our broad and deep product mix, which is focused on high-margin, value-added nutritional products, is sold under our GNC proprietary brands, including Mega Men®, Ultra Mega®, Pro Performance®, and Preventive Nutrition®, and under nationally recognized third-party brands. For the 12 months ended March 31, 2006, we generated revenue of $1.4 billion, Adjusted EBITDA of $129.2 million, and net income of $27.1 million. For the first quarter of 2006, we generated revenue of $386.9 million, Adjusted EBITDA of $42.6 million, and net income of $11.4 million.
      Our business model has enabled us to establish significant credibility and brand equity with both our vendors and our customers. Our domestic retail network, which is the largest specialty retail store network in the U.S. nutritional supplements industry according to Nutrition Business Journal’s Supplement Business Report 2005, is approximately nine times larger than that of our next largest U.S. specialty retail competitor, and provides a leading platform for our vendors to distribute their products to their target consumer. This gives us tremendous leverage with our vendor partners and has enabled us to negotiate product exclusives or first-to-market opportunities. In addition, our in-house product development capabilities enable us to offer our customers proprietary merchandise that can only be purchased through our stores or our website. As the nutritional supplement consumer often requires knowledgeable customer service, we also differentiate ourselves from mass and drug retailers with our well-trained sales associates. We believe that our expansive retail network, our differentiated merchandise offering, and our quality customer service result in a unique shopping experience.
Industry Overview
      We operate primarily within the large and growing U.S. nutritional supplements retail industry. According to Nutrition Business Journal’s Supplement Business Report 2005, our industry generated an estimated $21.0 billion in sales in 2005, and is projected to grow at an average rate of 4% per year for at least the next five years. Our industry is also highly fragmented, which we believe allows larger operators, like us, the ability to compete more effectively due to scale advantages.
      We expect several key demographic, healthcare, and lifestyle trends to drive the continued growth of our industry, including:

•	a broader consumer awareness of health and wellness issues given the desire to live longer, healthier lives;

•	an aging U.S. population, as evidenced by the increasing number of Americans over the age of 65, with higher levels of disposable income;

•	rising healthcare costs, which we believe will drive increased use of preventive measures including nutritional supplements; and

•	the growing number of fitness-oriented consumers, at increasingly younger ages, who demand sports nutrition products to increase energy, endurance, and strength during exercise and to aid recovery after exercise.

      As a leader in our industry, we expect to grow at or above the projected industry growth rate.
Our Strategic Repositioning
      In 2005, we undertook a series of strategic initiatives to enhance our business and establish a foundation for stronger future performance. Specifically, we:

•	introduced a single national pricing structure in order to improve our customer value perception;

•	developed and executed a national, more diversified marketing program focused on reinforcing GNC’s brand name;

•	overhauled our field organization and store programs to improve our customer shopping experience;

•	focused our merchandising and marketing initiatives on driving increased traffic to our store locations;

•	improved our supply chain and inventory management, resulting in better in-stock levels;

•	reinvigorated our proprietary new product development activities;

•	revitalized our vendor relationships, including their new product development activities and our exclusive or first-to-market access to new products;

•	realigned our franchise system with our corporate strategies and re-acquired or closed unprofitable or non-compliant franchised stores;

•	reduced our overhead cost structure; and

•	launched www.gnc.com.

      These initiatives have allowed us to capitalize on our national footprint, brand awareness, and competitive positioning to meaningfully improve our overall operating performance. Since the first quarter of 2005, domestic company-owned same store sales have improved with each successive quarter, culminating in a 14.5% increase in the first quarter of 2006. Given the significant operating leverage in our business, Adjusted EBITDA grew by 51.1% in the first quarter of 2006 compared to the first quarter of 2005. We believe these initiatives will continue to allow us to profitably grow our business in the future.

Business Overview
      The following charts illustrate, for the year ended December 31, 2005, the percentage of our net revenue generated by our three business segments and the percentage of our net U.S. retail revenue generated by our product categories:

2005 Net Revenue by Segment	2005 Net Retail Revenue by Product Category

      We have a diverse portfolio of product offerings, and we do not have any meaningful concentration of sales from any single product or product line. We believe this baseline of sales from which we now operate is a solid, recurring base from which we will continue to grow our revenues. Our sales trends in the first half of 2005 were impacted by a decline in diet products related to the slowdown of the low-carbohydrate diet trend. Excluding the diet category, we have generated positive same store sales for seven of the last nine quarters since the beginning of 2004.
      As of March 31, 2006, our retail network included 5,817 GNC locations globally, including: (1) 2,529 company-owned stores in the United States (all 50 states, the District of Columbia, and Puerto Rico); (2) 132 company-owned stores in Canada; (3) 1,123 domestic franchised stores; (4) 873 international franchised stores in 45 other international markets; and (5) 1,160 GNC “store-within-a-store” locations under our strategic alliance with Rite Aid Corporation. In December 2005, we also started selling products through our website, www.gnc.com. This additional sales channel has enabled us to market and sell our products in regions where we do not have retail operations or have limited operations.
      Our franchise activities generate income primarily through product sales to franchisees, royalties on franchise retail sales, and franchise fees. We believe that our franchise program enhances our brand awareness and market presence and will enable us to continue to expand our store base internationally with limited capital expenditures on our part.
      We offer a wide range of nutritional supplements sold under our GNC proprietary brand names and under nationally recognized third-party brand names. Sales of our proprietary brands generally have higher gross margins than sales of third-party brands and represented approximately 47% of our net retail product revenues at company-owned stores for 2005. This high percentage of proprietary branded sales is a testament to the value and quality perception of the GNC brand name by its consumers. We are a vertically integrated producer and supplier of nutritional supplements with technologically sophisticated manufacturing and distribution facilities supporting our retail stores. We believe our vertical integration allows us to better control costs, protect product quality, monitor delivery times, and maintain appropriate inventory levels.
Competitive Strengths
      We believe we are well positioned to capitalize on the emerging demographic, healthcare, and lifestyle trends affecting our industry. Our competitive strengths include:

•	Broad National Specialty Retail Footprint. According to Nutrition Business Journal’s Supplement Business Report 2005, we have approximately nine times the number of domestic locations as our next largest U.S. specialty retail competitor. We also have a worldwide network of over 1,000 locations in 45 other countries.

•	Largest Health and Wellness Brand with Strong Credibility. We believe we are uniquely recognized as a leader in the health and wellness retail product sector. According to the GNC 2005 Awareness Tracking Study Report commissioned by GNC from Parker Marketing Research, an estimated 90% of the U.S. population recognizes the GNC brand name as a source of health and wellness products. In addition, we have over four million customers who are members of our Gold Card loyalty program, which we believe is a significant strength and enhances our targeted marketing efforts.

•	Ability to Leverage Existing Retail Infrastructure. Our existing store base, the stable size of our workforce, and our vertically integrated structure can support higher sales volume without adding significant incremental costs, and enable us to convert a high percentage of our net revenue into cash flow from operations. In addition, our stores require only modest capital expenditures, allowing us to generate substantial free cash flow before debt amortization.

•	New Product Development. We believe that new products are a key driver of customer traffic and purchases. Our internal development and science team, complemented by relationships with outside medical consultants, is focused on innovation and the continual development of high-potency specialty formulations of blockbuster items and condition-specific supplements.

•	Partner of Choice to Leading Industry Vendors. Given our brand credibility, worldwide distribution network and strong vendor relationships, we are often able to negotiate periods of exclusivity for new products and benefit from significant marketing expenditures by our vendors.

•	Experienced Management Team. Our senior management, who have been employed with us for an average of over 12 years, and our board of directors are comprised of experienced retail executives. As of March 31, 2006, after giving effect to this offering, our management would have owned approximately % of our fully diluted common stock.

Business Strategy
      Our goal is to further capitalize on our position as the largest global specialty retailer of nutritional supplements and the trends affecting our industry by pursuing the following initiatives:

•	Increasing Store Productivity. We believe there is a significant opportunity to improve the productivity of our existing store base through new product introductions and implementing an enhanced point-of-sale system to track customer buying habits, better service our customers, and focus our merchandising at the store level.

•	Emphasis on Our Proprietary Products. We will continue to emphasize our proprietary brands, which typically have higher gross margins, by continually developing new products that are focused on specific health concerns, such as joint support, blood pressure, and heart health, and featuring our proprietary brands through our in-store merchandising.

•	Marketing Initiatives. We will continue to encourage customer loyalty, facilitate direct marketing, and increase cross-selling and up-selling opportunities by using our extensive customer base, Gold Card member database, and expanded customer information that we are developing ourselves or in cooperation with other retailers.

•	Expansion of International and Domestic Store Base. We are committed to expanding our international store network by growing our international franchise presence, which requires minimal capital expenditures on our part. We expect on average to open approximately 100 new international franchise locations each year over the next four to five years. We also plan to open approximately 35 company-owned stores in the United States in 2006 in order to expand our domestic presence. In addition, Rite Aid has committed to open 300 new store-within-a-store locations by the end of 2006. As of March 31, 2006, Rite Aid had opened 183 of these 300 new locations.

•	Internet Sales. We launched our www.gnc.com website in December 2005. Given our brand recognition, we believe there is significant opportunity to grow our revenue in this channel. In addition, our website acts as another advertising medium for us as well as a resource for consumers to educate themselves about the latest nutritional supplement trends and new product introductions.

•	Partnership Opportunities. We are exploring initiatives to partner with healthcare and wellness companies and other third parties to develop programs to market our products to employees for wellness and preventive healthcare purposes in an effort to reduce overall healthcare costs.
Risks Related to Our Business and Strategy
      Despite the competitive strengths described above, there are a number of risks and uncertainties that may affect our financial and operating performance and our ability to execute our strategy, including unfavorable publicity or consumer perception of our products and any similar products distributed by other companies and our failure to appropriately respond to changing consumer preferences and demand for new products and services. In addition to these risks and uncertainties, you should also consider the risks discussed under “Risk Factors.”
Corporate Information
      Our principal executive office is located at 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222, and our telephone number is (412) 288-4600. We also maintain a website at www.gnc.com.

The Offering

Total common stock offered	shares

Common stock offered by GNC Corporation	shares

Common stock offered by the selling stockholders	shares

Underwriters’ option to purchase additional shares from the selling stockholders in this offering	shares

Common stock outstanding after this offering	shares

Voting rights	One vote per share

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use our net proceeds to redeem all of our outstanding preferred stock, including the liquidation preference, additional redemption price, accumulated and unpaid dividends, and related expenses. A $ change in the per share offering price would change net proceeds to us by approximately $ million. Any remaining net proceeds will be used for working capital and general corporate purposes. We will not receive any proceeds from the sale of any shares by the selling stockholders. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	GNC

Risk factors	For a discussion of risks relating to our business and an investment in our common stock, see “Risk Factors” beginning on page 12.
      Except as otherwise indicated, the number of shares of our common stock that will be outstanding after this offering is based on the 29,621,538 shares outstanding as of May 31, 2006, and:

•	includes the shares of common stock to be issued by us upon the closing of this offering;

•	assumes an initial public offering price of $ per share, the midpoint of the range on the cover of this prospectus;

•	excludes 2,828,360 shares of common stock subject to outstanding stock options with a weighted average exercise price of $6.23 per share; and

•	excludes shares of common stock available for future grant or issuance under our stock plans.
      Unless we specifically state otherwise, the information in this prospectus:

•	gives effect to a -for- split of shares of our common stock to be effected before the completion of this offering; and

•	does not take into account the sale of up to shares of our common stock that the underwriters have the option to purchase from the selling stockholders.

Summary Consolidated Financial Data
      The summary consolidated financial data presented below for the period from January 1, 2003 to December 4, 2003, for the 27 days ended December 31, 2003 and for the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements and accompanying footnotes included in this prospectus. The summary consolidated financial data for the period from January 1, 2003 to December 4, 2003 represent a period during which our predecessor, General Nutrition Companies, Inc. was owned by Numico USA, Inc. The summary consolidated financial data for the 27 days ended December 31, 2003, for the years ended December 31, 2004 and 2005, and for the three months ended March 31, 2005 and 2006 represent the period of operations subsequent to the December 5, 2003 acquisition from Numico, which we refer to as the Numico acquisition in this prospectus.
      The summary consolidated financial data presented below for the three months ended March 31, 2005 and 2006, and as of March 31, 2006, are derived from our unaudited consolidated financial statements and accompanying notes included in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, for a fair statement of our financial position and operating results as of and for the three months ended March 31, 2005 and 2006. Our results for interim periods are not necessarily indicative of our results for a full year’s operations.

	Predecessor	Successor			Successor

	Period from				Three	Three
	January 1,	27 Days			Months	Months
	2003 to	Ended	Year Ended	Year Ended	Ended	Ended
	December 4,	December 31,	December 31,	December 31,	March 31,	March 31,
	2003	2003	2004	2005	2005	2006

					(Unaudited)
		(Dollars in millions)
Statement of Income Data:
Total revenues	$1,340.2	$89.3	$1,344.7	$1,317.7	$336.4	$386.9
Gross profit	$405.3	$25.7	$449.5	$419.0	$106.0	$130.0
Operating (loss) income	$(638.3)	$3.4	$100.7	$72.2	$17.8	$27.9
Interest expense, net	$121.1	$2.8	$34.5	$43.1	$13.5	$9.7
Net (loss) income	$(584.9)	$0.4	$41.7	$18.4	$2.7	$11.4
Other Data:
Net cash provided by operating activities	$92.9	$4.7	$83.5	$64.2	$35.5	$12.5
Net cash used in investing activities	$(31.5)	$(740.0)	$(27.0)	$(21.5)	$(4.9)	$(3.8)
Net cash (used in) provided by financing activities	$(90.8)	$759.2	$(4.5)	$(41.7)	$(37.9)	$(50.4)
EBITDA(1)	$(579.2)	$5.7	$139.5	$113.2	$27.9	$37.5
Adjusted EBITDA(1)	$(579.2)	$5.7	$141.0	$114.7	$28.2	$42.6
Capital expenditures(2)	$31.0	$1.8	$28.3	$20.8	$4.4	$3.7
Number of stores (at end of period):
Company-owned stores(3)	2,757	2,748	2,642	2,650	2,644	2,661
Franchised stores(3)	1,978	2,009	2,036	2,014	2,034	1,996
Store-within-a-store locations(3)	988	988	1,027	1,149	1,043	1,160
Same store sales growth:(4)
Domestic company-owned	(0.4)%	—	(4.1)%	(1.5)%	(7.8)%	14.5%
Domestic franchised	(0.6)%	—	(5.5)%	(5.4)%	(9.0)%	6.8%

	As of March 31, 2006

		As
	Actual	Adjusted(5)

	(Unaudited)
	(Dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$44.3	$
Working capital(6)	265.0
Total assets	1,022.2
Total current and non-current long-term debt	472.8
Cumulative redeemable exchangeable preferred stock	131.0
Total stockholders’ equity	169.7

(1)	We define EBITDA as net income (loss) before interest expense (net), income tax (benefit) expense, depreciation, and amortization. Management uses EBITDA as a tool to measure operating performance of the business. We use EBITDA as one criterion for evaluating our performance relative to our competitors and also as a measurement for the calculation of management incentive compensation. Although we primarily view EBITDA as an operating performance measure, we also consider it to be a useful analytical tool for measuring our liquidity, our leverage capacity, and our ability to service our debt and generate cash for other purposes. We also use EBITDA to determine our compliance with certain covenants in the senior credit facility, and the indentures governing the senior notes and senior subordinated notes, of our wholly owned subsidiary and operating company, General Nutrition Centers, Inc., or Centers. The reconciliation of EBITDA as presented below is different than that used for purposes of the covenants under the indentures governing the senior notes and senior subordinated notes. Historically, we have highlighted our use of EBITDA as a liquidity measure and for related purposes because of our focus on the holders of Centers’ debt. At the same time, however, management has also internally used EBITDA as a performance measure. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income, or any other performance measures derived in accordance with GAAP, or as an alternative to GAAP cash flow from operating activities, as a measure of our profitability or liquidity. Some of the limitations of EBITDA are as follows:

•	EBITDA does not reflect interest expense or the cash requirement necessary to service interest or principal payments on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	although EBITDA is frequently used by securities analysts, lenders, and others in their evaluation of companies, our calculation of EBITDA may differ from other similarly titled measures of other companies, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated financial statements included in this prospectus.

Adjusted EBITDA is presented as additional information, as management also uses Adjusted EBITDA to evaluate the operating performance of the business and as a measurement for the calculation of management incentive compensation. Management believes that Adjusted EBITDA is commonly used by security analysts, lenders, and others. Adjusted EBITDA may not be comparable to other similarly titled measures reported by other companies, limiting its usefulness as a comparative measure.

The following table reconciles EBITDA and Adjusted EBITDA to net (loss) income as determined in accordance with GAAP for the periods indicated:

	Predecessor	Successor			Successor

	Period from
	January 1,	27 Days			Three Months	Three Months
	2003 to	Ended	Year Ended	Year Ended	Ended	Ended
	December 4,	December 31,	December 31,	December 31,	March 31,	March 31,
	2003	2003	2004	2005	2005	2006

					(Unaudited)
		(Dollars in millions)
Net (loss) income	$(584.9)	$0.4	$41.7	$18.4	$2.7	$11.4
Interest expense, net	121.1	2.8	34.5	43.1	13.5	9.7
Income tax (benefit) expense	(174.5)	0.2	24.5	10.7	1.6	6.8

Depreciation and amortization	59.1	2.3	38.8	41.0	10.1	9.6

EBITDA	$(579.2)	$5.7	$139.5	$113.2	$27.9	$37.5

Management fee payment(a)	—	—	1.5	1.5	0.4	0.4
Discretionary payment to stock option holders(b)	—	—	—	—	—	4.8

Adjusted EBITDA	$(579.2)	$5.7	$141.0	$114.7	$28.2	$42.6

The following table reconciles EBITDA and Adjusted EBITDA to cash from operating activities as determined in accordance with GAAP for the periods indicated:

	Predecessor	Successor			Successor

	Period from
	January 1,	27 Days			Three Months	Three Months
	2003 to	Ended	Year Ended	Year Ended	Ended	Ended
	December 4,	December 31,	December 31,	December 31,	March 31,	March 31,
	2003	2003	2004	2005	2005	2006

					(Unaudited)
		(Dollars in millions)
Net cash provided by operating activities	$92.9	$4.7	$83.5	$64.2	$35.5	$12.5
Cash paid for interest (excluding deferred financing fees)	122.5	0.7	32.7	32.7	2.2	8.6
Cash paid for taxes	2.5	—	5.1	2.9	0.3	0.2
(Decrease) increase in accounts receivable	(59.9)	(2.9)	(5.3)	4.4	0.3	7.4
(Decrease) increase in inventory	(29.0)	(3.8)	15.1	23.9	20.9	41.3
(Decrease) increase in accounts payable	3.3	5.3	(3.9)	2.9	(26.2)	(25.8)
(Increase) decrease in other assets	4.1	9.7	(16.6)	(12.1)	(6.7)	(2.4)
(Increase) decrease in other liabilities	(6.2)	(8.0)	28.9	(5.7)	1.6	(4.3)
Impairment of goodwill and intangible assets	(709.4)	—	—	—	—	—

EBITDA	$(579.2)	$5.7	$139.5	$113.2	$27.9	$37.5

Management fee payment(a)	—	—	1.5	1.5	0.4	0.4
Discretionary payment to stock option holders(b)	—	—	—	—	—	4.8

Adjusted EBITDA	$(579.2)	$5.7	$141.0	$114.7	$28.2	$42.6

(a)	The management fee represents an annual payment of $1.5 million to an affiliate of our principal stockholder and will not be payable subsequent to this offering.

(b)	The discretionary payment to stock option holders was made in conjunction with the $49.9 million restricted payments made to our common stockholders in March 2006. It was recommended to and approved by our board of directors. Our board of directors decided to make the discretionary payment because it recognized that the restricted payments decreased the value of equity interest of option holders, who were not entitled to receive the restricted payments based upon their options. See “Dividend Policy.” Our board also wanted to recognize the option holders for their contribution to GNC in 2005.

(2)	For the full year ended December 31, 2003, capital expenditures were $32.8 million.

(3)	The following table summarizes our locations for the periods indicated:

	Predecessor	Successor			Successor

	Period from
	January 1,	27 Days			Three Months	Three Months
	2003 to	Ended	Year Ended	Year Ended	Ended	Ended
	December 4,	December 31,	December 31,	December 31,	March 31,	March 31,
	2003	2003	2004	2005	2005	2006

Company-owned Stores
Beginning of period	2,898	2,757	2,748	2,642	2,642	2,650
Store openings(a)	80	4	82	137	32	40
Store closings	(221)	(13)	(188)	(129)	(30)	(29)

End of period	2,757	2,748	2,642	2,650	2,644	2,661

Franchised stores
Domestic
Beginning of period	1,352	1,352	1,355	1,290	1,290	1,156
Store openings	98	5	31	17	3	2
Store closings	(98)	(2)	(96)	(151)	(32)	(35)

End of period	1,352	1,355	1,290	1,156	1,261	1,123

International
Beginning of period	557	626	654	746	746	858
Store openings	88	28	115	132	34	48
Store closings	(19)	—	(23)	(20)	(7)	(33)

End of period	626	654	746	858	773	873

Store-within-a-Store Locations
Beginning of period	900	988	988	1,027	1,027	1,149
Location openings	93	—	44	130	17	11
Location closings	(5)	—	(5)	(8)	(1)	—

End of period	988	988	1,027	1,149	1,043	1,160

Total locations	5,723	5,745	5,705	5,813	5,721	5,817

(a)	Includes re-acquired franchised stores.

(4)	Same store sales growth reflects the percentage change in same store sales in the period presented compared to the prior year period. Same store sales are calculated on a daily basis for each store and exclude the net sales of a store for any period if the store was not open during the same period of the prior year. Beginning in the first quarter of 2006, we also included our internet sales, as generated through www.gnc.com and drugstore.com, in our domestic company-owned same store sales calculation. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall or shopping center, the store continues to be treated as a same store. If, during the period presented, a store was closed, relocated to a different mall or shopping center, or converted to a franchised store or a company-owned store, sales from that store up to and including the closing day or the day immediately preceding the relocation or conversion are included as same store sales as long as the store was open during the same period of the prior year. We exclude from the calculation sales during the period presented from the date of relocation to a different mall or shopping center and from the date of a conversion. In the second quarter of 2006, we modified the calculation method for domestic franchised same store sales consistent with this description, which has been the method historically used for domestic company-owned same store sales. Prior to the second quarter of 2006, we had included in domestic franchised same store sales the sales from franchised stores after relocation to a different mall or shopping center and from former company-

owned stores after conversion to franchised stores. The franchised same store sales growth percentages for all prior periods have been adjusted to be consistent with the modified calculation method.

(5)	Adjusted to reflect (a) the sale by us of shares of our common stock offered hereby at an initial public offering price of $ per share and the application of the estimated net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (b) the payment after completion of the offering with cash on hand of a dividend totaling $ million to our common stockholders of record before the offering. See “Use of Proceeds,” “Dividend Policy,” and “Capitalization.”

(6)	Working capital represents current assets less current liabilities.

RISK FACTORS
      Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information in this prospectus. The following risks comprise all the material risks of which we are aware; however, these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also adversely affect our business or financial performance. The following risks could materially harm our business, financial condition, future results, and cash flow. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Relating to Our Business and Industry

We operate in a highly competitive industry. Our failure to compete effectively could adversely affect our market share, revenues, and growth prospects.
      The U.S. nutritional supplements retail industry is large and highly fragmented. Participants include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, on-line merchants, mail-order companies, and a variety of other smaller participants. The market is also highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the United States, we also compete for sales with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as other retailers. In addition, as some products become more mainstream, we experience increased competition for those products as more participants enter the market. For example, when the trend in favor of low-carbohydrate products developed, we experienced increased competition for our diet products from supermarkets, drug stores, mass merchants, and other food companies, which adversely affected sales of our diet products. Our international competitors include large international pharmacy chains, major international supermarket chains, and other large U.S.-based companies with international operations. Our wholesale and manufacturing operations compete with other wholesalers and manufacturers of third-party nutritional supplements. We may not be able to compete effectively and our attempt to do so may require us to reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, revenues, and growth prospects.

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, the demand for our products, and our ability to generate revenues.
      We are highly dependent upon consumer perception of the safety and quality of our products, as well as similar products distributed by other companies. Consumer perception of products can be significantly influenced by scientific research or findings, national media attention, and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less favorable or that questions earlier research or publicity could have a material adverse effect on our ability to generate revenues. For example, sales of some of our VMHS products, such as St. John’s Wort, Sam-e, and Melatonin, and more recently sales of Vitamin E, were initially strong, but decreased substantially as a result of negative publicity. As a result of the above factors, our operations may fluctuate significantly from quarter to quarter, which may impair our ability to make payments when due on our debt. Period-to-period comparisons of our results should not be relied upon as a measure of our future performance. Adverse publicity in the form of published scientific research or otherwise, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, that questions the benefits of our or similar products, or that claims that such products are ineffective could have a material adverse effect on our reputation, the demand for our products, and our ability to generate revenues.

Our failure to appropriately respond to changing consumer preferences and demand for new products could significantly harm our customer relationships and product sales.
      Our business is particularly subject to changing consumer trends and preferences, especially with respect to our diet products. For example, the recent trend in favor of low-carbohydrate diets was not as dependent on diet products as many other dietary programs, which caused and may continue to cause a significant reduction in sales in our diet category. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not be able to respond in a timely or commercially appropriate manner to these changes. If we are unable to do so, our customer relationships and product sales could be harmed significantly.
      Furthermore, the nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions. Our failure to accurately predict these trends could negatively impact consumer opinion of our stores as a source for the latest products. This could harm our customer relationships and cause losses to our market share. The success of our new product offerings depends upon a number of factors, including our ability to:

•	accurately anticipate customer needs;

•	innovate and develop new products;

•	successfully commercialize new products in a timely manner;

•	price our products competitively;

•	manufacture and deliver our products in sufficient volumes and in a timely manner; and

•	differentiate our product offerings from those of our competitors.
      If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could become obsolete, which could have a material adverse effect on our revenues and operating results.

Changes in our management team could affect our business strategy and adversely impact our performance and results of operations.
      In the last two years, we have experienced several management changes. In December 2004, our then Chief Executive Officer resigned. In 2005, five of our then key officers resigned, including our former Chief Executive Officer, who served in that position for approximately five months. In November 2005, our board of directors appointed Joseph Fortunato, then our Chief Operating Officer, as our Chief Executive Officer. Effective April 17, 2006, our Chief Operating Officer resigned, although he continues to serve as Merchandising Counselor, and we appointed a new Chief Merchandising Officer. Effective April 28, 2006, the new Chief Merchandising Officer resigned. We instituted many of the recent management changes in order to execute the strategic initiatives in 2005 to enhance our business and reposition our operations for stronger future performance. We will continue to enhance our management team as necessary to strengthen our business for future growth. Although we do not anticipate additional significant management changes, these and other changes in management could result in changes to, or impact the execution of, our business strategy. Any such changes could be significant and could have a negative impact on our performance and results of operations. In addition, if we are unable to successfully transition members of management into their new positions, management resources could be constrained.

Compliance with new and existing governmental regulations could increase our costs significantly and adversely affect our results of operations.
      The processing, formulation, manufacturing, packaging, labeling, advertising, and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the Food and Drug Administration, or FDA, the Federal Trade Commission, or FTC, the Consumer Product Safety Commission, the United States Department of Agriculture, and the Environmental Protection Agency.

These activities are also regulated by various state, local, and international laws and agencies of the states and localities in which our products are sold. Government regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost revenues and increased costs to us. For instance, the FDA regulates, among other things, the composition, safety, labeling, and marketing of dietary supplements (including vitamins, minerals, herbs, and other dietary ingredients for human use). The FDA may not accept the evidence of safety for any new dietary ingredient that we may wish to market, may determine that a particular dietary supplement or ingredient presents an unacceptable health risk, and may determine that a particular claim or statement of nutritional value that we use to support the marketing of a dietary supplement is an impermissible drug claim or an unauthorized version of a “health claim.” See “Business — Government Regulations — Product Regulation.” Any of these actions could prevent us from marketing particular dietary supplement products or making certain claims or statements of nutritional support for them. The FDA could also require us to remove a particular product from the market. For example, in April 2004, the FDA banned the sale of products containing ephedra. Sale of products containing ephedra amounted to approximately $35.2 million, or 3.3%, of our retail sales in 2003 and approximately $182.9 million, or 17.1%, of our retail sales in 2002. Any future recall or removal would result in additional costs to us, including lost revenues from any additional products that we are required to remove from the market, any of which could be material. Any product recalls or removals could also lead to liability, substantial costs, and reduced growth prospects.
      Additional or more stringent regulations of dietary supplements and other products have been considered from time to time. These developments could require reformulation of some products to meet new standards, recalls or discontinuance of some products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of some products, additional or different labeling, additional scientific substantiation, adverse event reporting, or other new requirements. Any of these developments could increase our costs significantly. For example, legislation has been introduced in Congress to impose substantial new regulatory requirements for dietary supplements including adverse event reporting and other requirements. Key members of Congress and the dietary supplement industry have indicated that they have reached an agreement to support legislation requiring adverse event reporting. If enacted, new legislation could raise our costs and negatively impact our business. In addition, we expect that the FDA will soon adopt the proposed rules on Good Manufacturing Practice in manufacturing, packaging, or holding dietary ingredients and dietary supplements, which will apply to the products we manufacture. We may not be able to comply with the new rules without incurring additional expenses, which could be significant. See “Business — Government Regulation — Product Regulation” for additional information.

Our failure to comply with FTC regulations and existing consent decrees imposed on us by the FTC could result in substantial monetary penalties and could adversely affect our operating results.
      The FTC exercises jurisdiction over the advertising of dietary supplements and has instituted numerous enforcement actions against dietary supplement companies, including us, for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. As a result of these enforcement actions, we are currently subject to three consent decrees that limit our ability to make certain claims with respect to our products and required us to pay civil penalties and other amounts in the aggregate amount of $3.0 million. See “Business — Government Regulation — Product Regulation.” Failure by us or our franchisees to comply with the consent decrees and applicable regulations could occur from time to time. Violations of these orders could result in substantial monetary penalties, which could have a material adverse effect on our financial condition or results of operations.

Because we rely on our manufacturing operations to produce nearly all of the proprietary products we sell, disruptions in our manufacturing system or losses of manufacturing certifications could adversely affect our sales and customer relationships.
      Our manufacturing operations produced approximately 33% of the products we sold for the first quarter of 2006 and approximately 35% for 2005. Other than powders and liquids, nearly all of our proprietary products are produced in our manufacturing facility located in Greenville, South Carolina. As of March 31, 2006, no one vendor supplied more than 10% of our raw materials. In the event any of our third-party suppliers or vendors were to become unable or unwilling to continue to provide raw materials in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to obtain alternative supply sources, our business could be adversely affected. Any significant disruption in our operations at our Greenville, South Carolina facility for any reason, including regulatory requirements and loss of certifications, power interruptions, fires, hurricanes, war, or other force majeure, could disrupt our supply of products, adversely affecting our sales and customer relationships.

If we fail to protect our brand name, competitors may adopt trade names that dilute the value of our brand name.
      We have invested significant resources to promote our GNC brand name in order to obtain the public recognition that we have today. However, we may be unable or unwilling to strictly enforce our trademark in each jurisdiction in which we do business. In addition, because of the differences in foreign trademark laws concerning proprietary rights, our trademark may not receive the same degree of protection in foreign countries as it does in the United States. Also, we may not always be able to successfully enforce our trademark against competitors or against challenges by others. For example, a third party is currently challenging our right to register in the United States certain marks that incorporate our “GNC Live Well” trademark. Our failure to successfully protect our trademark could diminish the value and effectiveness of our past and future marketing efforts and could cause customer confusion. This could in turn adversely affect our revenues and profitability.

Intellectual property litigation and infringement claims against us could cause us to incur significant expenses or prevent us from manufacturing, selling, or using some aspect of our products, which could adversely affect our revenues and market share.
      We are currently and may in the future be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from manufacturing, selling, or using some aspect of our products. Claims of intellectual property infringement also may require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly and would divert the attention of management and key personnel, which in turn could adversely affect our revenues and profitability. We are currently subject to intellectual property infringement claims pursuant to litigation instituted against one of our wholly owned subsidiaries by a third party based on alleged infringement of patents by our subsidiary. We believe that these claims are without merit, and we intend to defend them vigorously. See “Business — Legal Proceedings.”

A substantial amount of our revenues are generated from our franchisees, and our revenues could decrease significantly if our franchisees do not conduct their operations profitably or if we fail to attract new franchisees.
      As of March 31, 2006 approximately 34%, and as of December 31, 2005 approximately 35%, of our retail locations were operated by franchisees. Our franchise operations generated approximately 16% of our revenues for the first quarter of 2006 and for 2005. Our revenues from franchised stores depend on the franchisees’ ability to operate their stores profitably and adhere to our franchise standards. The closing of unprofitable franchised stores or the failure of franchisees to comply with our policies could adversely affect our reputation and could reduce the amount of our franchise revenues. These factors could have a material adverse effect on our revenues and operating income.
      If we are unable to attract new franchisees or to convince existing franchisees to open additional stores, any growth in royalties from franchised stores will depend solely upon increases in revenues at existing franchised stores, which could be minimal. In addition, our ability to open additional franchised locations is limited by the territorial restrictions in our existing franchise agreements as well as our ability to identify additional markets in the United States and other countries that are not currently saturated with the products we offer. If we are unable to open additional franchised locations, we will have to sustain additional growth internally by attracting new and repeat customers to our existing locations.

Economic, political, and other risks associated with our international operations could adversely affect our revenues and international growth prospects.
      As of March 31, 2006, we had 873 international franchised stores in 45 international markets. We derived 7.9% of our revenues for the first quarter of 2006 and 8.2% of our revenues for 2005 from our international operations. As part of our business strategy, we intend to expand our international franchise presence. Our international operations are subject to a number of risks inherent to operating in foreign countries, and any expansion of our international operations will increase the effects of these risks. These risks include, among others:

•	political and economic instability of foreign markets;

•	foreign governments’ restrictive trade policies;

•	inconsistent product regulation or sudden policy changes by foreign agencies or governments;

•	the imposition of, or increase in, duties, taxes, government royalties, or non-tariff trade barriers;

•	difficulty in collecting international accounts receivable and potentially longer payment cycles;

•	increased costs in maintaining international franchise and marketing efforts;

•	difficulty in operating our manufacturing facility abroad and procuring supplies from overseas suppliers;

•	exchange controls;

•	problems entering international markets with different cultural bases and consumer preferences; and

•	fluctuations in foreign currency exchange rates.
      Any of these risks could have a material adverse effect on our international operations and our growth strategy.

Franchise regulations could limit our ability to terminate or replace under-performing franchises, which could adversely impact franchise revenues.
      As a franchisor, we are subject to federal, state, and international laws regulating the offer and sale of franchises. These laws impose registration and extensive disclosure requirements on the offer and sale of franchises and frequently apply substantive standards to the relationship between franchisor and franchisee and limit the ability of a franchisor to terminate or refuse to renew a franchise. We may, therefore, be required to retain an under-performing franchise and may be unable to replace the franchisee, which could adversely impact franchise revenues. In addition, we cannot predict the nature and effect of any future legislation or regulation on our franchise operations.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues, and operating income.
      As a retailer, distributor, and manufacturer of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products consist of vitamins, minerals, herbs, and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, third-party manufacturers produce many of the products we sell. As a distributor of products manufactured by third parties, we may also be liable for various product liability claims for products we do not manufacture. We have been and may be subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. For example, as of March 31, 2006, we have been named as a defendant in 227 pending cases involving the sale of products that contain ephedra. See “Business — Legal Proceedings.” Any product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our revenues and operating income. All claims to date have been tendered to the third-party manufacturer or to our insurer, and we have incurred no expense to date with respect to litigation involving ephedra products. Furthermore, we are entitled to indemnification by Numico for losses arising from claims related to products containing ephedra sold before December 5, 2003. All of the pending cases relate to products sold before that time.

We are not insured for a significant portion of our claims exposure, which could materially and adversely affect our operating income and profitability.
      We have procured insurance independently for the following areas: (1) general liability; (2) product liability; (3) directors and officers liability; (4) property insurance; (5) workers’ compensation insurance; and (6) various other areas. We are self-insured for other areas, including: (1) medical benefits; (2) workers’ compensation coverage in New York, with a stop loss of $250,000; (3) physical damage to our tractors, trailers, and fleet vehicles for field personnel use; and (4) physical damages that may occur at company-owned stores. We are not insured for some property and casualty risks due to the frequency and severity of a loss, the cost of insurance, and the overall risk analysis. In addition, we carry product liability insurance coverage that requires us to pay deductibles/retentions with primary and excess liability coverage above the deductible/retention amount. Because of our deductibles and self-insured retention amounts, we have significant exposure to fluctuations in the number and severity of claims. We currently maintain product liability insurance with a retention of $1.0 million per claim with an aggregate cap on retained loss of $10.0 million. As a result, our insurance and claims expense could increase in the future. Alternatively, we could raise our deductibles/retentions, which would increase our already significant exposure to expense from claims. If any claim exceeds our coverage, we would bear the excess expense, in addition to our other self-insured amounts. If the frequency or severity of claims or our expenses increase, our operating income and profitability could be materially adversely affected. See “Business — Legal Proceedings.”
Risks Related to Our Substantial Debt

Our substantial debt could adversely affect our results of operations and financial condition and otherwise adversely impact our operating income and growth prospects.
      As of March 31, 2006, our total debt was approximately $472.8 million, and we had an additional $65.1 million available for borrowing on a secured basis under our $75.0 million senior revolving credit facility after giving effect to the use of $9.9 million of the revolving credit facility to secure letters of credit. All of the debt under our senior credit facility bears interest at variable rates. We are subject to additional interest expense if these rates increase significantly, which could also reduce our ability to borrow additional funds.
      Our substantial debt could have important consequences on our financial condition. For example, it could:

•	require us to use all or a large portion of our cash to pay principal and interest on our debt, which could reduce the availability of our cash to fund working capital, capital expenditures, and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to our debt;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds, dispose of assets, or pay cash dividends.
      For additional information regarding the interest rates and maturity dates of our debt, see “Description of Certain Debt.”

We require a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control and, as a result, we may not be able to make payments on our debt obligations.
      We may be unable to generate sufficient cash flow from operations, to realize anticipated cost savings and operating improvements on schedule or at all, or to obtain future borrowings under our credit facilities or otherwise in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. In addition, because we conduct our operations through our operating subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including payments on our debt. Under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. If we do not have sufficient liquidity, we may need to refinance or restructure all or a portion of our debt on or before maturity, sell assets, or borrow more money. We may not be able to do so on terms satisfactory to us or at all.
      If we are unable to meet our obligations with respect to our debt, we could be forced to restructure or refinance our debt, seek equity financing, or sell assets. If we are unable to restructure, refinance, or sell assets in a timely manner or on terms satisfactory to us, we may default under our obligations. As of March 31, 2006, substantially all of our debt was subject to acceleration clauses. A default on any of our debt obligations could trigger these acceleration clauses and cause those and our other obligations to become immediately due and payable. Upon an acceleration of any of our debt, we may not be able to make payments under our debt.

Changes in our results of operation or financial condition and other events may adversely affect our ability to comply with financial covenants in our senior credit facility or other debt covenants.
      We are required by our senior credit facility to maintain certain financial ratios, including, but not limited to, fixed charge coverage and maximum total leverage ratios. Our ability to comply with these covenants and other provisions of the senior credit facility, the indentures governing Centers’ existing senior notes and senior subordinated notes, or similar covenants in future debt financings may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, or other events beyond our control. The breach of any of these covenants could result in a default under our debt, which could cause those and other obligations to become immediately due and payable. If any of our debt is accelerated, we may not be able to repay it.

Despite our and our subsidiaries’ current significant level of debt, we may still be able to incur more debt, which would increase the risks described above.
      We and our subsidiaries may be able to incur substantial additional debt in the future, including secured debt. Although our senior credit facility and the indentures governing Centers’ existing senior notes and senior subordinated notes contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and under certain circumstances, debt incurred in compliance with these restrictions could be substantial. If additional debt is added to our current level of debt, the substantial risks described above would increase.

Risks Relating to an Investment in Our Stock

Our principal stockholder may take actions that conflict with your interests. This control may have the effect of delaying or preventing changes of control or changes in management or limiting the ability of other stockholders to approve transactions they deem to be in their best interest.
      Immediately following this offering,      % of our common stock, or      % if the underwriters exercise their overallotment option in full, will be held by GNC Investors, LLC, our principal stockholder. In our stockholders’ agreement, each of our current stockholders, including our principal stockholder, has irrevocably appointed Apollo Investment Fund V, L.P., an affiliate of our principal stockholder, as its proxy and attorney-in-fact to vote all of the shares of common stock held by the stockholder at any time for all matters subject to the vote of the stockholder in the manner determined by Apollo Investment Fund V in its sole and absolute discretion, whether at any meeting of the stockholders or by written consent or otherwise. The proxy remains in effect for so long as Apollo Investment Fund V, together with related co-investment entities (which we refer to along with Apollo Investment Fund V as Apollo Funds V), which include our principal stockholder in certain circumstances, own at least 2,100,000 shares of our common stock. Accordingly, upon completion of this offering and giving effect to the use of proceeds from the offering, Apollo Investment Fund V will have the right to vote shares representing                % of our common stock, or           % if the underwriters exercise their overallotment option in full. In addition, so long as Apollo Funds V own at least 2,100,000 shares of our common stock, and subject to the rights of the holders of our preferred stock, Apollo Investment Fund V has the right to nominate all of the members of our board of directors, and each of our current stockholders has agreed to vote all shares of common stock held by the stockholder to ensure the election of the directors nominated by Apollo Investment Fund V. As a result, Apollo Investment Fund V will continue to be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and approval of significant corporate transactions, and it will have significant control over our management and policies. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest. See “Description of Capital Stock — Stockholders’ Agreement.”

We will be a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.
      After the completion of this offering, GNC Investors, LLC will own more than 50% of our outstanding common stock, and Apollo Investment Fund V will hold more than 50% of the total voting power of our common stock, and, therefore, we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, we intend to utilize certain exemptions under the NYSE standards that free us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of independent directors;

•	that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors; and

•	that we conduct an annual performance evaluation of the nominating and governance committee and the compensation committee.
      As a result of our use of the controlled company exemptions, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. See “Management — Board Composition” for more information.

The price of our common stock may fluctuate substantially, and you could lose all or part of your investment.
      The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters, Apollo Management V, L.P., and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	conditions and trends in the markets we serve;

•	announcements of significant new products by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	legislation or regulatory policies, practices, or actions;

•	the commencement or outcome of litigation;

•	our sale of common stock or other securities in the future, or sales of our common stock by our principal stockholder;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.
      In addition, the stock market in general, the New York Stock Exchange, and the market for health and nutritional supplements companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. If any of these factors causes us to fail to meet the expectations of securities analysts or investors, or if adverse conditions prevail or are perceived to prevail with respect to our business, the price of our common stock would likely drop significantly.

We currently do not intend to pay dividends on our common stock after the offering. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
      We currently do not plan to declare dividends on shares of our common stock after the offering and for the foreseeable future. Further, Centers is currently restricted from declaring or paying cash dividends to us pursuant to the terms of its senior credit facility, its senior subordinated notes, and its senior notes, which effectively restricts us from declaring or paying any cash dividends. Centers has already used exceptions to these restrictions to make payments totaling $49.9 million to our common stockholders in March 2006. We also plan to declare a dividend totaling $           million to our common stockholders of record immediately before the offering, which will be payable by us with cash on hand after completion of the offering. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Future sales of our common stock may depress our share price.
      After this offering, we will have                      shares of common stock outstanding. The                      shares sold in this offering, or                      shares if the underwriters’ overallotment option is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale

On the date of this prospectus
180 days after the date of this prospectus, although all but shares will be subject to certain volume limitations under Rule 144 of the Securities Act
      The above table assumes the effectiveness of the lock-up agreements under which our executive officers, directors, and our principal stockholder have agreed not to sell or otherwise dispose of their shares of common stock and that we or the representatives of the underwriters have not waived the market stand-off provisions applicable to holders of options to purchase our common stock. Holders of options to purchase                      shares of our common stock have entered into stock option agreements with us pursuant to which they have agreed not to sell or otherwise dispose of shares of common stock underlying these options for a period of 180 days after the date of this prospectus without the prior written consent of GNC or the underwriters subject to exceptions and possible extension as described in “Underwriting.”
      Merrill Lynch, Lehman Brothers Inc., and UBS Securities LLC may, in their discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements or the market stand-off provisions in our stock option agreements.
      Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After the lock-up agreements pertaining to this offering expire, additional stockholders, including our principal stockholder, will be able to sell their shares in the public market, subject to legal restrictions on transfer. As soon as practicable upon completion of this offering, we also intend to file registration statements covering shares of our common stock issued or reserved for issuance under our stock plans. In addition, under our stockholders’ agreement, some of our stockholders are entitled to registration rights. Subject to the terms of the lock-up agreements, registration of the sale of these shares of our common stock would generally permit their sale into the market immediately after registration. These registration rights of our stockholders could impair our ability to raise capital by depressing the price of our common stock. We may also sell additional shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock. See “Shares Eligible for Future Sale” for more information.

As a new investor, you will experience substantial dilution in the net tangible book value of your shares.
      The initial public offering price of our common stock will be considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

•	contribute % of the total amount invested to fund our company, but will own only % of the shares of common stock outstanding after this offering and the use of proceeds from the offering.
      To the extent outstanding stock options are exercised, there will be further dilution to new investors. See “Dilution” for more information.

Certain provisions of our corporate governing documents and Delaware law could discourage, delay, or prevent a merger or acquisition at a premium price.
      Certain provisions of our organizational documents and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of our company, or limit the price that investors may be willing to pay in the future for shares of our common stock. For example, our certificate of incorporation and by-laws will, upon completion of this offering, permit us to issue, without any further vote or action by the stockholders, up to 150,000,000 shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional, and other special rights, if any, and any qualifications, limitations, or restrictions of the shares of the series. In addition, our certificate of incorporation permits our board of directors to adopt amendments to our by-laws. See “Description of Capital Stock — Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware Law that May Have an Anti-Takeover Effect.”

Our holding company structure makes us dependent on our subsidiaries for our cash flow and subordinates the rights of our stockholders to the rights of creditors of our subsidiaries in the event of an insolvency or liquidation of any of our subsidiaries.
      We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Our subsidiaries are separate and distinct legal entities. As a result, our cash flow depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans, or other payments by our subsidiaries to us. Our subsidiaries have no obligation to provide us with funds for our payment obligations. If there is an insolvency, liquidation, or other reorganization of any of our subsidiaries, our stockholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before we, as a stockholder, would be entitled to receive any distribution from that sale or disposal.

ABOUT THIS PROSPECTUS
      Throughout this prospectus, we use market data and industry forecasts and projections that we have obtained from market research, publicly available information, and industry publications. The industry forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and we cannot give you any assurance that any of the projected results will be achieved.
      We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our service marks and trademarks include the GNC® name. Each trademark, trade name, or service mark of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, trade names, or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the owner of the trademark, trade name, or service mark.
      The contents of our website, www.gnc.com, are not a part of this prospectus.
      We refer to the terms EBITDA and Adjusted EBITDA in various places in this prospectus. EBITDA and Adjusted EBITDA are non-GAAP measures of performance and liquidity, as applicable. For the definitions of EBITDA and Adjusted EBITDA and a reconciliation of net income and net cash provided by operating activities to EBITDA and EBITDA to Adjusted EBITDA, see note (1) to “Summary Consolidated Financial Data.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements with respect to our financial condition, results of operations, and business that is not historical information. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Forward-looking statements can be identified by the use of terminology such as “subject to,” “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “can,” the negatives thereof, variations thereon, and similar expressions, or by discussions of strategy.
      All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. Factors that may materially affect such forward-looking statements include, among others:

•	significant competition in our industry;

•	unfavorable publicity or consumer perception of our products;

•	the incurrence of material product liability and product recall costs;

•	costs of compliance and our failure to comply with governmental regulations;

•	the failure of our franchisees to conduct their operations profitably and limitations on our ability to terminate or replace under-performing franchisees;

•	economic, political, and other risks associated with our international operations;

•	our failure to keep pace with the demands of our customers for new products and services;

•	disruptions in our manufacturing system or losses of manufacturing certifications;

•	the lack of long-term experience with human consumption of ingredients in some of our products;

•	increases in the frequency and severity of insurance claims, particularly claims for which we are self-insured;

•	loss or retirement of key members of management;

•	increases in the cost of borrowings and limitations on availability of additional debt or equity capital;

•	the impact of our substantial debt on our operating income and our ability to grow; and

•	the failure to adequately protect or enforce our intellectual property rights against competitors.
      Consequently, forward-looking statements should be regarded solely as our current plans, estimates, and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance, or achievements. We do not undertake and specifically decline any obligation to update, republish, or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

USE OF PROCEEDS
      We estimate that our net proceeds from this offering will be approximately $           million, based on an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of the shares being offered by the selling stockholders.
      We intend to use our net proceeds to redeem all $100.0 million in liquidation preference of our outstanding Series A preferred stock at a redemption price per share of $1,085.71, plus accumulated dividends not paid in cash through the redemption date and related expenses. Any of our remaining net proceeds will be used for working capital and general corporate purposes.
      We issued the Series A preferred stock in December 2003. The holders of the Series A preferred stock are entitled to receive dividends at a rate per year equal to 12% of the liquidation preference of $1,000 per share plus accumulated dividends. Dividends on the Series A preferred stock are payable quarterly, but we have elected not to pay dividends in cash, and, as of June 1, 2006, the accumulated dividends for each share totaled $342.18.
      To the extent that the underwriters exercise their option to purchase additional shares of common stock to cover overallotments from the selling stockholders, we will not receive any proceeds from the exercise of this option.
DIVIDEND POLICY
      We currently do not anticipate paying any cash dividends after the offering and for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock, in the foreseeable future will be used to repay debt, to provide working capital, to support our operations, and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our debt instruments, our future earnings, capital requirements, financial condition, future prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits.
      Centers is currently restricted from declaring or paying cash dividends to us pursuant to the terms of its senior credit facility, its senior subordinated notes, and its senior notes, which restricts our ability to declare or pay any cash dividends. Centers has already used exceptions to these restrictions to make permitted restricted payments totaling $49.9 million to our common stockholders in March 2006. These payments were determined to be in compliance with Centers’ debt covenants and the terms of our Series A preferred stock. We also plan to declare a dividend totaling $           million to our common stockholders of record before the offering. The dividend declaration will be expressly conditioned upon the redemption of our outstanding Series A preferred stock. See “Use of Proceeds.” The dividend will be payable as a permitted restricted payment with cash on hand after completion of the offering.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2006 on:

•	an actual basis; and

•	an as adjusted basis, giving effect to (1) the completion of this offering, including the application of the estimated net proceeds from this offering described under “Use of Proceeds,” and (2) the payment after the offering to our common stockholders of record before the offering of a dividend totaling $ million.
      The table below should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” “Description of Certain Debt,” and our consolidated financial statements and their notes included in this prospectus.

	As of March 31, 2006

	Actual	As Adjusted

	(Unaudited)
	(In millions,
	except share data)
Cash and cash equivalents(1)	$44.3	$

Long-term debt (including current maturities):
Senior credit facility(2)	$95.9	$
Mortgage and capital leases	11.9
Senior notes	150.0
Senior subordinated notes	215.0

Total long-term debt	472.8

Cumulative redeemable exchangeable preferred stock, $0.01 par value; 110,000 shares authorized, 100,000 shares issued and outstanding, actual; no shares authorized or issued and outstanding, as adjusted(3)	131.0
Stockholders’ equity:
Common stock, $0.01 par value; 100,000,000 shares authorized, 29,621,538 shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, as adjusted	0.3
Paid-in-capital	128.3
Retained earnings(1)	40.5
Accumulated other comprehensive income	0.6

Total stockholders’ equity	169.7

Total capitalization	$773.5	$

(1)	We plan to declare a dividend totaling $ million to our common stockholders of record immediately before the offering, which will be paid with cash on hand after completion of the offering.

(2)	The senior credit facility consists of a $75.0 million revolving credit facility and a $95.9 million term loan facility. As of March 31, 2006, no amounts had been drawn on the revolving credit facility. Total availability under the revolving credit facility was $65.1 million, after giving effect to $9.9 million of outstanding letters of credit.

(3)	We intend to use our net proceeds from the offering to redeem all of our outstanding preferred stock.

DILUTION
      At March 31, 2006, the net tangible book value of our common stock was approximately $           million, or approximately $           per share of our common stock. After giving effect to (1) the sale of shares of our common stock in this offering at an assumed initial public offering price of $           per share, and after deducting estimated underwriting discounts and commissions and the estimated offering expenses of this offering, and (2) the payment after the offering to our common stockholders of record before the offering of a dividend totaling $           million, the as adjusted net tangible book value at March 31, 2006 attributable to common stockholders would have been approximately $           million, or approximately $           per share of our common stock. This represents a net increase in net tangible book value of $           per existing share and an immediate dilution in net tangible book value of $           per share to new stockholders. The following table illustrates this per share dilution to new stockholders:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2006	$
Increase per share attributable to this offering	$
As adjusted net tangible book value per share after this offering		$
Dilution per share to new stockholders		$
      The table below summarizes, as of March 31, 2006, the differences for (1) our existing stockholders and (2) investors in this offering, with respect to the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid before deducting fees and expenses.

	Shares Issued		Total Consideration		Average
Price per
	Number	Percentage	Amount	Percentage	Share

Existing stockholders		%		%
New stockholders in this offering		%		%
Total
      The foregoing discussion and tables assumes no exercise of stock options to purchase 2,828,360 shares of our common stock subject to outstanding stock options with a weighted average exercise price of $6.23 per share as of March 31, 2006 and exclude                      shares of our common stock available for future grant or issuance under our stock plans. To the extent that any options having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
      The unaudited pro forma consolidated statements of operations for the year ended December 31, 2005 and for the three months ended March 31, 2006 give effect to this offering and the application of the net proceeds as described under “Use of Proceeds” as if the offering had been consummated on January 1, 2005. The unaudited pro forma consolidated balance sheet as of March 31, 2006 gives effect to this offering and the application of the net proceeds as set forth under “Use of Proceeds” as if this offering occurred on such date.
      The unaudited pro forma consolidated financial data do not purport to represent what our results of operations would have been if this offering had occurred as of the dates indicated, nor are they indicative of results for any future periods.
      The unaudited pro forma consolidated financial data are presented for informational purposes only and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements including the notes thereto included elsewhere in this prospectus.
GNC CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2005

		Offering
	Historical	Adjustments	As Adjusted

Statement of Income Data	2005	2005(1)	2005

	(In thousands, except share data)
Revenues	$1,317,708	$	$
Cost of sales, including costs of warehousing, distribution and occupancy	898,740

Gross profit	418,968
Compensation and related benefits	228,626
Advertising and promotion	44,661
Other selling, general and administrative	76,532
Other income	(3,055)

Operating income	72,204
Interest expense, net	43,078

Income before income taxes	29,126
Income tax expense	10,730

Net income	$18,396	$	$

Income per share — Basic and Diluted:
Net income	$18,396	$	$
Cumulative redeemable exchangeable preferred stock dividends and accretion	(14,381)	$	$

Net income available for common stockholders	$4,015	$	$

Earnings per share
Basic	$0.14
Diluted	$0.13
Weighted average shares
Basic	29,645,872
Diluted	30,225,309

(1)	Reflects adjustments attributable to this offering and the application of the net proceeds to us as described under “Use of Proceeds”, and corresponding elimination of the preferred stock dividend and accretion.

GNC CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Consolidated Statement of Operations
For the three months ended March 31, 2006

		Offering
	Historical	Adjustments	As Adjusted

Statement of Income Data	2006	2006(1)	2006

	(In thousands, except share data)
Revenues	$386,892	$	$
Cost of sales, including costs of warehousing, distribution and occupancy	256,872

Gross profit	130,020
Compensation and related benefits	65,852
Advertising and promotion	15,839
Other selling, general and administrative	21,063
Other income	(588)

Operating income	27,854
Interest expense, net	9,676

Income before income taxes	18,178
Income tax expense	6,743

Net income	$11,435	$	$

Income per share — Basic and Diluted:
Net income	$11,435	$	$
Cumulative redeemable exchangeable preferred stock dividends and accretion	(3,867)

Net income available for common stockholders	$7,568	$	$

Earnings per share
Basic	$0.26
Diluted	$0.25
Weighted average shares
Basic	29,551,413
Diluted	30,003,954

(1)	Reflects adjustments attributable to this offering and the application of the net proceeds to us as described under “Use of Proceeds”, and corresponding elimination of the preferred stock dividend and accretion.

GNC CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2006

		Offering
	Historical	Adjustments(1)	As Adjusted

	(Unaudited)
	(In thousands, except share data)
Current assets:
Cash and cash equivalents	$44,290	$	$
Receivables, net of reserve of $7,493	77,007
Inventories, net	339,928
Deferred tax assets, net	13,859
Other current assets	30,005

Total current assets	505,089
Long-term assets:
Goodwill	80,588
Brands	212,000
Other intangible assets, net	25,965
Property, plant and equipment, net	174,705
Deferred financing fees, net	15,390
Deferred tax assets, net	45
Other long-term assets	8,399

Total long-term assets	517,092

Total assets	$1,022,181	$	$

Current liabilities:
Accounts payable, includes cash overdraft of $5,219	$130,607	$	$
Accrued payroll and related liabilities	20,532
Accrued income taxes	8,830
Accrued interest	9,181
Current portion, long-term debt	2,133
Other current liabilities	68,831

Total current liabilities	240,114
Long-term liabilities:
Long-term debt	470,710
Other long-term liabilities	10,679

Total long-term liabilities	481,389

Total liabilities	721,503
Cumulative redeemable exchangeable preferred stock, $0.01 par value, 110,000 shares authorized, 100,000 shares issued and outstanding (liquidation preference of $140,183), actual; shares outstanding (liquidation preference of $ ), as adjusted	130,982
Stockholders’ equity:
Common stock, $0.01 par value, 100,000,000 shares authorized, 29,546,538 shares issued and outstanding, actual; shares issued and outstanding as adjusted	296
Paid-in-capital	128,289
Retained earnings	40,507
Accumulated other comprehensive income	604

Total stockholders’ equity	169,696

Total liabilities and stockholders’ equity	$1,022,181	$	$

(1)	Adjusted to reflect (a) the sale by us of shares of our common stock offered hereby at an initial public offering price of per share and the application of the estimated net proceeds to us from this offering of $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (b) the payment after completion of the offering with cash on hand of a dividend totaling million to our common stockholders of record before the offering. See “Use of Proceeds,” “Dividend Policy”, and “Capitalization”.

SELECTED CONSOLIDATED FINANCIAL DATA
      The selected consolidated financial data presented below as of and for the years ended December 31, 2001 and 2002 are derived from our audited consolidated financial statements and their notes not included in this prospectus. The selected consolidated financial data presented below for the period ended December 4, 2003, the 27 days ended December 31, 2003, and the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements and their notes included in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2001 and 2002 and the period from January 1, 2003 to December 4, 2003 represent the periods during which General Nutrition Companies, Inc. was owned by Numico.
      On December 5, 2003, Centers, our wholly owned subsidiary, acquired 100% of the outstanding equity interests of General Nutrition Companies, Inc. from Numico in a business combination accounted for under the purchase method of accounting. As a result, the financial data presented for 2003 include a predecessor period from January 1, 2003 through December 4, 2003 and a successor period from December 5, 2003 through December 31, 2003. The selected consolidated financial data presented below for (1) the period from January 1, 2003 to December 4, 2003 and as of December 4, 2003 and (2) the 27 days ended December 31, 2003 and as of December 31, 2003 are derived from our audited consolidated financial statements and their notes included in this prospectus. The selected consolidated financial data for the period from January 1, 2003 to December 4, 2003 represent the period in 2003 that General Nutrition Companies, Inc. was owned by Numico. The selected consolidated financial data for the 27 days ended December 31, 2003 represent the period of operations in 2003 after the Numico acquisition.
      As a result of the Numico acquisition, the consolidated statements of operations for the successor periods include the following: interest and amortization expense resulting from the senior credit facility and issuance of the senior subordinated notes and the senior notes; amortization of intangible assets related to the Numico acquisition; and management fees that did not exist prior to the Numico acquisition. Further, as a result of purchase accounting, the fair values of our assets on the date of the Numico acquisition became their new cost basis. Results of operations for the successor periods are affected by the new cost basis of these assets.
      The selected consolidated financial data presented below as of March 31, 2006 and for the three months ended March 31, 2005 and March 31, 2006 are derived from our unaudited consolidated financial statements and their notes included in this prospectus, and the consolidated financial data as of March 31, 2005 is derived from our unaudited consolidated financial statements and their notes not included in this prospectus, and include, in the opinion of management, all adjustments necessary for a fair statement of our financial position and operating results for those periods and as of those dates. Our results for interim periods are not necessarily indicative of our results for a full year’s operations.
      You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes.

	Predecessor			Successor			Successor

			Period from
	Year Ended	Year Ended	January 1, 2003 to	27 Days Ended	Year Ended	Year Ended	Three Months Ended	Three Months Ended
	December 31, 2001	December 31, 2002	December 4, 2003	December 31, 2003	December 31, 2004	December 31, 2005	March 31, 2005	March 31, 2006

							(Unaudited)
	(Dollars in millions, except share data)
Statement of Income Data:
Revenues:
Retail	$1,123.1	$1,068.6	$993.3	$66.2	$1,001.8	$989.4	$255.2	$294.9
Franchising	273.1	256.1	241.3	14.2	226.5	212.8	52.6	60.3
Manufacturing/ Wholesale	112.9	100.3	105.6	8.9	116.4	115.5	28.6	31.7

Total revenue	1,509.1	1,425.0	1,340.2	89.3	1,344.7	1,317.7	336.4	386.9
Cost of sales, including costs of warehousing, distribution and occupancy	1,013.3	969.9	934.9	63.6	895.2	898.7	230.4	256.9

Gross profit	495.8	455.1	405.3	25.7	449.5	419.0	106.0	130.0
Compensation and related benefits	246.6	245.2	235.0	16.7	230.0	228.6	57.3	65.9
Advertising and promotion	41.9	52.1	38.4	0.5	44.0	44.7	14.6	15.8
Other selling, general and administrative	140.7	86.0	70.9	5.1	73.8	76.6	18.9	21.0
Other (income) expense(1)	(3.4)	(211.3)	(10.1)	—	1.0	(3.1)	(2.6)	(0.6)
Impairment of goodwill and intangible assets(2)	—	222.0	709.4	—	—	—	—	—

Operating income (loss)	70.0	61.1	(638.3)	3.4	100.7	72.2	17.8	27.9
Interest expense, net	140.0	136.3	121.1	2.8	34.5	43.1	13.5	9.7
Gain on sale of marketable securities	—	(5.0)	—	—	—	—	—	—

(Loss) income before income taxes	(70.0)	(70.2)	(759.4)	0.6	66.2	29.1	4.3	18.2
Income tax (benefit) expense	(14.1)	1.0	(174.5)	0.2	24.5	10.7	1.6	6.8

Net (loss) income before cumulative effect of accounting change	(55.9)	(71.2)	(584.9)	0.4	41.7	18.4	2.7	11.4
Loss from cumulative effect of accounting change, net of tax(3)	—	(889.7)	—	—	—	—	—	—

Net (loss) income	$(55.9)	$(960.9)	$(584.9)	$0.4	$41.7	$18.4	$2.7	$11.4

Basic and Diluted (Loss) Income Per Share:
Net (loss) income	$(55.9)	$(960.9)	$(584.9)	$0.4	$41.7	$18.4	$2.7	$11.4
Cumulative redeemable exchangeable preferred stock dividends and accretion	—	—	—	(0.9)	(12.7)	(14.4)	(3.4)	(3.8)

Net (loss) income available to common shareholders	$(55.9)	$(960.9)	$(584.9)	$(0.5)	$29.0	$4.0	$(0.7)	$7.6

Net (loss) earnings per share from continuing operations before cumulative effect of accounting change	$(1.88)	$(2.40)	$(19.78)	$(0.02)	$0.97	$0.14	$(0.02)	$0.26
Loss per share from cumulative effect of accounting change	—	(30.09)	—	—	—	—	—	—

Net (loss) earnings per share	$(1.88)	$(32.33)	$(19.78)	$(0.02)	$0.97	$0.14	$(0.02)	$0.26

Weighted average number of shares outstanding:(4)
Basic	29,566,666	29,566,666	29,566,666	29,566,666	29,819,090	29,645,872	29,752,552	29,551,413
Diluted	29,566,666	29,566,666	29,566,666	29,566,666	29,819,090	30,225,309	29,752,552	30,003,954

	Predecessor			Successor			Successor

			Period from
	Year Ended	Year Ended	January 1, 2003 to	27 Days Ended	Year Ended	Year Ended	Three Months Ended	Three Months Ended
	December 31, 2001	December 31, 2002	December 4, 2003	December 31, 2003	December 31, 2004	December 31, 2005	March 31, 2005	March 31, 2006

							(Unaudited)
	(Dollars in millions, except share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$16.3	$38.8	$9.4	$33.2	$85.2	$86.0	$77.8	$44.3
Working capital(5)	$140.8	$153.6	$96.2	$199.6	$282.1	$297.0	$263.9	$265.0
Total assets	$3,071.8	$1,878.3	$1,038.1	$1,024.9	$1,031.3	$1,023.8	$1,032.2	$1,022.2
Total current and non-current long-term debt	$1,883.8	$1,840.1	$1,747.4	$514.2	$510.4	$473.4	$474.9	$472.8
Cumulative redeemable exchangeable preferred stock	—	—	—	$100.5	$112.7	$127.1	$116.2	$131.0
Stockholders’ equity (deficit)	$469.0	$(493.8)	$(1,077.1)	$177.3	$208.3	$212.1	$206.9	$169.7
Other Data:
Net cash provided by operating activities	$75.8	$111.0	$92.9	$4.7	$83.5	$64.2	$35.5	$12.5
Net cach used in investing activities	$(48.1)	$(44.5)	$(31.5)	$(740.0)	$(27.0)	$(21.5)	$(4.9)	$(3.8)
Net cash (used in) provided by financing activities	$(21.6)	$(44.3)	$(90.8)	$759.2	$(4.5)	$(41.7)	$(37.9)	$(50.4)
EBITDA(6)	$192.0	$(765.5)	$(579.2)	$5.7	$139.5	$113.2	$27.9	$37.5
Capital expenditures(7)	$29.2	$51.9	$31.0	$1.8	$28.3	$20.8	$4.4	$3.7
Number of stores (at end of period):
Company-owned stores(8)	2,960	2,898	2,757	2,748	2,642	2,650	2,644	2,661
Franchised stores(8)	1,821	1,909	1,978	2,009	2,036	2,014	2,034	1,996
Store-within-a-store locations(8)	780	900	988	988	1,027	1,149	1,043	1,160
Same store sales growth:(9)
Domestic Company-owned	1.7%	(6.6)%	(0.4)%	—	(4.1)%	(1.5)%	(7.8)%	14.5%
Domestic franchised	2.2%	(3.7)%	(0.6)%	—	(5.5)%	(5.4)%	(9.0)%	6.8%

(1)	Other (income) expense includes foreign currency (gain) loss for all of the periods presented. Other (income) expense for the year ended December 31, 2005 and the three months ended March 31, 2005 included $2.5 million transaction fee income related to the transfer of our GNC Australian franchise rights to an existing franchisee. Other (income) expense for the year ended December 31, 2004, included a $1.3 million charge for costs related to the preparation of a registration statement for an offering of our common stock to the public. As that offering was not completed, these costs were expensed. Other (income) expense for the years ended December 31, 2001 and 2002, and the period ended December 4, 2003 includes $3.6 million, $214.4 million, and $7.2 million, respectively, received from legal settlement proceeds that we collected from a raw material pricing settlement.

(2)	On January 1, 2002, we adopted SFAS No. 142, which requires that goodwill and other intangible assets with indefinite lives no longer be subject to amortization, but instead are to be tested at least annually for impairment. For the periods ended December 31, 2002 and December 4, 2003, we recognized impairment charges of $222.0 million (pre-tax) and $709.4 million (pre-tax), respectively, for goodwill and other intangibles as a result of decreases in expectations regarding growth and profitability; additionally in 2003, the impairment resulted from increased competition from the mass market, negative publicity by the media on certain supplements, and increasing pressure from the FDA on the industry as a whole, each of which were identified in connection with a valuation related to the Numico acquisition.

(3)	Upon adoption of SFAS No. 142, we recorded a one-time impairment charge in the first quarter of 2002 of $889.7 million, net of tax, to reduce the carrying amount of goodwill and other intangibles to their implied fair value.

(4)	We have reflected the weighted average common shares outstanding of our predecessor to be the number of shares outstanding of our successor for the comparable period. The actual weighted average common shares outstanding for our predecessor for the periods ended December 31, 2001, 2002, and December 4, 2003 was 1,000 shares.

(5)	Working capital represents current assets less current liabilities.

(6)	We define EBITDA as net income (loss) before interest expense (net), income tax (benefit) expense, depreciation, and amortization. Management uses EBITDA as a tool to measure operating performance of our business. We use EBITDA as one criterion for evaluating our performance relative to our competitors and also as a measurement for the calculation of management incentive compensation. Although we primarily view EBITDA as an operating performance measure, we also consider it to be a useful analytical tool for measuring our liquidity, our leverage capacity, and our ability to service our debt and generate cash for other purposes. We also use EBITDA to determine our compliance with certain covenants in Centers’ senior credit facility and indentures governing the senior notes and senior subordinated notes. For further information regarding the Company’s use of EBITDA to determine compliance with certain financial covenants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” The reconciliation of EBITDA as presented below is different than that used for purposes of the covenants under the indentures governing the senior notes and senior subordinated notes. Historically, we have highlighted our use of EBITDA as a liquidity measure and for related purposes, because of our focus on the holders of Centers’ debt. At the same time, however, management has also internally used EBITDA as a performance measure. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income, or any other performance measures derived in accordance with GAAP, or as an alternative to GAAP cash flow from operating activities, as a measure of our profitability or liquidity. Some of the limitations of EBITDA are as follows:

•	EBITDA does not reflect interest expense or the cash requirement necessary to service interest or principal payments on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	although EBITDA is frequently used by securities analysts, lenders, and others in their evaluation of companies, our calculation of EBITDA may differ from other similarly titled measures of other companies, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated financial statements included in this prospectus. The following table reconciles EBITDA to net (loss) income as determined in accordance with GAAP for the periods indicated:

	Predecessor			Successor			Successor

			Period from
	Year Ended	Year Ended	January 1, 2003 to	27 Days Ended	Year Ended	Year Ended	Three Months Ended	Three Months Ended
	December 31, 2001	December 31, 2002	December 4, 2003	December 31, 2003	December 31, 2004	December 31, 2005	March 31, 2005	March 31, 2006

							(Unaudited)
	(Dollars in millions)
Net (loss) income	$(55.9)	$(960.9)	$(584.9)	$0.4	$41.7	$18.4	$2.7	$11.4
Interest expense, net	140.0	136.3	121.1	2.8	34.5	43.1	13.5	9.7
Income tax (benefit) expense	(14.1)	1.0	(174.5)	0.2	24.5	10.7	1.6	6.8

Depreciation and amortization	122.0	58.1	59.1	2.3	38.8	41.0	10.1	9.6

EBITDA(a)	$192.0	$(765.5)	$(579.2)	$5.7	$139.5	$113.2	$27.9	$37.5

The following table reconciles net cash provided by operating activities as determined in accordance with GAAP to EBITDA for the periods indicated:

	Predecessor			Successor			Successor

			Period from
	Year Ended	Year Ended	January 1, 2003 to	27 Days Ended	Year Ended	Year Ended	Three Months Ended	Three Months Ended
	December 31, 2001	December 31, 2002	December 4, 2003	December 31, 2003	December 31, 2004	December 31, 2005	March 31, 2005	March 31, 2006

							(Unaudited)
	(Dollars in millions)
Net cash provided by operating activities	$75.8	$111.0	$92.9	$4.7	$83.5	$64.2	$35.5	$12.5
Cash paid for interest (excluding deferred financing fees)	145.6	138.0	122.5	0.7	32.7	32.7	2.2	8.6
Cash paid for taxes	15.2	30.7	2.5	—	5.1	2.9	0.3	0.2
Increase (decrease) in accounts receivable	1.1	127.3	(59.9)	(2.9)	(5.3)	4.4	0.3	7.4
(Decrease) increase in inventory	(71.5)	(22.2)	(29.0)	(3.8)	15.1	23.9	20.9	41.3
Decrease (increase) in accounts payable	48.2	(18.8)	3.3	5.3	(3.9)	2.9	(26.2)	(25.8)
(Decrease) increase in other assets	(6.9)	(17.2)	4.1	9.7	(16.6)	(12.1)	(6.7)	(2.4)
(Increase) decrease in other liabilities	(15.5)	(7.7)	(6.2)	(8.0)	28.9	(5.7)	1.6	(4.3)
Loss from cumulative effect of accounting change, net of tax	—	(889.7)	—	—	—	—	—	—
Impairment of goodwill and intangible assets	—	(222.0)	(709.4)	—	—	—	—	—
Gain on sale of marketable securities	—	5.1	—	—	—	—	—	—

EBITDA(a)	$192.0	$(765.5)	$(579.2)	$5.7	$139.5	$113.2	$27.9	$37.5

(a)	For each of the years ended December 31, 2004 and 2005, EBITDA included an annual management fee paid to Apollo Management V of $1.5 million, which will not be payable subsequent to this offering. For the three months ended March 31, 2006, EBITDA included (i) a $4.8 million discretionary payment to our stock option holders, which was made in conjunction with the restricted payments made to our common stockholders in March 2006, and was recommended to and approved by our board of directors, and (ii) a management fee paid to Apollo Management V of $0.4 million.

(7)	Capital expenditures for 2002 included approximately $13.9 million incurred in connection with our store reset and upgrade program. For the full year ended December 31, 2003, capital expenditures were $32.8 million.

(8)	The following table summarizes our locations for the periods indicated:

	Predecessor			Successor			Successor

			Period from
			January 1, 2003 to	27 Days Ended	Year Ended	Year Ended	Three Months Ended	Three Months Ended
	2001	2002	December 4, 2003	December 31, 2003	December 31, 2004	December 31, 2005	March 31, 2005	March 31, 2006

							(Unaudited)
Company-owned Stores
Beginning of period	2,842	2,960	2,898	2,757	2,748	2,642	2,642	2,650
Store openings(a)	220	117	80	4	82	137	32	40
Store closings	(102)	(179)	(221)	(13)	(188)	(129)	(30)	(29)

End of period	2,960	2,898	2,757	2,748	2,642	2,650	2,644	2,661

Franchised Stores
Domestic
Beginning of period	1,396	1,364	1,352	1,352	1,355	1,290	1,290	1,156
Store openings	137	82	98	5	31	17	3	2
Store closings	(169)	(94)	(98)	(2)	(96)	(151)	(32)	(35)

End of period	1,364	1,352	1,352	1,355	1,290	1,156	1,261	1,123

International
Beginning of period	322	457	557	626	654	746	746	858
Store openings	154	100	88	28	115	132	34	48
Store closings	(19)	—	(19)	—	(23)	(20)	(7)	(33)

End of period	457	557	626	654	746	858	773	873

Store-within-a-Store Locations
Beginning of period	544	780	900	988	988	1,027	1,027	1,149
Location openings	237	131	93	—	44	130	17	11
Location closings	(1)	(11)	(5)	—	(5)	(8)	(1)	—

End of period	780	900	988	988	1,027	1,149	1,043	1,160

Total locations	5,561	5,707	5,723	5,745	5,705	5,813	5,721	5,817

(a)	Includes re-acquired franchised stores.

(9)	Same store sales growth reflects the percentage change in same store sales in the period presented compared to the prior year period. Same store sales are calculated on a daily basis for each store and exclude the net sales of a store for any period if the store was not open during the same period of the prior year. Beginning in the first quarter of 2006, we also included our internet sales, as generated through www.gnc.com and drugstore.com, in our domestic company-owned same store sales calculation. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall or shopping center, the store continues to be treated as a same store. If, during the period presented, a store was closed, relocated to a different mall or shopping center, or converted to a franchised store or a company-owned store, sales from that store up to and including the closing day or the day immediately preceding the relocation or conversion are included as same store sales as long as the store was open during the same period of the prior year. We exclude from the calculation sales during the period presented from the date of relocation to a different mall or shopping center and from the date of a conversion. In the second quarter of 2006, we modified the calculation method for domestic franchised same store sales consistent with this description, which has been the method historically used for domestic company-owned same store sales. Prior to the second quarter of 2006, we had included in domestic franchised same store sales the sales from franchised stores after relocation to a different mall or shopping center and from former company-owned stores after conversion to franchised stores. The franchised same store sales growth percentages for all prior periods have been adjusted to be consistent with the modified calculation method.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. See “Risk Factors” included in this prospectus for a discussion of important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein. Please refer to “Special Note Regarding Forward-Looking Statements” included in this prospectus.
      On December 5, 2003, Centers acquired 100% of the outstanding equity interests of General Nutrition Companies, Inc. from Numico for an aggregate purchase price of $747.4 million, consisting of $733.2 million in cash and the assumption of $14.2 million of mortgage debt. We subsequently received $15.7 million and paid $5.9 million to Numico related to working capital contingent purchase price adjustments. The results of operations and cash flows reflect our predecessor entity, on a carve-out basis, for the period from January 1, 2003 to December 4, 2003. See “— Basis of Presentation.”
Business Overview
      We are the largest global specialty retailer of nutritional supplements, which include VMHS, sports nutrition products, diet products, and other wellness products. We derive our revenues principally from product sales through our company-owned stores and www.gnc.com, franchise activities, and sales of products manufactured in our facilities to third parties. We sell products through a worldwide network of more than 5,800 locations operating under the GNC brand name.

Revenues and Operating Performance from Our Business Segments
      We measure our operating performance primarily through revenues, which are derived from our three business segments, Retail, Franchise, and Manufacturing/Wholesale, and operating costs, as follows:

•	Retail revenues are generated by sales to consumers at our company-owned stores and through www.gnc.com. Although we believe that our retail and franchise businesses are not seasonal in nature, historically we have experienced, and expect to continue to experience, a substantial variation in our net sales and operating results from quarter to quarter, with the first half of the year being stronger than the second half of the year. Our industry is projected to grow at an average annual rate of 4% for the next five years due in part to favorable demographics, including an aging U.S. population, rising healthcare costs, and the desire by many to live longer, healthier lives. As a leader in our industry, we expect our retail revenues to grow at or above the projected industry growth rate.

•	Franchise revenues are generated primarily from:

(1)	product sales to our franchisees;

(2)	royalties on franchise retail sales; and

(3)	franchise fees, which are charged for initial franchise awards, renewals, and transfers of franchises.

Since we do not anticipate the number of our domestic franchised stores to increase significantly, our domestic franchise revenue growth will be generated by royalties on increased franchise retail sales and product sales to our existing franchisees. We expect that the increase in the number of our international franchised stores over the next five years will result in increased initial franchise fees associated with new store openings and increased manufacturing/wholesale revenues from product sales to new franchisees. As franchise trends continue to improve, we also anticipate that franchise revenue from international operations will be driven by increased royalties on franchise retail sales and increased product sales to our franchisees.

•	Manufacturing/ Wholesale revenues are generated through sales of manufactured products to third parties, generally for third-party private label brands, and the sale of our proprietary and third-party products to and through Rite Aid and drugstore.com. While revenues generated through our strategic alliance with Rite Aid do not represent a substantial component of our business, we believe that sales of our products to and through Rite Aid will continue to grow in accordance with our projected retail revenue growth. Our revenues generated by our manufacturing and wholesale operations are subject to our available manufacturing capacity, and we anticipate that these revenues will remain stable over the next five years. We expect that the decline in sales of our Vitamin E soft-gel products in 2005 due to negative publicity concerning the alleged health risks associated with Vitamin E will not have a significant impact on our manufacturing/ wholesale revenues going forward.

•	A significant portion of our business infrastructure is comprised of fixed operating costs. Our vertically integrated distribution network and manufacturing capacity can support higher sales volume without adding significant incremental costs. We therefore expect our operating expenses to grow at a lesser rate than our revenues, resulting in significant operating leverage in our business.

      The following trends and uncertainties in our industry could positively or negatively affect our operating performance:

•	volatility in the diet category;

•	broader consumer awareness of health and wellness issues and rising healthcare costs;

•	interest in, and demand for, condition-specific products based on scientific research;

•	significant effects of favorable and unfavorable publicity on consumer demand;

•	lack of a single product or group of products dominating any one product category;

•	rapidly evolving consumer preferences and demand for new products; and

•	costs associated with complying with new and existing governmental regulation.

Executive Overview
      In 2005, we undertook a series of strategic initiatives to rebuild the business and to establish a foundation for stronger future performance. These initiatives were implemented in order to reverse declining sales trends, a lack of connectivity with our customers, and deteriorating franchisee relations. In the first quarter of 2006, we continued to focus on these strategies and continued to see favorable results. These initiatives have allowed us to capitalize on our national footprint, brand awareness, and competitive positioning to improve our overall performance. Specifically, we:

•	introduced a single national pricing structure in order to simplify our pricing approach and improve our customer value perception;

•	developed and executed a national, more diversified marketing program focused on competitive pricing of key items and reinforcing GNC’s well-recognized and dominant brand name among consumers;

•	overhauled our field organization and store programs to improve our value-added customer shopping experience;

•	focused our merchandising and marketing initiatives on driving increased traffic to our store locations, particularly with promotional events outside of Gold Card week;

•	improved supply chain and inventory management, resulting in better in-stock levels of products generally and “never out” levels of top products;

•	reinvigorated our proprietary new product development activities;

•	revitalized vendor relationships, including their new product development activities and our exclusive or first-to-market access to new products;

•	realigned our franchise system with our corporate strategies and re-acquired or closed unprofitable or non-compliant franchised stores in order to improve the financial performance of the franchise system;

•	reduced our overhead cost structure; and

•	launched internet sales of our products on www.gnc.com.
      These and other strategies implemented in 2005 led to a reverse of the negative trends of the business. Domestic same store sales improved with each successive quarter of the year, culminating with an 8.1% increase in company-owned stores in the fourth quarter of 2005. In the first quarter of 2006, domestic same store sales increased 14.5%. We also realized steady improvement in our product categories, highlighted by particular strength in the sports nutrition and VMHS categories. During the latter part of 2005 we began to see a stabilizing diet category and, in the first quarter of 2006, we saw substantial improvement in the category compared to 2005. We anticipate that these positive trends in our business will continue in the future given that we believe they are the result of underlying changes to our business model implemented by our strategic initiatives.
Basis of Presentation

Purchase Accounting
      We accounted for the Numico acquisition under the purchase method of accounting. As a result, the financial data presented for 2003 include a predecessor period from January 1, 2003 through December 4, 2003 and a successor period for the 27 days ended December 31, 2003. As a result of the Numico acquisition, the consolidated statements of operations for the successor periods include: interest and amortization expense resulting from Centers’ credit facility and the issuance of Centers’ senior notes and senior subordinated notes; amortization of intangible assets related to the Numico acquisition; and management fees that did not exist prior to the Numico acquisition. Further, as a result of purchase accounting, the fair values of our assets on the date of the Numico acquisition became their new cost basis. Results of operations for the successor periods are affected by the new cost basis of these assets. We allocated the Numico acquisition consideration to the tangible and intangible assets acquired and liabilities assumed by us based upon their respective fair values as of the date of the Numico acquisition, which resulted in a significant change in our annual depreciation and amortization expenses.
      The financial statements for the periods prior to the Numico acquisition are labeled as “Predecessor,” and the periods subsequent to the Numico acquisition are labeled as “Successor.”
      Successor. Our financial statements for the 27 days ended December 31, 2003, for the years ended December 31, 2004 and 2005, and the three months ended March 31, 2005 and 2006 include the accounts of GNC and our wholly owned subsidiaries. Included in this period are fair value adjustments to assets and liabilities, including inventory, goodwill, other intangible assets, and property, plant and equipment. Also included is the corresponding effect these adjustments had on cost of sales, depreciation, and amortization expenses.
      Predecessor. For the period from January 1, 2003 to December 4, 2003, the consolidated financial statements of General Nutrition Companies, Inc. were prepared on a carve-out basis and reflect the consolidated financial position, results of operations, and cash flows in accordance with GAAP. The financial statements for this period reflected amounts that were pushed down from Nutricia and Numico in order to depict the financial position, results of operations, and cash flows of General Nutrition Companies, Inc. based on these carve-out principles. In conjunction with the sale of General Nutrition Companies, Inc. to Centers, all related-party term debt was settled in full. As a result of recording these amounts, the financial statements of General Nutrition Companies, Inc. for the period from January 1,

2003 to December 4, 2003 may not be indicative of the results that would be presented if General Nutrition Companies, Inc. had operated as an independent, stand-alone entity.
Related Parties
      In the years ended December 31, 2005 and 2004, GNC had related party transactions with Apollo Management V and its affiliates. General Nutrition Companies, Inc. had related party transactions with Numico and other affiliates during the period January 1, 2003 to December 4, 2003. For further discussion of these transactions, see “Certain Relationships and Related Transactions” and the “Related Party Transactions” note to our consolidated financial statements included in this prospectus.
Results of Operations
      The information presented below for the three months ended March 31, 2006 and 2005 was derived from our unaudited consolidated financial statements and accompanying notes. The information presented below for the years ended December 31, 2005 and 2004, the 27 days ended December 31, 2003, and the period January 1, 2003 to December 4, 2003, was derived from our audited consolidated financial statements and accompanying notes. In the table below and in the accompanying discussion, the 27 days ended December 31, 2003 and the period January 1, 2003 to December 4, 2003 have been combined for discussion purposes.
      As discussed in the “Segment” note to our consolidated financial statements, we evaluate segment operating results based on several indicators. The primary key performance indicators are revenues and operating income or loss for each segment. Revenues and operating income or loss, as evaluated by management, exclude certain items that are managed at the consolidated level, such as warehousing and transportation costs, impairments, and other corporate costs. The following discussion compares the revenues and the operating income or loss by segment, as well as those items excluded from the segment totals.
      Same store sales growth reflects the percentage change in same store sales in the period presented compared to the prior year period. Same store sales are calculated on a daily basis for each store and exclude the net sales of a store for any period if the store was not open during the same period of the prior year. Beginning in the first quarter of 2006, we also included our internet sales, as generated through www.gnc.com and drugstore.com, in our domestic company-owned same store sales calculation. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall or shopping center, the store continues to be treated as a same store. If, during the period presented, a store was closed, relocated to a different mall or shopping center, or converted to a franchised store or a company-owned store, sales from that store up to and including the closing day or the day immediately preceding the relocation or conversion are included as same store sales as long as the store was open during the same period of the prior year. We exclude from the calculation sales during the period presented from the date of relocation to a different mall or shopping center and from the date of a conversion. In the second quarter of 2006, we modified the calculation method for domestic franchised same store sales consistent with this description, which has been the method historically used for domestic company-owned same store sales. Prior to the second quarter of 2006, we had included in domestic franchised same store sales the sale from franchised stores after relocation to a different mall or shopping center and from former company-owned stores after conversion to franchised stores. The franchised same store sales growth percentages for all prior periods have been adjusted to be consistent with the modified calculation method.

Results of Operations and Comprehensive Income

	Predecessor		Successor		Combined		Successor				Successor

											Three Months Ended March 31,
	Period Ended		27 days Ended		Year Ended		Year Ended		Year Ended
	December 4,		December 31,		December 31,		December 31,		December 31,
	2003		2003		2003		2004		2005		2005		2006

											(Unaudited)
	(Dollars in millions and percentages expressed as a percentage of total net revenues)
Revenues:
Retail	$993.3	74.1%	$66.2	74.1%	$1,059.5	74.1%	$1,001.8	74.5%	$989.4	75.1%	$255.2	75.9%	$294.9	76.2%
Franchise	241.3	18.0%	14.2	15.9%	255.5	17.9%	226.5	16.8%	212.8	16.1%	52.6	15.6%	60.3	15.6%
Manufacturing/Wholesale	105.6	7.9%	8.9	10.0%	114.5	8.0%	116.4	8.7%	115.5	8.8%	28.6	8.5%	31.7	8.2%

Total net revenues	1,340.2	100.0%	89.3	100.0%	1,429.5	100.0%	1,344.7	100.0%	1,317.7	100.0%	336.4	100.0%	386.9	100.0%
Operating expenses:
Cost of sales, including costs of warehousing, distribution and occupancy	934.9	69.7%	63.6	71.2%	998.5	69.9%	895.2	66.5%	898.7	68.2%	230.4	68.5%	256.9	66.4%
Compensation and related benefits	235.0	17.5%	16.7	18.7%	251.7	17.6%	230.0	17.1%	228.6	17.3%	57.3	17.0%	65.9	17.0%
Advertising and promotion	38.4	2.9%	0.5	0.6%	38.9	2.7%	44.0	3.3%	44.7	3.4%	14.6	4.3%	15.8	4.1%
Other selling, general and administrative expenses	64.1	4.8%	4.8	5.4%	68.9	4.8%	69.8	5.2%	72.6	5.5%	17.9	5.3%	20.0	5.2%
Amortization expense	6.8	0.5%	0.3	0.3%	7.1	0.5%	4.0	0.3%	4.0	0.3%	1.0	0.3%	1.0	0.3%
Income from legal settlement	(7.2)	(0.5)%	—	—	(7.2)	(0.5)%	—	—	—	—	—	—	—	—
Foreign currency gain	(2.9)	(0.2)%	—	—	(2.9)	(0.2)%	(0.3)	0.0%	(0.6)	0.0%	(0.1)	0.0%	(0.6)	(0.2)%
Impairment of goodwill and intangible assets	709.4	52.9%	—	—	709.4	49.6%	—	—	—	—	—	—	—	—
Other expense (income)	—	—	—	—	—	—	1.3	0.1%	(2.5)	(0.2)%	(2.5)	(0.7)%	—	—

Total operating expenses	1,978.5	147.6%	85.9	96.2%	2,064.4	144.4%	1,244.0	92.5%	1,245.5	94.5%	318.6	94.7%	359.0	92.8%
Operating (loss) income:
Retail	79.1	5.9%	6.6	7.3%	85.7	6.0%	107.7	8.0%	77.2	5.9%	17.9	5.3%	35.3	9.1%
Franchise	63.7	4.8%	2.4	2.7%	66.1	4.6%	62.4	4.6%	52.0	3.9%	10.8	3.2%	16.1	4.2%
Manufacturing/ Wholesale	24.3	1.8%	1.4	1.6%	25.7	1.8%	38.6	2.9%	46.0	3.5%	12.1	3.6%	11.2	2.9%
Unallocated corporate and other (costs) income:
Warehousing and distribution costs	(40.7)	(3.0)%	(3.4)	(3.8)%	(44.1)	(3.1)%	(49.3)	(3.7)%	(50.0)	(3.8)%	(12.7)	(3.7)%	(12.8)	(3.3)%
Corporate costs	(62.5)	(4.7)%	(3.6)	(4.0)%	(66.1)	(4.6)%	(57.4)	(4.2)%	(55.5)	(4.2)%	(12.8)	(3.8)%	(21.9)	(5.7)%
Income from legal settlement	7.2	0.5%	—	—	7.2	0.5%	—	—	—	—	—	—	—	—
Impairment of goodwill and intangible assets	(709.4)	(52.9)%	—	—	(709.4)	(49.6)%	—	—	—	—	—	—	—	—
Other (expense) income	—	—	—	—	—	—	(1.3)	(0.1)%	2.5	0.2%	2.5	0.7%	—	—

Subtotal unallocated corporate and other costs, net	(805.4)	(60.1)%	(7.0)	(7.8)%	(812.4)	(56.8)%	(108.0)	(8.0)%	(103.0)	(7.8)%	(23.0)	(6.8)%	(34.7)	(9.0)%

Total operating (loss) income	(638.3)	(47.6)%	3.4	3.8%	(634.9)	(44.4)%	100.7	7.5%	72.2	5.5%	17.8	5.3%	27.9	7.2%
Interest expense, net	121.1		2.8		123.9		34.5		43.1		13.5		9.7

(Loss) income before income taxes	(759.4)		0.6		(758.8)		66.2		29.1		4.3		18.2
Income tax (benefit) expense	(174.5)		0.2		(174.3)		24.5		10.7		1.6		6.8

Net (loss) income	(584.9)		0.4		(584.5)		41.7		18.4		$2.7		$11.4

Other comprehensive income (loss)	1.6		0.3		1.9		0.9		0.1		(0.2)		(0.6)

Comprehensive (loss) income	$(583.3)		$0.7		$(582.6)		$42.6		$18.5		$2.5		$10.8

     Note: The numbers in the above table have been rounded to millions. All calculations related to the Results of Operations for the period-to-period comparisons below were derived from the table above and could occasionally differ immaterially if you were to use the unrounded data for these calculations.

Comparison of the Three Months Ended March 31, 2006 and 2005

Revenues
      Our consolidated net revenues increased $50.5 million, or 15.0%, to $386.9 million for the three months ended March 31, 2006 compared to $336.4 million for the same period in 2005. The increase was primarily the result of increased same store sales in our Retail and Franchise segments and increased revenue in our Manufacturing/ Wholesale segment due to a higher demand from our third-party customers for certain soft-gelatin products.
      Retail. Revenues in our Retail segment increased $39.7 million, or 15.6%, to $294.9 million for the three months ended March 31, 2006 compared to $255.2 million for the same period in 2005. Included as part of the revenue increase was $3.8 million in revenue for sales through www.gnc.com, which started selling products on December 28, 2005. Sales increases occurred in all major product categories, including VMHS, sports nutrition, and diet. Our domestic company-owned same store sales, including our internet sales, which together represent approximately 96% and 98% of our total domestic store sales for the three months ended March 31, 2006 and 2005, respectively, improved for the quarter by 14.5%. Corporate store sales reflect the benefit of an extra day compared with the first quarter of 2005 due to the Easter holiday occurring in March of 2005. This effect added 0.6% to the corporate same store growth.
      Similar to the sales trends in our domestic company-owned stores, our Canadian company-owned stores had improved same store sales of 16.6% in the first quarter of 2006. Our company-owned store base increased by 20 stores to 2,529 domestically, and our Canadian store base declined by three stores to 132 at March 31, 2006 compared to March 31, 2005. Approximately 99% of our total Canadian store sales are included in the same store sales calculation.
      Franchise. Revenues in our Franchise segment increased $7.7 million, or 14.6%, to $60.3 million for the three months ended March 31, 2006 compared to $52.6 million for the same period in 2005. This improvement in revenue resulted primarily from increased wholesale product sales to the domestic franchisees of $6.8 million and $0.8 million to the international franchisees, and an increase in other revenue of $0.1 million. Our domestic franchised stores recognized improved retail sales for the three months ended March 31, 2006, as evidenced by an increase in same store sales for these stores of 6.8%. Franchised store sales reflect the benefit of an extra day compared with the first quarter of 2005 due to the Easter holiday occurring in March in 2005. This effect added 0.6% to the franchise same store growth. Our domestic franchised store base declined by 138 stores to 1,123 at March 31, 2006, from 1,261 at March 31, 2005, primarily as the result of our acquisition of 101 franchised stores in 2005 and 27 franchised stores in the first quarter of 2006. Our international franchised store base increased by 100 stores to 873 at March 31, 2006 compared to 773 at March 31, 2005.
      Manufacturing/ Wholesale. Revenues in our Manufacturing/ Wholesale segment, which includes third-party sales from our manufacturing facilities in South Carolina and Australia, as well as wholesale sales to Rite Aid and drugstore.com, increased $3.1 million, or 10.8%, to $31.7 million for the three months ended March 31, 2006 compared to $28.6 million for the same period in 2005. This increase occurred primarily in the Greenville, South Carolina plant, which had an increase of $2.3 million, principally as a result of increased sales of soft-gelatin products. We also had an increase of $1.1 million in sales to Rite Aid. These increases were partially offset by decreased sales to drugstore.com of $0.3 million.

Cost of Sales
      Consolidated cost of sales, which includes product costs, costs of warehousing and distribution, and occupancy costs, increased $26.5 million, or 11.5%, to $256.9 million for the three months ended March 31, 2006 compared to $230.4 million for the same period in 2005. Consolidated cost of sales, as a percentage of net revenue, were 66.4% for the three months ended March 31, 2006 compared to 68.5% for the first quarter of 2005.
      Product costs. Product costs increased $24.4 million, or 14.4%, to $194.1 million for the three months ended March 31, 2006 compared to $169.7 million for the same period in 2005. This increase was primarily due to increased sales volumes at our retail stores. Consolidated product costs, as a percentage of net revenue, were 50.2% for the three months ended March 31, 2006 compared to 50.4% for the first quarter of 2005. This improvement was due primarily to increased volume in our Retail segment, which carries a higher margin than the Franchise and Manufacturing/ Wholesale segments.
      Warehousing and distribution costs. Warehousing and distribution costs increased $0.3 million, or 2.3%, to $13.3 million for the three months ended March 31, 2006 compared to $13.0 million for the same period in 2005. This increase was primarily a result of increased fuel costs that affected our private fleet, as well as the cost of outside carriers, offset by cost savings in wages, benefits, and other warehousing costs. Consolidated warehousing and distribution costs, as a percentage of net revenue, were 3.4% for the three months ended March 31, 2006 compared to 3.9% for the first quarter of 2005.
      Occupancy costs. Occupancy costs increased $1.8 million, or 3.8%, to $49.5 million for the three months ended March 31, 2006 compared to $47.7 million for the same period in 2005. This increase was the result of higher lease-related costs of $1.8 million. Consolidated occupancy costs, as a percentage of net revenue, were 12.8% for the three months ended March 31, 2006 compared to 14.2% for the first quarter of 2005.

Selling, General and Administrative Expenses
      Our consolidated SG&A expenses, which include compensation and related benefits, advertising and promotion expense, other selling, general and administrative expenses, and amortization expense, increased $11.9 million, or 13.1%, to $102.7 million, for the three months ended March 31, 2006 compared to $90.8 million for the same period in 2005. These expenses, as a percentage of net revenue, were 26.6% for the three months ended March 31, 2006 compared to 27.0% for the first quarter of 2005.
      Compensation and related benefits. Compensation and related benefits increased $8.6 million, or 15.0%, to $65.9 million for the three months ended March 31, 2006 compared to $57.3 million for the same period in 2005. The increase was the result of increases in: (1) incentives and commission expense of $7.3 million, a portion of which related to a discretionary payment to employee stock option holders of $4.2 million and accruals for incentive payments of $2.7 million; (2) base wage expense, primarily in our retail stores for part-time wages to support the increased sales volumes, of $1.1 million; and (3) non-cash compensation expense of $0.6 million. These increases were partially offset by decreased severance costs of $0.5 million.
      Advertising and promotion. Advertising and promotion expenses increased $1.2 million, or 8.2%, to $15.8 million for the three months ended March 31, 2006 compared to $14.6 million during the same period in 2005. Advertising expense increased as a result of an increase in print and television advertising of $1.8 million, offset by decreases in other advertising-related expenses of $0.6 million.
      Other SG&A. Other SG&A expenses, including amortization expense, increased $2.1 million, or 11.1%, to $21.0 million for the three months ended March 31, 2006 compared to $18.9 million for the same period in 2005. This increase was due to the following: (1) increases in professional expenses of $1.9 million, a portion of which related to a discretionary payment made to our non-employee option holders of $0.6 million; (2) increases in fulfillment fee expense on our internet sales through www.gnc.com of $1.0 million; (3) an increase in credit card fees of $0.6 million; and (4) an increase in other SG&A expenses of $0.3 million. These were partially offset by a $1.8 million decrease in bad debt expense.

Foreign Currency Gain
      We recognized a consolidated foreign currency gain of $0.6 million in the three months ended March 31, 2006 compared to a gain of $0.1 million for the same period in 2005. These gains resulted primarily from accounts payable activity with our Canadian subsidiary.

Other Income and Expense
      Other income for the three months ended March 31, 2005 includes a transaction fee of $2.5 million, which was the recognition of transaction fee income related to the transfer of our Australian franchise rights.

Operating Income
      As a result of the foregoing, consolidated operating income increased $10.1 million, or 56.7%, to $27.9 million for the three months ended March 31, 2006 compared to $17.8 million for the same period in 2005. Operating income, as a percentage of net revenue, was 7.2% for the three months ended March 31, 2006 compared to 5.3% for the first quarter of 2005.
      Retail. Operating income increased $17.4 million, or 97.2%, to $35.3 million for the three months ended March 31, 2006 compared to $17.9 million for the same period in 2005. The primary reason for the increase was increased sales and margin in all of our product categories.
      Franchise. Operating income increased $5.3 million, or 49.1%, to $16.1 million for the three months ended March 31, 2006 compared to $10.8 million for the same period in 2005. This increase was primarily attributable to an increase in wholesale sales to our franchisees, despite a reduced number of domestic franchisees, and a reduction in bad debt expense.
      Manufacturing/ Wholesale. Operating income decreased $0.9 million, or 7.4%, to $11.2 million for the three months ended March 31, 2006 compared to $12.1 million for the same period in 2005. This decrease was primarily the result of a decrease in favorable manufacturing variances at our South Carolina facility when compared with the prior year, as production at the plant was at a high point in the prior year. Currently production at our South Carolina facility is now more evenly allocated throughout the year.
      Warehousing and distribution costs. Unallocated warehousing and distribution costs increased $0.1 million, or 0.8%, to $12.8 million for the three months ended March 31, 2006 compared to $12.7 million for the same period in 2005. This increase was primarily a result of increased fuel costs, offset by reduced wages and other operating expenses in our distribution centers.
      Corporate costs. Corporate overhead cost increased $9.1 million, or 71.1%, to $21.9 million for the three months ended March 31, 2006 compared to $12.8 million for the same period in 2005. This increase was primarily the result of the discretionary payment made to stock option holders in 2006, increases in incentive accrual expense, and increased other professional fees.
      Other. Other income for the three months ended March 31, 2005 was $2.5 million, which was the recognition of transaction fee income related to the transfer of our Australian franchise rights.

Interest Expense
      Interest expense decreased $3.8 million, or 28.1%, to $9.7 million for the three months ended March 31, 2006 compared to $13.5 million for the same period in 2005. This decrease was primarily attributable to the write-off of $3.9 million of deferred financing fees in the first quarter of 2005 resulting from the early extinguishment of debt.

Income Tax Expense
      We recognized $6.8 million of consolidated income tax expense during the three months ended March 31, 2006 compared to $1.6 million for the same period of 2005. The increased tax expense for the three months ended March 31, 2006 was the result of an increase in income before income taxes of $13.9 million. The effective tax rate for the three months ended March 31, 2006 was 37.1% compared to 36.1% for the same period in 2005. The increase in the effective tax rate was primarily related to changes in the amounts of various permanent differences.

Net Income
      As a result of the foregoing, consolidated net income increased $8.7 million, or 317.9%, to $11.4 million for the three months ended March 31, 2006 compared to $2.7 million for the same period in 2005. Net income, as a percentage of net revenue, was 2.9% for the three months ended March 31, 2006 compared to 0.8% for the first quarter of 2005.

Comparison of the Years Ended December 31, 2005 and 2004

Revenues
      Our consolidated net revenues decreased $27.0 million, or 2.0%, to $1,317.7 million for the year ended December 31, 2005 compared to $1,344.7 million for the same period in 2004. The decrease was primarily the result of decreased same store sales in our Retail and Franchise segments, a reduced domestic franchised store base and decreased revenue in our manufacturing segment due to declining demand for Vitamin E soft-gel products.
      Retail. Revenues in our Retail segment decreased $12.4 million, or 1.2%, to $989.4 million for the year ended December 31, 2005 compared to $1,001.8 million for the same period in 2004. The revenue decrease occurred primarily in our diet category and was partially offset by increases in our sports nutrition and VMHS categories. The diet category experienced sales declines each quarter in 2005, with the first three quarters showing significant declines as a result of reduced demand for low-carb products. The fourth quarter diet sales, while remaining less than 2004, improved as a result of new product introductions. Our domestic company-owned same store sales improved each successive quarter during 2005, from a decline of 7.8% in the first quarter to an increase of 8.1% in the fourth quarter. For the total year 2005, our same store sales declined 1.5%. Approximately 97% and 98% of our total domestic retail sales for the years ended December 31, 2005 and 2004, respectively, are included in the same store sales calculation. Our Canadian company-owned stores had similar trends in sales as our domestic company-owned stores, declining 11.0% in the first half of 2005 and increasing 0.3% in the second half of 2005. Our company-owned store base increased by 10 stores to 2,517 domestically, and declined by two stores to 133 in Canada at December 31, 2005.
      Franchise. Revenues in our Franchise segment decreased $13.7 million, or 6.0%, to $212.8 million for the year ended December 31, 2005 compared to $226.5 million for the same period in 2004. Our domestic franchised stores recognized lower retail sales for the year ended December 31, 2005, as evidenced by a decline in 2005 same store sales for these stores of 5.4%. This decline in retail sales resulted in decreased wholesale product sales to the franchisees of $11.0 million and a decrease in franchise royalty revenue of $1.1 million. Additionally, other franchise revenue decreased by $1.6 million. Our domestic franchised store base declined by 134 stores to 1,156 stores at December 31, 2005, from 1,290 stores at December 31, 2004, primarily as the result of our acquisition of 101 franchised stores in 2005. Our international franchised store base increased by 112 stores to 858 stores at December 31, 2005 compared to 746 stores at December 31, 2004. Our international franchisees pay a lower royalty rate and purchase fewer products from us than domestic franchisees.
      Manufacturing/ Wholesale. Revenues in our Manufacturing/ Wholesale segment, which includes third-party sales from our manufacturing facilities in South Carolina and Australia, as well as wholesale sales to Rite Aid and drugstore.com, decreased $0.9 million, or 0.8%, to $115.5 million for the year ended December 31, 2005 compared to $116.4 million for the same period in 2004. This decrease occurred primarily in the Greenville, South Carolina plant, which had a decrease of $4.7 million as a result of declining demand for Vitamin E soft-gel products from third-party customers and a decrease in third-party sales at our Australian manufacturing facility of $0.5 million. These decreases were partially offset by increased sales to Rite Aid of $1.9 million and to drugstore.com of $2.4 million.

Cost of Sales
      Consolidated cost of sales, which includes product costs, costs of warehousing, and distribution and occupancy costs, increased $3.5 million, or 0.4%, to $898.7 million for the year ended December 31, 2005 compared to $895.2 million for 2004. Consolidated cost of sales, as a percentage of net revenue, were 68.2% for the year ended December 31, 2005 compared to 66.5% for 2004.
      Product costs. Product costs decreased $1.4 million, or 0.2%, to $655.7 million for the year ended December 31, 2005 compared to $657.1 million for 2004. Consolidated product costs, as a percentage of net revenue, were 49.8% for the year ended December 31, 2005 compared to 48.8% for 2004. This increase, as a percentage of net revenue, was the result of increased promotional pricing in our retail segment and increased discounts provided to our franchisees on wholesale sales in our franchise segment. Our vendors partially offset this increase by providing reductions in product costs for their products that were promotionally priced.
      Warehousing and distribution costs. Warehousing and distribution costs increased $0.6 million, or 1.2%, to $51.4 million for the year ended December 31, 2005 compared to $50.8 million for 2004. This increase was primarily a result of increased fuel costs that affected our private fleet, as well as the cost of outside carriers, offset by efficiency cost savings in wages and other warehousing costs. Consolidated warehousing and distribution costs, as a percentage of net revenue, were 3.9% for the year ended December 31, 2005 compared to 3.8% for 2004.
      Occupancy costs. Occupancy costs increased $4.3 million, or 2.3%, to $191.6 million for the year ended December 31, 2005 compared to $187.3 million for 2004. This increase was the result of increased store rental costs of $2.7 million and increased other occupancy costs including depreciation of $1.6 million. Consolidated occupancy costs, as a percentage of net revenue, were 14.5% for the year ended December 31, 2005 compared to 13.9% for 2004.

Selling, General and Administrative Expenses
      Our consolidated SG&A expenses, which include compensation and related benefits, advertising and promotion expense, other selling, general and administrative expenses, and amortization expense, increased $2.1 million, or 0.6%, to $349.9 million, for the year ended December 31, 2005 compared to $347.8 million for the same period in 2004. These expenses, as a percentage of net revenue, were 26.6% for the year ended December 31, 2005 compared to 25.9% for 2004.
      Compensation and related benefits. Compensation and related benefits decreased $1.4 million, or 0.6%, to $228.6 million for the year ended December 31, 2005 compared to $230.0 million for 2004. The decrease was the result of decreases in: (1) incentives and commission expense of $2.3 million; (2) 401(k) company paid matching expense of $1.1 million; and (3) other wage-related expense of $0.4 million. The decreases were offset by increases in base wage expense, primarily in our retail stores, of $1.8 million and non-cash compensation expense of $0.6 million.
      Advertising and promotion. Advertising and promotion expenses increased $0.7 million, or 1.6%, to $44.7 million for the year ended December 31, 2005 compared to $44.0 million during 2004. Advertising expense increased as a result of an increase in product-specific television advertising of $7.0 million and reduction of franchisee advertising contributions of $1.2 million, offset by decreases in: (1) print advertising of $3.1 million; (2) general marketing costs of $2.9 million; (3) store signage and merchandising costs of $1.0 million; and (4) other advertising related expenses of $0.5 million.
      Other SG&A. Other SG&A expenses, including amortization expense, increased $2.8 million, or 3.8%, to $76.6 million for the year ended December 31, 2005 compared to $73.8 million for 2004. This increase was due to (1) legal costs for a proposed class action settlement for certain products related to a third-party vendor of $1.9 million; (2) increases in commission expense on our consigned inventory sales of $1.1 million; (3) increases in other professional expenses of $0.9 million; and (4) a $1.3 million increase in various other SG&A costs. These increases were partially offset by a $1.2 million gain for our expected portion of the proceeds from the Visa/ MasterCard antitrust litigation settlement and a decrease in general insurance expense of $1.2 million.

Foreign Currency Gain
      We recognized a consolidated foreign currency gain of $0.6 million for the year ended December 31, 2005 compared to $0.3 million for the year ended December 31, 2004. This gain resulted primarily from accounts payable activity with our Canadian subsidiary.

Other Income and Expense
      Other income for the year ended December 31, 2005 includes a transaction fee of $2.5 million, which was recognized for the transfer of our Australian franchise business. For 2004, we incurred a $1.3 million charge for costs related to our preparation of a registration statement to be used in connection with a proposed offering of our common stock to the public. As that offering was not completed, these costs were expensed.

Operating Income
      As a result of the foregoing, operating income decreased $28.5 million, or 28.3%, to $72.2 million for the year ended December 31, 2005 compared to $100.7 million for 2004. Operating income, as a percentage of net revenue, was 5.5% for the year ended December 31, 2005 compared to 7.5% for 2004.
      Retail. Operating income decreased $30.5 million, or 28.3%, to $77.2 million for the year ended December 31, 2005 compared to $107.7 million for 2004. The primary reason for the decrease was lower retail margin, due to lower diet sales and increased promotional retail pricing.
      Franchise. Operating income decreased $10.4 million, or 16.7%, to $52.0 million for the year ended December 31, 2005 compared to $62.4 million for 2004. This decrease is primarily attributable to a decrease in wholesale sales and margin, due to increases in discounts provided to our franchisees on wholesale sales and a reduced number of operating franchisees domestically.
      Manufacturing/ Wholesale. Operating income increased $7.4 million, or 19.2%, to $46.0 million for the year ended December 31, 2005 compared to $38.6 million for 2004. This increase was primarily the result of an increase in license and other fee revenue from Rite Aid, increased wholesale sales volumes to drugstore.com, improved margins on third-party manufacturing sales, and increased manufacturing efficiencies at our South Carolina manufacturing facility.
      Warehousing and distribution costs. Unallocated warehousing and distribution costs increased $0.7 million, or 1.4%, to $50.0 million for the year ended December 31, 2005 compared to $49.3 million for 2004. This increase was primarily a result of increased fuel costs, partially offset by reduced wages and other operating expenses in our distribution centers.
      Corporate costs. Corporate overhead cost decreased $1.9 million, or 3.3%, to $55.5 million for the year ended December 31, 2005 compared to $57.4 million for 2004. This decrease was primarily the result of the recognition of a $1.2 million gain for our expected portion of the proceeds from the Visa/ MasterCard antitrust litigation settlement and a decrease in our insurance expense, offset by the recognition of $1.9 million in legal costs for a proposed class action settlement for certain products related to a third-party vendor and increases in other professional fees.
      Other. Other income for the year ended December 31, 2005 was $2.5 million, which represented the recognition of transaction fee income related to the transfer of our Australian franchise rights. For 2004, we incurred a $1.3 million charge for costs related to the preparation of a SEC filing to offer common stock to the public. As that offering was not completed, these costs were expensed.

Interest Expense
      Interest expense increased $8.6 million, or 24.9%, to $43.1 million for the year ended December 31, 2005 compared to $34.5 million for 2004. This increase was primarily attributable to the write-off of $3.9 million of deferred financing fees, a result of the refinancing of our variable interest rate bank debt, which was replaced with $150.0 million of fixed interest rate senior notes in January 2005.

Income Tax Expense
      We recognized $10.7 million of consolidated income tax expense during the year ended December 31, 2005 compared to $24.5 million for 2004. The decreased tax expense for the year ended December 31, 2005, was a result of a decrease in income before income taxes of $37.1 million. The effective tax rate for the year ended December 31, 2005 was 36.8% compared to 37.0% for the year ended December 31, 2004.

Net Income
      As a result of the foregoing, consolidated net income decreased $23.3 million to $18.4 million for the year ended December 31, 2005 compared to $41.7 million for 2004. Net income, as a percentage of net revenue, was 1.4% for the year ended December 31, 2005 compared to 3.1% for 2004.

Other Comprehensive Income
      We recognized $0.1 million of foreign currency gain for the year ended December 31, 2005 compared to $0.9 million for 2004. The amounts recognized in each period resulted from foreign currency translation adjustments related to the investment in and receivables due from our Canadian and Australian subsidiaries.

Comparison of the Years Ended December 31, 2004 and 2003

Revenues
      Our consolidated net revenues decreased $84.8 million, or 5.9%, to $1,344.7 million for the year ended December 31, 2004 compared to $1,429.5 million for the same period in 2003. The decrease was the result of decreases in our Retail and Franchise segments, offset by slight increases in our Manufacturing/ Wholesale segment.
      Retail. Revenues in our Retail segment decreased $57.7 million, or 5.4%, to $1,001.8 million for the year ended December 31, 2004 compared to $1,059.5 million for the same period in 2003. The revenue decrease occurred primarily in our diet category and, to a lesser extent, the sports nutrition category. The diet category experienced a sharp drop in sales from 2003 primarily due to (1) the discontinuation in June 2003 of sales of products containing ephedra and (2) a decrease in sales of low carb products. Sales from ephedra products were $35.2 million for the year ended December 31, 2003. This decrease was offset partially by the first quarter of 2004 sales of low-carb products and diet products intended to replace the ephedra products. However, beginning in the second quarter of 2004 and continuing for the remainder of 2004, sales of low-carb products decreased significantly from the prior year. Beginning in the second quarter of 2004, and especially for the second half of 2004, our sports nutrition category experienced a decrease in sales of meal replacement bars. We believe that these decreases are largely a result of low-carb products and meal replacement bars having become more readily available in the marketplace since the prior year. Additionally, overall retail sales declined as a result of operating 2,642 company-owned stores as of December 2004 versus 2,748 as of December 2003. Our store base declined primarily as a result of a store rationalization plan developed in conjunction with the Numico acquisition. This plan identified underperforming stores, the majority of which were closed during the year. Same store sales in company-owned domestic stores declined 4.1% for the year ended December 31, 2004 compared with the same period in 2003. Approximately 98% and 95% of our total domestic retail sales for the years ended December 31, 2004 and 2003, respectively, are included in the same store sales calculation. Same store sales in company-owned Canadian stores improved 3.6% for the year ended December 31, 2004 compared with the same period in 2003.
      Franchise. Revenues in our Franchise segment decreased $29.0 million, or 11.4%, to $226.5 million for 2004 compared to $255.5 million for the same period in 2003. These decreases were the result of: (1) a decrease in wholesale product sales to franchisees of $17.2 million, which was the result of lower retail sales at our franchised stores, as our franchised stores had similar decreases in sales of diet products as our company-owned stores; (2) the Company’s decision to limit sales of company-owned stores to franchisees which resulted in a decline of $9.5 million, as there were nine such sales in 2004 compared with 65 in 2003; (3) a decrease in franchise fee revenue of $1.2 million; and (4) a decrease in other revenue areas of $1.1 million.
      Manufacturing/ Wholesale. Revenues in our Manufacturing/ Wholesale segment increased $1.9 million, or 1.7%, to $116.4 million for 2004 compared to $114.5 million for 2003. This increase was the result of increases in: (1) third-party sales at our Australian manufacturing facility of $2.1 million; (2) sales to Rite Aid of $1.7 million; and (3) sales to drugstore.com of $1.0 million. These increases were partially offset by a decrease in third-party sales from our South Carolina manufacturing facility of $2.9 million.

Cost of Sales
      Consolidated cost of sales, which includes product costs, costs of warehousing, and distribution and occupancy costs, decreased $103.3 million, or 10.3%, to $895.2 million for 2004 compared to $998.5 million for 2003. Consolidated cost of sales, as a percentage of net revenue, was 66.5% for 2004 compared to 69.9% for 2003.
      Product costs. Product costs decreased $82.1 million, or 11.1%, to $657.1 million for 2004 compared to $739.2 million for 2003. Consolidated product costs as a percentage of net revenue dropped to 48.8% for the year ended December 31, 2004 from 51.7% for 2003. This decrease was a result of: (1) improved margins in the Retail segment as a result of increased sales of higher margin GNC proprietary products and decreased sales of lower margin third-party products; (2) improved management of inventory which resulted in lower product costs due to fewer inventory losses from expired product; and (3) improved efficiencies in our South Carolina manufacturing facility. Our product costs in 2004 also included $1.3 million of expense resulting from adjustments due to increased inventory valuation related to the Numico acquisition.
      Warehousing and distribution costs. Warehousing and distribution costs increased $3.9 million, or 8.3%, to $50.8 million for 2004 compared to $46.9 million for 2003. This increase in costs was primarily a result of a $7.7 million increase in unreimbursed expenses from trucking services provided to our vendors and former affiliates, which was partially offset by reduced wages of $2.3 million and operating expenses of $1.5 million for the year ended December 31, 2004 compared with 2003. Consolidated warehousing and distribution costs, as a percentage of net revenue, were 3.8% for the year ended December 31, 2004 compared to 3.3% for 2003.
      Occupancy costs. Occupancy costs decreased $25.1 million, or 11.8%, to $187.3 million for the year ended December 31, 2004 compared to $212.4 million for 2003. This decrease was primarily due to a reduction in depreciation expense of $17.3 million as a result of the revaluation of our assets due to purchase accounting relating to the Numico acquisition. Reductions in rental expenses as a result of fewer stores operating and more favorable lease terms, accounted for another $3.5 million of the decrease. The remaining $4.3 million decrease occurred in other occupancy related expenses. This was offset by a one-time non-cash pre-tax rent charge of $0.9 million in the fourth quarter of 2004 related to a correction in our lease accounting policies. See the “Basis of Presentation and Summary of Significant Accounting Policies” note to our consolidated financial statements included in this prospectus. Consolidated occupancy costs, as a percentage of net revenue, were 13.9% for the year ended December 31, 2004 compared to 14.9% for 2003.

Selling, General and Administrative Expenses
      Our consolidated SG&A expenses, including compensation and related benefits, advertising and promotion expense, other SG&A expenses, and amortization expense, decreased $18.8 million, or 5.1%, to $347.8 million, for the year ended December 31, 2004 compared to $366.6 million for 2003. Our consolidated SG&A expenses, including compensation and related benefits, advertising and promotion expense, other SG&A expenses, and amortization expense, as a percentage of net revenue, were 25.9% during the year ended December 31, 2004 compared to 25.6% for 2003.
      Compensation and related benefits. Compensation and related benefits decreased $21.7 million, or 8.6%, to $230.0 million for the year ended December 31, 2004 compared to $251.7 million for 2003. The decrease was the result of decreases in: (1) acquisition related charges for change in control and retention bonuses recognized in 2003 of $8.7 million; (2) incentives and commissions expense of $6.2 million; (3) stock based compensation expense recognized in 2003 of $4.3 million; (4) group health insurance and workers’ compensation expense of $1.2 million; (5) relocation costs of $1.0 million; and (6) other compensation and related benefit expenses of $0.3 million.
      Advertising and promotion. Advertising and promotion expenses increased $5.1 million, or 13.1%, to $44.0 million for the year ended December 31, 2004 compared to $38.9 million during 2003. Advertising expense in 2004 increased compared to the same period in 2003 in the following areas: (1) direct marketing to our Gold Card customers increased $1.9 million; (2) general marketing costs increased $1.4 million; (3) product specific TV advertising increased $0.5 million; (4) store signage costs increased $0.6 million; and (5) other advertising expenses increased by $0.7 million.
      Other SG&A. Other SG&A expenses, including amortization expense, decreased $2.2 million, or 2.9%, to $73.8 million for the year ended December 31, 2004 compared to $76.0 million for 2003. The primary reasons for the decrease were: (1) a decrease of $3.6 million in research and development costs as a result of the elimination of allocated costs from Numico; (2) reduced bad debt expense of $4.0 million; (3) reduced amortization expense of $3.1 million; (4) reduced one time costs previously incurred as a result of the Numico acquisition of $2.4 million; and (5) a reduction of $1.3 million in credit card transaction expenses. These decreases were offset by: (1) a $4.6 million increase in insurance expense; (2) a $3.5 million increase in other professional fees, of which $0.8 million was related to our ongoing efforts to prepare for Sarbanes-Oxley requirements and $1.5 million related to the management service agreement with Apollo Management V; (3) an increase of $0.6 million in hardware and software maintenance costs; and (4) an increase of $3.5 million in other operating expenses.

Foreign Currency Gain
      We recognized a foreign currency gain of $0.3 million for the year ended December 31, 2004 compared to $2.9 million for 2003. These gains resulted primarily from accounts payable activity with our Canadian subsidiary.

Impairment of Goodwill and Intangible Assets
      Our management initiated an evaluation of the carrying value of goodwill and indefinite-lived intangible assets as of October 1, 2004 and, based on that evaluation, found there to be no charge to impairment for 2004. In October 2003, Numico entered into an agreement to sell General Nutrition Companies, Inc. for a purchase price that indicated a potential impairment of our long-lived assets. Accordingly, management initiated an evaluation of the carrying value of goodwill and indefinite-lived intangible assets as of September 30, 2003. As a result of this evaluation, an impairment charge of $709.4 million (pre-tax) was recognized for goodwill and other indefinite-lived intangibles in accordance with SFAS No. 142.

Other Income and Expense
      In 2003, we received $7.2 million in non-recurring legal settlement proceeds related to raw material pricing litigation. We received no proceeds from legal settlements for 2004.
      In 2004, we incurred a $1.3 million charge for costs related to the preparation of a registration statement for an offering of our common stock to the public. These costs were expensed, as that offering was not completed and the registration statement was withdrawn. There were no other expenses in this category for 2003.

Operating Income (Loss)
      Consolidated. As a result of the foregoing, operating income increased $735.6 million, to $100.7 million for the year ended December 31, 2004 compared to $634.9 million operating loss for 2003. For the year ended December 31, 2003, we recognized a $709.4 million impairment charge relating to the write down of our goodwill and intangible assets, with no impairment charges in 2004. Operating income as a percentage of net revenue was 7.5% for the year ended December 31, 2004 compared to a 44.4% operating loss for 2003.
      Retail. Operating income increased $22.0 million, or 25.7%, to $107.7 million for the year ended December 31, 2004 compared to $85.7 million for 2003. The increase was a result of improved margins due to the sales shift to higher margin items, decreased depreciation expense, and decreased rental costs due to operating fewer stores, offset by an increase in advertising and marketing expenses.
      Franchise. Operating income decreased $3.7 million, or 5.6%, to $62.4 million for the year ended December 31, 2004 compared to $66.1 million for 2003. The decrease was principally a result of fewer sales of company-owned stores to franchisees and decreased wholesale product sales.
      Manufacturing/ Wholesale. Operating income increased $12.9 million, or 50.2%, to $38.6 million for the year ended December 31, 2004 compared to $25.7 million for 2003. This increase was primarily the result of increased revenues to our third-party customers, more favorable contract terms from a new agreement with Rite Aid, and decreased depreciation expense at our manufacturing facilities.
      Warehousing and distribution costs. Unallocated warehousing and distribution costs increased $5.2 million, or 11.8%, to $49.3 million for the year ended December 31, 2004 compared to $44.1 million for 2003. This increase in costs was primarily a result of decreased income from trucking services provided to our vendors and former affiliates, which was partially offset by reduced wages and related expenses.
      Corporate costs. Corporate overhead costs decreased $8.7 million, or 13.2%, to $57.4 million for the year ended December 31, 2004 compared to $66.1 million for 2003. This decrease was the result of decreases in: (1) research and development costs; (2) wage and benefit expense; and (3) one-time transaction costs related to the Numico acquisition. These decreases were partially offset by increases in insurance costs, professional fees, and other operating expenses.
      Other. Income from legal settlements decreased by $7.2 million for the year ended December 31, 2004 compared to 2003. During 2003, we received non-recurring legal settlement proceeds of $7.2 million related to raw material pricing litigation. For 2004, we incurred a $1.3 million charge for costs related to the preparation of a registration statement for an offering of our common stock to the public. These costs were expensed, as this offering was not completed and the registration statement was withdrawn.

Interest Expense
      Interest expense decreased $89.4 million, or 72.2%, to $34.5 million for the year ended December 31, 2004 compared to $123.9 million for 2003. This decrease was primarily attributable to the new debt structure after the Numico acquisition, which consisted of: (1) a $285.0 million term loan, with interest payable at an average rate of 5.42% for 2004; (2) $215.0 million of senior subordinated notes with interest payable at 8 1/2%; and (3) a $75.0 million revolving loan facility, with interest expense payable at an average rate of 0.79% for 2004, consisting of commitment fees and letter of credit fees, of which

$8.0 million was used for letters of credit at December 31, 2004. Our new debt structure replaces our previous debt structure, which included intercompany debt of $1.8 billion, which was payable to Numico at an annual interest rate of 7.5%.

Income Tax Expense (Benefit)
      We recognized $24.5 million of consolidated income tax expense during the year ended December 31, 2004 compared to a $174.3 million benefit for 2003. The increased tax expense for the year ended December 31, 2004 was a result of an increase in income before income taxes of $66.2 million. The effective tax rate for 2004 was a 37.0% expense, compared to an effective tax rate of a 39.2% expense for the 27 days ended December 31, 2003 and a 23.0% benefit, for the period January 1, 2003 to December 4, 2003, which was primarily the result of a valuation allowance on deferred tax assets associated with interest expense on the related party push down debt from Numico. We believed that as of December 4, 2003, it was unlikely that future taxable income would be sufficient to realize the tax assets associated with the interest expense on the related party push down debt from Numico. Thus, a valuation allowance was recognized. Pursuant to the purchase agreement entered into in connection with Numico acquisition, Numico agreed to indemnify us for any subsequent tax liabilities arising from periods prior to the Numico acquisition.

Net Income (Loss)
      As a result of the foregoing, consolidated net income increased $626.2 million to $41.7 million for the year ended December 31, 2004 compared to a loss of $584.5 million for 2003. For 2003, we recognized a $709.4 million (pre-tax) impairment charge relating to the write down of our goodwill and intangible assets, with no impairment in 2004. Although revenues decreased, these decreases were offset by improved margins, operating cost reductions, a decrease in impairment charges, and a significant decrease in interest expense. Net income, as a percentage of net revenue, was 3.1% for the year ended December 31, 2004, compared to (40.9)% for 2003.

Other Comprehensive Income (Loss)
      We recognized $0.9 million of foreign currency gain for the year ended December 31, 2004 compared to $1.9 million for 2003. The amounts recognized in each period resulted from foreign currency adjustments related to the investment in and receivables due from our Canadian and Australian subsidiaries.
Liquidity and Capital Resources
      At March 31, 2006, we had $44.3 million in cash and cash equivalents and $265.0 million in working capital compared with $77.8 million in cash and cash equivalents and $263.9 million in working capital at March 31, 2005. The $1.1 million increase in working capital was primarily driven by our increase in inventory and accounts receivable offset by a reduction in cash for restricted payments to our common stockholders.
      At December 31, 2005, we had $86.0 million in cash and cash equivalents and $297.0 million in working capital compared with $85.2 million in cash and cash equivalents and $281.1 million in working capital at December 31, 2004. The $15.9 million increase in working capital was primarily driven by our increase in inventory.
      We expect to fund our operations through internally generated cash and, if necessary, from borrowings under our $75.0 million revolving credit facility. At March 31, 2006, we had $65.1 million available under our revolving credit facility, after giving effect to $9.9 million utilized to secure letters of credit. We expect our primary uses of cash in the near future will be debt service requirements, capital expenditures, and working capital requirements. As a result of this offering, we will reduce our obligations by redeeming our Series A preferred stock. We anticipate that cash generated from operations, together with amounts available under our revolving credit facility, will be sufficient for the foreseeable future to meet our operating expenses, capital expenditures, and debt service obligations as they become due. However, our ability to make scheduled payments of principal on, to pay interest on, or to refinance our debt and to satisfy our other debt obligations will depend on our future operating performance, which will be affected by general economic, financial, and other factors beyond our control. See “Contractual Obligations” for our obligations related to our senior credit facility, senior notes and senior subordinated notes. We have complied with our covenant reporting and compliance requirements in all material respects for the first quarter of 2006 and 2005.

Cash Provided by Operating Activities
      Cash provided by operating activities was $12.5 million and $35.5 million for the three months ended March 31, 2006 and 2005, respectively. The primary reason for the decrease was changes in working capital accounts offset by an increase in net income. Net income increased $8.7 million for the year ended March 31, 2006 compared with the same period in 2005.
      For the three months ended March 31, 2006, inventory increased $42.2 million, as a result of increases in our finished goods, bulk inventory, and packaging supplies and a decrease in our reserves. Inventory was increased in the first quarter 2006 to support our increased sales in all business segments, to ensure an in-stock position of our top-selling products, and to provide new products to our customers. Primarily as a result of the increase in inventory, accounts payable increased by $25.8 million for the three months ended March 31, 2006. Accounts receivable increased by $7.0 million for the three months ended March 31, 2006 primarily due to increased wholesale sales to franchisees and increased third-party sales by our Greenville, South Carolina plant. Accrued taxes increased by $6.6 million for the three months ended March 31, 2006 due to the increase in net income. Additionally, we had a prepaid tax that was utilized for the three months ended March 31, 2005.
      For the three months ended March 31, 2005, inventory increased $23.2 million, to support our strategy of ensuring our top-selling products are always in stock. Primarily as a result of the increase in inventory, accounts payable increased by $26.2 million for the three months ended March 31, 2005. Accrued interest for the three months ended March 31, 2005 increased $7.2 million due to the January 2005 issuance of the $150.0 million senior notes, which has interest payable semi-annually on January 15 and July 15 each year.
      Cash provided by operating activities was $64.2 million in 2005, $83.5 million in 2004, and $97.6 million during 2003. The primary reason for the decrease in each year was the reduction in net income (excluding the $709.4 million impairment in 2003) and changes in working capital accounts during these years. Net income decreased $23.3 million for the year ended December 31, 2005 compared with 2004.
      For the year ended December 31, 2005, inventory increased $33.3 million, as a result of increases in our finished goods, bulk inventory, and packaging supplies and a decrease in our reserves. This inventory increase supports our strategy of ensuring our top-selling products are always in stock. Franchise notes receivable decreased by $6.7 million for the year ended December 31, 2005, as a result of payments on existing notes, fewer company-financed franchised store openings than in prior years, and the closing of 171 franchised stores in 2005. Accrued interest for the year ended December 31, 2005 increased $6.0 million due to the issuance in 2005 of our $150.0 million senior notes, which have interest payable semi-annually on January 15 and July 15 each year. Other assets decreased $6.7 million for the year ended December 31, 2005, which was primarily a result of a reduction in prepaids and long-term deposits.
      For the year ended December 31, 2004, inventory increased $24.7 million, a result of increasing our finished goods and bulk inventory and a decrease in our reserves. Franchise notes receivable decreased $11.6 million in 2004, a result of payments on existing notes and fewer franchised store openings than in prior years. Accrued liabilities decreased $28.9 million for the year ended December 31, 2004, primarily a result of reductions of: (1) class action wage accrual of $4.2 million; (2) incentives of $4.5 million; (3) change of control payments of $9.2 million; (4) store closings accruals of $4.3 million; (5) certain insurance accruals of $6.0 million; and (6) other accruals of $0.7 million. The $6.0 million change in certain insurance accruals related to our prepaid insurance premiums, which were paid in cash at December 31, 2004, and at December 31, 2003, were recorded as a liability and prepaid through a financing arrangement. Net deferred taxes changed $24.2 million in 2004 as a result of an increase in our deferred tax liability, which was due to book versus tax timing differences.
      For the year ended December 31, 2003, receivables decreased due to the receipt of $134.8 million of legal settlement proceeds in January 2003, relating to raw material pricing litigation. This was partially offset by the settlement of a $70.6 million receivable due from Numico at December 4, 2003, which was generated from periodic cash sweeps by our former parent during the period January 1, 2003 to December 4, 2003. Net deferred taxes changed $197.6 million in the period ended December 4, 2003, a result of the $709.4 million impairment creating the significant net loss position.

Cash Used in Investing Activities
      We used cash from investing activities of $3.8 million for the three months ended March 31, 2006 and $4.9 million during the first quarter of 2005. Capital expenditures, which were primarily for improvements to our retail stores and our South Carolina manufacturing facility, were $3.7 million for the three months ended March 31, 2006 and $4.4 million during the first quarter of 2005.
      We used cash from investing activities of $21.5 million for 2005, $27.0 million in 2004, and $771.5 million during 2003. We used $738.1 million to acquire General Nutrition Companies, Inc. from Numico in December 2003. This $738.1 million was reduced by approximately $12.7 million related to a purchase price adjustment received in April 2004, and increased by $7.8 million for other acquisition costs, for a net purchase price of $733.2 million. Capital expenditures decreased $7.5 million from 2005 compared to 2004 and decreased $4.5 million from 2004 compared to 2003. Capital expenditures, which were primarily for improvements to our retail stores and our South Carolina manufacturing facility, were $20.8 million in 2005, $28.3 million for 2004, and $32.8 million during 2003.
      We currently have no material capital commitments. Our capital expenditures typically consist of certain lease-required periodic updates in our company-owned stores and ongoing upgrades and improvements to our manufacturing facilities. Additionally, we expect to upgrade our point-of-sale register systems in the near future.

Cash Used in Financing Activities
      We used cash in financing activities of approximately $50.4 million for the three months ended March 31, 2006. In March 2006, Centers made a restricted payment of $49.9 million to the holders of our common stock, which was in compliance with Centers’ debt covenants and the terms of our preferred stock as a one-time total payment. During the three months ended March 31, 2006, we also paid down an additional $0.5 million of debt.
      In January 2005, Centers issued $150.0 million aggregate principal amount of its senior notes and used the net proceeds from this issuance, along with $39.4 million cash on hand, to pay down $185.0 million of Centers’ debt under its term loan facility. During 2005, we also paid $4.7 million in fees related to the senior notes offering and paid down an additional $2.0 million of debt.
      We used cash in financing activities of approximately $4.5 million for the year ended December 31, 2004. The primary uses of cash for 2004 were for payments on long term debt of $3.8 million and for payment of financing fees related to the issuance of Centers’ senior subordinated notes and a bank credit agreement amendment of $1.1 million. In addition, we subsequently sold shares of our common stock for net proceeds of approximately $1.6 million to certain members of our management.
      The primary use of cash in the period ended December 4, 2003 was principal payments on debt of Numico, of which we were a guarantor. For the 27 days ended December 31, 2003, the primary source of cash to fund the Numico acquisition was from borrowings under Centers’ senior credit facility of $285.0 million, proceeds from Centers’ issuance of the senior subordinated notes of $215.0 million, and proceeds from the issuance of shares of our common stock of $177.5 million and of our Series A preferred stock of $100.0 million.
      Senior Credit Facility. In connection with the Numico acquisition, Centers entered into a senior credit facility with a syndicate of lenders. GNC and its domestic subsidiaries have guaranteed Centers’ obligations under the senior credit facility. The senior credit facility at December 31, 2004 consisted of a $285.0 million term loan facility and a $75.0 million revolving credit facility. Centers borrowed the entire $285.0 million under the original term loan facility to fund part of the Numico acquisition, with none of the $75.0 million revolving credit facility being utilized to fund the Numico acquisition. This facility was subsequently amended in December 2004. In January 2005, as a stipulation of the December 2004 amendment to the senior credit facility, Centers used the net proceeds of their senior notes offering of $145.6 million, together with $39.4 million of cash on hand, to repay a portion of the debt under the prior $285.0 million term loan facility. We amended the senior credit facility again in May 2006 in order to reduce the term loan facility interest rates, remove a requirement to use a portion of equity proceeds to reduce the senior credit facility, and clarify our ability to make permitted restricted payments. At March 31, 2006, the credit facility consisted of a $95.9 million term loan facility and a $75.0 million revolving credit facility.
      The term loan facility matures on December 5, 2009. The revolving credit facility matures on December 5, 2008. The senior credit facility permits Centers to prepay a portion or all of the outstanding balance without incurring penalties other than indemnifications for losses that occur when a Eurodollar loan is prepaid on a date that is not the last day of an interest period. The revolving credit facility allows for $50.0 million to be used for outstanding letters of credit. We used $9.9 million at March 31, 2006, $8.6 million at December 31, 2005, and $8.0 million at December 31, 2004. At March 31, 2006, $65.1 million of this facility was available for borrowing. Interest on the senior credit facility carried an average interest rate of 7.8% at March 31, 2006, 7.4% at December 31, 2005, and 5.4% at December 31, 2004. Interest is payable quarterly in arrears. The senior credit facility contains customary covenants including financial tests (including maintaining a maximum senior secured leverage ratio of no more than 2.25 and a minimum fixed charge ratio coverage of at least 1.0, each of which utilizes EBITDA as defined by the credit agreement in its calculation, ratio, and maximum capital expenditures), and certain other limitations such as our ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments, acquisitions, or mergers, dispose of assets, make optional payments or modifications of other debt instruments, and pay dividends or other payments on capital stock. If we do not maintain or meet the minimum requirements for these covenants, the lenders under the credit facilities are entitled to accelerate the facilities and take various other actions, including all actions permitted to be taken by a secured creditor. See the “Long-Term Debt” note to our consolidated financial statements included in this prospectus.
      Senior Notes. In January 2005, Centers issued $150.0 million aggregate principal amount of senior notes, with an interest rate of 8 5/8 % per year. The senior notes mature in 2011. Centers used the net proceeds of this offering of $145.6 million, together with $39.4 million of cash on hand, to repay $185.0 million of the debt under its term loan facility.
      Senior Subordinated Notes. On December 5, 2003, Centers issued $215.0 million aggregate principal amount of senior subordinated notes in connection with the Numico acquisition. The senior subordinated notes mature in 2010 and bear interest at the rate of 8 1/2 % per year. The senior subordinated notes indenture was subsequently supplemented in April 2004.
      Common and Preferred Stock. In December 2003, our principal stockholder and certain of our directors and members of our senior management made an equity contribution of $277.5 million in exchange for 29,566,666 shares of common stock and in the case of the principal stockholder, 100,000 shares of our preferred stock. The proceeds of the equity contribution were contributed to Centers to fund a portion of the Numico acquisition price. In addition, we subsequently sold shares of our common stock for net proceeds of approximately $1.6 million to certain members of our management. The proceeds of all of these sales were contributed by us to Centers.

Contractual Obligations
      At March 31, 2006 there were no material changes in our December 31, 2005 contractual obligations. The following table summarizes our future minimum non-cancelable contractual obligations at December 31, 2005:

	Payments Due by Period

		Less
		Than 1	1-3	4-5	After 5
	Total	Year	Years	Years	Years

	(In millions)
Long-term debt obligations(1)	$473.4	$2.1	$4.4	$311.1	$155.8
Scheduled interest payments(2)	186.3	39.7	78.7	66.8	1.1
Operating lease obligations(3)	339.7	98.1	134.1	64.8	42.7
Purchase obligations(4)(5)	16.1	4.2	4.1	3.3	4.5

	$1,015.5	$144.1	$221.3	$446.0	$204.1

(1)	These balances consist of the following debt obligations: (a) $215.0 million for Centers’ senior subordinated notes; (b) $150.0 million for Centers’ senior notes; (c) $96.2 million for our term loan facility; (d) $12.2 million for Centers’ mortgage; and (e) less than $0.1 million for capital leases. See the “Long-Term Debt” note to our consolidated financial statements included in this prospectus.

(2)	These balances represent the interest that will accrue on the long-term obligations, which includes some variable debt interest payments, which are estimated using current interest rates. See the “Long-Term Debt” note to our consolidated financial statements.

(3)	These balances consist of the following operating leases: (a) $313.0 million for company-owned retail stores, (b) $101.5 million for franchised retail stores, which is offset by $101.5 million of sublease income from franchisees, and (c) $26.7 million for various leases for tractors/trailers, warehouses, automobiles, and various equipment at our facilities. See the “Long-Term Lease Obligation” note to our consolidated financial statements.

(4)	These balances consist of $3.5 million of advertising and inventory commitments and $12.6 million related to a management services agreement and credit facility administration fees. The management service agreement was entered into between us and Apollo Management V. In consideration of Apollo Management V’s services, we are obligated to pay an annual fee of $1.5 million for ten years commencing on December 5, 2003. See the “Related Party Transactions” note to our consolidated financial statements. We are also required to pay a $0.1 million credit facility administration fee annually to the administrative agent under our senior credit facility.

(5)	This balance excludes $21.5 million related to contracts with an advertising vendor, which were terminated by GNC and are currently in litigation. See “Business — Legal Proceedings” in this prospectus.
      In addition to the obligations scheduled above, we have 100,000 shares of our Series A preferred stock that accrue dividends at a rate of 12%, with dividends in arrears of $31.6 million at March 31, 2006. See the “Preferred Stock” note to our consolidated financial statements. We plan to redeem all of the outstanding preferred stock with net proceeds of this offering.
      In addition to the obligations scheduled above, we have entered into employment agreements with some of our executives that provide for compensation and certain other benefits. Under certain circumstances, including a change of control, some of these agreements provide for severance or other payments, if those circumstances would ever occur during the term of the employment agreement.
Off Balance Sheet Arrangements
      As of March 31, 2006 and 2005 and December 31, 2005, 2004, and 2003, we had no relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off balance sheet arrangements, or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such relationships.
      We have a balance of unused barter credits on account with a third-party barter agency. We generated these barter credits by exchanging inventory with a third-party barter vendor. In exchange, the barter vendor supplied us with barter credits. We did not record a sale on the transaction as the inventory sold was for expiring products that were previously fully reserved for on our balance sheet. In accordance with Accounting Principles Board Statement (“APB”) No. 29, a sale is recorded based on either the value given up or the value received, whichever is more easily determinable. The value of the inventory was determined to be zero, as the inventory was fully reserved. Therefore, these credits were not recognized on the balance sheet and are only realized when we purchase services or products through the bartering company. The credits can be used to offset the cost of purchasing services or products. The available credit balance was $8.9 million as of March 31, 2006, $9.5 million as of December 31, 2005, and $11.3 million as of December 31, 2004. The barter credits are available for us to use through April 1, 2009.
Quantitative and Qualitative Disclosures About Market Risk
      Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates, and commodity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. In the ordinary course of business, we are primarily exposed to foreign currency and interest rate risks. We do not use derivative financial instruments in connection with these market risks.
     Foreign Exchange Rate Market Risk
      We are subject to the risk of foreign currency exchange rate changes in the conversion from local currencies to the U.S. dollar of the reported financial position and operating results of our non-U.S. based subsidiaries. We are also subject to foreign currency exchange rate changes for purchase and services that are denominated in currencies other than the U.S. dollar. The primary currencies to which we are exposed to fluctuations are the Canadian Dollar and the Australian Dollar. The fair value of our net foreign investments and our foreign denominated payables would not be materially affected by a 10% adverse change in foreign currency exchange rates for the periods presented.
     Interest Rate Market Risk
      A portion of our debt is subject to changing interest rates. Although changes in interest rates do not impact our operating income, the changes could affect the fair value of such debt and related interest payments. As of December 31, 2005, we had fixed rate debt of $377.2 million and variable rate debt of $96.2 million. We have not entered into futures or swap contracts at this time. Based on our variable rate debt balance as of December 31, 2005, a 1% change in interest rates would increase or decrease our annual interest cost by $1.0 million.
      For the three months ended March 31, 2006 there have been no material changes to our market risks disclosed above.
Effect of Inflation
      Inflation generally affects us by increasing costs of raw materials, labor, and equipment. We do not believe that inflation had any material effect on our results of operations in the periods presented in our consolidated financial statements.

Critical Accounting Estimates
      You should review the significant accounting policies described in the notes to our consolidated financial statements under the heading “Basis of Presentation and Summary of Significant Accounting Policies” included in this prospectus.

Stock-Based Compensation
      We adopted SFAS No. 123(R) effective January 1, 2006. See the “Stock Based Compensation Plans” note to our unaudited consolidated financial statements in this prospectus for additional disclosure on the effects of adoption and the valuation method and assumptions applied to current period stock option grants.

Use of Estimates
      Certain amounts in our financial statements require management to use estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Our accounting policies are described in the notes to our consolidated financial statements under the heading “Basis of Presentation and Summary of Significant Accounting Policies.” Our critical accounting policies and estimates are described in this section. An accounting estimate is considered critical if:

•	the estimate requires management to make assumptions about matters that were uncertain at the time the estimate was made;

•	different estimates reasonably could have been used; or

•	changes in the estimate that would have a material impact on our financial condition or our results of operations are likely to occur from period to period.
      Management believes that the accounting estimates used are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Revenue Recognition
      We operate primarily as a retailer, through company-owned stores, franchised stores, and, to a lesser extent, as a wholesaler. On December 28, 2005, we started recognizing revenue through product sales on our website, www.gnc.com. We apply the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition.” We recognize revenues in our Retail segment at the moment a sale to a customer is recorded. Gross revenues are reduced by actual customer returns and a provision for estimated future customer returns, which is based on management’s estimates after a review of historical customer returns. We recognize revenues on product sales to franchisees and other third parties when the risk of loss, title, and insurable risks have transferred to the franchisee or third-party. We recognize revenues from franchise fees at the time a franchised store opens or at the time of franchise renewal or transfer, as applicable.

Inventories
      Where necessary, we provide estimated allowances to adjust the carrying value of our inventory to the lower of cost or net realizable value. These estimates require us to make approximations about the future demand for our products in order to categorize the status of such inventory items as slow moving, obsolete, or in excess of need. These future estimates are subject to the ongoing accuracy of management’s forecasts of market conditions, industry trends, and competition. We are also subject to volatile changes in specific product demand as a result of unfavorable publicity, government regulation, and rapid changes in demand for new and improved products or services.

Accounts Receivable and Allowance for Doubtful Accounts
      The majority of our retail revenues are received as cash or cash equivalents. The majority of our franchise revenues are billed to the franchisees with varying terms for payment. We offer financing to qualified domestic franchisees with the initial purchase of a franchise location. The notes are demand notes, payable monthly over periods of five to seven years. We generate a significant portion of our revenue from ongoing product sales to franchisees and third-party customers. An allowance for doubtful accounts is established based on regular evaluations of our franchisees’ and third-party customers’ financial health, the current status of trade receivables, and historical write-off experience. We maintain both specific and general reserves for doubtful accounts. General reserves are based upon our historical bad debt experience, overall review of our aging of accounts receivable balances, general economic conditions of our industry or the geographical regions, and regulatory environments of our third-party customers and franchisees.

Impairment of Long-Lived Assets
      Long-lived assets, including fixed assets and intangible assets with finite useful lives, are evaluated periodically by us for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. These estimates of cash flow require significant management judgment and certain assumptions about future volume, revenue and expense growth rates, foreign exchange rates, devaluation, and inflation. This estimate may differ from actual cash flows.

Self-Insurance
      We obtain insurance for the following areas: (1) general liability; (2) product liability; (3) directors and officers liability; (4) property insurance; and (5) ocean marine insurance. We are self-insured for the following additional areas: (1) medical benefits; (2) workers’ compensation coverage in the State of New York with a stop loss of $250,000; (3) physical damage to our tractors, trailers, and fleet vehicles for field personnel use; and (4) physical damages that may occur at our company-owned store locations. We are not insured for certain property and casualty risks due to the frequency and severity of a loss, the cost of insurance, and the overall risk analysis. Our associated liability for this self-insurance was not significant as of March 31, 2006, December 31, 2005, and December 31, 2004. Before the Numico acquisition, General Nutrition Companies, Inc. was included as an insured under several of Numico’s global insurance policies.
      We carry product liability insurance with a retention of $1.0 million per claim with an aggregate cap on retained losses of $10.0 million. We carry general liability insurance with retention of $100,000 per claim with an aggregate cap on retained losses of $600,000. The majority of our workers’ compensation and auto insurance are in a deductible/retrospective plan. We reimburse the insurance company subject to a $250,000 loss limit per workers’ compensation claim and a $100,000 loss limit per auto liability claim, with a combined aggregate cap on retained losses of $7.3 million.
      As part of our medical benefits program, we contract with national service providers to provide benefits to our employees for all medical, dental, vision, and prescription drug services. We then reimburse these service providers as claims are processed from our employees. We maintain a specific stop loss provision of $250,000 per incident with a maximum limit up to $2.0 million per participant, per benefit year. We have no additional liability once a participant exceeds the $2.0 million ceiling. Our liability for medical claims is included as a component of accrued benefits in the “Accrued Payroll and Related Liabilities” to our consolidated financial statements. It was $3.0 million as of March 31, 2006 and December 31, 2005 and $2.6 million as of December 31, 2004.

Goodwill and Indefinite-Lived Intangible Assets
      On an annual basis, we perform an evaluation of the goodwill and indefinite lived intangible assets associated with our operating segments. To the extent that the fair value associated with the goodwill and indefinite-lived intangible assets is less than the recorded value, we write down the value of the asset. The valuation of the goodwill and indefinite-lived intangible assets is affected by, among other things, our business plan for the future, and estimated results of future operations. Changes in the business plan or operating results that are different than the estimates used to develop the valuation of the assets may result in an impact on their valuation.
      Historically, we have recognized impairments to our goodwill and intangible assets based on declining financial results and market conditions. The most recent valuation was performed at October 1, 2005, and no impairment was found. There was no impairment found during 2004. At September 30, 2003, we evaluated the carrying value of our goodwill and intangible assets, and recognized an impairment charge accordingly. See the “Goodwill and Intangible Assets” note to our consolidated financial statements. Based upon our improved capitalization of our financial statements subsequent to the Numico acquisition, the stabilization of our financial condition, our anticipated future results based on current estimates, and current market conditions, we do not currently expect to incur additional impairment charges in the near future.

Leases
      We have various operating leases for company-owned and franchised store locations and equipment. Store leases generally include amounts relating to base rental, percent rent, and other charges such as common area maintenance fees and real estate taxes. Periodically, we receive varying amounts of reimbursements from landlords to compensate us for costs incurred in the construction of stores. We amortize these reimbursements as an offset to rent expense over the life of the related lease. We determine the period used for the straight-line rent expense for leases with option periods and conform it to the term used for amortizing improvements.

Income Taxes
      We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. At any point in time we have various tax audits in progress. As a result, we also record reserves for estimates of probable settlements of these audits. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues.
Recently Issued Accounting Pronouncements
      In October 2005, the FASB issued Staff Position FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period,” which requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. This Staff Position is effective for reporting periods beginning after December 15, 2005, and retrospective application is permitted but not required. The adoption of this statement did not have a significant effect on our consolidated financial position or results of operations, since we currently expense such costs.
      In September 2005, EITF No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” was issued effective for leasehold improvements, within the scope of this Issue, that are purchased or acquired in reporting periods beginning after June 29, 2005. Early application of the consensus was permitted in periods for which financial statements have not been issued. This Issue addresses the amortization period for leasehold improvements in operating leases that are either placed in service significantly after and not contemplated at or near the beginning of the initial lease term or acquired in a business combination. We had already adopted the practices effective for 2004, and the adoption did not have a significant effect on our consolidated financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction,” a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted this standard beginning January 1, 2006. The adoption did not have a material impact on our consolidated financial position or results of operations.
      In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” The interpretation provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. It requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The interpretation also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The interpretation was required to be applied no later than the end of fiscal years ending after December 15, 2005; with retrospective application for interim financial information being permitted but not required. We adopted the interpretation for 2005. The adoption did not have a material impact on our consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment: an Amendment of FASB Statements No. 123 and 95.” SFAS No. 123(R) sets accounting requirements for “share-based” compensation to employees and disallows the use of the intrinsic value method of accounting for stock compensation. We are required to account for such transactions using a fair-value method and to recognize compensation expense over the period during which an employee is required to provide services in exchange for the stock options and other equity-based compensation issued to employees. This statement was effective for us on January 1, 2006, and we elected to use the modified prospective application method. The impact of this statement on our consolidated results of operations has been historically disclosed on a pro forma basis and is now recognized as compensation expense on a prospective basis. Based on the equity awards outstanding as of March 31, 2006, we expect compensation expense, net of tax, of $1.0 million to $2.0 million in 2006.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment of Accounting Research Bulletin No. 43, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Companies are required to adopt the provisions of this statement for fiscal years beginning after June 15, 2005. We adopted this standard starting January 1, 2006, and it did not have a significant impact on our consolidated financial position or results of operations.

BUSINESS
GNC Corporation
      With our worldwide network of over 5,800 locations and our www.gnc.com website, we are the largest global specialty retailer of health and wellness products, including VMHS products, sports nutrition products, and diet products. We believe that the strength of our GNC® brand, which is distinctively associated with health and wellness, combined with our stores and website, give us broad access to consumers and uniquely position us to benefit from the favorable trends driving growth in the nutritional supplements industry and the broader health and wellness sector. We derive our revenues principally from product sales through our company-owned stores, franchise activities, and sales of products manufactured in our facilities to third parties. Our broad and deep product mix, which is focused on high-margin, value-added nutritional products, is sold under our GNC proprietary brands, including Mega Men®, Ultra Mega®, Pro Performance®, and Preventive Nutrition®, and under nationally recognized third-party brands.
      We have a business model that has enabled us to establish significant credibility and brand equity with both our vendors and our customers. Our domestic retail network, which is approximately nine times larger than the next largest U.S. specialty retailer of nutritional supplements, provides a leading platform for our vendors to distribute their products to their target consumer. This gives us tremendous leverage with our vendor partners and has enabled us to negotiate product exclusives or first-to-market opportunities. In addition, our in-house product development capabilities enable us to offer our customers proprietary merchandise that can only be purchased through our stores or our website. As the nutritional supplement consumer often requires knowledgeable customer service, we also differentiate ourselves from mass and drug retailers with our well-trained sales associates. We believe that our expansive retail network, our differentiated merchandise offering, and our quality customer service result in a unique shopping experience.
Industry Overview
      We operate within the large and growing U.S. nutritional supplements retail industry. According to Nutrition Business Journal’s Supplement Business Report 2005, our industry generated an estimated $21.0 billion in sales in 2005, and is projected to grow at an average annual rate of 4% per year for at least the next five years. Our industry is also highly fragmented, and we believe this fragmentation provides large operators, like us, the ability to compete more effectively due to scale advantages.
      We expect several key demographic, healthcare, and lifestyle trends to drive the continued growth of our industry. These trends include:

•	Increased Focus on Healthy Living: Consumers are leading more active lifestyles and becoming increasingly focused on healthy living, nutrition, and supplementation. According to the Nutrition Business Journal, a study by the Hartman Group found that 85% of the American population today is involved to some degree in health and wellness compared to 70% to 75% a few years ago. We believe that growth in the nutritional supplements industry will continue to be driven by consumers who increasingly embrace health and wellness as a critical part of their lifestyles.

•	Aging Population: The average age of the U.S. population is increasing. U.S. Census Bureau data indicates that the number of Americans age 65 or older is expected to increase by approximately 56% from 2000 to 2020. We believe that these consumers are significantly more likely to use nutritional supplements, particularly VMHS products, than younger persons and have higher levels of disposable income to pursue healthy lifestyles.

•	Rising Healthcare Costs and Use of Preventive Measures: Healthcare related costs have increased substantially in the United States. A preliminary survey released by Mercer Human Resource Consulting in 2005 found that employers anticipate an almost 10% increase in healthcare costs in the next year, about three times the rate of general inflation, if they leave benefits unchanged. To reduce medical costs and avoid the complexities of dealing with the healthcare system, and given increasing incidence of medical problems and concern over the use and effects of prescription drugs, many consumers take preventive measures, including alternative medicines and nutritional supplements.

•	Increasing Focus on Fitness: In total, U.S. health club memberships increased 4.9% between January 2004 and January 2005 from 39.4 million members to a record 41.3 million and has grown 40% from 29.5 million in 1998, according to the International Health, Racquet & Sportsclub Association. We believe that the growing number of fitness-oriented consumers, at increasingly younger ages, are interested in taking sports nutrition products to increase energy, endurance, and strength during exercise and to aid recovery after exercise.

      As a leader in our industry, we expect to grow at or above the projected industry growth rate.
      Participants in our industry include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, mail-order companies, and a variety of other smaller participants. The nutritional supplements sold through these channels are divided into four major product categories: VMHS; sports nutrition products; diet products; and other wellness products. Most supermarkets, drugstores, and mass merchants have narrow nutritional supplement product offerings limited primarily to simple vitamins and herbs, with less knowledgeable sales associates than specialty retailers. We believe that the market share of supermarkets, drugstores, and mass merchants over the last five years has remained relatively constant.
Business Overview
      The following charts illustrate, for 2005, the percentage of our net revenue generated by our three business segments and the percentage of our net U.S. retail revenue generated by our product categories:

2005 Net Revenue by Segment	2005 Net Retail Revenue by Product Category

      For the three months ended March 31, 2006, net revenue by segment was Retail 76%, Franchise 16%, and Manufacturing/ Wholesale 8%. Net U.S. retail revenue by product category was VMHS 39%, Sports 35%, Diet 17%, and Other 9%. Throughout 2005 and the first quarter of 2006, we did not have any meaningful concentration of sales from any single product or product line. We believe this baseline of sales from which we now operate is a solid, recurring base from which we will continue to grow our revenues. Our sales trends in the first half of 2005 were impacted by a decline in diet products related to the slowdown of the low-carbohydrate diet trend. Excluding the diet category, we have generated positive same store sales for seven of the last nine quarters since the beginning of 2004.

Retail Locations
      Our retail network represents the largest specialty retail store network in the nutritional supplements industry according to Nutrition Business Journal’s Supplement Business Report 2005. As of March 31, 2006, there were 5,817 GNC store locations globally, including:

•	2,529 company-owned stores in the United States (all 50 states, the District of Columbia, and Puerto Rico);

•	132 company-owned stores in Canada;

•	1,123 domestic franchised stores;

•	873 international franchise stores in 45 other countries; and

•	1,160 GNC “store-within-a-store” locations under our strategic alliance with Rite Aid Corporation.
      Most of our company-owned and franchised U.S. stores are between 1,000 and 2,000 square feet and are located in shopping malls and strip centers. Our leading market position is a relatively unique phenomenon in specialty retailing as we have approximately nine times the domestic store base of our nearest U.S. specialty retail competitor.
      Website. In December 2005 we also started selling products through our website, www.gnc.com. This additional sales channel has enabled us to market and sell our products in regions where we do not have retail operations or have limited operations. Some of the products offered on our website may not be available at our retail locations, thus enabling us to broaden the assortment of products available to our customers. The ability to purchase our products through the internet also offers a convenient method for repeat customers to evaluate and purchase new and existing products. To date, we believe that a majority of the sales generated by our website are incremental to the revenues from our retail locations.

Franchise Activities
      We generate income from franchise activities primarily through product sales to franchisees, royalties on franchise retail sales, and franchise fees. To assist our franchisees in the successful operation of their stores and to protect our brand image, we offer a number of services to franchisees including training, site selection, construction assistance, and accounting services. We believe that our franchise program enhances our brand awareness and market presence and will enable us to expand our store base internationally with limited capital expenditures on our part. Over the last year, we realigned our franchise system with our corporate strategies and re-acquired or closed unprofitable or non-compliant franchised stores in order to improve the financial performance of the franchise system.

Store-within-a-Store Locations
      To increase brand awareness and promote access to customers who may not frequent specialty nutrition stores, we entered into a strategic alliance in December 1998 with Rite Aid to open our GNC store-within-a-store locations. Through this strategic alliance, we generate revenues from fees paid by Rite Aid for new store-within-a-store openings, sales to Rite Aid of our products at wholesale prices, the manufacture of Rite Aid private label products, and retail sales of certain consigned inventory. In May 2004, we extended our alliance with Rite Aid through April 30, 2009, with Rite Aid’s commitment to open 300 new store-within-a-store locations by December 31, 2006. As of March 31, 2006, Rite Aid had opened 183 of these 300 new store-within-a-store locations.

Marketing
      We market our proprietary brands of nutritional products through an integrated marketing program that includes television, print, and radio media, storefront graphics, direct mailings to members of our Gold Card loyalty program, and point of purchase promotional materials.

Manufacturing and Distribution
      With our technologically sophisticated manufacturing and distribution facilities supporting our retail stores, we are a vertically integrated producer and supplier of high-quality nutritional supplements. By controlling the production and distribution of our proprietary products, we can protect product quality, monitor delivery times, and maintain appropriate inventory levels.

Products
      We offer a wide range of high-quality nutritional supplements sold under our GNC proprietary brand names, including Mega Men, Ultra Mega, Pro Performance, and Preventive Nutrition, and under nationally recognized third-party brand names. We operate in four major nutritional supplement categories: VMHS; sports nutrition products; diet products; and other wellness products. We offer an extensive mix of brands and products, including approximately 1,900 SKUs across multiple categories. This variety is designed to provide our customers with a vast selection of products to fit their specific needs. Sales of our proprietary brands at our company-owned stores represented approximately 47% of our net retail product revenues for 2005 and 44% for the first quarter of 2006.
      Consumers may purchase a GNC Gold Card in any GNC store or at www.gnc.com for $15.00. A Gold Card allows a consumer to save 20% on all store and on-line purchases on the day the card is purchased and during the first seven days of every month for a year. Gold Card members also receive personalized mailings and e-mails with product news, nutritional information, and exclusive offers.
      Products are delivered to our retail stores through our distribution centers located in Leetsdale, Pennsylvania; Anderson, South Carolina; and Phoenix, Arizona. Our distribution centers support our company-owned stores as well as franchised stores and Rite Aid locations. Our distribution fleet delivers our finished goods and third-party products through our distribution centers to our company-owned and domestic franchised stores on a weekly or biweekly basis depending on the sales volume of the store. Each of our distribution centers has a quality control department that monitors products received from our vendors to ensure quality standards.
      Based on data collected from our point-of-sale systems, excluding certain required accounting adjustments of $0.4 million for 2003, $3.4 million for 2004, $3.0 million for 2005, $0.5 million for the first quarter of 2005, and $3.9 million for the first quarter of 2006, below is a comparison of our company-owned domestic store retail product sales by major product category and the percentages of our company-owned domestic store retail product sales for the periods shown:

				Three Months Ended
	Year Ended December 31,			March 31,

U.S. Retail Product Categories (in dollars):	2003(1)	2004	2005	2005	2006

				(Unaudited)
	(in millions)
VMHS	$364.5	$362.6	$377.7	$99.2	$108.6
Sports Nutrition Products	300.2	293.2	330.3	80.3	98.0
Diet Products	265.6	193.1	135.2	39.7	45.8
Other Wellness Products	79.6	95.1	87.8	22.6	25.2

Total U.S. Retail Revenues	$1,009.9	$944.0	$931.0	$241.8	$277.6

				Three Months Ended
	Year Ended December 31,			March 31,

U.S. Retail Product Categories (in percentages):	2003(1)	2004	2005	2005	2006

VMHS	36.1%	38.4%	40.6%	41.0%	39.1%
Sports Nutrition Products	29.7%	31.1%	35.5%	33.2%	35.3%
Diet Products	26.3%	20.5%	14.5%	16.4%	16.5%
Other Wellness Products	7.9%	10.0%	9.4%	9.4%	9.1%

Total U.S. Retail Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	This data is shown on a combined basis for comparability purposes and represents the sum of the period from January 1, 2003 through December 4, 2003 and the 27 days ended December 31, 2003.
      Sales in the diet category declined significantly from 2003 to 2005 as a result of (1) our decision to cease selling ephedra and ephedra-related products in June 2003 and (2) a decrease in demand for low carbohydrate diet products. The percentage of our retail revenue generated by the sale of diet products for the 12 months ended March 31, 2006 is consistent with our historical norms. As a result, we believe we are not as dependent on any one product or product category and thus are better positioned for future growth.

VMHS
      We sell vitamins and minerals in single vitamin and multi-vitamin form and in different potency levels. Our vitamin and mineral products are available in liquid, tablets, soft gelatin, and hard-shell capsules and powder forms. Many of our special vitamin and mineral formulations, such as Mega Men and Ultra Mega, are available only at GNC locations. In addition to our selection of VMHS products with unique formulations, we also offer the full range of standard “alphabet” vitamins. We sell herbal supplements in various solid dosage and soft gelatin capsules, tea, and liquid forms. We have consolidated our traditional herbal offerings under a single umbrella brand, Herbal Plus®. In addition to the Herbal Plus line, we offer a full line of whole food-based supplements and top selling herb and natural remedy products. Our target customers for VMHS products are women over the age of 35.
      We also offer a variety of specialty products in our GNC and Preventive Nutrition product lines. These products emphasize third-party research and available literature regarding the positive benefits from certain ingredients. These offerings include products designed to provide nutritional support to specific areas of the body, such as joints, the heart and blood vessels, and the digestive system.

Sports Nutrition Products
      Sports nutrition products are designed to be taken in conjunction with an exercise and fitness regimen. Our target consumer for sports nutrition products is the 18-49 year old male. We typically offer a broad selection of sports nutrition products, such as protein and weight gain powders, sports drinks, sports bars, and high potency vitamin formulations, including GNC brands such as Pro Performance and popular third-party products.

Diet Products
      Diet products consist of various formulas designed to supplement the diet and exercise plans of weight conscious consumers. Our target consumer for diet products is the 18-49 year old female. We typically offer a variety of diet products, including pills, meal replacements, shakes, diet bars, and teas. Our retail stores offer our proprietary and third-party products suitable for different diet and weight management approaches, including low-carbohydrate and products designed to increase thermogenesis (a change in the body’s metabolic rate measured in terms of calories) and metabolism. We also offer several diet products, including our Total Lean and our Body Answerstm product lines.

Other Wellness Products
      Other Wellness Products is a comprehensive category that consists of sales of our Gold Card preferred membership and sales of other nonsupplement products, including cosmetics, food items, health management products, books, and video tapes.

Product Development
      We believe a key driver of customer traffic and purchases is the introduction of new products. According to the GNC 2005 Awareness Tracking Study Report commissioned by GNC from Parker Marketing Research, consumers surveyed rated the availability of “new, innovative products” as an emerging strength of our business. We identify changing customer trends through interactions with our customers and leading industry vendors to assist in the development, manufacturing, and marketing of our new products. We develop proprietary products independently and through the collaborative effort of our dedicated development team. During 2005, we targeted our product development efforts on sports nutrition products, condition specific products, and specialty vitamins.

Research and Development
      We have an internal research and development group that performs scientific research on potential new products and enhancements to existing products, in part to assist our product development team in creating new products, and in part to support claims that may be made as to the purpose and function of the product.
Business Segments
      We generate revenues from our three business segments, Retail, Franchise, and Manufacturing/Wholesale. The following chart outlines our business segments and the historical contribution to our consolidated revenues by those segments, after intercompany eliminations. For a description of operating income (loss) by business segment, our total assets by business segment, total revenues by geographic area, and total assets by geographic area, see the “Segments” note to our consolidated financial statements.

				Three Months
	Year Ended December 31,			Ended March 31,

	2003(1)	2004	2005	2005	2006

				(Unaudited)
	(in millions)
Segment Revenues (in dollars):
Retail	$1,059.5	$1,001.8	$989.4	$255.2	$294.9
Franchise	255.5	226.5	212.8	52.6	60.3
Manufacturing/ Wholesale	114.5	116.4	115.5	28.6	31.7

Total	$1,429.5	$1,344.7	$1,317.7	$336.4	$386.9

				Three Months
	Year Ended December 31,			Ended March 31,

	2003(1)	2004	2005	2005	2006

Segment Revenues (in percentages):
Retail	74.1%	74.5%	75.1%	75.9%	76.2%
Franchise	17.9%	16.8%	16.1%	15.6%	15.6%
Manufacturing/ Wholesale	8.0%	8.7%	8.8%	8.5%	8.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	This data is shown on a combined basis for comparability purposes and represents the sum of the period from January 1, 2003 through December 4, 2003 and the 27 days ended December 31, 2003.
Retail
      Our Retail segment generates revenues primarily from sales of products to customers at our company-owned stores in the United States and Canada, and on December 28, 2005 we started selling products through our website, www.gnc.com.

Locations
      As of March 31, 2006, we operated 2,661 company-owned stores across 50 states and in Canada, Puerto Rico, and Washington, D.C. Most of our U.S. company-owned stores are between 1,000 and 2,000 square feet and are located primarily in shopping malls and strip shopping centers. Traditional mall and strip center locations typically generate a large percentage of our total retail sales. With the exception of our downtown stores, all of our company-owned stores follow one of two consistent formats, one for mall locations and one for strip shopping center locations. Our store graphics are periodically redesigned to better identify with our GNC customers and provide product information to allow the consumer to make educated decisions regarding product purchases and usage. Our product labeling is consistent within our product lines and the stores are designed to present a unified approach to packaging with emphasis on added information for the consumer. As an on-going practice, we continue to reset and upgrade all of our company-owned stores to maintain a more modern and customer-friendly layout, while promoting our GNC Live Well theme.
Franchise
      Our Franchise segment is comprised of our domestic and international franchise operations. Our Franchise segment generates revenues from franchise activities primarily through product sales to franchisees, royalties on franchise retail sales, and franchise fees.
      As a means of enhancing our operating performance and building our store base, we began opening franchised locations in 1988. As of March 31, 2006, there were 1,996 franchised stores operating, including 1,123 stores in the United States and 873 stores operating in international locations. Approximately 88% of our franchised stores in the United States are in strip shopping centers and are typically between 1,000 and 1,800 square feet. The international franchised stores are smaller, typically between 600 and 650 square feet and, depending upon the country and cultural preferences, are located in mall, strip center, street, or store-within-a-store locations. Typically, our international stores have a store format and signage similar to our U.S. franchised stores. To assist our franchisees in the successful operation of their stores and to protect our brand image, we offer site selection, construction assistance, accounting services, and a three-part training program, which consists of classroom instruction and training in a company-owned location, both of which occur prior to the franchised store opening, and actual on-site training during the first week of operations of the franchised store. We believe we have good relationships with our franchisees, as evidenced by our franchisee renewal rate of over 93% between 2001 and 2005. We do not rely heavily on any single franchise operator in the United States, since the largest franchisee owns and/or operates 15 store locations.
      All of our franchised stores in the United States offer both our proprietary products and third-party products, with a product selection similar to that of our company-owned stores. Our international franchised stores offer a more limited product selection than our franchised stores in the United States. Products are distributed to our franchised stores in the United States through our distribution centers and transportation fleet in the same manner as our company-owned stores.

Franchises in the United States
      Revenues from our franchisees in the United States accounted for approximately 78% of our total franchise revenues for 2005. In 2005, new franchisees in the United States were required to pay an initial fee of $40,000 for a franchise license. Existing GNC franchise operators may purchase an additional franchise license for a $30,000 fee. We typically offer limited financing to qualified franchisees in the United States for terms up to five years. Once a store begins operations, franchisees are required to pay us a continuing royalty of 6% of sales and contribute 3% of sales to a national advertising fund. Our standard franchise agreements for the United States are effective for a ten-year period with two five-year renewal options. At the end of the initial term and each of the renewal periods, the renewal fee is generally 33% of the franchisee fee that is then in effect. The franchisee renewal option is at our election for all franchise agreements executed after December 1995. Our franchisees in the United States receive limited geographical exclusivity and are required to follow the GNC store format.
      Franchisees must meet certain minimum standards and duties prescribed by our franchise operations manual and we conduct periodic field visit reports to ensure our minimum standards are maintained. Generally, we enter into a five-year lease with one five-year renewal option with landlords for our franchised locations in the United States. This allows us to secure space at cost-effective rates, which we sublease to our franchisees at cost. By subleasing to our franchisees, we have greater control over the location and have greater bargaining power for lease negotiations than an individual franchisee typically would have, and we can elect not to renew subleases for underperforming locations. If a franchisee does not meet specified performance and appearance criteria, the franchise agreement outlines the procedures under which we are permitted to terminate the franchise agreement. In these situations, we may take possession of the location, inventory, and equipment, and operate the store as a company-owned store or re-franchise the location. Our U.S. franchise agreements and operations in the United States are regulated by the FTC. See “— Government Regulation” and “— Franchise Regulation.”

International Franchises
      Revenues from our international franchisees accounted for approximately 22% of our total franchise revenues for 2005. In 2005, new international franchisees were required to pay an average initial fee of approximately $20,000 for a franchise license for each store and on average continuing royalty fees of approximately 5%, with fees and royalties varying depending on the country and the store type. Our franchise program has enabled us to expand into international markets with limited capital expenditures. We expanded our international presence from 457 international franchised locations at the end of 2001 to 873 international locations as of March 31, 2006, without incurring any capital expenditures related to this expansion. Our international franchised stores generate greater sales per square foot of store space than our domestic store locations. However, we typically generate less revenue from franchises outside the United States due to lower international royalty rates and due to the franchisees purchasing a smaller percentage of products from us compared to our domestic franchisees.
      Franchisees in international locations enter into development agreements with us for either full-size stores, a store-within-a-store at a host location, or wholesale distribution center operations. The development agreement grants the franchisee the right to develop a specific number of stores in a territory, often the entire country. The international franchisee then enters into a franchise agreement for each location. The full-size store franchise agreement has an initial ten-year term with two five-year renewal options. At the end of the initial term and renewal periods, the international franchisee has the option to renew the agreement at 33% of the franchise fee that is then in effect. Franchise agreements for international store-within-a-store locations have an initial term of five years, with two five-year renewal options. At the end of the initial term and each of the renewal periods, the international franchisee of a store-within-a-store location has the option to renew the agreement for 50% of the franchise fee that is then in effect. Our international franchisees often receive exclusive franchising rights to an entire country, excluding military bases. Our international franchisee must meet minimum standards and duties similar to our U.S. franchisees and our international franchise agreements, and international operations may be regulated by various country, local, and international laws. See “— Government Regulation” and “— Franchise Regulation.”
Manufacturing/ Wholesale
      Our Manufacturing/ Wholesale segment is comprised of our manufacturing operations in South Carolina and Australia and our wholesale sales business. This segment supplies our Retail and Franchise segments as well as various third parties with finished products. Our Manufacturing/ Wholesale segment generates revenues through sales of manufactured products to third parties, and the sale of our proprietary and third-party brand products to Rite Aid and drugstore.com. Our wholesale operations, including our Rite Aid and drugstore.com wholesale operations, are supported primarily by our Anderson, South Carolina distribution center.

Manufacturing
      Our technologically sophisticated manufacturing and warehousing facilities support our Retail and Franchise segments and enable us to control the production and distribution of our proprietary products, to better control costs, to protect product quality, to monitor delivery times, and to maintain appropriate inventory levels. We operate two main manufacturing facilities in the United States, one in Greenville, South Carolina and one in Anderson, South Carolina. We also operate a smaller facility in Australia. We utilize our plants in the United States primarily for the production of proprietary products. Our manufacturing operations are designed to allow low-cost production of a variety of products of different quantities, sizes, and packaging configurations while maintaining strict levels of quality control. Our manufacturing procedures are designed to promote consistency and quality in our finished goods. We conduct sample testing on raw materials and finished products, including weight, purity, and micro-bacterial testing. Our manufacturing facilities also service our wholesale operations, including the manufacture and supply of Rite Aid private label products for distribution to Rite Aid locations. We use our available capacity at these facilities to produce products for sale to third-party customers.
      The principal raw materials used in the manufacturing process are natural and synthetic vitamins, herbs, minerals, and gelatin. We maintain multiple sources for the majority of our raw materials, with the remaining being single-sourced due to the uniqueness of the material. As of March 31, 2006, no one vendor supplied more than 10% of our raw materials. Our distribution fleet delivers raw materials and components to our manufacturing facilities and also delivers our finished goods and third-party products to our distribution centers.

Wholesale

Store-within-a-Store Locations
      To increase brand awareness and promote access to customers who may not frequent specialty nutrition stores, we entered into a strategic alliance with Rite Aid to open GNC store-within-a-store locations. As of March 31, 2006, we had 1,160 store-within-a-store locations. Through this strategic alliance, we generate revenues from sales to Rite Aid of our products at wholesale prices, the manufacture of Rite Aid private label products, retail sales of certain consigned inventory, and license fees. We are Rite Aid’s sole supplier for the PharmAssure® vitamin brand and a number of Rite Aid private label supplements. In May 2004, we extended our alliance with Rite Aid through April 30, 2009, with Rite Aid’s commitment to open 300 new store-within-a-store locations by December 31, 2006. As of March 31, 2006, Rite Aid had opened 183 of these 300 new store-within-a-store locations.

Distribution Agreement with drugstore.com
      We have an internet distribution agreement with drugstore.com, inc.; its initial term expires in July 2009. Through this strategic alliance, drugstore.com was the exclusive internet retailer of our proprietary products, the PharmAssure® vitamin brand, and certain other nutritional supplements until June 2005, when this exclusive relationship terminated. This alliance allows us to access a larger base of customers, who may not otherwise live close to, or have the time to visit, a GNC store and provides an internet distribution channel in addition to www.gnc.com. We generate revenues from the distribution agreement with drugstore.com through sales of our proprietary and third-party products on a wholesale basis and through retail sales of certain other products on a consignment basis.
Employees
      As of March 31, 2006, we had a total of 4,904 full-time and 7,736 part-time employees, of whom approximately 10,368 were employed in our Retail segment, 35 were employed in our Franchise segment, 1,152 were employed in our Manufacturing/ Wholesale segment, 476 were employed in corporate support functions, and 608 were employed in Canada. None of our employees belongs to a union or is a party to any collective bargaining or similar agreement. We consider our relationships with our employees to be good.
Competition
      The U.S. nutritional supplements retail industry is a large, highly fragmented, and growing industry, with no single industry participant accounting for a majority of total industry retail sales. Competition is based primarily on price, quality, and assortment of products, customer service, marketing support, and availability of new products. In addition, the market is highly sensitive to the introduction of new products.

      We compete with publicly owned and privately owned companies, which are highly fragmented in terms of geographical market coverage and product categories. We compete with other specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, mail-order companies, other internet sites, and a variety of other smaller participants. In addition, the market is highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the United States, we compete with supermarkets, drugstores, and mass merchants with heavily advertised national brands manufactured by large pharmaceutical and food companies and other retailers. Most supermarkets, drugstores, and mass merchants have narrow product offerings limited primarily to simple vitamins and herbs and popular third-party diet products. Our international competitors also include large international pharmacy chains and major international supermarket chains as well as other large U.S.-based companies with international operations. Our wholesale and manufacturing operations also compete with other wholesalers and manufacturers of third-party nutritional supplements.
Trademarks and Other Intellectual Property
      We believe trademark protection is particularly important to the maintenance of the recognized brand names under which we market our products. We own or have rights to material trademarks or trade names that we use in conjunction with the sale of our products, including the GNC brand name. We also rely upon trade secrets, know-how, continuing technological innovations, and licensing opportunities to develop and maintain our competitive position. We protect our intellectual property rights through a variety of methods, including trademark, patent, and trade secret laws, as well as confidentiality agreements and proprietary information agreements with vendors, employees, consultants, and others who have access to our proprietary information. Protection of our intellectual property often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our technology and brands. We are also a party to several intellectual property license agreements relating to certain of our products. For example, we are a party to license agreements entered into in connection with the Numico acquisition pursuant to which we license certain patent rights to Numico and Numico licenses to us specific patent rights and proprietary information. These license agreements generally continue in existence until the expiration of the licensed patent, if applicable, the licensee’s election to terminate the agreement, or the mutual consent of the parties. The patents which we own generally have a term of 20 years from their filing date, although none of our owned or licensed patents are currently associated with a material portion of our business. The duration of our trademark registrations is generally 10, 15, or 20 years, depending on the country in which the marks are registered, and the registrations can be renewed by us. The scope and duration of our intellectual property protection varies throughout the world by jurisdiction and by individual product.
Properties
      As of March 31, 2006, there were 5,817 GNC store locations globally. In our Retail segment, all but one of our company-owned stores are located on leased premises that typically range in size from 1,000 to 2,000 square feet. In our Franchise segment, substantially all of our franchised stores in the United States and Canada are located on premises we lease and then sublease to our respective franchisees. All of our franchised stores in 45 international markets are owned or leased directly by our franchisees. No single store is material to our operations.
      As of March 31, 2006, our company-owned and franchised stores in the United States and Canada (excluding store-within-a-store locations) and our other international franchised stores consisted of:

	Company-
United States and Canada	Owned Retail	Franchise	Other International	Franchise

Alabama	31	13	Aruba	2
Alaska	6	5	Australia	42
Arizona	45	11	Bahamas	4
Arkansas	17	6	Bahrain	2

	Company-
United States and Canada	Owned Retail	Franchise	Other International	Franchise

California	205	167	Bolivia	1
Colorado	51	25	Brazil	1
Connecticut	37	7	Brunei	2
Delaware	9	9	Cayman Islands	2
District of Columbia	6	2	Chile	69
Florida	210	111	China	1
Georgia	91	50	Colombia	4
Hawaii	20	1	Costa Rica	9
Idaho	8	5	Dominican Republic	12
Illinois	98	55	Ecuador	17
Indiana	48	30	El Salvador	8
Iowa	26	8	Guam	5
Kansas	17	15	Guatemala	20
Kentucky	37	10	Honduras	2
Louisiana	33	9	Hong Kong	23
Maine	8	0	India	2
Maryland	51	25	Indonesia	26
Massachusetts	54	10	Israel	16
Michigan	80	41	Japan	8
Minnesota	60	12	Korea	5
Mississippi	21	9	Lebanon	5
Missouri	40	21	Malaysia	29
Montana	4	3	Mexico	187
Nebraska	9	15	Oman	1
Nevada	13	9	Pakistan	3
New Hampshire	15	5	Panama	5
New Jersey	72	46	Peru	27
New Mexico	20	2	Philippines	42
New York	157	38	Qatar	2
North Carolina	96	31	Saudi Arabia	35
North Dakota	6	0	Singapore	66
Ohio	97	65	South Africa	1
Oklahoma	31	8	South Korea	58
Oregon	21	8	Taiwan	19
Pennsylvania	132	45	Thailand	29
Puerto Rico	23	0	Turkey	34
Rhode Island	12	1	UAE	6
South Carolina	29	23	Ukraine	2
South Dakota	5	0	Venezuela	31
Tennessee	43	28	U.S. Virgin Islands	3
Texas	209	76
Utah	22	7
Vermont	5	0
Virginia	79	23

	Company-
United States and Canada	Owned Retail	Franchise	Other International	Franchise

Washington	47	20
West Virginia	22	2
Wisconsin	47	10
Wyoming	4	1
Canada	132	5

Total	2,661	1,128	Total	868

      In our Manufacturing/ Wholesale segment, we lease facilities for manufacturing, packaging, warehousing, and distribution operations. We manufacture a majority of our proprietary products at a 230,000 square-foot facility in Greenville, South Carolina. We also lease a 630,000 square-foot complex located in Anderson, South Carolina, for packaging, materials receipt, lab testing, warehousing, and distribution. Both the Greenville and Anderson facilities are leased on a long-term basis pursuant to “fee-in-lieu-of-taxes” arrangements with the counties in which the facilities are located, but we retain the right to purchase each of the facilities at any time during the lease for $1.00, subject to a loss of tax benefits. We lease a 210,000 square-foot distribution center in Leetsdale, Pennsylvania and a 112,000 square-foot distribution center in Phoenix, Arizona. We also lease space at a distribution center in Canada. We conduct additional manufacturing for wholesalers and retailers of third-party products, as well as warehouse certain third-party products at a leased facility located in New South Wales, Australia.
      We lease four small regional sales offices in Clearwater, Florida; Fort Lauderdale, Florida; Tusin, California; and Mississauga, Ontario. None of the regional sales offices is larger than 5,000 square feet. Our 253,000 square-foot corporate headquarters in Pittsburgh, Pennsylvania is owned by Gustine Sixth Avenue Associates, Ltd., a Pennsylvania limited partnership, of which General Nutrition, Incorporated, one of our subsidiaries, is a 50% limited partner. The partnership’s ownership of the land and buildings, and the partnership’s interest in the ground lease to General Nutrition, Incorporated, are all encumbered by a mortgage in the original principal amount of $17.9 million, with an outstanding balance of $11.9 million as of March 31, 2006. This partnership is included in our consolidated financial statements.
Insurance and Risk Management
      We purchase insurance to cover standard risks in the nutritional supplements industry, including policies to cover general products liability, workers’ compensation, auto liability, and other casualty and property risks. Our insurance rates are dependent upon our safety record as well as trends in the insurance industry. We also maintain workers’ compensation insurance and auto insurance policies that are retrospective in that the cost per year will vary depending on the frequency and severity of claims in the policy year. Prior to the Numico acquisition, we were covered by some of Numico’s insurance policies. Following the completion of the Numico acquisition, we obtained our own insurance policies to replace those Numico policies, including policies for general product liability. We currently maintain product liability insurance and general liability insurance.
      We face an inherent risk of exposure to product liability claims in the event that, among other things, the use of products sold by GNC results in injury. With respect to product liability coverage, we carry insurance coverage typical of our industry and product lines. Our coverage involves self-insured retentions with primary and excess liability coverage above the retention amount. We have the ability to refer claims to most of our vendors and their insurers to pay the costs associated with any claims arising from such vendors’ products. In most cases, our insurance covers such claims that are not adequately covered by a vendor’s insurance and provides for excess secondary coverage above the limits provided by our product vendors.
      We self-insure certain property and casualty risks due to our analysis of the risk, the frequency and severity of a loss, and the cost of insurance for the risk. We believe that the amount of self-insurance is not significant and will not have an adverse impact on our performance. In addition, we may from time to time self-insure liability with respect to specific ingredients in products that we may sell.

Legal Proceedings
      We are engaged in various legal actions, claims, and proceedings arising out of the normal course of business, including claims related to breach of contracts, product liabilities, intellectual property matters, and employment-related matters resulting from our business activities. As is inherent with most actions such as these, an estimation of any possible and/or ultimate liability cannot always be determined. We continue to assess our requirement to account for additional contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” We believe that the amount of any potential liability resulting from these actions, when taking into consideration our general and product liability coverage, including indemnification obligations of third-party manufacturers, and the indemnification provided by Numico under the purchase agreement entered into in connection with the Numico acquisition, will not have a material adverse impact on our financial position, results of operations, or liquidity. However, if we are required to make a payment in connection with an adverse outcome in these matters, it could have a material impact on our financial condition and operating results.
      As a manufacturer and retailer of nutritional supplements and other consumer products that are ingested by consumers or applied to their bodies, we have been and are currently subjected to various product liability claims. Although the effects of these claims to date have not been material to us, it is possible that current and future product liability claims could have a material adverse impact on our financial condition and operating results. We currently maintain product liability insurance with a deductible/retention of $1.0 million per claim with an aggregate cap on retained loss of $10.0 million. We typically seek and have obtained contractual indemnification from most parties that supply raw materials for our products or that manufacture or market products we sell. We also typically seek to be added, and have been added, as additional insured under most of such parties’ insurance policies. We are also entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra or Kava Kava sold prior to December 5, 2003. However, any such indemnification or insurance is limited by its terms, and any such indemnification, as a practical matter, is limited to the creditworthiness of the indemnifying party and its insurer and by the absence of significant defenses by the insurers. We may incur material products liability claims, which could increase our costs and adversely affect our reputation, revenues, and operating income.
      Ephedra (Ephedrine Alkaloids). As of December 31, 2005 and March 31, 2006, we had been named as a defendant in 227 pending cases involving the sale of third-party products that contain ephedra. Of those cases, one involves a proprietary GNC product. Ephedra products have been the subject of adverse publicity and regulatory scrutiny in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. In early 2003, we instructed all of our locations to stop selling products containing ephedra that were manufactured by GNC or one of its affiliates. Subsequently, we instructed all of our locations to stop selling any products containing ephedra by June 30, 2003. In April 2004, the FDA banned the sale of products containing ephedra. All claims to date have been tendered to the third-party manufacturer or to our insurer, and we have incurred no expense to date with respect to litigation involving ephedra products. Furthermore, we are entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra sold prior to December 5, 2003. All of the pending cases relate to products sold prior to such time and, accordingly, we are entitled to indemnification from Numico for all of the pending cases.
      Pro-Hormone/ Androstenedione Cases. We are currently defending against certain class action lawsuits (the “Andro Actions”) relating to the sale by GNC of certain nutritional products alleged to contain the ingredients commonly known as Androstenedione, Androstenediol, Norandrostenedione, and Norandrostenediol (collectively, “Andro Products”). In each case, plaintiffs seek to certify a class and obtain damages on behalf of the class representatives and all those similarly-situated who purchased certain nutritional supplements from us alleged to contain Andro Products. The original state court proceedings for the Andro Actions include the following:

Harry Rodriguez v. General Nutrition Companies, Inc. (previously pending in the Supreme Court of the State of New York, New York County, New York, Index No. 02/126277). Plaintiffs filed this putative class action on or about July 25, 2002. The Second Amended Complaint, filed thereafter on or about December 6, 2002, alleged claims for unjust enrichment, violation of General Business Law § 349 (misleading and deceptive trade practices), and violation of General Business Law § 350 (false advertising). On July 2, 2003, the court granted part of our motion to dismiss and dismissed the unjust enrichment cause of action. On January 4, 2006, the court conducted a hearing on our motion for summary judgment and plaintiffs’ motion for class certification, both of which remain pending.

Everett Abrams v. General Nutrition Companies, Inc. (previously pending in the Superior Court of New Jersey, Mercer County, New Jersey, Docket No. L-3789-02). Plaintiffs filed this putative class action on or about July 25, 2002. The Second Amended Complaint, filed thereafter on or about December 20, 2002, alleged claims for false and deceptive marketing and omissions and violations of the New Jersey Consumer Fraud Act. On November 18, 2003, the court signed an order dismissing plaintiff’s claims for affirmative misrepresentation and sponsorship with prejudice. The claim for knowing omissions remains pending.

Shawn Brown, Ozan Cirak, Thomas Hannon, and Luke Smith v. General Nutrition Companies, Inc. (previously pending in the 15th Judicial Circuit Court, Palm Beach County, Florida, Index. No. CA-02-14221AB). Plaintiffs filed this putative class action on or about July 25, 2002. The Second Amended Complaint, filed thereafter on or about November 27, 2002, alleged claims for violations of the Florida Deceptive and Unfair Trade Practices Act, unjust enrichment, and violation of Florida Civil Remedies for Criminal Practices Act. These claims remain pending.

Abrams, et al. v. General Nutrition Companies, Inc., et al. (previously pending in the Common Pleas Court of Philadelphia County, Philadelphia, Class Action No. 02-703886). Plaintiffs filed this putative class action on or about July 25, 2002. The Amended Complaint, filed thereafter on or about April 8, 2003, alleged claims for violations of the Unfair Trade Practices and Consumer Protection Law, and unjust enrichment. The court denied the plaintiffs’ motion for class certification, and that order has been affirmed on appeal. Plaintiffs thereafter filed a petition in the Pennsylvania Supreme Court asking that the court consider an appeal of the order denying class certification. The Pennsylvania Supreme Court has not yet ruled on the petition.

David Pio and Ty Stephens, individually and on behalf of all others similarly situated v. General Nutrition Companies, Inc. (previously pending in the Circuit Court of Cook County, Illinois, County Department, Chancery Division, Case No. 02-CH-14122). Plaintiffs filed this putative class action on or about July 25, 2002. The Amended Complaint, filed thereafter on or about April 4, 2004, alleged claims for violations of the Illinois Consumer Fraud Act, and unjust enrichment. The motion for class certification was stricken, but the court afforded leave to the Plaintiffs to file another motion. Plaintiffs have not yet filed another motion.

Santiago Guzman, individually, on behalf of all others similarly situated, and on behalf of the general public v. General Nutrition Companies, Inc. (previously pending on the California Judicial Counsel Coordination Proceeding No. 4363, Los Angeles County Superior Court). Plaintiffs filed this putative class action on or about February 17, 2004. The Amended Complaint, filed on or about May 26, 2005, alleged claims for violations of the Consumers Legal Remedies Act, violation of the Unfair Competition Act, and unjust enrichment. These claims remain pending.

      On April 17 and 18, 2006, we filed pleadings seeking to remove each of the Andro Actions to the respective federal district courts for the districts in which the respective Andro Actions are pending. At the same time, we filed motions seeking to transfer each of the Andro Actions to the United States District Court for the Southern District of New York so that they may be consolidated with the recently-commenced bankruptcy case of MuscleTech Research and Development, Inc. and certain of its affiliates, which is currently pending in the Superior Court of Justice, Ontario, Canada under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended, Case No. 06-CL-6241, with a related proceeding styled In re MuscleTech Research and Development, Inc., et al., Case No. 06 Civ 538 (JSR) and pending in district court in the Southern District of New York pursuant to chapter 15 of title 11 of the United States Code. We believe that the pending Andro Actions are related to

MuscleTech’s bankruptcy case by virtue of the fact that MuscleTech is contractually obligated to indemnify us for certain liabilities arising from the standard product indemnity stated in our purchase order terms and conditions or otherwise under state law. Our requests to remove, transfer, and consolidate the Andro Actions to federal court are pending before the respective federal district courts.
      Based upon the information available to us at the present time, we believe that these matters will not have a material adverse effect upon our liquidity, financial condition, or results of operations. As any liabilities that may arise from this case are not probable or reasonably estimable at this time, no liability has been accrued in the accompanying financial statements.
      Class Action Settlement. Five class action lawsuits were filed against us in the state courts of Alabama, California, Illinois, and Texas with respect to claims that the labeling, packaging, and advertising with respect to a third-party product sold by us were misleading and deceptive. We deny any wrongdoing and are pursuing indemnification claims against the manufacturer. As a result of mediation, the parties have agreed to a national settlement of the lawsuits, which has been preliminarily approved by the court. Notice to the class will be published in mass advertising media publications. In addition, notice has been mailed to approximately 2.4 million GNC Gold Card members. Each person who purchased the third-party product and who is part of the class will receive a cash reimbursement equal to the retail price paid, net of sales tax, upon presentation to us of a cash register receipt as proof of purchase. If a person purchased the product, but does not have a cash register receipt, such a person may submit a signed affidavit and will then be entitled to receive one or more coupons. The number of coupons will be based on the total amount of purchases of the product subject to a maximum of five coupons per purchaser. Each coupon will have a cash value of $10.00 valid toward any purchase of $25.00 or more at a GNC store. The coupons will not be redeemable by any GNC Gold Card member during Gold Card Week and will not be redeemable for products subject to any other price discount. The coupons are to be redeemed at point of sale and are not mail-in rebates. They will be redeemable for a 90-day period after the settlement is final. We will issue a maximum of five million certificates with a combined face value of $50.0 million. In addition to the cash reimbursements and coupons, as part of the settlement we will be required to pay legal fees of approximately $1.0 million and will incur $0.7 million in 2006 for advertising and postage costs related to the notification letters; as a result $1.7 million was accrued as legal costs at December 31, 2005. The deadline for class members to opt out of the settlement class or object to the terms of the settlement is July 6, 2006. A final fairness hearing is scheduled to take place on November 6, 2006. As the sales of this product occurred in the late 1990’s and early 2000’s, the Company cannot reasonably estimate (1) how many of the purchasers of the product will receive notice or see the notice published in mass advertising media publications, (2) the amount of customers that will still have sales receipts for the products and (3) the amount of customers that sign an affidavit in lieu of a register receipt. Thus, no reserve for losses related to the coupons has been recorded.
      Nutrition 21. On June 23, 2005, General Nutrition Corporation, one of our wholly owned subsidiaries, was sued by Nutrition 21, LLC in the United States District Court for the Eastern District of Texas. Nutrition 21 alleges that the GNC subsidiary has infringed, and is continuing to infringe, United States Patent No. 5,087,623, United States Patent No. 5,087,624, and United States Patent No. 5,175,156, all of which are entitled Chromic Picolinate Treatment, by offering for sale, selling, marketing, advertising, and promoting finished chromium picolinate products for uses set forth in these patents. Nutrition 21 has requested an injunction prohibiting the GNC subsidiary from infringing these patents and is seeking recovery of unspecified damages resulting from the infringement, including lost profits. Nutrition 21 asserts that lost profits should be trebled due to the GNC subsidiary’s alleged willful infringement, together with attorneys’ fees, interest, and costs. We dispute the claims and intend to contest this suit vigorously. In its answer and counterclaims, the GNC subsidiary has asserted, and is seeking a declaratory judgment, that these patents are invalid, not infringed, and unenforceable. The GNC subsidiary has also asserted counterclaims in the suit for false patent marking and false advertising. A hearing on claim construction issues was held on April 20, 2006, but the court’s claim construction order has not yet been issued. The parties are presently pursuing discovery. The case is set for trial on December 11, 2006.

      Franklin Publications. On October 26, 2005, General Nutrition Corporation was sued in the Common Pleas Court of Franklin County, Ohio by Franklin Publications, Inc. The case was subsequently removed to the United States District Court for the Southern District of Ohio, Eastern Division. The lawsuit is based upon the GNC subsidiary’s termination, effective as of December 31, 2005, of two contracts for the publication of two monthly magazines mailed to GNC customers. Franklin is seeking a declaratory judgment as to its rights and obligations under the contracts and monetary damages for the GNC subsidiary’s alleged breach of the contracts. Franklin also alleges that the GNC subsidiary has interfered with Franklin’s business relationships with the advertisers in the publications, who are primarily GNC vendors, and has been unjustly enriched. Franklin does not specify the amount of damages sought, only that they are in excess of $25,000. We dispute the claims and intend to vigorously defend the lawsuit. We believe that the lawsuit will not have a material adverse effect on our liquidity, financial condition, or results of operations. As any liabilities that may arise from this case are not probable or reasonably estimable at this time, no liability has been accrued in the accompanying financial statements.
      Visa/ MasterCard Antitrust Litigation. The terms of a significant portion of the Visa/ MasterCard antitrust litigation settlement were finalized during 2005. Accordingly, we recognized a $1.2 million gain in December 2005 for our expected portion of the proceeds and we expect to collect this settlement in 2006.

Pennsylvania Claim
      The Commonwealth of Pennsylvania has conducted an unclaimed property audit of General Nutrition, Inc., one of our wholly owned subsidiaries, for the period January 1, 1992 to December 31, 1997 generally and January 1, 1992 to December 31, 1999 for payroll and wages. As a result of the audit, the Pennsylvania Treasury Department has made an assessment of an alleged unclaimed property liability of the subsidiary in the amount of $4.1 million. The subsidiary regularly records normal course liabilities for actual unclaimed properties and does not agree with the assessment. The subsidiary filed an appeal, is waiting for a response, and will vigorously defend against the assessment. We believe the matter will not have a material adverse effect on our liquidity, financial condition, or results of operations.
Government Regulation

Product Regulation

Domestic
      The processing, formulation, manufacturing, packaging, labeling, advertising, and distribution of our products are subject to regulation by one or more federal agencies, including the Food and Drug Administration, the FTC, the Consumer Product Safety Commission, the United States Department of Agriculture, and the Environmental Protection Agency. These activities are also regulated by various agencies of the states and localities in which our products are sold. Pursuant to the Federal Food, Drug, and Cosmetic Act (“FDCA”), the FDA regulates the formulation, safety, manufacture, packaging, labeling, and distribution of dietary supplements, (including vitamins, minerals, and herbs), and over-the-counter drugs. The FTC has jurisdiction to regulate the advertising of these products.
      The FDCA has been amended several times with respect to dietary supplements, in particular by the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). DSHEA established a new framework governing the composition, safety, labeling and marketing of dietary supplements. “Dietary supplements” are defined as vitamins, minerals, herbs, other botanicals, amino acids, and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, constituents, extracts, or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. “New” dietary ingredients (i.e., dietary ingredients that were “not marketed in the United States before October 15, 1994”) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” without being “chemically altered.” A new dietary ingredient notification must provide the FDA evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient “will reasonably be expected to be safe.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. There is no certainty that the FDA will accept any particular evidence of safety for any new dietary ingredient. The FDA’s refusal to accept such evidence could prevent the marketing of such dietary ingredients.
      The FDA issued a consumer warning in 1996, followed by proposed regulations in 1997, covering dietary supplements that contain ephedra or an active substance, ephedrine alkaloids. In February 2003 the Department of Health and Human Services announced a series of actions that the Department of Health and Human Services and the FDA planned to execute with respect to products containing ephedra, including the solicitation of evidence regarding the significant or unreasonable risk of illness or injury from dietary supplements containing ephedra and the immediate execution of a series of actions against ephedra products making unsubstantiated claims about sports performance enhancement. In addition, many states proposed regulations and three states enacted laws restricting the promotion and distribution of ephedra-containing dietary supplements. The botanical ingredient ephedra was formerly used in several third-party and private label dietary supplement products. In January 2003, we began focusing our diet category on products that would replace ephedra products. In early 2003, we instructed all of our locations to stop selling products containing ephedra that were manufactured by GNC or one of our affiliates. Subsequently, we instructed all of our locations to stop selling any products containing ephedra by June 30, 2003. Sales of products containing ephedra amounted to approximately $35.2 million or 3.3% of our retail sales in 2003 and $182.9 million, or 17.1% of our retail sales in 2002. In February 2004, the FDA issued a final regulation declaring dietary supplements containing ephedra illegal under the FDCA because they present an unreasonable risk of illness or injury under the conditions of use recommended or suggested in labeling, or if no conditions of use are suggested or recommended in labeling, under ordinary conditions of use. The rule took effect April 12, 2004 and banned the sale of dietary supplement products containing ephedra. Similarly, the FDA issued a consumer advisory in 2002 with respect to dietary supplements that contain the ingredient Kava Kava, and the FDA is currently investigating adverse effects associated with ingestion of this ingredient. One of our subsidiaries, Nutra Manufacturing, Inc. manufactured products containing Kava Kava from December 1995 until August 2002. All stores were instructed to stop selling products containing Kava Kava in December 2002. The FDA could take similar actions against other products or product ingredients which it determines present an unreasonable health risk to consumers.
      DSHEA permits “statements of nutritional support” to be included in labeling for dietary supplements without FDA pre-market approval. Such statements must be submitted to the FDA within 30 days of marketing and must bear a label disclosure that “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.” Such statements may describe how a particular dietary ingredient affects the structure, function, or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function, or well-being, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. A company that uses a statement of nutritional support in labeling must possess scientific evidence substantiating that the statement is truthful and not misleading. If the FDA determines that a particular statement of nutritional support is an unacceptable drug claim or an unauthorized version of a “health claim,” or, if the FDA determines that a particular claim is not adequately supported by existing scientific data or is false or misleading, we would be prevented from using the claim.
      In addition, DSHEA provides that so-called “third-party literature,” e.g., a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may be used “in connection with the sale of a dietary supplement to consumers” without the literature being subject to regulation as labeling. The literature: (1) must not be false or misleading; (2) may not “promote” a particular manufacturer or brand of dietary supplement; (3) must present a balanced view of the available scientific information on the subject matter; (4) if displayed in an establishment, must be physically separate from the dietary supplements; and (5) should not have appended to it any information by sticker or any other method. If the literature fails to satisfy each of these requirements, we may be prevented from disseminating such literature with our products, and any dissemination could subject our product to regulatory action as an illegal drug.

      We expect that the FDA will adopt in the near future the final regulations, proposed on March 13, 2003, regarding Good Manufacturing Practice in manufacturing, packing or holding dietary ingredients and dietary supplements authorized by DSHEA. These regulations would require dietary supplements to be prepared, packaged, and held in compliance with certain rules and might require quality control provisions similar to those in the Good Manufacturing Practice regulations for drugs. We or our third-party suppliers or vendors may not be able to comply with the new rules without incurring substantial additional expenses. In addition, if our third-party suppliers or vendors are not able to timely comply with the new rules, we may experience increased costs or delays in obtaining certain raw materials and third-party products.
      The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including powers to issue a public warning letter to a company, to publicize information about illegal products, to request a recall of illegal products from the market, and to request the Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the United States courts. The regulation of dietary supplements may increase or become more restrictive in the future.
      Legislation is pending in the Senate under S. 1137 and in the House of Representatives under H.R. 3156 which if passed would impose substantial new regulatory requirements for dietary supplements. S. 1137 seeks to subject the dietary ingredient, dehydroepiandrosterone (“DHEA”), to the requirements of the Controlled Substances Act, which would prevent our ability to sell products containing DHEA. H.R. 3156 seeks to impose adverse event reporting, product listing with the FDA, and other requirements. Key members of Congress and the dietary supplement industry have indicated that they have reached agreement to support legislation requiring adverse event reporting related to serious adverse events. If enacted, S. 1137 and H.R. 3156 would raise our costs and hinder our business. In October 2004, legislation was passed subjecting specified substances formerly used in some dietary supplements, such as androstenedione or “andro,” to the requirements of the Controlled Substances Act. Under the 2004 law, these substances can no longer be sold as dietary supplements.
      The FTC exercises jurisdiction over the advertising of dietary supplements. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. We continue to be subject to three consent orders issued by the FTC. In 1984, the FTC instituted an investigation of General Nutrition, Incorporated, one of our subsidiaries, alleging deceptive acts and practices in connection with the advertising and marketing of certain of its products. General Nutrition, Incorporated accepted a proposed consent order which was finalized in 1989, under which it agreed to refrain from, among other things, making certain claims with respect to certain of its products unless the claims are based on and substantiated by reliable and competent scientific evidence, and paid an aggregate of $0.6 million to the American Diabetes Association, Inc., the American Cancer Society, Inc., and the American Heart Association for the support of research in the fields of nutrition, obesity, or physical fitness. We also entered into a consent order in 1970 with the FTC, which generally addressed “iron deficiency anemia” type products. As a result of routine monitoring by the FTC, disputes arose concerning its compliance with these orders and with regard to advertising for certain hair care products. While General Nutrition, Incorporated believes that, at all times, it operated in material compliance with the orders, it entered into a settlement in 1994 with the FTC to avoid protracted litigation. As a part of this settlement, General Nutrition, Incorporated entered into a consent decree and paid, without admitting liability, a civil penalty in the amount of $2.4 million and agreed to adhere to the terms of the 1970 and 1989 consent orders and to abide by the provisions of the settlement document concerning hair care products. We do not believe that future compliance with the outstanding consent decrees will materially affect our business operations. In 2000, the FTC amended the 1970 order to clarify language in it that was believed to be ambiguous and outmoded.
      The FTC continues to monitor our advertising and, from time to time, requests substantiation with respect to such advertising to assess compliance with the various outstanding consent decrees and with the Federal Trade Commission Act. Our policy is to use advertising that complies with the consent decrees and applicable regulations. We review all products brought into our distribution centers to assure that such products and their labels comply with the consent decrees. We also review the use of third-party point of purchase materials such as store signs and promotional brochures. Nevertheless, there can be no assurance that inadvertent failures to comply with the consent decrees and applicable regulations will not occur. Some of the products sold by franchised stores are purchased by franchisees directly from other vendors and these products do not flow through our distribution centers. Although franchise contracts contain strict requirements for store operations, including compliance with federal, state, and local laws and regulations, we cannot exercise the same degree of control over franchisees as we do over our company-owned stores. As a result of our efforts to comply with applicable statutes and regulations, we have from time to time reformulated, eliminated, or relabeled certain of our products and revised certain provisions of our sales and marketing program. We believe we are in material compliance with the various consent decrees and with applicable federal, state, and local rules and regulations concerning our products and marketing program. Compliance with the provisions of national, state, and local environmental laws and regulations has not had a material effect upon our capital expenditures, earnings, financial position, liquidity, or competitive position.

Foreign
      Our products sold in foreign countries are also subject to regulation under various national, local, and international laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising, and distribution of dietary supplements and over-the-counter drugs. Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of our products.
      We cannot determine what effect additional domestic or international governmental legislation, regulations, or administrative orders, when and if promulgated, would have on our business in the future. New legislation or regulations may require the reformulation of certain products to meet new standards, require the recall or discontinuance of certain products not capable of reformulation, impose additional record keeping, or require expanded documentation of the properties of certain products, expanded or different labeling, or scientific substantiation.

Franchise Regulation
      We must comply with regulations adopted by the FTC and with several state laws that regulate the offer and sale of franchises. The FTC’s Trade Regulation Rule on Franchising and certain state laws require that we furnish prospective franchisees with a franchise offering circular containing information prescribed by the Trade Regulation Rule on Franchising and applicable state laws and regulations.
      We also must comply with a number of state laws that regulate some substantive aspects of the franchisor-franchisee relationship. These laws may limit a franchisor’s business practices in a number of ways, including limiting the ability to:

•	terminate or not renew a franchise without good cause;

•	interfere with the right of free association among franchisees;

•	disapprove the transfer of a franchise;

•	discriminate among franchisees with regard to charges, royalties, and other fees; and

•	place new stores near existing franchises.
      To date, these laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations. Bills intended to regulate certain aspects of franchise relationships have been introduced into Congress on several occasions during the last decade, but none have been enacted.
      Our international franchise agreements and franchise operations are regulated by various foreign laws, rules and regulations. To date, these laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations.

Environmental Compliance
      We are subject to numerous federal, state, local, and foreign environmental laws and regulations governing our operations, including the handling, transportation, and disposal of our products and our non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, and groundwater. Failure to comply with such laws and regulations could result in costs for corrective action, penalties, or the imposition of other liabilities. Changes in laws or the interpretation thereof or the development of new facts could also cause us to incur additional capital and operation expenditures to maintain compliance with environmental laws and regulations. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment without regard to fault or knowledge about the condition or action causing the liability. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which substances or wastes were sent by current or former operations at our facilities. The presence of contamination from such substances or wastes could also adversely affect our ability to sell or lease our properties, or to use them as collateral for financing. From time to time, we have incurred costs and obligations for correcting environmental noncompliance matters and for remediation at or relating to certain of our properties. We believe we have complied with, and are currently complying with, our environmental obligations to date and that such liabilities will not have a material adverse effect on our business or financial performance. However, it is difficult to predict future liabilities and obligations, which could be material.
Corporate History
      We are a holding company and all of our operations are conducted through our operating subsidiaries. We were formed as a Delaware corporation in November 2003 by Apollo Management V, an affiliate of Apollo Management V, and members of our management to acquire General Nutrition Companies, Inc. from Numico. General Nutrition Companies, Inc. was founded in 1935 by David Shakarian who opened its first health food store in Pittsburgh, Pennsylvania. Since that time, the number of stores has continued to grow, and General Nutrition Companies, Inc. began producing its own vitamin and mineral supplements as well as foods, beverages, and cosmetics. General Nutrition Companies, Inc. was acquired in August 1999 by Numico Investment Corp. and, prior to its acquisition, was a publicly traded company listed on the Nasdaq National Market.
      On December 5, 2003, Centers purchased all of the outstanding equity interests of General Nutrition Companies, Inc. from Numico. In this prospectus, we refer to this acquisition as the Numico acquisition. Simultaneously with the closing of the Numico acquisition, Centers entered into a new senior credit facility with a syndicate of lenders, consisting of a term loan facility and a revolving credit facility, to fund a portion of the purchase price of the Numico acquisition. We have guaranteed Centers’ obligations under the senior credit facility. Centers also issued senior subordinated notes to fund a portion of the purchase price of the Numico acquisition. In addition, GNC Investors, LLC, our principal stockholder, made an equity contribution to us in exchange for our common and preferred stock. We contributed the full amount of the equity contribution to Centers to fund a portion of the purchase price of the Numico acquisition. GNC Investors, LLC subsequently resold all of our preferred stock to other institutional investors.
      Our principal stockholder, who is a selling stockholder in this offering, held approximately 97% of our outstanding common stock as of May 31, 2006. Apollo Funds V and other institutional investors own all of the equity interests of our principal stockholder. Apollo Funds V own approximately 76% of the equity interests. After giving effect to this offering, our principal stockholder will hold           % of our common stock, or           % if the underwriters’ overallotment option is exercised in full. See “Principal and Selling Stockholders.”

MANAGEMENT
Directors and Executive Officers
      The following table sets forth certain information regarding our directors and executive officers and key executive officers of our subsidiaries as of July 6, 2006.

Name	Age	Position

Robert J. DiNicola	58	Executive Chairman of the Board of Directors(1)
Joseph Fortunato	53	Director, President, and Chief Executive Officer
Curtis J. Larrimer	51	Executive Vice President and Chief Financial Officer
Mark L. Weintrub	45	Senior Vice President, Chief Legal Officer, and Secretary
Tom Dowd	43	Senior Vice President and General Manager of Retail Operations
Joseph J. Weiss	40	Senior Vice President of Merchandising
Lee Karayusuf	55	Senior Vice President of Distribution and Transportation
Michael Locke	60	Senior Vice President of Manufacturing
Darryl Green	45	Senior Vice President of Domestic Franchising
Reginald N. Steele	60	Senior Vice President of International Franchising
Susan Trimbo	51	Senior Vice President of Scientific Affairs
Michael S. Cohen	29	Director(2)
Laurence M. Berg	40	Director
Peter P. Copses	47	Director(3)
George G. Golleher	58	Director(3)
Joseph W. Harch	52	Director(2)
Andrew S. Jhawar	34	Director(3)
Edgardo A. Mercadante	50	Director(2)
John R. Ranelli	59	Director

(1)	Each director is a member of the board of directors of both GNC and Centers.

(2)	Member of audit committee of both GNC and Centers.

(3)	Member of compensation committee of both GNC and Centers.
      Robert J. DiNicola has been a member of our board of directors since December 2003 and became Executive Chairman of our board of directors in October 2004. He served as our interim Chief Executive Officer from December 2004 to May 2005. Mr. DiNicola currently also serves as the Chairman of the Board and Chief Executive Officer of Linens ’n Things, Inc., a large format specialty retailer of home textiles, housewares, and home accessories which is controlled by affiliates of Apollo Advisors, L.P. He is a 34-year veteran of the retail industry and is the former Chairman of the Board of Directors of Zale Corporation, a specialty retailer of fine jewelry. Mr. DiNicola joined Zale Corporation as its Chairman and Chief Executive Officer in April 1994. In July 1999, Mr. DiNicola relinquished his position as Chief Executive Officer of Zale Corporation and as an officer of the company the following year, but remained a member of the board. At the request of the board, he rejoined Zale Corporation in February 2001 as Chairman and Chief Executive Officer. Mr. DiNicola subsequently relinquished his position as Chief Executive Officer of Zale Corporation in August 2002 but retained his position as Chairman of the Board until March 2004. Prior to joining Zale Corporation, Mr. DiNicola served as the Chairman and Chief

Executive Officer of Bon Marché, a division of Federated Department Stores, located in Seattle, Washington. Mr. DiNicola also serves as the Senior Retail Analyst for Apollo Management V and affiliates. Beginning his retail career in 1972, Mr. DiNicola is also a veteran of Macy’s, May Company, and Federated Department Stores. He has held numerous executive positions in buying, merchandising and store operations across the country during his retail career.
      Joseph Fortunato became our President and Chief Executive Officer in November 2005. He became a member of our board of directors on June 1, 2006. He served as our Executive Vice President and Chief Operating Officer beginning in December 2003 and was promoted to Senior Executive Vice President in June 2005. Since November 2005, Mr. Fortunato has also served as President and Chief Executive Officer of General Nutrition Companies, Inc., having previously served as Executive Vice President and Chief Operating Officer since November 2001. From October 2000 until November 2001, he served as its Executive Vice President of Retail Operations and Store Development. Mr. Fortunato began his employment with General Nutrition Companies, Inc. in October 1990 and has held various positions, including Senior Vice President of Store Development and Operations from 1998 until 2000, Vice President of Financial Operations from 1997 until 1998, and Director of Financial Operations from 1990 until 1997.
      Curtis J. Larrimer became an Executive Vice President in March 2005 and continues to serve as our Chief Financial Officer after having served as Senior Vice President of Finance and Chief Financial Officer of GNC since December 2004 and previously our Corporate Controller since February 2004. From August 2001 to December 2004, Mr. Larrimer also served as Senior Vice President of Finance and Corporate Controller of General Nutrition Companies, Inc. From January 1995 until August 2001, Mr. Larrimer served as Vice President and Controller of General Nutrition Companies, Inc. He began his employment with General Nutrition, Incorporated in the Budgets and Taxes department in 1980 and has held various positions, including Controller of the Retail and Manufacturing/ Wholesale divisions and Assistant Corporate Controller, Vice President and Controller.
      Mark L. Weintrub became Senior Vice President, Chief Legal Officer, and Secretary in March 2006. From March 2004 to March 2006, Mr. Weintrub operated a private law practice providing general counsel and commercial business legal services to a wide range of clients. From July 2001 to March 2004, he served as Vice President Administration, General Counsel, and Secretary for Authentix Inc., a privately held authentication solutions and brand protection company based in Dallas, Texas. From 1999-2001, he served as Vice President Administration, General Counsel, and Secretary of Ultrak, Inc., a publicly traded company currently known as MDI, Inc. Mr. Weintrub was also previously Associate General Counsel/ Corporate Counsel of Zurn Industries, Inc., currently a wholly owned subsidiary of publicly traded Jacuzzi Brands, Inc. Mr. Weintrub began his professional career in private law practice in 1986.
      Tom Dowd became Senior Vice President and General Manager of Retail Operations of General Nutrition Corporation in December 2005, having served as Senior Vice President of Stores since March 2003. From March 2001 until March 2003, Mr. Dowd was President of Healthlabs, LLC, an unaffiliated contract supplement manufacturing and product consulting company. From May 2000 until March 2001, Mr. Dowd was Senior Vice President of Retail Sales and was Division Three Vice President of General Nutrition Corporation from December 1998 to May 2000.
      Joseph J. Weiss became Senior Vice President of Merchandising in May 2006, after having served as Vice President of our diet and energy category since February 2005 and previously as Vice President of our VMHS category since January 2003. From 1997 to January 2003, Mr. Weiss was employed by Henkel Corporation, currently known as Cognis Corporation, where he managed branded raw ingredients and developed sales and marketing programs for leading supplement manufacturers. From 1992 to 1997, Mr. Weiss was employed by General Nutrition Companies, Inc. where he managed several product categories.
      Lee Karayusuf became Senior Vice President of Distribution and Transportation of General Nutrition Companies, Inc. in December 2000 with additional responsibility for its then affiliates, Rexall Sundown and Unicity. Mr. Karayusuf served as Manager of Transportation of General Nutrition Companies, Inc.

from December 1991 until March 1994 and Vice President of Transportation and Distribution from 1994 until December 2000.
      Michael Locke became Senior Vice President of Manufacturing of Nutra Manufacturing, Inc. in June 2003. From January 2000 until June 2003, Mr. Locke served as the head of North American Manufacturing Operations for Numico, the former parent company of General Nutrition Companies, Inc. From 1994 until 1999, he served as Senior Vice President of Manufacturing of Nutra Manufacturing, Inc. (f/k/a General Nutrition Products, Inc.), and from 1991 until 1993, he served as Vice President of Distribution. From 1986 until 1991, Mr. Locke served as Director of Distribution of General Distribution Company, our indirect subsidiary.
      Darryl Green became Senior Vice President, Domestic Franchising of GNC Franchising, LLC in August 2005. From November 2003 through July 2005, Mr. Green served as our Division Vice President for the Southeast. From July 2001 until November 2003, he consulted in the supplement and nutrition industry and was a member of the board of directors of Health Nutrition Systems Inc. in West Palm Beach, Florida. From June 1999 until June 2001, Mr. Green was our Vice President of Retail Sales.
      Reginald N. Steele became Senior Vice President of International Franchising of General Nutrition International, Inc. in April 2001, having started as a Vice President in March 1994. From 1992 through March 1994, Mr. Steele was Executive Vice President and Chief Operating Officer of the Coffee Beanery, Ltd., a 300-unit gourmet coffee store retailer. From 1989 to 1992, Mr. Steele was employed as Senior Vice President of Franchising for Shoney’s Restaurants Inc., a casual dining restaurant company. From 1985 to 1989, Mr. Steele was the Director, Vice President and Executive Vice President of Franchise Operations for Arby’s, Inc., a 2,600-unit fast food chain.
      Susan Trimbo, Ph.D. became Senior Vice President of Scientific Affairs of General Nutrition Corporation in August 2001. Dr. Trimbo joined General Nutrition Corporation in June 1999 as Vice President of Scientific Affairs and, between July 2000 and July 2003, she also provided oversight for all of Numico’s North American nutritional supplement businesses. Prior to joining General Nutrition Corporation, Dr. Trimbo worked for Wyeth Consumer Healthcare on its Centrum vitamin business from January 1997 until June 1999 and for Clintec, a Nestle S.A./ Baxter Healthcare Medical Nutrition venture, from January 1985 until January 1997.
      Laurence M. Berg has been a member of our board of directors since October 2005. Since 1992, Mr. Berg has been a senior partner of Apollo Advisors, L.P. (and, together with its affiliated entities, including Apollo Management V, Apollo), a private investment management firm founded in 1990, which manages the Apollo investment funds. Mr. Berg is also a director of Educate Inc., Goodman Global Holdings, Inc., and Rent-A-Center, Inc.
      Michael S. Cohen has been a member of our board of directors since March 2006. Mr. Cohen is a principal of Apollo, where he has been employed since August 2000. Prior to joining Apollo, Mr. Cohen was an investment banker in the Mergers & Acquisitions group of Salomon Smith Barney since 1998.
      Peter P. Copses has been a member of our board of directors since November 2003 and served as Chairman of GNC’s board of directors until October 2004. Mr. Copses became a founding senior partner of Apollo in 1990. Mr. Copses is also a director of Rent-A-Center, Inc. and Linens ’n Things, Inc.
      George G. Golleher has been a member of our board of directors since December 2003. Mr. Golleher has been a business consultant and private equity investor since June 1999, including serving as a consultant for Apollo. Mr. Golleher was a director of Simon Worldwide, Inc., a former promotional marketing company, from September 1999 to April 2006 and was also its Chief Executive Officer from March 2003 to April 2006. From March 1998 to May 1999, Mr. Golleher served as President, Chief Operating Officer, and director of Fred Meyer, Inc., a food and drug retailer. Prior to joining Fred Meyer, Inc., Mr. Golleher served for 15 years with Ralphs Grocery Company until March 1998, ultimately as the Chief Executive Officer and Vice Chairman of the Board. Mr. Golleher is a director of Rite Aid Corporation and Linens ’n Things, Inc.

      Joseph W. Harch has been a member of our board of directors since February 2004. Mr. Harch was a practicing Certified Public Accountant from 1974 until 1979 and has been in the securities business since 1979. Mr. Harch founded Harch Capital Management, Inc., or HCM, in 1991. At HCM, Mr. Harch has worked as a research analyst, investment strategist, and portfolio manager for HCM’s high yield fixed income and equity accounts and is currently chairman of HCM’s board of directors. Between 1979 and 1991, Mr. Harch was a senior investment banker with the firms of Bateman Eichler, Hill Richards, Prudential Bache Securities, Drexel Burnham Lambert Incorporated, and Donaldson, Lufkin & Jenrette, Inc. From October 1988 through February 1990, Mr. Harch was the National High Yield Sales Manager at Drexel Burnham Lambert Incorporated, where he managed its high yield sales force and syndicate and was responsible for new account development and origination. Mr. Harch is also a director of Nobel Learning Communities, Inc.
      Andrew S. Jhawar has been a member of our board of directors since November 2003. Mr. Jhawar is a partner of Apollo, where he has been employed since February 2000. Prior to joining Apollo, Mr. Jhawar was an investment banker at Donaldson, Lufkin & Jenrette Securities Corporation from July 1999 until January 2000 and at Jefferies & Company, Inc. from August 1993 until December 1997. Mr. Jhawar is a director of Linens ’n Things, Inc.
      Edgardo A. Mercadante has been a member of our board of directors since December 2003. Since January 1997, Mr. Mercadante has served as Chairman and Chief Executive Officer of Familymeds Group, Inc., a company that operates specialty clinic-based pharmacies and vitamin centers. In November 2004 Familymeds Group, Inc. merged with DrugMax, Inc., a public specialty drug distributor. Mr. Mercadante serves as Chairman and CEO of DrugMax. From 1991 to 1996, Mr. Mercadante was President and Chief Executive Officer of APP, Inc., a pharmacy benefit management company, which he co-founded in 1991. Additionally, from 1987 to 1996, Mr. Mercadante was President and Chief Executive Officer of Arrow Corp., a franchise pharmacy retailer. From 1987 to 1991, Mr. Mercadante was Chief Operating Officer of Appell Management Corp., a company that established licensed pharmacy outlets in supermarkets. From 1980 to 1986, Mr. Mercadante was a Division Manager at Rite Aid Corporation. Mr. Mercadante is also a Director of ProHealth Physicians, and DrugMax, Inc. d/b/a Familymeds Group, Inc.
      John R. Ranelli has been a member of our board of directors since July 2006. Mr. Ranelli was Chairman, President, and Chief Executive Officer of FGX International, a global optical and jewelry company, from 1999 to 2005. Prior to joining FGX International, from 1996 to 1999, Mr. Ranelli was Executive Vice President of Stride Rite Corporation, a publicly traded footwear company, and prior to joining Stride Rite, he served as Chief Operating Officer and as a director of Decker’s Outdoor Corporation, a publicly traded footwear and apparel manufacturer. Mr. Ranelli has also held executive positions with TLC Beatrice and The Timberland Company. Mr. Ranelli has also been a director of Amscan Holdings, Inc. since 2005.
Code of Ethics
      We have adopted a Code of Ethics applicable to our Chief Executive Officer and senior financial officers. In addition, we have adopted a Code of Ethical Business Conduct for all employees.
Board Composition
      Our board of directors is composed of ten directors. Each director serves for annual terms and until his or her successor is elected and qualified. Apollo Funds V indirectly control a majority of our common stock. Pursuant to our stockholders’ agreement, so long as Apollo Funds V own at least 2,100,000 shares of common stock and subject to the rights of the holders of shares of any series of preferred stock, Apollo Investment Fund V has the right to nominate all of the members of our board of directors. Each stockholder party to the stockholders’ agreement has agreed to vote all of the shares of common stock owned or held of record by it in favor of the Apollo Investment Fund V nominees.
      Upon the completion of this offering, we will be deemed a “controlled company” under the rules of the New York Stock Exchange, and we will qualify for, and intend to rely on, the “controlled company”

exemption to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the requirements that (1) our board of directors be comprised of a majority of independent directors, (2) we have a nominating and corporate governance committee composed entirely of independent directors, (3) our compensation committee be comprised solely of independent directors, and (4) we conduct an annual performance evaluation of the nominating and governance committee and the compensation committee. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of three independent directors on the effective date of this prospectus.
Board Committees
      The board of directors has the authority to appoint committees to perform certain management and administration functions. Our board of directors currently has an audit committee and a compensation committee. The composition of the board committees will comply with the requirements of the Sarbanes-Oxley Act and the NYSE, subject to the NYSE’s controlled company exemption.

Audit Committee
      The audit committee selects, on behalf of our board of directors, an independent registered public accounting firm to be engaged to audit our financial statements, discusses with the independent auditors their independence, approves the compensation of the independent registered public accounting firm, reviews and discusses the audited financial statements with the independent registered public accounting firm and management and will recommend to our board of directors whether the audited financials should be included in our Annual Reports on Form 10-K to be filed with the SEC. The audit committee also oversees our internal audit function. Mr. Mercadante is the chairman of the audit committee, and Mr. Cohen and Mr. Harch are the other members of our audit committee. Our board of directors has determined that Mr. Harch is the audit committee financial expert serving on our audit committee. Mr. Mercadante and Mr. Harch are considered independent directors for purposes of audit committee membership under NYSE rules. On the effective date of this prospectus, we will be required to have an audit committee comprised entirely of independent directors, and prior to that time, we anticipate that Mr. Ranelli, who is independent for purposes of audit committee membership under NYSE rules, will replace Mr. Cohen on the Audit Committee.

Compensation Committee
      The compensation committee reviews and either approves, on behalf of our board of directors, or recommends to the board of directors for approval the annual salaries and other compensation of our executive officers and individual stock and stock option grants. The compensation committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans. Mr. Jhawar is the chairman of the compensation committee, and the other members of our compensation committee are Mr. Copses and Mr. Golleher.
Compensation of Directors
      Our chairman of the board of directors and each non-employee director receive an annual retainer of $40,000 and a stipend of $2,000 for each board meeting attended in person or $500 for each meeting attended telephonically. Additionally, non-employee directors serving on board committees receive a stipend of $1,000 for each meeting attended in person or $500 for each meeting attended telephonically. In addition, each non-employee director, upon election or appointment to the board of directors will receive a grant of non-qualified stock options to purchase a minimum of 25,000 shares of our common stock, with the number to be determined by the board of directors in its discretion. We have granted each of our current non-employee directors between 25,000 and 75,000 fully vested options to purchase shares of our common stock under our 2003 Omnibus Stock Option Plan for their service on our board of directors upon each director’s appointment, aggregating 225,000 options.

Compensation Committee Interlocks and Insider Participation
      Our board of directors and that of Centers have formed compensation committees that have identical membership and are each currently comprised of Messrs. Copses, Jhawar, and Golleher. Mr. Copses, a member of each compensation committee, was an executive officer of GNC from its inception in November 2003 and of Centers from its inception in October 2003, in each case until his resignation as an executive officer in February 2004 following completion of the Numico acquisition. Mr. Copses is a founding senior partner, and Mr. Jhawar is a partner, of Apollo Management V, an affiliate of our principal stockholder. Except as described above, no member of the compensation committee has ever been an executive officer of GNC or its subsidiaries or been an affiliate of GNC or one of its affiliates. In the year ended December 31, 2005, no other executive officer of GNC served as a director or member of the compensation committee of another entity whose executive officers served on GNC’s board of directors or compensation committee.
Executive Compensation

Summary Compensation Table
      The following table sets forth certain information concerning compensation we paid to our chief executive officer, former chief executive officer, and our most highly compensated executive officers (collectively, the “named executive officers”) for services rendered in all capacities to GNC during the 2005 fiscal year:

					Long Term
					Compensation

		Annual Compensation			Securities
					Underlying
			Bonus	Other Annual	Options/SARs	All Other
Name and Principal Position	Year(1)	Salary($)	($)(2)	Compensation(3)	(#)(4)	Compensation(5)

Robert J. DiNicola	2005	$542,321	—	—	150,000	$49,500
Executive Chairman of the	2004	$26,750	—	—	350,000	$58,500
Board(6)	2003	—	—	—	—	—
Joseph Fortunato	2005	$399,519	—	$48,515	104,667	$552
President and	2004	$350,000	—	$58,293	—	$845,287
Chief Executive Officer(6)	2003	$310,077	—	$51,070	295,333	$552
Robert Homler	2005	$248,077	—	$128,356	250,000	$853
Former Executive Vice	2004	—	—	—	—	—
President and	2003	—	—	—	—	—
Chief Operating Officer(6)
Curtis J. Larrimer	2005	$294,711	—	$30,872	46,840	$545
Executive Vice President and	2004	$191,661	—	$47,511	—	$390,969
Chief Financial Officer	2003	$179,646	—	$4,453	53,160	$360
Michael Locke	2005	$235,355	—	$27,616	700	$1,563
Senior Vice President of	2004	$229,580	$14,062	$53,491	—	$451,012
Manufacturing — Nutra	2003	$103,846	—	$17,982	44,300	$635
Manufacturing, Inc.
Susan Trimbo	2005	$228,708	—	$36,190	1,840	$487
Senior Vice President of	2004	$223,411	—	$42,622	—	$431,903
Scientific Affairs	2003	$208,494	—	$36,710	53,160	$284
General Nutrition Corporation
Bruce E. Barkus	2005	$232,692	$100,000	$60,404	400,000	$96,025
Former President and	2004	—	—	—	—	—
Chief Executive Officer(6)	2003	—	—	—	—	—

(1)	Compensation in 2003 for the period January 1, 2003 to December 4, 2003 was paid by our predecessor.

(2)	Mr. Locke’s 2004 bonus was with respect to performance in 2003. Mr. Barkus received a bonus in 2005 in connection with entering into his employment agreement with Centers.

(3)	Includes cash amounts received by the named executive officers for supplemental medical, supplemental retirement, parking, professional assistance, car allowance, and financial services assistance. In accordance with applicable SEC rules, any cash amount exceeding 25% of the total annual compensation for any year, and any additional items not listed above, are reflected in the following table:

Item	DiNicola	Fortunato	Homler		Larrimer	Locke	Trimbo	Barkus

Supplemental retirement
2005						$10,000	$10,000
2004					$13,236	$14,512	$12,766
2003		$14,138			$14,138	$5,981	$13,596
Professional assistance
2005					$9,154
2004		$14,917
2003		$14,845
Car allowance
2005					$8,538	$8,115
2003					$10,604	$5,736	$10,197
Reimbursement for relocation expenses
2005			$94,721	(a)				$33,683	(b)
2004						$15,315
Reimbursement for legal expenses
2005								$10,995

(a)	Includes $30,807 as reimbursement for taxes on the reimbursed relocation expenses.

(b)	Includes $9,973 as reimbursement for taxes on the reimbursed relocation expenses.

(4)	No restricted stock or long-term incentive plan awards were paid or granted to the named executive officers in 2005, 2004, or 2003.

(5)	Includes payments received by the named executive officers in 2004 in connection with the sale of General Nutrition Companies, Inc. in 2003 for (a) change in control bonuses in the following amounts: Mr. Fortunato, $660,000; Mr. Larrimer, $185,802; Mr. Locke, $225,000; and Ms. Trimbo, $416,000; (b) retention bonuses in the following amounts: Mr. Fortunato, $165,000; Mr. Larrimer, $185,801; and Mr. Locke, $225,000; and (c) cash bonuses paid by Numico on the Numico Management Stock Purchase Plan in the following amounts: Mr. Fortunato, $19,746; Mr. Larrimer, $19,013; and Ms. Trimbo, $15,601. Also includes (i) imputed value for life insurance premiums in the following amounts: Mr. Fortunato, $552 in 2005, $541 in 2004, and $552 in 2003; Mr. Homler, $853 in 2005; Mr. Larrimer, $545 in 2005, $353 in 2004, and $360 in 2003; Mr. Locke, $1,563 in 2005, $1,012 in 2004, and $635 in 2003; Ms. Trimbo, $487 in 2005, $302 in 2004, and $284 in 2003; and Mr. Barkus, $64 in 2005; (ii) annual retainer and board meeting attendance fees for Mr. DiNicola in his role as a director, $49,500 in 2005 and $58,500 in 2004; and (iii) severance paid to Mr. Barkus in the amount of $63,462 in salary continuation payments and $32,500 in reimbursement of a home sales commission.

(6)	Mr. DiNicola served as Interim Chief Executive Officer from December 2, 2004 until May 27, 2005. Mr.Barkus became President and Chief Executive Officer on May 27, 2005 and served until November 10, 2005. Mr. Fortunato became President and Chief Executive Officer on November 10, 2005. Mr. Fortunato previously served as Executive Vice President and Chief Operating Officer since December 2003. Mr. Homler became Chief Operating Officer on December 16, 2005 and resigned from his positions with us effective April 17, 2006.

Option Grants During 2005 Fiscal Year
      The following table sets forth the options granted during 2005 to the named executive officers under our 2003 Omnibus Stock Incentive Plan. We did not grant any stock appreciation rights during 2005. Except as noted, all options granted were non-qualified options.

Individual Grants					Potential Realizable
					Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation for
	Underlying	Granted to	Exercise or		Option Term(3)
	Options	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year(1)	($/Share)(2)	Date	5%($)	10%($)

Robert J. DiNicola(4)	150,000	12%	$6.00	12/15/2012	$366,390	$853,845
Joseph Fortunato(5)	50,000	8%	$6.00	6/22/2012	$122,130	$284,615
	54,667			11/21/2012	$133,530	$311,181
Robert Homler	100,000	19%	$6.00	3/16/2012	$244,260	$569,230
	150,000			12/15/2012	$366,390	$853,845
Curtis J. Larrimer	46,840	4%	$6.00	3/16/2012	$114,412	$266,627
Michael Locke	700	*	$6.00	12/15/2012	$1,710	$3,985
Susan Trimbo	1,840	*	$6.00	12/15/2012	$4,494	$10,474
Bruce E. Barkus(6)	400,000	31%	$6.00	6/1/2012	$977,041	$2,276,921

*	Less than 1%.

(1)	Based on 1,285,506 options granted to employees and non-employee directors in 2005 under our 2003 Omnibus Stock Incentive Plan.

(2)	In determining option exercise prices, our board of directors uses a valuation methodology in which the fair market value of our common stock is based on our business enterprise value pursuant to impairment testing conducted in accordance with SFAS No. 142. The business enterprise value is adjusted to reflect our estimated excess cash and the fair market value of our debt and discounted to reflect the lack of control and marketability associated with our common stock. The determination of these discounts is based on the current and anticipated facts and circumstances affecting our business and our common stock.

(3)	In accordance with SEC rules, these columns show gain that could accrue for the listed options, assuming that the market price per share of our common stock appreciates from the date of grant over a period of seven years at an assumed annual rate of 5% and 10%. Our actual stock price appreciation over the seven-year option term will likely differ from these assumed rates. If the stock price does not increase above the exercise price at the time of exercise, the realized value from these options will be zero.

(4)	Of the listed options, 16,667 were granted as incentive stock options.

(5)	Of the listed options, 54,667 were granted as incentive stock options.

(6)	The listed options were granted as incentive stock options. The listed options terminated on November 10, 2005, upon Mr. Barkus’s termination of employment with GNC.

Option/ SAR Exercises During 2005 Fiscal Year and Fiscal Year End Option/ SAR Values
      The following table provides information related to options exercised by the named executive officers and the number and value of options held at fiscal year end.

Aggregated Numico SAR Exercises in Last Fiscal Year and Fiscal Year-End Numico SAR Values

Number of
			Securities	Value of
			Underlying	Unexercised
			Unexercised	In-the-Money
			Options/SARs at	Options/SARs at
			Fiscal Year-End	Fiscal Year-End
	Shares		(#)	($)
Acquired on
	Exercise	Value	Exercisable/	Exercisable/
Name	(#)	Realized($)	Unexercisable(1)	Unexercisable(2)

Robert J. DiNicola	—	—	—	—
Joseph Fortunato	15,000	$117,545	15,000/—	$71,052/—
Robert Homler	—	—	—	—
Curtis J. Larrimer	10,000	$63,461	10,000/—	$47,368/—
Michael Locke	20,000	$193,720	15,000/—	$71,052/—
Susan Trimbo	10,000	$75,096	7,500/—	$35,526/—
Bruce E. Barkus	—	—	—	—

(1)	Represents stock appreciation rights granted by our predecessor, Royal Numico, NV; all of which are fully vested and exercisable.

(2)	Based on the value provided by Numico and converted to U.S. dollars from Euros based on the Federal Reserve Bank of New York noon buying rate on December 30, 2005, €1.00 = $1.1842.

Aggregated GNC Option Exercises in Last Fiscal Year and Fiscal Year-End GNC Option Values

Number of
Securities
Underlying
			Unexercised	Value of Unexercised
			Options/SARs at	In-the-Money
			Fiscal Year-End	Options/SARs at Fiscal
			(#)	Year-End ($)
Shares
	Acquired on	Value	Exercisable/	Exercisable/
Name	Exercise (#)	Realized($)	Unexercisable(1)	Unexercisable(2)

Robert J. DiNicola	—	—	425,000/75,000	$1,602,250/$282,750
Joseph Fortunato	—	—	147,666/252,334	$556,701/$951,299
Robert Homler	—	—	—/250,000	—/$942,500
Curtis J. Larrimer	—	—	26,580/73,420	$100,207/$276,293
Michael Locke	—	—	22,150/22,850	$83,506/$86,145
Susan Trimbo	—	—	26,580/28,420	$100,207/$107,143
Bruce E. Barkus	—	—	—	—

(1)	Represents options granted pursuant to our 2003 Omnibus Stock Incentive Plan.

(2)	Based upon the fair market value of our common stock as of December 31, 2005, as determined by GNC in February 2006, $9.77, less the aggregate exercise price per share. See note (2) to the option grant table in “Option Grants During 2005 Fiscal Year.”

Stock-Based Option Plans

2003 Omnibus Stock Incentive Plan
      The 2003 Omnibus Stock Incentive Plan was adopted by our board of directors in December 2003 and approved by our stockholders in January 2004 for the benefit of our officers, directors, employees, consultants, and advisors. The 2003 plan provides for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, and performance shares. An award may consist of one arrangement or two or more of them in tandem or in the alternative. An aggregate of 4,000,000 shares of our common stock is reserved for issuance under the 2003 plan. Only stock options have been granted under the 2003 plan. As of May 31, 2006, we had granted options to purchase an aggregate of 4,527,000 shares of common stock under the 2003 plan. Of these options granted, options with respect to 75,000 shares had been exercised, options with respect to 2,828,360 shares were outstanding, and options with respect to 1,618,640 shares had been forfeited as of May 31, 2006. The terms of the plan provide that the board of directors may amend or terminate the plan at any time; however, some amendments require approval of our stockholders. Further, no action may be taken that adversely affects any rights under outstanding awards without the holder’s consent. We will not be granting awards pursuant to the 2003 plan following the offering.
      In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, or other change in corporate structure affecting our common stock, an equitable substitution or proportionate adjustment will be made in (1) the aggregate number of shares reserved for issuance under the 2003 plan, (2) the kind, number, and option price of shares subject to outstanding options granted under the plan, and (3) the kind, number, and purchase price of shares subject to outstanding awards of restricted stock as may be determined in good faith by the administrator of the plan. The administrator may make other substitutions or adjustments as may be determined in good faith and may provide for the cancellation of any outstanding awards and payment in cash or other property therefor.

2006 GNC Stock Incentive Plan
      The 2006 GNC Stock Incentive Plan was adopted by our board of directors on                     , 2006, and approved by our stockholders on                     , 2006, for the benefit of our officers, directors, employees, consultants, and advisors. Subject to certain corporate structure-related adjustments described below, prescribed in the 2006 plan for occurrences such as recapitalizations and stock splits, the total number of shares of our common stock reserved for issuance under the 2006 plan is the greater of (1)                 shares or (2)           % of the total number of shares of our outstanding common stock, determined at the time of a particular award under the 2006 plan. Notwithstanding the foregoing, the total number of shares of our common stock with respect to which incentive stock options, as described in Section 422 of the Internal Revenue Code, may be granted under the 2006 plan may not exceed                      shares. The 2006 plan provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, restricted stock, and performance shares. An eligible person may be granted multiple awards under the 2006 plan and may be granted awards in tandem. Under the 2006 plan, a participant may not be granted awards covering more than                      shares in any one year.
      The 2006 plan may be administered by either our board of directors or a committee of our board of directors as described in the 2006 plan. The plan administrator may interpret the 2006 plan and may prescribe, amend, and rescind rules and make all other determinations necessary or desirable for its administration. The 2006 plan permits the plan administrator to select the officers, directors, employees, advisors, and consultants, including directors who are also employees, who will receive awards, to determine the terms and conditions of those awards, including, but not limited to, the exercise price, the number of shares subject to awards, the term of the awards, and the vesting schedule applicable to awards, subject, in each case, to the terms of the 2006 plan.
      We may issue two types of stock options under the 2006 plan: incentive stock options, which are intended to qualify under Section 422 of the Internal Revenue Code; and non-qualified stock options. The option price of each stock option granted under the 2006 plan must be at least equal to the fair market value of a share of our common stock on the date the stock option is granted.
      Stock appreciation rights may be granted under the 2006 plan either alone or in conjunction with all or part of any stock option granted under the plan. A stock appreciation right granted under the 2006 plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value at the date of exercise of a share of our common stock over a specified price fixed by the plan administrator. This fixed price must be at least equal to the fair market value of a share of our common stock on the date the stock appreciation right is granted.
Employment Agreements
      We entered into an employment agreement with Mr. DiNicola in connection with his appointment as Interim Chief Executive Officer in December 2004, which had a term that expired on December 31, 2005, and provided for an annual base salary of $535,000. In December 2005, we entered into a new employment agreement, effective as of January 1, 2006. The new employment agreement provides for an employment term up to December 31, 2008, subject to automatic annual one-year renewals commencing on December 31, 2007 and each December 31 thereafter, unless we or Mr. DiNicola provide advance notice of termination. The new employment agreement provides for an annual base salary of $750,000. In connection with the new employment agreement, in January 2006, we also granted to Mr. DiNicola 25,000 shares of our common stock.
      We entered into an employment agreement with Mr. Fortunato in connection with the Numico acquisition in December 2003, which provided for a term through December 31, 2006, and an annual base salary of $350,000. The employment agreement was amended in June 2005 in connection with his promotion to Senior Executive Vice President and provided for, among other things, an additional year on the term and an increase in the base salary to $425,000. In November 2005, we entered into a new employment agreement with Mr. Fortunato in connection with his appointment as President and Chief Executive Officer. The new employment agreement provides for an employment term up to December 31, 2007, subject to automatic annual one-year renewals commencing on December 31, 2006 and each December 31 thereafter, unless we or Mr. Fortunato provide advance notice of termination. The new employment agreement provides for an annual base salary of $550,000.
      We entered into an employment agreement with Mr. Homler in February 2005 in connection with his employment as Executive Vice President and Chief Merchandising Officer. The original employment agreement provided for a term up to December 31, 2006 and an annual base salary of $300,000. In January 2006, effective upon his appointment as Chief Operating Officer in December 2005, we entered into a new employment agreement with Mr. Homler. The January 2006 employment agreement provided for an employment term up to December 31, 2007, subject to automatic annual one-year renewals commencing on December 31, 2006 and each December 31 thereafter, unless we or Mr. Homler provide advance notice of termination. The January 2006 employment agreement provided for an annual base salary of $350,000.
      Mr. Homler resigned as our Executive Vice President and Chief Operating Officer in April 2006. Centers entered into a new employment agreement with Mr. Homler in April 2006 for Mr. Homler to serve as Merchandising Counselor for Centers. As of its effective date, the April 2006 employment agreement superseded the January 2006 employment agreement. The April 2006 employment agreement provides for an annual base salary of $50,000 and certain fringe benefits for Mr. Homler, and otherwise contains substantially the same terms and conditions as the January 2006 employment agreement, except that Mr. Homler is not required to devote his full-time services to the position. As in the January 2006 employment agreement, Mr. Homler is eligible for annual bonuses on a basis and in an amount to be determined by Centers’ board of directors or compensation committee in the exercise of its discretion for the applicable year. For 2006, Mr. Homler will be eligible to receive an annual bonus determined on a basis and in an amount consistent with the January 2006 employment agreement based on Mr. Homler’s prior position as Executive Vice President and Chief Operating Officer and his previous annual base salary of $350,000.
      We originally entered into an employment agreement with Mr. Larrimer in connection with the Numico acquisition in December 2003 and his position as Senior Vice President of Finance and Corporate Controller. This original agreement provided for a term to December 31, 2004, and an annual base salary of $185,901. The original agreement was superseded by a new employment agreement in December 2004 with an extended term through December 31, 2006, and an increase in base salary to $275,000. In connection with his appointment as Executive Vice President and Chief Financial Officer, in March 2005, we entered into an amended and restated employment agreement with Mr. Larrimer. The term of Mr. Larrimer’s current employment agreement expires on December 31, 2006, subject to automatic annual one-year renewals commencing on December 15, 2005 and each December 15 thereafter, unless we or Mr. Larrimer provide advance notice of termination. As of the date of this prospectus, the term has automatically been extended until December 31, 2007. Under the current employment agreement, Mr. Larrimer receives a base salary of $300,000 per year.
      We entered into an employment agreement with Mr. Locke in December 2004, which provides for an employment term up to December 31, 2006, subject to automatic annual one-year renewals commencing on December 15, 2005 and each December 15 thereafter, unless we or Mr. Locke provide advance notice of termination. As of the date of this prospectus, the term has automatically been extended until December 31, 2007. The employment agreement provides for an annual base salary of $235,355, which was increased to $243,004 in December 2005.
      We entered into an employment agreement with Ms. Trimbo in connection with the Numico acquisition in December 2003 and her position as Senior Vice President of Scientific Affairs, which was amended in September 2004. This agreement provides for an employment term up to December 31, 2005, subject to automatic annual one-year renewals commencing on December 15, 2004 and each December 15 thereafter, unless we or Ms. Trimbo provide advance notice of termination. As of the date of this prospectus, the term has automatically been extended until December 31, 2007. The employment agreement provides for an annual base salary of $208,000, which was increased to $236,141 in December 2005.
      The annual base salary of each executive is subject to annual review by our board of directors or the compensation committee. The executives are entitled to certain annual performance bonuses pursuant to the terms of their employment agreements. Mr. DiNicola has a target bonus of 50% to 120% of his annual base salary, which is based upon GNC’s attainment of annual sales, EBITDA, and cash flow generation goals set by our board of directors or compensation committee. Mr. Fortunato’s target bonus is 50% to 120% of his annual base salary based upon GNC’s attainment of annual goals established by our board of directors or compensation committee. Generally, the bonuses are payable only if the executive is employed by us on the last day of the bonus period. In addition, Mr. DiNicola will be entitled to a one-time cash bonus of $1 million upon the completion of an initial underwritten public offering by GNC or a change of control, in each case where our principal stockholder has received at least a 25% internal rate of return on its investment in our common stock. The annual bonuses for Messrs. Homler, Larrimer, Locke, and Steele are in amounts to be determined by our board of directors or compensation committee in its discretion.

      Pursuant to the terms of the employment agreements and our 2003 Omnibus Stock Option Plan, the executives have been granted the following stock options:

	Number of Option
	Shares	Grant Date	Exercise Price	Notes

DiNicola	50,000	12/5/2003	$6.00	(1)
	300,000	12/1/2004	$6.00	(2)
	150,000	12/15/2005	$6.00	(2)
Fortunato	295,333	12/5/2003	$6.00	(3)
	50,000	6/22/2005	$6.00	(3)
	54,667	11/21/2005	$6.00	(3)
Homler	100,000	3/16/2005	$6.00	(3)
	150,000	12/15/2005	$6.00	(3)
Larrimer	53,160	12/5/2003	$6.00	(3)
	46,840	3/16/2005	$6.00	(3)
Locke	44,300	12/5/2003	$6.00	(3)
	700	12/15/2005	$6.00	(3)
Trimbo	53,160	12/5/2003	$6.00	(3)
	1,840	12/15/2005	$6.00	(3)

(1)	Granted to Mr. DiNicola in his then capacity as a non-employee director. Vested 100% on date of grant.

(2)	Vests 50% on date of grant and 50% on first anniversary of date of grant.

(3)	Vests in four equal annual installments beginning on first anniversary of date of grant.
None of the options have been exercised.
      In the event of a change of control of GNC, all of the options will accelerate and become fully vested and exercisable. Change of control is defined under the employment agreements to mean (1) the occurrence of an event including a merger or consolidation of GNC, if, following the transaction, any person or group becomes the beneficial owner (directly or indirectly) of more than 50% of the voting power of the equity interests of GNC or any successor company provided that Apollo Management V and certain related parties do not have the right or ability by voting power, contract, or otherwise to elect or designate for election a majority of our board of directors and, further provided, that the transfer of 100% of the voting stock of GNC to an entity that has an ownership structure identical to GNC prior to such transfer, such that GNC becomes a wholly owned subsidiary of such entity, shall not be treated as a change of control, (2) the sale, lease, transfer, conveyance, or other disposition of substantially all of the assets of GNC and its subsidiaries taken as a whole, (3) after an initial public offering of capital stock of GNC, during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors, together with any new directors whose election by the board of directors or whose nomination for election by the stockholders of GNC was approved by a vote of a majority of the directors of GNC then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors then in office, or (4) GNC dissolves or adopts a plan of complete liquidation.
      The employment agreements also provide for certain benefits upon termination of the executive’s employment. Upon death or disability, the executive (or his or her estate) will be entitled to the executive’s current base salary (less any payments made under company-sponsored disability benefit plans) for the remainder of the employment period, plus a pro rata share of the annual bonus based on actual employment. With respect to Mr. DiNicola, the bonus payment will be made provided that bonus targets are met for the year of such termination. With respect to Messrs. Fortunato, Homler, Larrimer, and Locke and Ms. Trimbo, the prorated bonus payments are subject to the discretion of our board of directors or compensation committee.

      Upon termination of employment by us without cause or voluntarily by the executive for good reason, the executive is entitled to salary continuation for the remainder of his employment period, a pro rata share of the annual bonus based on actual employment and continuation of certain welfare benefits and perquisites through the remainder of the employment term. With respect to Messrs. Larrimer and Locke and Ms. Trimbo, the prorated bonus payments are subject to the discretion of our board of directors or compensation committee. With respect to Messrs. DiNicola, Fortunato, and Homler, if the termination occurs upon or within six months following a change of control, we will continue to pay the executive’s base salary for the greater of the remainder of the employment term or a two-year period following the date of termination, and the welfare benefits and perquisites will be continued for the same period. For Messrs. Larrimer and Locke and Ms. Trimbo, it is a two-year period. Payment of benefits following termination by the Company without cause or voluntarily by the executive for good reason will be contingent upon execution of a written release by the executive.
      The employment agreements and stock option agreements provide that stock options that are not exercisable as of the date of termination of employment shall expire and options which are exercisable as of such date will remain exercisable for a 90-day period, or 180 days in the event of the executive’s death or total disability. In the event of Mr. DiNicola’s death or disability, all of his outstanding options will become fully exercisable.
      Our stock that is held by the executives, other than by Mr. DiNicola, is subject to a call right by us for a period of 180 days (270 days in the case of death) from the date of termination. This call right is for an amount equal to the product of (1) all shares held by such executive and (2) the fair market value of the stock, as determined by our board of directors. Mr. Fortunato has the right under his employment agreement to request that the board of directors obtain a fairness opinion from a nationally recognized accounting firm or investment bank chosen by us, to review our board’s fair market value determination. If the fairness opinion validates our fair market determination, the gross purchase price paid to the executive for such shares will be reduced by 10% (excluding such other tax or withholding as may be required by applicable law). If the fairness opinion determines a higher fair market value, the gross purchase price will be based on the value or within the range of value in the fairness opinion or, if there is not stated value or range, a higher price as determined by us.
      The employment agreements further provide that if any payment to the executive would be subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, then the amount of such payments shall be reduced to the highest amount that may be paid by the Company without subjecting such payment to the excise tax. The executive will have the right to designate those payments or benefits that shall be reduced or eliminated. Notwithstanding the foregoing, in the employment agreements for Messrs. DiNicola and Fortunato, the reduction will not apply if the executive would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.
      The employment agreements contain terms of confidentiality concerning trade secrets and confidential or proprietary information which may not be disclosed by the executive except as required by court order or applicable law. The agreements further provide certain non-competition and non-solicitation provisions which restrict the executive and certain relatives from engaging in activities which compete against the interests of GNC during the term of his employment and for the longer of the first anniversary of the date of termination of employment or the period during which the executive receives termination payments.
      We entered into an employment agreement with Mr. Barkus in May 2005 in connection with his employment as President and Chief Executive Officer. The employment agreement provided for a term up to December 31, 2007, and an annual base salary of $550,000. In connection with his employment, Mr. Barkus was granted an incentive stock option to purchase 400,000 shares of our common stock at an exercise price of $6.00 per share. The option was to vest in equal annual installments over a four-year period on each anniversary of the date of grant. The terms of the employment agreement were substantially similar to those in the employment agreements for the other executives. On November 10,

2005, Mr. Barkus resigned his position as our President and Chief Executive Officer. Since no portion of the option had vested, the option terminated upon Mr. Barkus’s resignation.
      In connection with Mr. Barkus’s resignation, we entered into a separation agreement and general release. Pursuant to the separation agreement, we agreed to certain termination benefits. We paid Mr. Barkus his annual base salary of $550,000 through July 1, 2006. During the same period, we reimbursed Mr. Barkus for the amount of his monthly COBRA costs that exceed the monthly amount he was paying for health, dental, and prescription coverage immediately prior to his termination. We agreed to shorten the period in which Mr. Barkus will be subject to non-competition restrictions to the period ended July 1, 2006. Centers also agreed to reimburse or indemnify Mr. Barkus in connection with certain expenses relating to the sale of his personal residences, the termination of a residential lease, and relocation from Pittsburgh, Pennsylvania. The separation agreement included a mutual release of claims.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth, as of July 6, 2006, the number of shares of our common stock beneficially owned by (1) each person or group known by us to own beneficially more than 5% of the outstanding shares of common stock, (2) each director, (3) each of the named executive officers, (4) all directors and executive officers as a group, and (5) each selling stockholder.
      Percentage ownership before the offering is based on 29,621,538 shares of common stock outstanding as of July 6, 2006, subject to the assumptions described below. Percentage ownership after the offering is based on                      shares of common stock outstanding immediately upon completion of this offering.
      Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any shares of common stock, on or within 60 days of July 6, 2006, upon exercise of outstanding options or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person.

						Maximum
						Number of	Shares Beneficially
						Shares to be	Owned After the
	Shares Beneficially			Shares Beneficially		Sold if Over-	Offering if the Over-
	Owned Before the		Number of	Owned After the		Allotment	Allotment Option is
	Offering		Shares to be	Offering		Option is	Exercised in Full
			Sold in the			Exercised in
Name of Beneficial Owners	Shares	Percentage	Offering	Shares	Percentage	Full	Shares	Percentage

Directors and Named Executive Officers(1):
Bruce E. Barkus	—	—
Laurence M. Berg(2)	28,768,333	97.0%
Michael S. Cohen(3)(4)	30,000	*
Peter P. Copses(2)	28,768,333	97.0%
Robert J. DiNicola(3)(5)	491,667	1.6%
Joseph Fortunato(3)(6)	222,666	*
George G. Golleher(3)(7)	105,000	*
Joseph Harch(8)	25,000	*
Robert Homler(9)	25,000	*
Andrew S. Jhawar(2)(3)	28,813,333	97.2%
Curtis J. Larrimer(3)(10)	60,790	*
Michael Locke(3)(11)	39,025	*
Edgardo A. Mercadante(3)(12)	78,333	*
John R. Ranelli	—	—
Susan Trimbo(3)(13)	37,830	*
All directors and officers as a Group (19 persons)(3)(14)	30,171,501	98.6%
Beneficial Owners of 5% or More of Our Outstanding Common Stock:
GNC Investors, LLC(15)	28,743,333	97.0%

*	Less than 1% of the outstanding shares.

(1)	Except as otherwise noted, the address of each director is c/o Apollo Management V, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019, and the address of each current executive officer is c/o General Nutrition Centers, Inc., 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222.

(2)	Includes options to purchase 25,000 shares of common stock that are currently exercisable and 28,743,333 shares of common stock beneficially owned by Apollo Management V, as to which each of Messrs. Berg, Copses, and Jhawar, each of whom are our directors and partners of Apollo Management V, expressly disclaim beneficial ownership, except to the extent of any direct pecuniary interest. The shares of common stock beneficially owned by Apollo Management V are held directly by GNC Investors, LLC, which is a selling stockholder in the offering.

(3)	On December 5, 2003, in connection with the Numico acquisition, we entered into a stockholders’ agreement with each of our stockholders. Each stockholder who purchased shares after that time has also agreed to be bound by the stockholders’ agreement. Pursuant to the stockholders’ agreement, each stockholder agreed to give Apollo Investment Fund V a voting proxy to vote with respect to certain matters as set forth in the stockholders’ agreement. As a result, Apollo Investment Fund V may be deemed to be the beneficial owner of the shares of common stock held by the parties to the stockholders’ agreement. Apollo Investment Fund V expressly disclaims beneficial ownership of such shares of common stock held by each of the parties to the stockholders’ agreement, except to the extent of its pecuniary interest in our principal stockholder.

(4)	Includes options to purchase 25,000 shares of common stock that are currently exercisable.

(5)	Includes options to purchase 425,000 shares of common stock that are currently exercisable.

(6)	Includes options to purchase 160,666 shares of common stock that are currently exercisable or exercisable within 60 days.

(7)	Includes options to purchase 55,000 shares of common stock that are currently exercisable.

(8)	Includes options to purchase 25,000 shares of common stock that are currently exercisable.

(9)	Includes options to purchase 25,000 shares of common stock that are currently exercisable.

(10)	Includes options to purchase 38,290 shares of common stock that are currently exercisable.

(11)	Includes options to purchase 22,150 shares of common stock that are currently exercisable.

(12)	Includes options to purchase 45,000 shares of common stock that are currently exercisable.

(13)	Includes options to purchase 26,580 shares of common stock that are currently exercisable.

(14)	Includes (a) options to purchase an aggregate of 993,168 shares of common stock that are currently exercisable or exercisable within 60 days and (b) 28,743,333 shares of common stock held by our principal stockholder.

(15)	Represents shares held by our principal stockholder, which is a special purpose entity that was created in connection with the Numico acquisition. Apollo Funds V own approximately 76% of our principal stockholder. Apollo Management V is the manager of our principal stockholder. Pursuant to a stockholders’ agreement, Apollo Management V and its affiliates have shared dispositive power over all of our outstanding common stock. Apollo Management V, as manager of Apollo Investment Fund V, also has sole voting power over all of our outstanding common stock pursuant to the stockholders’ agreement. Apollo Advisors V, L.P. is the general partner of Apollo Funds V, and Apollo Management V is the manager of Apollo Funds V. Leon Black and John Hannan are the principal executive officers and directors of the general partners of Apollo Management V and Apollo Advisors V, and each of Mr. Black and Mr. Hannan, except to the extent of his direct pecuniary interest, expressly disclaims beneficial ownership of the indicated shares. Each of Apollo Advisors V, Apollo Management V, and Apollo Funds V has no pecuniary interest in the remaining interests of our principal stockholder. The address of GNC Investors, LLC is c/o Apollo Management V, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Management and Advisory Services
      Immediately prior to the completion of the Numico acquisition, we entered into a management services agreement with Apollo Management V, which controls our principal stockholder. Three of our directors, Laurence M. Berg, Peter P. Copses, and Andrew S. Jhawar, are partners of Apollo Management V, and one of our directors, Michael S. Cohen, is a principal of Apollo Management V. Under this management services agreement, which had a term expiring on December 3, 2013, Apollo Management V agreed to provide to us investment banking, management, consulting, and financial planning services on an ongoing basis and financial advisory and investment banking services in connection with major financial transactions that may be undertaken by us or our subsidiaries in exchange for a fee of $1.5 million per year, plus reimbursement of expenses. Apollo Management V may provide additional services to us from time to time pursuant to the management services agreement, including financial advisory and investment banking services in connection with certain transactions for which we would pay customary fees and expenses. Under the management services agreement, we agreed to provide customary indemnification. In addition, on December 5, 2003, we incurred a structuring fee of $7.5 million, plus reimbursement of expenses to Apollo Management V for financial advisory services rendered in connection with the Numico acquisition, which was paid in January 2004. These services included assisting us in structuring the Numico acquisition, taking into account tax considerations and optimal access to financing, and assisting in the negotiation of our material agreements and financing arrangements in connection with the Numico acquisition. Although we believe these fees are comparable to management fees paid by portfolio companies of other private equity firms with comparable experience and sophistication, there is no assurance that these agreements are on terms comparable to those that could have been obtained from unaffiliated third parties.
      We have agreed with Apollo Management V to terminate the management services agreement upon completion of this offering in exchange for our one-time payment to Apollo Management V out of cash on hand of $                     million, representing the present value of the management fees payable for the remaining term of the management services agreement.
Stockholders’ Agreement
      Upon completion of the Numico acquisition, we entered into a stockholders’ agreement with each of our stockholders, which includes certain of our directors, employees, and members of our management and our principal stockholder. The stockholders’ agreement gives Apollo Investment Fund V, an affiliate of Apollo Management V, the right to nominate all of the members of our board of directors and, until the occurrence of certain events, the right to vote all shares of our common stock and preferred stock subject to the stockholders’ agreement on all matters. In addition, the stockholders’ agreement contains registration rights that require us to register common stock held by the stockholders who are parties to the stockholders’ agreement in the event we register for sale, either for our own account or the account of others, shares of our common stock. See “Description of Capital Stock — Stockholders’ Agreement.”

Restricted Payments and Discretionary Payments
      In March 2006, Centers made permitted restricted payments totaling $49.9 million, or $1.69 per share, to our common stockholders. These payments were determined to be in compliance with Centers’ debt covenants and the terms of our Series A preferred stock. At the same time, we made discretionary payment to each of our employee and non-employee option holders totaling $4.8 million, which were recommended to and approved by our board of directors. The discretionary payments were determined based on the $1.69 per share paid to our common stockholders and the number of outstanding option shares held by each holder. The following table reflects the amount of restricted payments and discretionary payments made to our principal stockholder and each of our directors and executive officers.

	Restricted	Discretionary
	Payments	Payment

GNC Investors, LLC	$48,576,233	—
Laurence M. Berg	—	$42,250
Michael S. Cohen	$8,450	$42,250
Peter P. Copses	—	$42,250
Robert J. DiNicola	$112,667	$845,000
Tom Dowd	$47,531	$92,950
Joseph Fortunato	$105,625	$676,000
George G. Golleher	$84,500	$92,950
Darryl Green	$21,125	$50,700
Joseph W. Harch	—	$42,250
Robert Homler	—	$422,500
Andrew S. Jhawar	$76,050	$42,250
Lee Karayusuf	$63,375	$76,050
Curtis J. Larrimer	$38,025	$169,000
Michael Locke	$28,519	$76,050
Edgardo A. Mercadante	$56,333	$76,050
Reginald N. Steele	$31,688	$76,050
Susan Trimbo	$19,013	$92,950

Planned Dividend
      We plan to declare a dividend totaling $           million to our common stockholders of record immediately before the offering. The dividend declaration will be expressly conditioned upon the redemption of our outstanding Series A preferred stock. See “Use of Proceeds.” The dividend will be payable as a permitted restricted payment with cash on hand after completion of the offering. The following table reflects the amount of the dividend that will be payable to our principal stockholder and each of our directors and executive officers.

Proposed
Dividend

GNC Investors, LLC	$
Laurence M. Berg		—
Michael S. Cohen		—
Peter P. Copses		—
Robert J. DiNicola	$
Tom Dowd	$
Joseph Fortunato	$
George G. Golleher	$
Darryl Green	$
Joseph W. Harch		—
Robert Homler		—
Andrew S. Jhawar	$
Lee Karayusuf	$
Curtis J. Larrimer	$
Michael Locke	$
Edgardo A. Mercadante	$
Reginald N. Steele	$
Susan Trimbo	$
Separation Agreement with Bruce E. Barkus
      Mr. Barkus’s employment with us terminated on November 10, 2005, and we entered into a separation agreement and general release with him that became effective on the same date. In consideration of Mr. Barkus’s execution and compliance with the conditions of the separation agreement, including releasing all claims and abiding by certain non-competition, non-solicitation, and confidentiality/intellectual property obligations, we agreed to certain termination benefits. We paid Mr. Barkus his annual base salary of $550,000 through July 1, 2006. During the same period, Centers reimbursed Mr. Barkus for the amount of his monthly COBRA costs that exceed the monthly amount he was paying for health, dental and prescription coverage immediately prior to his termination. We agreed to shorten the period in which Mr. Barkus will be subject to non-competition restrictions to the period ended July 1, 2006. Centers also agreed to reimburse or indemnify Mr. Barkus in connection with certain expenses relating to the sale of his personal residences, the termination of a residential lease, and relocation from Pittsburgh, Pennsylvania.
Consultancy Agreement with the Wife of Reginald Steele
      Mr. Steele’s wife is the sole owner of a consulting business, which she has operated since the early 1980s. In the ordinary course of her business, in April 2004, she entered into a consultancy agreement with GNC’s international franchisee in the Asian and Pacific regions to provide business consulting services. The agreement provided for a 12-month term and an annual payment of $120,000 to the consulting business, which was payable monthly. The agreement was entered into on an arms-length basis, and the services provided and payments received by the consulting business were consistent with those for similar clients. During 2004, the consulting business received total payments of $90,000 and in 2005 received total payments of $40,000, reflecting a one-month extension of the agreement. The agreement was not further renewed.
Transactions Relating to the Numico Acquisition
      On December 5, 2003, in order to fund a portion of the purchase price for the Numico acquisition, we issued and sold 29,566,666 shares of our common stock for $6 per share, for an aggregate purchase price of $177.5 million to our principal stockholder and certain of our directors, senior executive officers, and other non-senior executive employees. In the issuance, 28,743,333 shares of our common stock were sold to our principal stockholder for a total purchase price of $172.5 million, and 823,333 shares of our common stock were sold to certain of our directors, senior executive officers, and other non-senior executive employees, for a total purchase price of $4.9 million. In addition, certain senior executive officers and other non-senior executive employees received compensation in the form of change of control and retention payments totaling approximately $8.4 million in January 2004 and approximately $3.6 million in June 2004 in connection with the Numico acquisition. According to the terms of the purchase agreement, we were reimbursed by Numico for these change of control and retention payments and the associated employer portion of social security taxes of $0.2 million.
      The following directors and executive officers purchased shares of our common stock or received compensation in connection with the Numico acquisition.

		Compensation
	Shares Purchased	Received in
	in Connection	Connection with
	with Numico Acquisition	Numico Acquisition

Robert J. DiNicola	41,667	—
Tom Dowd	28,125	$195,000
Joseph Fortunato	62,500	$825,000
George G. Golleher	50,000	—
Lee Karayusuf	37,500	$259,875
Curtis J. Larrimer	22,500	$371,603
Michael Locke	16,875	$450,000
Edgardo A. Mercadante	33,333	—
Reginald N. Steele	18,750	$403,072
Susan Trimbo	11,250	$416,000
Transactions Prior to the Numico Acquisition
      During the normal course of our operations, for the period ended December 4, 2003, our subsidiaries entered into transactions with certain entities that were under common ownership and control of Numico. As a result of the Numico acquisition, for periods subsequent to December 4, 2003, neither Numico nor any of its subsidiaries was under common control with us or any of our subsidiaries. During July 2003, Rexall Sundown, Inc. and Unicity Network, Inc., which were wholly owned subsidiaries of Numico, ceased to be under common ownership and control with our subsidiaries as their operations were sold by Numico. Descriptions of transactions with these companies for the 2003 period ended December 4, 2003 are included in the discussion below.

Rexall Transition Agreements
      Supply Agreements. Our subsidiaries historically both sold products to, and purchased products from, Rexall and its subsidiaries. From January 1, 2003 to July 24, 2003, while General Nutrition Distribution, L.P., one of our subsidiaries, and Rexall were under Numico’s common control, Rexall supplied all of

General Nutrition Distribution’s requirements for certain dietary supplement products. In July 2003, Numico USA, Inc., a subsidiary of Numico, sold Rexall to an unaffiliated third party. At the same time, General Nutrition Distribution entered into a supply agreement with Rexall. Under this supply agreement, the price for each product was fixed during each 12-month period during the term of the supply agreement except for raw material costs. The term of the supply agreement is initially five years and automatically renews for consecutive one-year periods unless either party gives 90 days’ notice to the other party. For the 2003 period prior to the sale of Rexall, General Nutrition Distribution made payments totaling $14.4 million, and for the period after the sale through March 31, 2006, General Nutrition Distribution made payments totaling $8.9 million to Rexall pursuant to these arrangements. Upon completion of Numico’s sale of Rexall in July 2003, we were no longer an affiliate of Rexall.
      Similarly, from January 2003 to July 2003, while Nutra Manufacturing, Inc., one of our subsidiaries, and Rexall were under Numico’s common control, Nutra Manufacturing sold to Rexall all of Rexall’s requirements for certain dietary supplement softgel products of Rexall or its subsidiaries. On July 24, 2003, in connection with Numico’s sale of Rexall, Nutra Manufacturing entered into a supply agreement for the sale of supplement softgel products with Rexall. Under this supply agreement, Rexall may secure alternative sources for products and may order up to 20% of its annual requirements for each of these products from those sources. The price for each such product is fixed during each 12-month period during the term of the supply agreement, except for raw material costs. The term of the supply agreement is initially for two years and automatically renews for consecutive one-year periods unless either party gives 90 days’ notice to the other party. Rexall also may terminate the supply agreement upon 90 days’ notice to Nutra Manufacturing. For the 2003 period prior to the sale of Rexall, Rexall made payments totaling $14.4 million, and for the period after the sale through March 31, 2006, Rexall made payments totaling $21.5 million to Nutra Manufacturing under these arrangements. Upon completion of Numico’s sale of Rexall in July 2003, we were no longer an affiliate of Rexall.
      Purchasing Agreements. Prior to Numico’s sale of Rexall, General Nutrition Distribution purchased certain products from Rexall from time to time, including products offered in the MET-Rx and Worldwide Sport Nutrition product lines. On July 24, 2003, in connection with Numico’s sale of Rexall, the parties entered into a purchasing agreement for the sale of products in the MET-Rx and Worldwide Sport Nutrition product lines. Under the agreement, if the raw material costs of any product increase or decrease by more than 10%, the price of the product is adjusted accordingly. Pursuant to the purchasing agreement, General Nutrition Distribution agreed to a minimum annual purchase requirement. Rexall agreed to support General Nutrition Distribution’s sale of the products by providing a co-op advertising fund equal to 8% of net purchases. The parties entered into a termination agreement, dated May 17, 2004, terminating the purchasing agreement. For the 2003 period prior to the sale of Rexall, General Nutrition Distribution made payments totaling $14.4 million, and for the period after the sale, General Nutrition Distribution made payments totaling $0.7 million to Rexall under these arrangements.
      In July 2003, in connection with Numico’s sale of Rexall, General Nutrition Distribution and Rexall entered into a second purchasing agreement, with a term from January 2007 through July 2008 whereby General Nutrition Distribution agreed to purchase certain products from Rexall upon terms and conditions similar to the purchasing agreement summarized in the preceding paragraph, except that there is no minimum annual purchase requirement. The parties entered into a termination agreement, dated May 17, 2004, terminating the second purchasing agreement. For the 2003 period ended December 4, 2003, General Nutrition Distribution made no payments to Rexall pursuant to the second purchasing agreement.
      Transportation Agreement. Prior to December 4, 2003, Rexall utilized one of our subsidiary’s transportation fleet to distribute its products to customers. Prior to Numico’s sale of Rexall, General Nutrition Corporation, one of our subsidiaries, agreed to use its transportation fleet to ship Rexall’s products to customers. In July 2003, the parties entered into a transportation agreement whereby General Nutrition Corporation agreed to provide transportation services to Rexall. The initial term of the transportation agreement was for one year and automatically renews for subsequent one-year periods unless either party terminates the transportation agreement at any time after the initial term by giving 90 days’ notice to the other party. For the 2003 period prior to the sale of Rexall, Rexall made payments totaling

$1.4 million, and for the period after the sale through November 2003, Rexall made payments totaling $0.3 million to General Nutrition Corporation under these arrangements. Upon completion of Numico’s sale of Rexall in July 2003, we were no longer an affiliate of Rexall.

Nutraco Agreements
      Prior to December 4, 2003, Nutra Manufacturing purchased a substantial portion of its raw materials and certain finished products from Nutraco S.A. and Nutraco International S.A., subsidiaries of Numico, pursuant to purchasing agreements. While we were an affiliate of Numico, Nutraco agreed to provide product pricing and sourcing services to Nutra Manufacturing. These agreements were terminated upon completion of the Numico acquisition. For the 2003 period ended December 4, 2003, Nutra Manufacturing made payments totaling $146.3 million to Nutraco pursuant to the purchasing agreements.
      In addition, prior to the Numico acquisition, Nutraco Manufacturing and other Numico affiliates were parties to certain agreements (e.g., raw materials agreements, supply agreements, clinical research agreements, service agreements, transportation agreements, purchase orders, etc.) for Nutra Manufacturing’s benefit and certain agreements for the benefit of Nutra Manufacturing, Rexall, and/or Unicity. For those agreements which benefited Nutra Manufacturing but not Rexall and/or Unicity, Nutraco and the other Numico affiliates assigned such agreements to Nutra Manufacturing and required Nutra Manufacturing to assume all obligations under the agreements following the Numico acquisition. For the agreements which benefited Nutra Manufacturing, Rexall, and/or Unicity, the agreements were amended so that Nutra Manufacturing would continue to receive the benefits afforded under such agreements.

Unicity Transition Agreement
      From January 2003 to July 2003, while Nutra Manufacturing and Unicity were under Numico’s common control, Nutra Manufacturing sold to Unicity certain dietary supplement products that Unicity or its affiliates market or sell. On July 16, 2003, a subsidiary of Numico sold Unicity to an unaffiliated third party. At the same time, the parties entered into a supply agreement for the purchase and sale of certain dietary supplement products. Pursuant to the supply agreement, the price for each such product is fixed during each 12-month period during the term of the supply agreement, except for raw material costs. The term of the supply agreement is for two years and automatically renews for subsequent one-year periods unless either party terminates at any time after the initial term by giving six months’ notice to the other party. For the 2003 period prior to the sale of Unicity, Unicity made payments totaling $3.8 million and for the period after the sale through December 4, 2003, Unicity made payments totaling $2.7 million to Nutra Manufacturing under these agreements. Upon completion of Numico’s sale of Unicity on July 16, 2003, we were no longer an affiliate of Unicity.

Research Activities Agreement with Numico
      Prior to December 4, 2003, Numico conducted research and development activities including, but not limited to, an ongoing program of scientific and medical research, support, and advice on strategic research objectives, design, and development of new products, organization and management of clinical trials, updates on the latest technological and scientific developments, and updates on regulatory issues. For the 2003 period ended December 4, 2003, Numico charged us and we paid $4.1 million in costs for these services.

Insurance
      For the period ended December 4, 2003, in order to reduce costs and mitigate duplicative insurance coverage prior to the Numico acquisition, Numico purchased certain global insurance policies covering several types of insurance that covered General Nutrition Companies, Inc., one of our subsidiaries, and its subsidiaries. General Nutrition Companies, Inc. recorded charges for its portion of these costs. These charges totaled $2.9 million for the 2003 period ended December 4, 2003.

Shared Service Personnel Costs
      Prior to Numico’s sale of Rexall and Unicity, General Nutrition Companies, Inc. provided certain risk management, tax, and internal audit services to Rexall and Unicity. The payroll and benefit costs associated with these services were reflected on General Nutrition Companies, Inc.’s financial statements and were not charged to Rexall and Unicity. For the 2003 period ended December 4, 2003, General Nutrition Companies, Inc. absorbed $1.2 million in costs related to shared services. General Nutrition Companies, Inc. also provided management services for the benefit of all of our U.S. affiliates. The payroll and benefit costs associated with these services were reflected on General Nutrition Companies, Inc.’s financial statements and were not charged to any of our U.S. affiliates. For the 2003 period ended December 4, 2003, General Nutrition Companies, Inc. absorbed $1.1 million in costs related to management services. Prior to the Numico acquisition, General Nutrition Companies, Inc. received certain management services from its U.S. parent, Numico USA, and its ultimate parent, Numico.

DESCRIPTION OF CAPITAL STOCK
      The following is a description of our capital stock and the relevant provisions of our amended and restated certificate of incorporation, amended and restated by-laws, and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering and the application of the use of proceeds of the offering. The following is only a summary and is qualified in its entirety by reference to all applicable laws and to the provisions of our amended and restated certificate of incorporation, amended and restated by-laws, and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”
Authorized Capitalization
      Upon the completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.01 per share, and 150,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
      As of May 31, 2006, there were 29,621,538 shares of common stock outstanding, held of record by 47 stockholders. The holders of our common stock are entitled to the following rights:

Voting Rights. Each share of our common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our common stock can elect all of our directors. For a description of a proxy arrangement that gives Apollo Investment Fund V the right to elect all of our directors under certain circumstances, see “—Stockholders’ Agreement.”

Dividend Rights. The holders of our common stock are entitled to receive dividends when and as declared by our board of directors from legally available sources, subject to the prior rights of the holders of our preferred stock.

Liquidation Rights. In the event of our liquidation or dissolution, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our common stock have no subscription, redemption, or conversion privileges. After the offering, our common stock does not entitle its holder to preemptive rights. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences, and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.
Preferred Stock
      Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations, or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any of the preferred stock.
Action by Written Consent
      Our amended and restated certificate of incorporation and amended and restated by-laws provide that stockholder action can be taken at an annual or special meeting of stockholders, but that stockholder action by written consent may only be taken if our principal stockholder, either alone or with its affiliates, owns at least 50% or more of our outstanding shares.
Ability to Call Special Meetings
      Our amended and restated by-laws provide that special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by the chairman of our board of directors. Special meetings may also be called by the holders of at least 25% of the outstanding shares of our common stock so long as our principal stockholder, either alone or with its affiliates, owns at least 50% of the outstanding common stock.
Stockholder Proposals
      Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors.
      Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although neither our amended and restated certificate of incorporation nor our amended and restated by-laws gives the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals about other business to be conducted at a special or annual meeting, our amended and restated by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware Law that May Have an Anti-Takeover Effect

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws
      Provisions of our amended and restated certificate of incorporation and amended and restated by-laws, as summarized below, may be deemed to have an anti-takeover effect. These provisions may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
      Following the completion of this offering, our amended and restated certificate of incorporation will authorize our board of directors, without further vote or action by the stockholders, to issue up to                      shares of preferred stock, par value $0.01 per share, in one or more classes or series, and to fix or alter:

•	the number of shares constituting any class or series;

•	the designations, powers, and preferences of each class or series;

•	the relative, participating, optional, and other special rights of each class or series; and

•	any qualifications, limitations, or restrictions on each class or series.
      In addition, our amended and restated by-laws will provide that only our board of directors may fix the number of directors and, except in limited circumstances, fill vacant directorships. Our board will also have the power to alter, amend, or repeal our bylaws without stockholder approval.
      The above provisions are intended to promote continuity and stability in the composition of our board of directors and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are expected to reduce our vulnerability to unsolicited acquisition attempts as well as discourage certain tactics that may be used in proxy fights. Such provisions, however, could discourage others from making tender offers for our shares and, as a consequence, may also inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions could also operate to prevent changes in our management.
      Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner.
      Pursuant to our amended and restated certificate of incorporation, we have provided for Section 203 not to apply to us.
Indemnification of Directors and Officers and Limitation of Liability
      Delaware Law. Section 145 of the DGCL authorizes a corporation’s board of directors to indemnify its directors and officers in terms broad enough to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses occurred) arising under the Securities Act. As described below, we intend upon the completion of this offering to indemnify our directors, officers, and other employees to the fullest extent permitted by the DGCL.
      Amended and Restated Certificate of Incorporation and Amended and Restated By-laws. Upon the completion of this offering, our amended and restated by-laws will require us to indemnify our directors, officers, and employees and other persons serving at our request as a director, officer, employee, or agent of another entity to the fullest extent permitted by the DGCL. We will be required to advance expenses, as incurred, to the covered persons in connection with defending a legal proceeding if we have received an undertaking by that person to repay all such amounts if it is determined that he or she is not entitled to be indemnified by us.
      Our amended and restated certificate of incorporation and amended and restated by-laws will eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions; or

•	any transaction from which the director derived an improper personal benefit.
      Indemnification Agreements. Prior to the completion of this offering, we have executed indemnification agreements with each of our directors and each of our officers in the position of Senior Vice President or above. These agreements provide indemnification to our directors and senior officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.
      Indemnification for Securities Act Liability. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers, or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
      Insurance Policies. We maintain an insurance policy covering our directors and officers with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Corporate Opportunities
      In our amended and restated certificate of incorporation we renounce any interest or expectancy in any business opportunities presented to our principal stockholder or any of its officers, managers, members, affiliates, or subsidiaries, even if the opportunity is one that we might reasonably have pursued, and that neither our principal stockholder nor its affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.
Stockholders’ Agreement
      On December 5, 2003, in connection with the Numico acquisition, we entered into a stockholders’ agreement with our principal stockholder, Apollo Investment Fund V, and each of our other common stockholders. The terms of the stockholders’ agreement are summarized as follows:

Voting. Each party to the stockholders’ agreement has irrevocably appointed Apollo Investment Fund V as its proxy and attorney-in-fact to vote all of the shares of common stock held by the stockholder at any time, for all matters subject to the vote of the stockholders. Such votes will be cast in the manner determined by Apollo Investment Fund V in its sole and absolute discretion, whether at any meeting of the corporation or by written consent or otherwise. The proxy remains in effect until (1) Apollo Investment Fund V and its affiliates, which include our principal stockholder in certain circumstances, no longer own at least 2,100,000 shares of common stock, or (2), with respect to certain shares, the date that such shares are transferred under Rule 144 of the Securities Act or sold pursuant to a registration statement filed with the SEC.

Transfer Restrictions. Certain restrictions on the transfer of our common stock will terminate upon the completion of this offering. However, for so long as Apollo Investment Fund V and its affiliates own at least 4,200,000 shares of our common stock, no management stockholder is permitted to transfer, directly or indirectly, more than a specified percentage of the total amount of shares held by the management stockholder, including shares exercisable pursuant to stock options, in any 12-month period after the completion of this offering. “Transfer” means a sale, assignment, encumbrance, gift, pledge, hypothecation, or other disposition of any interest in the common stock.
      Unless a registration statement under the Securities Act covering the proposed transfer is in effect, prior to making any voluntary disposition of any of its shares of common stock, the stockholder proposing to transfer its shares must notify us in writing of its intent to effect the transfer. The notice must be accompanied by:

•	a legal opinion, reasonably satisfactory to our counsel, to the effect that the proposed transfer may be effected without registration under the Securities Act;

•	a “no action” letter from the staff of the SEC to the effect that the transfer without registration will not result in a recommendation by the staff that action be taken with respect to the transfer; or

•	any other showing that is reasonably satisfactory to our legal counsel.
      Upon transfer, the proposed transferee must become party to the stockholders’ agreement in accordance with the terms of the stockholders’ agreement.
      Board Members. So long as Apollo Investment Fund V and its affiliates own at least 2,100,000 shares of common stock, and subject to the rights of the holders of shares of any series of preferred stock, Apollo Investment Fund V has the right to nominate all of the members of our board of directors. Each stockholder party to the stockholders’ agreement has agreed to vote all of the shares of common stock owned or held of record by them to ensure the election of the Apollo Investment Fund V nominees.
      Registration Rights. Subject to certain exceptions, following this offering, if we register any of our common stock either for our own account or for the account of another stockholder, the stockholders which are a party to the stockholders’ agreement are entitled to include their shares of common stock in the registration. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. All expenses incurred in connection with the registration, qualification, or compliance with these provisions of the stockholders’ agreement will be borne by us. All underwriting discounts and selling commissions applicable to the sale of common stock and fees and expenses of counsel for the selling stockholders will be borne by the holders of the shares being registered pro rata on the basis of the number of their shares being registered.
      Amendment. The stockholders’ agreement may be amended, waived, or modified by agreement in writing, signed by us, Apollo Investment Fund V, and the stockholders (other than Apollo Investment Fund V or its affiliates) holding a majority of the shares of common stock held by such stockholders. However, amendments that do not adversely affect the stockholders (other than Apollo Investment Fund V or its affiliates) do not require the consent of the stockholders other than Apollo Investment Fund V and its affiliate stockholders.
      Termination of Certain Rights. Pursuant to the stockholders’ agreement, certain parties are entitled to rights that terminate upon the completion of this offering. The members of GNC Investors, LLC (excluding Apollo Investment Fund V and its affiliates) were granted preemptive rights with respect to issuances of new securities to Apollo Investment Fund V or its affiliates. Apollo Investment Fund V and its affiliates are entitled to drag-along rights pursuant to certain transactions, and all other stockholders were entitled to tag-along rights pursuant to certain proposed transfers by Apollo Investment Fund V and its affiliates. The holders of at least 2.5% of our common stock are entitled to receive from us unaudited quarterly financial statements and audited annual financial statements.
      Termination of Entire Agreement. The stockholders’ agreement terminates upon the earlier of (1) a written agreement among us, Apollo Investment Fund V and its affiliates, and the other stockholders holding a majority of the shares of common stock held by such other stockholders, or (2) the completion of a transaction pursuant to which Apollo Investment Fund V and its affiliates were entitled to exercise a drag-along right with respect to the common stock.
The New York Stock Exchange
      We will apply to list our common stock on the New York Stock Exchange under the symbol “GNC.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is                          .
DESCRIPTION OF CERTAIN DEBT
      The following summary highlights the material terms of the agreements and instruments that govern our material outstanding debt. Although this summary contains a summary of all of the material terms of the agreements and instruments as described, it is not a complete description of all of the terms of the agreements and instruments, and you should refer to the relevant agreement or instrument for additional information, copies of which are available as set forth under “Where You Can Find More Information.”
Senior Credit Facility
      As part of the Numico acquisition, our subsidiary, Centers entered into a senior credit facility provided by a syndicate of lenders arranged by Lehman Brothers Inc. and J.P. Morgan Securities Inc. The senior credit facility originally consisted of a $285.0 million term loan facility and a $75.0 million revolving credit facility. On December 14, 2004, Centers entered into a first amendment to the credit agreement. On May 25, 2006, Centers entered into a second amendment to the credit agreement. After giving effect to the amendments, the senior credit facility consists of a $95.9 million term loan facility and a $75.0 million revolving credit facility.

      Interest Rate; Fees. All borrowings under the senior credit facility bear interest, at our option, at a rate per year equal to (1) the higher of (a) the prime rate or (b) the federal funds effective rate, plus 0.50% per year plus, in each case applicable margins of 1.75% per year for the current term loan facility and 2.00% per year for the revolving credit facility or (2) the Eurodollar rate plus applicable margins of 2.75% per year for the current term loan facility and 3.00% per year for the revolving credit facility, which rates may be decreased if our leverage ratio is decreased. In addition to paying interest on outstanding principal under the senior credit facility, Centers is required to pay a commitment fee to the lenders in respect of unutilized loan commitments at a rate of 0.50% per year.
      Guarantees; Security. Centers’ obligations under the senior credit facility are guaranteed by us and by each of our domestic subsidiaries. In addition, the senior credit facility is secured by first priority security interests in substantially all of Centers’ existing and future assets and the existing and future assets of our subsidiary guarantors, with the exception that only up to 65% of the capital stock of our first-tier foreign subsidiaries has been pledged in favor of the senior credit facility.
      Maturity. The term loan facility matures on December 5, 2009. The revolving credit facility matures on December 5, 2008.
      Prepayment; Reduction. The senior credit facility permits all or any portion of the loans outstanding thereunder to be prepaid at any time and commitments thereunder to be terminated in whole or in part at our option without premium or penalty other than indemnifications for losses that occur when a Eurodollar loan is prepaid on a date that is not the last day of an interest period. Centers is required to repay amounts borrowed under the term loan facility in nominal quarterly installments through the end of 2008 and thereafter in substantial quarterly installments until the maturity date of the term loan facility.
      Subject to certain exceptions, the senior credit facility requires that 100% of the net proceeds from certain asset sales, casualty insurance, condemnations, and debt issuances must be used to pay down the term loan facility and/or to reduce the revolving credit facility commitment. The second amendment to credit agreement deleted a requirement to apply a portion of equity proceeds to pay down the term loan facility or reduce the revolving credit facility commitment.
      Covenants. The senior credit facility contains customary covenants, including financial tests (including maximum senior secured leverage, minimum fixed charge coverage ratio, and maximum capital expenditures), and certain other limitations on our and certain of our subsidiaries’ ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, make optional payments or modifications of other debt instruments, pay dividends or other payments on capital stock, engage in mergers or consolidations, enter into sale and leaseback transactions, enter into arrangements that restrict our ability to pay dividends or grant liens, engage in transactions with affiliates, and change the passive holding company status of our parent.
      Events of Default. The senior credit facility contains events of default, including (subject to customary cure periods and materiality thresholds) defaults based on (1) the failure to make payments under the senior credit facility when due, (2) breach of covenants, (3) inaccuracies of representations and warranties, (4) cross-defaults to other material debt, (5) bankruptcy events, (6) material judgments, (7) certain matters arising under ERISA, (8) the actual or asserted invalidity of documents relating to any guarantee or security document, (9) the actual or asserted invalidity of any subordination terms supporting the senior credit facility, and (10) the occurrence of a change in control. If any such event of default occurs, the lenders under the senior credit facility are entitled to accelerate the facilities and take various other actions, including all actions permitted to be taken by a secured creditor.
8 1/2% Senior Subordinated Notes due 2010
      On December 5, 2003, Centers completed a private offering of $215.0 million of its 8 1/2 % senior subordinated notes due December 1, 2010. The senior subordinated notes were issued under an indenture among Centers, certain of our subsidiaries, and U.S. Bank National Association, as trustee. We have not guaranteed Centers’ obligations under these senior subordinated notes.
      Interest Rate. Interest on the senior subordinated notes accrues at the rate of 8 1/2 % per year and is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2004.
      Optional Redemption. Prior to December 1, 2006, Centers may redeem up to 35% of the aggregate principal amount of the senior subordinated notes at a redemption price of 108.500% of the principal amount, plus accrued and unpaid interest to the redemption date with net cash proceeds of one or more equity offerings or contributions to its equity capital, in each case, that results in net proceeds to Centers of at least $100 million. Centers may redeem all or part of the senior subordinated notes on or after December 1, 2007 at specified redemption prices.
      Guarantees; Ranking. The senior subordinated notes are general unsecured obligations of Centers and are guaranteed on a senior subordinated basis by certain of our domestic subsidiaries. The senior subordinated notes rank equally with Centers’ future senior subordinated debt, and junior to its senior debt, including debt under its senior secured credit facility.
      Covenants. The indenture governing the senior subordinated notes contains certain limitations and restrictions on Centers’ and certain of its subsidiaries’ ability to incur additional debt beyond certain levels, dispose of assets, grant liens on assets, make investments or acquisitions, engage in mergers or consolidations, enter into arrangements that restrict their ability to pay dividends or grant liens, and engage in transactions with affiliates. In addition, the indenture restricts Centers’ and certain of our subsidiaries’ ability to declare or pay dividends to their stockholders, including us.
8 5/8% Senior Notes due 2011
      In January 2005, Centers completed a private offering of $150 million of its 8 5/8 % senior notes due January 15, 2011. The senior notes were issued under an indenture among Centers, certain of our subsidiaries, and U.S. Bank National Association, as trustee. We have not guaranteed Centers’ obligations under these senior notes.
      Interest Rate. Interest on the senior notes accrues at the rate of 8 5/8 % per year and is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2005.
      Optional Redemption. Prior to January 15, 2008, Centers may redeem up to 35% of the aggregate principal amount of the senior notes at a redemption price of 108.625% of the principal amount, plus accrued and unpaid interest to the redemption date under certain circumstances. Centers may redeem all or part of the senior notes on or after January 15, 2008 at specified redemption prices.
      Guarantees; Ranking. The senior notes are general unsecured obligations of Centers and are guaranteed on a senior basis by certain of our domestic subsidiaries. The senior notes rank junior to its senior debt, including debt under its senior secured credit facility.
      Covenants. The indenture governing the senior notes contains certain limitations and restrictions on Centers’ and certain of its subsidiaries’ ability to incur additional debt beyond certain levels, dispose of assets, grant liens on assets, make investments or acquisitions, engage in mergers or consolidations, enter into arrangements that restrict their ability to pay dividends or grant liens, and engage in transactions with affiliates. In addition, the indenture restricts Centers’ and certain of its subsidiaries’ ability to declare or pay dividends to their stockholders, including us.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.
Sale of Restricted Shares and Lock-Up Agreements
      Upon the closing of this offering, we will have outstanding                      shares of common stock based upon our shares outstanding as of                     , 2006.
      Of these shares, the                      shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act.
      The remaining                      shares of common stock were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k), or 701 of the Securities Act. However,                     of these remaining shares of common stock are held by officers, directors, and existing stockholders who are subject to lock-up agreements for a period of 180 days after the date of this prospectus under which they have agreed not to sell or otherwise dispose of their shares of common stock, subject to certain exceptions. Merrill Lynch, Lehman Brothers Inc., and UBS Securities LLC may, in their discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.
      Beginning 180 days after the date of this prospectus,                     of these remaining shares will be eligible for sale in the public market, although all but                      shares will be subject to volume limitations under Rule 144.
Rule 144
      In general, Rule 144 allows a stockholder, or stockholders where shares are aggregated, who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to the sale.
      Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company.
Rule 144(k)
      Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701
      Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract, before we were subject to the reporting requirements of the Securities Exchange Act, and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.
      As of May 31, 2006, 75,000 shares of our outstanding common stock and 1,475,634 of our outstanding options to purchase common stock were issued in reliance on Rule 701.
Sales under Rules 144 and 701
      No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our common stock, the personal circumstances of the sellers, and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.
Registration Rights
      Upon completion of this offering, stockholders who are parties to the stockholders’ agreement have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Description of Capital Stock — Stockholders’ Agreement.”
Options
      In addition to the                      shares of common stock outstanding immediately after this offering, as of May 31, 2006, there were outstanding options to purchase 2,828,360 shares of our common stock. As soon as practicable upon completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our stock plans. Accordingly, shares of our common stock registered under the Form S-8 registration statements will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus without the prior written consent from us or our underwriters.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
      The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership, and disposition of our common stock by an investor that, for U.S. federal income tax purposes, is not a “United States person” as defined below, or a Non-U.S. Holder. This summary is based upon U.S. federal income tax law in effect on the date of this prospectus, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (1) U.S. federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a U.S. trade or business, (B) is a nonresident alien individual who is (or deemed to be) present in the United States for 183 or more days during the taxable year, or (C) owns actually and/or constructively more than 5% of the fair market value of our common stock and (2) state, local, or non-U.S. tax considerations. This summary assumes that investors will hold our common stock as a “capital asset” (generally, property held for investment) under the Internal Revenue Code. Each prospective investor is urged to consult his tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our common stock, including as a result of changes to U.S. federal income tax law after the date of this prospectus.
      For purposes of this summary, a “U.S. person” is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation, partnership, or other entity created in, or organized under the law of, the United States or any state or political subdivision thereof, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a U.S. person on the previous day, and elected to continue to be so treated.
      If a partnership holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.
Dividends
      Dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate subject to reduction or complete exemption under an applicable income tax treaty if the Non-U.S. Holder provides an IRS Form W-8BEN, or a suitable substitute form, certifying that it is entitled to such treaty benefits.
Sale or Other Disposition of Common Stock
      Upon a sale or other disposition of our common stock, a Non-U.S. Holder will generally not be subject to U.S. federal income tax.

Information Reporting and Backup Withholding
      In general, backup withholding will not apply to dividends paid to a Non-U.S. Holder and to proceeds from the disposition of our common stock paid to a Non-U.S. Holder if the holder has provided the required certification that it is a Non-U.S. Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a U.S. person. Generally, we must report to the IRS the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. These information reporting requirements apply even if no tax was required to be withheld. Any amounts over withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is provided to the IRS.

UNDERWRITING
      Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and UBS Securities LLC are acting as representatives and joint book-running managers for this offering, have severally agreed to purchase from us, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock shown opposite their names below:

Underwriter	Number of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
UBS Securities LLC
Total
      If we or the selling stockholders use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one of more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we or the selling stockholders inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. During and after an offering through underwriters, the underwriters may purchase and sell the securities.
      The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is not material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.
      Sales of shares made outside of the United States may be made by affiliates of the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

		Without	With
	Per Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

      The representatives of the underwriters have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $           per share to other dealers. After the offering, the representatives may change the public offering price and other offering terms.
      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          , all of which are payable by us.
Overallotment Option
      The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of                      shares at the public offering price less underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. The option may be exercised to cover overallotments, if any, made in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the preceding table.
No Sales of Similar Securities
      We and the selling stockholders have agreed, without the prior written consent of Merrill Lynch, Lehman Brothers Inc., and UBS Securities LLC, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell, or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right, or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock,

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, or

•	publicly announce the intention to do any of the foregoing.
      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
      The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

New York Stock Exchange Listing
      We will apply to list our common stock on the New York Stock Exchange under the symbol “GNC.”
Indemnification
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Offering Price Determination
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us, Apollo Management V, and the underwriters. The factors that the representatives will consider in determining the public offering price include:

•	the prevailing market conditions;

•	the prospects for the industry in which we compete;

•	an overall assessment of our management;

•	estimates of our business potential and earning prospects; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.
Stabilization, Short Positions, and Penalty Bids
      The representatives may engage in overallotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing, or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act:

•	Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by either exercising their overallotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option, i.e., a “naked short” position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if begun, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Discretionary Sales
      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.
Stamp Taxes
      If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Relationships
      Certain of the underwriters and their affiliates from time to time have provided certain investment banking, commercial banking, and financial advisory services to us and our affiliates, for which they have received customary fees and commissions, and they may provide these services to us in the future, for which they would receive customary fees and commissions.
      Lehman Brothers Inc. acted as joint lead manager and joint book-running manager under our senior credit facility, and its affiliate, Lehman Commercial Paper, Inc., acts as administrative agent.
European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
United Kingdom
      Each underwriter has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business, and (ii) it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.

LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Gardere Wynne Sewell LLP, Dallas, Texas, and for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
      The consolidated financial statements of GNC Corporation and its subsidiaries as of December 31, 2004 and 2005 and for the period from December 5, 2003 through December 31, 2003 and each of the years 2004 and 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of General Nutrition Companies, Inc. and its subsidiaries for the period from January 1, 2003 through December 4, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information in the registration statement. For further information about us and the shares of common stock to be sold in this offering, we refer you to the registration statement, including the documents and agreements filed as exhibits to the registration statement.
      Upon completion of this offering, we will continue to be subject to the reporting and information requirements of the Securities Exchange Act and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GNC CORPORATION AND SUBSIDIARIES
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets
As of December 31, 2004, December 31, 2005 and March 31, 2006 (unaudited)	F-4
Consolidated Statements of Operations and Comprehensive Income

For the period from January 1, 2003 through December 4, 2003, the 27 days ended December 31, 2003, the years ended December 31, 2004, and 2005, and three months ended March 31, 2005 and 2006 (unaudited)
F-5
Consolidated Statements of Stockholders’ (Deficit) Equity
For the period from January 1, 2003 through December 4, 2003, the 27 days ended December 31, 2003, the years ended December 31, 2004, and 2005, and three months ended March 31, 2006 (unaudited)	F-6
Consolidated Statements of Cash Flows

For the period from January 1, 2003 through December 4, 2003, the 27 days ended December 31, 2003, the years ended December 31, 2004, and 2005, and three months ended March 31, 2005 and 2006 (unaudited)
F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Supervisory Board of Royal Numico N.V.
and the Stockholder of General Nutrition Companies, Inc.:
      In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of General Nutrition Companies, Inc., and its subsidiaries (the “Company”) for the period from January 1, 2003 through December 4, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under item 16(b), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
March 1, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
GNC Corporation:
      In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of GNC Corporation and its subsidiaries (the “Company”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 and for the period from December 5, 2003 though December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under item 16(b), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
March 10, 2006

GNC CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,	December 31,	March 31,
	2004	2005	2006

			(Unaudited)
	(In thousands, except share data)
Current assets:
Cash and cash equivalents	$85,161	$86,013	$44,290
Receivables, net of reserve of $7,214, $8,898 and $7,493, respectively (Note 3)	68,148	70,630	77,007
Inventories, net (Note 4)	272,254	298,166	339,928
Deferred tax assets, net (Note 5)	14,133	13,861	13,859
Other current assets (Note 6)	36,382	30,826	30,005

Total current assets	476,078	499,496	505,089
Long-term assets:
Goodwill (Note 7)	78,585	80,109	80,588
Brands (Note 7)	212,000	212,000	212,000
Other intangible assets, net (Note 7)	28,652	26,460	25,965
Property, plant and equipment, net (Note 8)	195,409	179,482	174,705
Deferred financing fees, net	18,130	16,125	15,390
Deferred tax assets, net (Note 5)	1,093	45	45
Other long-term assets (Note 9)	21,393	10,114	8,399

Total long-term assets	555,262	524,335	517,092

Total assets	$1,031,340	$1,023,831	$1,022,181

Current liabilities:
Accounts payable, includes cash overdraft of $4,144, $5,063 and $5,219, respectively (Note 10)	$106,557	$104,595	$130,607
Accrued payroll and related liabilities (Note 11)	20,353	20,812	20,532
Accrued income taxes (Note 5)	—	2,280	8,830
Accrued interest (Note 13)	1,863	7,877	9,181
Current portion, long-term debt (Note 13)	3,901	2,117	2,133
Other current liabilities (Note 12)	61,325	64,826	68,831

Total current liabilities	193,999	202,507	240,114
Long-term liabilities:
Long-term debt (Note 13)	506,474	471,244	470,710
Other long-term liabilities	9,866	10,891	10,679

Total long-term liabilities	516,340	482,135	481,389

Total liabilities	710,339	684,642	721,503
Cumulative redeemable exchangeable preferred stock, $0.01 par value, 110,000 shares authorized, 100,000 shares issued and outstanding (liquidation preference of $123,815, $136,349 and $140,183, respectively) (Note 17)	112,734	127,115	130,982
Stockholders’ equity:
Common stock, $0.01 par value, 100,000,000 shares authorized, 29,854,663, 29,538,413 and 29,546,538 shares issued and outstanding, respectively (Note 18)	299	296	296
Paid-in-capital	178,245	177,615	128,289
Retained earnings	28,924	32,939	40,507
Treasury stock, at cost, 100,000, zero and zero shares, respectively (Note 18)	(364)	—	—
Accumulated other comprehensive income	1,163	1,224	604

Total stockholders’ equity	208,267	212,074	169,696

Total liabilities and stockholders’ equity	$1,031,340	$1,023,831	$1,022,181

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income

	Predecessor	Successor			Successor

	Period Ended	27 Days Ended			Three Months Ended
	December 4,	December 31,	Year Ended December 31,		March 31,

	2003	2003	2004	2005	2005	2006

					(Unaudited)
	(In thousands, except share data)
Revenue	$1,340,209	$89,288	$1,344,742	$1,317,708	$336,435	$386,892
Cost of sales, including costs of warehousing, distribution and occupancy	934,860	63,580	895,235	898,740	230,456	256,872

Gross profit	405,349	25,708	449,507	418,968	105,979	130,020
Compensation and related benefits	234,990	16,719	229,957	228,626	57,314	65,852
Advertising and promotion	38,413	514	43,955	44,661	14,601	15,839
Other selling, general and administrative	70,938	5,098	73,871	76,532	18,915	21,063
Income from legal settlements	(7,190)	—	—	—	—	—
Foreign currency (gain) loss	(2,895)	22	(290)	(555)	(105)	(588)
Impairment of goodwill and intangible assets	709,367	—	—	—	—	—
Other expense (income)	—	—	1,330	(2,500)	(2,500)	—

Operating (loss) income	(638,274)	3,355	100,684	72,204	17,754	27,854
Interest expense, net (Note 13)	121,125	2,773	34,515	43,078	13,471	9,676

(Loss) income before income taxes	(759,399)	582	66,169	29,126	4,283	18,178
Income tax (benefit) expense (Note 5)	(174,478)	228	24,502	10,730	1,547	6,743

Net (loss) income	(584,921)	354	41,667	18,396	2,736	11,435
Other comprehensive income (loss)	1,603	302	861	61	(264)	(620)

Comprehensive (loss) income	$(583,318)	$656	$42,528	$18,457	$2,472	$10,815

(Loss) income per share — Basic and Diluted:
Net (loss) income	$(584,921)	$354	$41,667	$18,396	$2,736	$11,435
Cumulative redeemable exchangeable preferred stock dividends and accretion	—	(891)	(12,743)	(14,381)	(3,439)	(3,867)

Net (loss) income available to common stockholders	$(584,921)	$(537)	$28,924	$4,015	$(703)	$7,568

(Loss) earnings per share
Basic	$(19.78)	$(0.02)	$0.97	$0.14	$(0.02)	$0.26

Diluted	$(19.78)	$(0.02)	$0.97	$0.13	$(0.02)	$0.25

Weighted average shares outstanding:
Basic	29,566,666	29,566,666	29,819,090	29,645,872	29,752,552	29,551,413

Diluted	29,566,666	29,566,666	29,819,090	30,225,309	29,752,552	30,003,954

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders’ (Deficit) Equity

							Accumulated	Total
	Common Stock				Treasury Stock		Other	Stockholders’
				Retained			Comprehensive	(Deficit)
	Shares	Dollars	Paid-in-Capital	Earnings	Shares	Dollars	(Loss)/Income	Equity

	(In thousands, except share data)
Predecessor
Balance at January 1, 2003	—	$—	$690,955	$(1,183,231)	—	$—	$(1,476)	$(493,752)
Net loss	—	—	—	(584,921)	—	—	—	(584,921)
Foreign currency translation adjustments	—	—	—	—	—	—	1,603	1,603

Balance at December 4, 2003	—	$—	$690,955	$(1,768,152)	—	$—	$127	$(1,077,070)

Successor
GNC Corporation investment in General Nutrition Centers, Inc.	29,566,666	$296	$177,204	$—	—	$—	$—	$177,500
Preferred stock dividends	—	—	(534)	(354)	—	—	—	(888)
Amortization of preferred stock issuance costs	—	—	(3)	—	—	—	—	(3)
Net income	—	—	—	354	—	—	—	354
Foreign currency translation adjustments	—	—	—	—	—	—	302	302

Balance at December 31, 2003	29,566,666	296	176,667	—	—	—	302	177,265
Issuance of common stock	287,997	3	1,578	—	—	—	—	1,581
Purchase of treasury stock	—	—	—	—	(100,000)	(364)	—	(364)
Preferred stock dividends	—	—	—	(12,642)	—	—	—	(12,642)
Amortization of preferred stock issuance costs	—	—	—	(101)	—	—	—	(101)
Net income	—	—	—	41,667	—	—	—	41,667
Foreign currency translation adjustments	—	—	—	—	—	—	861	861

Balance at December 31, 2004	29,854,663	299	178,245	28,924	(100,000)	(364)	1,163	208,267
Retirement of treasury stock	(100,000)	(1)	(363)	—	100,000	364	—	—
Repurchase and retirement of common stock	(216,250)	(2)	(899)	—	—	—	—	(901)
Non-cash stock compensation	—	—	632	—	—	—	—	632
Preferred stock dividends	—	—	—	(14,248)	—	—	—	(14,248)
Amortization of preferred stock issuance costs	—	—	—	(133)	—	—	—	(133)
Net income	—	—	—	18,396	—	—	—	18,396
Foreign currency translation adjustments	—	—	—	—	—	—	61	61

Balance at December 31, 2005	29,538,413	296	177,615	32,939	—	—	1,224	212,074
Repurchase and retirement of common stock	(16,875)	—	(68)	—	—	—	—	(68)
Non-cash stock-based compensation	25,000	—	676	—	—	—	—	676
Preferred stock dividends	—	—	—	(3,834)	—	—	—	(3,834)
Amortization of preferred stock issuance costs	—	—	—	(33)	—	—	—	(33)
Net income	—	—	—	11,435	—	—	—	11,435
Restricted payment made by General Nutrition Centers, Inc. to GNC Corporation Common Stockholders	—	—	(49,934)	—	—	—	—	(49,934)
Foreign currency translation adjustments	—	—	—	—	—	—	(620)	(620)

Balance at March 31, 2006 (unaudited)	29,546,538	$296	$128,289	$40,507	—	$—	$604	$169,696

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Predecessor	Successor			Successor

	Period Ended	27 Days Ended	Year Ended		Three Months Ended
	December 4,	December 31,	December 31,		March 31,

	2003	2003	2004	2005	2005	2006

					(Unaudited)
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(584,921)	$354	$41,667	$18,396	$2,736	$11,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	50,880	1,950	34,778	37,045	9,139	8,656
Fixed asset write-off	—	—	—	665	—	—
Deferred fee writedown — early debt extinguishment	—	—	—	3,890	3,890	—
Amortization of intangible assets	8,171	303	4,015	3,990	961	978
Amortization of deferred financing fees	—	224	2,772	2,825	683	735
Impairment of goodwill and intangible assets	709,367	—	—	—	—	—
Increase in provision for inventory losses	27,701	2,237	9,588	9,353	2,238	909
Stock appreciation rights compensation	4,347	—	—	—	—	—
Non-cash stock-based compensation	—	—	—	632	—	676
Increase (decrease) in provision for losses on accounts receivable	1,953	767	1,828	1,784	591	(395)
(Increase) decrease in net deferred taxes	(197,629)	(210)	24,154	1,321	2,408	—
Changes in assets and liabilities:
Decrease (increase) in receivables	57,933	2,119	3,455	(6,198)	(872)	(6,977)
Decrease (increase) in inventory, net	1,258	1,581	(24,658)	(33,259)	(23,159)	(42,217)
Decrease in franchise note receivables, net	1,546	1,326	11,572	6,650	3,604	1,109
(Increase) decrease in other assets	(5,597)	(10,977)	(319)	6,684	1,495	348
(Decrease) increase in accounts payable	(3,245)	(5,342)	3,855	(2,853)	26,157	25,846
Increase (decrease) in accrued taxes	5,638	438	(438)	2,280	—	6,550
Increase in interest payable	—	1,799	64	6,014	7,159	1,303
Increase (decrease) in accrued liabilities	15,466	8,119	(28,865)	4,967	(1,490)	3,517

Net cash provided by operating activities	92,868	4,688	83,468	64,186	35,540	12,473

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(31,020)	(1,827)	(28,329)	(20,825)	(4,383)	(3,692)
Sale of corporate stores to franchisees	2,760	24	169	23	—	—
Store acquisition costs	(3,193)	(81)	(979)	(733)	(558)	(131)
Acquisition of General Nutrition Companies, Inc.	—	(738,117)	2,102	—	—	—

Net cash used in investing activities	(31,453)	(740,001)	(27,037)	(21,535)	(4,941)	(3,823)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted payment made by General Nutrition Centers, Inc. to GNC Corporation Common Stockholders	—	—	—	—	—	(49,934)
Issuance proceeds (costs) of preferred stock	—	100,000	(459)	—	—	—
Issuance of common stock	—	177,500	1,581	—	—	—
Repurchase and retirement of common stock	—	—	—	(901)	(416)	(68)
Purchase of treasury stock	—	—	(364)	—
Increase (decrease) in cash overdrafts	1,915	1,735	(347)	919	1,760	156
Payments on long-term debt, related party	(91,794)	—	—	—
Payments on long-term debt	(887)	—	(3,828)	(187,014)	(185,491)	(517)
Proceeds from senior notes issuance	—	—	—	150,000	150,000	—
Borrowings from senior credit facility	—	285,000	—	—	—	—
Proceeds from senior subordinated notes issuance		215,000	—	—	—	—
Financing fees	—	(20,020)	(1,106)	(4,710)	(3,785)	—

Net cash (used in) provided by financing activities	(90,766)	759,215	(4,523)	(41,706)	(37,932)	(50,363)

Effect of exchange rate on cash	12	(152)	77	(93)	(63)	(10)

Net (decrease) increase in cash	(29,339)	23,750	51,985	852	(7,396)	(41,723)
Beginning balance, cash	38,765	9,426	33,176	85,161	85,161	86,013

Ending balance, cash	$9,426	$33,176	$85,161	$86,013	$77,765	$44,290

The accompanying notes are an integral part of the consolidated financial statements.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	NATURE OF BUSINESS
      General Nature of Business. GNC Corporation (“GNC” or the “Company”) (f/k/a General Nutrition Centers Holding Company), a Delaware corporation, is a leading specialty retailer of nutritional supplements, which include: vitamins, minerals and herbal supplements (“VMHS”), sports nutrition products, diet products and other wellness products.
      The Company’s organizational structure is vertically integrated as the operations consist of purchasing raw materials, formulating and manufacturing products and selling the finished products through its retail, franchising and manufacturing/wholesale segments. The Company operates primarily in three business segments: Retail; Franchising; and Manufacturing/ Wholesale. Corporate retail store operations are located in North America and Puerto Rico and in addition the Company offers products domestically through www.gnc.com and drugstore.com. Franchise stores are located in the United States and 40 international markets. The Company operates its primary manufacturing facilities in South Carolina and distribution centers in Arizona, Pennsylvania and South Carolina. The Company also operates a smaller manufacturing facility in Australia. The Company manufactures the majority of its branded products, but also merchandises various third-party products. Additionally, the Company licenses the use of its trademarks and trade names.
      The processing, formulation, packaging, labeling and advertising of the Company’s products are subject to regulation by one or more federal agencies, including the Food and Drug Administration (“FDA”), Federal Trade Commission (“FTC”), Consumer Product Safety Commission, United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various agencies of the states and localities in which the Company’s products are sold.
      Acquisition of the Company. In August 1999, General Nutrition Companies, Inc. (“GNCI”) was acquired by Numico Investment Corp. (“NIC”), which subsequent to the Acquisition, was merged into GNCI. NIC was a wholly owned subsidiary of Numico U.S. L.P., which was merged into Nutricia USA, Inc. (“Nutricia”) in 2000. Nutricia (now known as Numico USA, Inc.) is a wholly owned subsidiary of Koninklijke (Royal) Numico N.V. (“Numico”), a Dutch public company headquartered in Zoetermeer, Netherlands. The results of GNCI were reported as part of the consolidated Numico financial statements from August 1999 to December 4, 2003.
      On October 16, 2003, the Company entered into a purchase agreement (the “Purchase Agreement”) with Numico and Numico USA, Inc. to acquire 100% of the outstanding equity interest of GNCI from Numico USA, Inc. on December 5, 2003, (the “Acquisition”). The purchase equity contribution was made by GNC Investors, LLC (“GNC LLC”), an affiliate of Apollo Management V, L.P. (“Apollo Management V”), together with additional institutional investors and certain management of the Company. The equity contribution from GNC LLC was recorded by the Company. The Company utilized this equity contribution to purchase the investment in General Nutrition Centers, Inc. (“Centers”). Centers is a wholly owned subsidiary of the Company. The transaction closed on December 5, 2003 and was accounted for under the purchase method of accounting. As a result of the Acquisition, fair values were assigned and the accompanying financial statements as of December 31, 2003 reflect adjustments made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”.
      The net purchase price was $733.2 million, which was paid from total proceeds via a combination of cash and the proceeds from the issuance of Centers’ 8 1/2 % Senior Subordinated Notes due 2010 (the “Senior Subordinated Notes”) and borrowings under a senior credit facility, and is summarized herein. Apollo Investment Fund V, L.P., together with related co-investment entities (collectively, “Apollo Funds V”) and certain institutional investors, through GNC LLC and the Company, contributed a cash equity investment of $277.5 million to Centers. In connection with the Acquisition, on December 5, 2003,

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Centers also issued $215.0 million aggregate principal amount of its Senior Subordinated Notes, resulting in net proceeds to Centers of $207.1 million. In addition, Centers obtained a secured senior credit facility consisting of a $285.0 million term loan facility due in 2009 and a $75.0 million revolving credit facility due in 2008. Centers borrowed the entire $285.0 million under the term loan facility to fund a portion of the Acquisition price, which netted proceeds to Centers of $275.8 million. These total proceeds were reduced by certain debt issuance and other transaction costs. Subject to certain limitations in accordance with the Purchase Agreement, Numico and Numico USA, Inc. agreed to indemnify Centers on losses arising from, among other items, breaches of representations, warranties, covenants and other certain liabilities relating to the business of GNCI, arising prior to December 5, 2003 as well as any losses payable in connection with certain litigation, including ephedra related claims. Centers utilized these proceeds to purchase GNCI, with the remainder of $19.8 million used to fund operating capital.
      At December 31, 2003, the Company had recorded a $15.7 million receivable from Numico related to a working capital contingent purchase price adjustment and an estimated $3.0 million payable to Numico related to a tax purchase price adjustment. Subsequent to the Acquisition, in 2004, the Company received a cash payment of $15.7 million from Numico related to a working capital contingent purchase price adjustment and the Company remitted a payment to Numico of $5.9 million related to a tax purchase price adjustment.

NOTE 2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
      The accompanying consolidated financial statements and footnotes have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America and with the instructions to Form 10-K and Regulation S-X.
      The accompanying unaudited consolidated financial statements include all adjustments (consisting of a normal and recurring nature) that management considers necessary for a fair statement of financial information for the interim periods. Interim results are not necessarily indicative of the results that may be expected for the remainder of the year ending December 31, 2006.
      The accompanying financial statements for the periods prior to the Acquisition are labeled as “Predecessor” and the periods subsequent to the Acquisition are labeled as “Successor”.
      Successor. The accompanying financial statements for the 27 days ended December 31, 2003 and for the years ended December 31, 2004 and 2005 include the accounts of the Company and its wholly owned subsidiaries. Included in this period are fair value adjustments to assets and liabilities, including inventory, goodwill, other intangible assets and property, plant and equipment. Also included is the corresponding effect these adjustments had to cost of sales, depreciation and amortization expenses.
      Predecessor. For the period from January 1, 2003 to December 4, 2003 the consolidated financial statements of GNCI were prepared on a carve-out basis and reflect the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America. The financial statements for this period reflected amounts that were pushed down from Nutricia and Numico in order to depict the financial position, results of operations and cash flows of GNCI based on these carve-out principles. In conjunction with the sale of GNCI to the Company, all related party term debt was settled in full. As a result of recording these amounts, the financial statements of GNCI may not be indicative of the results that would be presented if GNCI had operated as an independent, stand-alone entity. Refer to the following footnotes for further discussion of GNCI’s related party transactions with Nutricia, Numico and other related entities.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s normal reporting period is based on a calendar year. Therefore, the Predecessor results of operations presented in the accompanying audited financial statements for the period from January 1, 2003 to December 4, 2003 are not necessarily indicative of the results that would be expected for the full reporting year.

Summary of Significant Accounting Policies
      Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20% to 50%. Investment ownership of less than 20% is accounted for on the cost method. All material intercompany transactions have been eliminated in consolidation. We have no relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off balance sheet arrangements, or other contractually narrow or limited purposes.
      Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Accordingly, these estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Some of the most significant estimates pertaining to the Company include the valuation of inventories, the allowance for doubtful accounts, income tax valuation allowances and the recoverability of long-lived assets. On a regular basis, management reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.
      Cash and Cash Equivalents. The Company considers cash and cash equivalents to include all cash and liquid deposits and investments with a maturity of three months or less. The majority of payments due from banks for third-party credit cards process within 24-48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card transactions are classified as cash and the amounts due from these transactions totaled $1.4 million at December 31, 2004 and $2.6 million at December 31, 2005.
      Inventories. Inventory components consist of raw materials, work-in-process, finished product and packaging supplies. Inventories are stated at the lower of cost or market on a first in/first out (“FIFO”) basis. The cost elements of inventory include materials, labor and overhead, delivery and handling costs. Cost is determined using a standard costing system which approximates actual costs. The Company regularly reviews its inventory levels in order to identify slow moving and short dated products, expected length of time for product sell through and future expiring product. Upon analysis, the Company has established certain valuation allowances to reserve for such inventory. When allowances are considered necessary, after such reviews, the inventory balances are adjusted and reflected net in the accompanying financial statements.
      Accounts Receivable and Allowance for Doubtful Accounts. The Company sells product to its franchisees and, to a lesser extent, various third parties. See the footnote, “Receivables”, for the components of accounts receivable. Payment terms for product sales to our customers, including domestic franchisees, range from 30 to 90 days. Payment terms to our international franchisees are greater than 90 days to allow for the longer delivery period involved in shipping product to international markets. To determine the allowance for doubtful accounts in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan (as amended)”, factors that affect collectibility from the Company’s franchisees or third-party customers include their financial strength, payment history, reported sales and the overall retail economy. The Company establishes an allowance for doubtful accounts for franchisees

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
based on an assessment of the franchisees’ operations which includes analysis of their operating cash flows, sales levels, and status of amounts due to the Company, such as rent, interest and advertising. In addition, the Company considers the franchisees’ inventory and fixed assets, which the Company can use as collateral in the event of a default by the franchisee. An allowance for international franchisees is calculated based on unpaid, unsecured amounts associated with their receivable balance. An allowance for receivable balances due from third parties is recognized, if considered necessary, based on facts and circumstances. These allowances are deducted from the related receivables and reflected net in the accompanying financial statements.
      Notes Receivable. The Company offers financing to qualified franchisees in connection with the initial purchase of a franchise store. The notes offered by the Company to its franchisees are demand notes, payable monthly over a period ranging from five to seven years. Interest accrues principally at an annual rate that ranges from 9.25% to 13.75%, based on the amount of initial deposit, and is payable monthly. Allowances for these receivables are recognized in accordance with the Company’s policy described in the Accounts Receivable and Allowance for Doubtful Accounts policy.
      Property, Plant and Equipment. Property, plant and equipment expenditures are recorded at cost. Depreciation and amortization are recognized using the straight-line method over the estimated useful life of the property. Fixtures are depreciated over three to eight years, and equipment is generally depreciated over ten years. Computer equipment and software costs are generally depreciated over three years. Amortization of improvements to retail leased premises is recognized using the straight-line method over the estimated useful life of the improvements, or over the life of the related leases including renewals that are reasonably assured, whichever period is shorter. Buildings are depreciated over 40 years and building improvements are depreciated over the remaining useful life of the building. The Company records tax depreciation in conformity with the provisions of applicable tax law.
      Expenditures that materially increase the value or clearly extend the useful life of property, plant and equipment are capitalized in accordance with the policies outlined above. Repair and maintenance costs incurred in the normal operations of business are expensed as incurred. Gains from the sale of property, plant and equipment are recognized in current operations.
      The Company recognized depreciation expense of property, plant and equipment of $2.0 million, $34.5 million and $37.0 million for the 27 days ended December 31, 2003 and the years ended December 31, 2004 and 2005, respectively. GNCI recognized $50.9 million for the period from January 1 to December 4, 2003.
      Goodwill and Intangible Assets. Goodwill represents the excess of purchase price over the fair value of identifiable net assets of acquired entities. Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. The Company completes its annual impairment test in the fourth quarter. The Company records goodwill and franchise rights upon the acquisition of franchisee stores when the consideration given to the franchisee exceeds the fair value of the identifiable assets acquired and liabilities assumed of the store. This goodwill is accounted for in accordance with the above policy. See the footnote, “Goodwill and Intangible Assets”.
      Long-lived Assets. The Company periodically performs reviews of underperforming businesses and other long-lived assets, including amortizable intangible assets, for impairment pursuant to the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” These reviews may include an analysis of the current operations and capacity utilization, in conjunction with an analysis of the markets in which the businesses are operating. A comparison is performed of the undiscounted projected cash flows of the current operating forecasts to the net book value of the related assets. If it is determined that the full value of the assets may not be recoverable, an appropriate charge to adjust the carrying value of the long-lived assets to fair value may be required.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Revenue Recognition. The Company operates predominately as a retailer, through Company-owned stores, franchised stores and sales through its website, gnc.com and to a lesser extent through wholesale operations. For all years and period presented herein, the Company has complied with and adopted Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.”
      The Retail segment recognizes revenue at the moment a sale to a customer is recorded. These revenues are recorded via the Company’s point-of-sale system. Gross revenues are netted (decreased) by actual customer returns and an allowance for expected customer returns. The Company records a reserve for expected customer returns based on management’s estimate, which is derived from historical return data. Revenue is deferred on sales of the Company’s Gold Cards and subsequently amortized over 12 months. The length of the amortization period is determined based on matching the discounts associated with the Gold Card program to the revenue deferral during the twelve month membership period. For an annual fee, the card provides customers with a 20% discount on all products purchased, both on the date the card is purchased and certain specified days of every month. The Company also defers revenue for sales of gift cards until such time the gift cards are redeemed for products.
      The Franchise segment generates revenues through product sales to franchisees, royalties, franchise fees and interest income on the financing of the franchise locations. See the footnote, “Franchise Revenue”. These revenues are netted by actual franchisee returns and an allowance for projected returns. The franchisees purchase a majority of the products they sell from the Company at wholesale prices. Revenue on product sales to franchisees is recognized when risk of loss, title and insurable risks have transferred to the franchisee. Franchise fees are recognized by the Company at the time of a franchise store opening. Interest on the financing of franchisee notes receivable is recognized as it becomes due and payable. Gains from the sale of company-owned stores to franchisees are recognized in accordance with SFAS No. 66, “Accounting for Sales of Real Estate”. This standard requires gains on sales of corporate stores to franchisees to be deferred until certain criteria are satisfied regarding the collectibility of the related receivable and the seller’s remaining obligations. Remaining sources of franchise income, including royalties, are recognized as earned.
      The Manufacturing/ Wholesale segment sells product primarily to the other Company segments, third-party customers and historically to certain related parties. Revenue is recognized when risk of loss, title and insurable risks have transferred to the customer. The Company also has a consignment arrangement with certain customers and revenue is recognized when products are sold to the ultimate customer.
      Cost of Sales. The Company purchases products directly from third party manufacturers as well as manufactures its own products. The Company’s cost of sales includes product costs, costs of warehousing and distribution and occupancy costs. The cost of manufactured products includes depreciation expense related to the manufacturing facility and related equipment. The amortization of intangibles is included in cost of sales as the underlying intangibles relates to the Company’s retail and franchise operations.
      Vendor Allowances. The Company enters into two main types of arrangements with certain vendors, the most significant of which results in the Company receiving credits as sales rebates based on arrangements with such vendors (“sales rebates”). The Company also enters into arrangements with certain vendors through which the Company receives rebates for purchases during the year typically based on volume discounts (“volume rebates”). As the right of offset exists under these arrangements, rebates received under both arrangements are recorded as a reduction in the vendors’ accounts payable balances on the balance sheet and represent the estimated amounts due to GNC under the rebate provisions of such contracts. Rebates are presented as a reduction in accounts payable and are immaterial at December 31, 2005 and 2004. The corresponding rebate income is recorded as a reduction of cost of goods sold, in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 02- 16, “Accounting by a Reseller for Cash Consideration Received from a Vendor.” For volume rebates, the appropriate level

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of such income is derived from the level of actual purchases made by GNC from suppliers. The amount recorded as a reduction to cost of goods sold was $16.5 million for the period January 1, 2003 to December 4, 2003, $0.5 million for the 27 days ended December 31, 2003 and $13.8 million and $19.9 million for the years ended December 31, 2004 and 2005, respectively.
      Distribution and Shipping Costs. The Company charges franchisees and third-party customers shipping and transportation costs and reflects these charges in revenue. The unreimbursed costs that are associated with these charges are included in cost of sales.
      Research and Development. Research and development costs arising from internally generated projects are expensed by the Company as incurred. The Company recognized $0.1 million, $1.7 million and $0.8 million in research and development costs for the 27 days ended December 31, 2003, and the years ended December 31, 2004 and 2005, respectively. GNCI recognized research and development amounts charged by Numico directly to expense during the Predecessor period. Research and development costs, recognized by GNCI, for the period January 1, 2003 to December 4, 2003 were $5.2 million. These costs are included in Other SG&A costs in the accompanying financial statements. See the footnote, “Related Party Transactions.”
      Advertising Expenditures. The Company recognizes advertising, promotion and marketing program costs the first time the advertising takes place with exception to the costs of producing advertising, which are expensed as incurred during production. The Company administers national advertising funds on behalf of its franchisees. In accordance with the franchisee contracts, the Company collects advertising funds from the franchisees and utilizes the proceeds to coordinate various advertising and marketing campaigns. In accordance with SFAS No. 45, “Accounting for Franchise Fee Revenue”, these funds are accounted for as a reduction of the Company’s total advertising expenditures. The Company recognized $0.5 million, $44.0 million and $44.7 million in advertising expense for the 27 days ended December 31, 2003 and the years ended December 31, 2004 and 2005 respectively. GNCI recognized advertising expense of $38.4 million for the period January 1, 2003 to December 4, 2003.
      The Company has a balance of unused barter credits on account with a third-party barter agency. The Company generated these barter credits by exchanging inventory with a third-party barter vendor. In exchange, the barter vendor supplied us with barter credits. We did not record a sale on the transaction as the inventory sold was for expiring products that were previously fully reserved for on our balance sheet. In accordance with the Accounting Principles Board (“APB”) No. 29, a sale is recorded based on either the value given up or the value received, whichever is more easily determinable. The value of the inventory was determined to be zero, as the inventory was fully reserved. Therefore, these credits were not recognized on the balance sheet and are only realized when we purchase services or products through the bartering company. The credits can be used to offset the cost of purchasing services or products. As of December 31, 2004 and 2005 the available credit balance was $11.3 million and $9.5 million, respectively. The barter credits are available for use through April 1, 2009.
      Other Selling, General and Administrative Expenses. Other selling, general and administrative expenses consist of selling expenses, such as credit card discounts, supplies for our stores and home office, communication costs, travel and entertainment, leasing costs and services purchased.
      Leases. The Company has various operating leases for company-owned and franchised store locations and equipment. Store leases generally include amounts relating to base rental, percent rent and other charges such as common area maintenance fees and real estate taxes. Periodically, the Company receives varying amounts of reimbursements from landlords to compensate the Company for costs incurred in the construction of stores. These reimbursements are amortized by the Company as an offset to rent expense

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
over the life of the related lease. The Company determines the period used for the straight-line rent expense for leases with option periods and conforms it to the term used for amortizing improvements.
      The Company leases a 230,000 square-foot facility in Greenville, South Carolina for the manufacture of its own proprietary and certain third-party products, and a 630,000 square-foot complex located in Anderson, South Carolina, for packaging, materials receipt, lab testing, warehousing, and distribution. Both the Greenville and Anderson facilities are leased on a long-term basis pursuant to “fee-in-lieu-of-taxes” arrangements with the counties in which the facilities are located, but the Company retains the right to purchase each of the facilities at any time during the lease for $1.00, subject to a loss of tax benefits. As part of a tax incentive arrangement, the Company assigned the facilities to the counties and leases them back under operating leases. The Company leases the facilities from the counties where located, in lieu of paying local property taxes. Upon exercising its right to purchase the facilities back from the counties, the Company will be subject to the applicable taxes levied by the counties. In accordance with SFAS No. 98, “Accounting for Leases,” the purchase option in the lease agreements prevent sale-leaseback accounting treatment. As a result, the original cost basis of the facilities remains on the balance sheet and continues to be depreciated.
      The Company leases a 210,000 square-foot distribution center in Leetsdale, Pennsylvania and a 112,000 square-foot distribution center in Phoenix, Arizona. The Company conducts additional manufacturing that it performs for wholesalers or retailers of third-party products, as well as certain additional warehousing at leased facilities located in New South Wales, Australia. The Company also has operating leases for its fleet of distribution tractors and trailers and fleet of field management vehicles. In addition, the Company also has a minimal amount of leased office space in California, Florida, Delaware and Illinois. The expense associated with leases that have escalating payment terms is recognized on a straight-line basis over the life of the lease. See the footnote, “Long-Term Lease Obligations.”
      Lease Accounting Correction. Like other companies in the retail industry, in the first quarter of 2005, the Company reviewed its accounting practices and policies with respect to leasing transactions. Following that review the Company corrected an error in our 2004 and prior lease accounting practices to conform the period used to determine straight-line rent expense for leases with option periods with the term used to amortize improvements. The Company recognized a one-time non-cash rent charge of $0.9 million pre-tax, ($0.6 million after tax) in the fourth quarter of 2004. The charge was cumulative and primarily related to prior periods. As the correction relates solely to accounting treatment, it does not affect historical or future cash flows or the timing of payments under the related leases. The effect on the Company’s current or prior results of operations, cash flows and financial position was immaterial.
      Contingencies. In accordance with SFAS No. 5, “Accounting for Contingencies (as amended)” the Company accrues a loss contingency if it is probable and can be reasonably estimated that an asset had been impaired or a liability had been incurred at the date of the financial statements if those financial statements have not been issued. If both of the conditions above are not met, or if an exposure to loss exists in excess of the amount accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The Company accrues costs that are part of legal settlements when the settlement is determined by the court or is probable.
      Pre-Opening Expenditures. The Company recognizes the cost associated with the opening of new stores as incurred. These costs are charged to expense and are not material for the periods presented. Franchise store pre-opening costs are incurred by the franchisees.
      Deferred Financing Fees. Costs related to the financing of the Senior Subordinated Notes, Senior Notes and the senior credit facility were capitalized and are being amortized over the term of the respective debt. Accumulated amortization as of December 31, 2004 and 2005 was $3.0 million and $5.8 million, respectively.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” As prescribed by SFAS No. 109, the Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. See the footnote, “Income Taxes.”
      For the year ended December 31, 2005 the Company will file a consolidated federal income tax return. For state income tax purposes, the Company will file on both a consolidated and separate return basis in the states in which it conducts business. The Company filed in a consistent manner for the year ended December 31, 2004 and for the 27 days ended December 31, 2003.
      For the period January 1, 2003 to December 4, 2003, GNCI was a member of a consolidated filing group for federal income tax purposes. The filing group included GNCI, Nutricia and two other U.S. based affiliates, Rexall Sundown, Inc. (“Rexall”) and Unicity Network, Inc. (“Unicity”), both also wholly owned by Numico. An informal tax sharing agreement existed among the members of the consolidated filing group that provided for each entity to be responsible for a portion of the consolidated tax liability equal to the amount that would have been determined on a separate return basis. The agreement also provided for each company to be paid for any decreases in the consolidated federal income tax liability resulting from the utilization of deductions, losses and credits from current or prior years that were attributable to each entity. The current and deferred tax expense for the period ended December 4, 2003 are presented in the accompanying consolidated financial statements and was determined as if GNCI were a separate taxpayer. For state income tax purposes, the Company files on both a consolidated and separate return basis in the states in which they conduct business. Amounts due to Numico for taxes were settled in conjunction with the Acquisition. According to the Purchase Agreement, Numico has agreed to indemnify the Company for any subsequent tax liabilities arising from periods prior to the Acquisition.
      Self-Insurance. The Company has procured insurance for such areas as: (1) general liability; (2) product liability; (3) directors and officers liability; (4) property insurance; and (5) ocean marine insurance. The Company is self-insured for such areas as: (1) medical benefits; (2) workers’ compensation coverage in the State of New York with a stop loss of $250,000; (3) physical damage to the Company’s tractors, trailers and fleet vehicles for field personnel use; and (4) physical damages that may occur at the corporate store locations. We are not insured for certain property and casualty risks due to the frequency and severity of a loss, the cost of insurance and the overall risk analysis. The Company’s associated liability for this self-insurance was not significant as of December 31, 2004 and 2005. Prior to the Acquisition, GNCI was included as an insured under several of Numico’s global insurance policies.
      The Company carries product liability insurance with a retention of $1.0 million per claim with an aggregate cap on retained losses of $10.0 million. The Company carries general liability insurance with retention of $100,000 per claim with an aggregate cap on retained losses of $600,000. The majority of the Company’s workers’ compensation and auto insurance are in a deductible/retrospective plan. The Company reimburses the insurance company for the workers’ compensation and auto liability claims, subject to a $250,000 and $100,000 loss limit per claim, respectively.
      As part of the medical benefits program, the Company contracts with national service providers to provide benefits to its employees for all medical, dental, vision and prescription drug services. The Company then reimburses these service providers as claims are processed from Company employees. The Company maintains a specific stop loss provision of $250,000 per incident with a maximum limit up to $2.0 million per participant, per benefit year, respectively. The Company has no additional liability once a participant exceeds the $2.0 million ceiling. The Company’s liability for medical claims is included as a

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
component of accrued benefits in “Accrued Payroll and Related Liabilities” and was $2.6 million and $3.0 million as of December 31, 2004 and 2005, respectively.
      Stock Compensation. The Company adopted SFAS No. 123(R), effective January 1, 2006. The Company selected the modified prospective method, which does not require adjustment to prior period financial statements and measures expected future compensation cost for stock-based awards at fair value on grant date. The Company utilizes the Black-Scholes model to calculate the fair value of options under SFAS No. 123(R), which is consistent with disclosures previously included in prior year financial statements under SFAS No. 123 “Accounting for Stock-Based Compensation”, (“SFAS No. 123”) The resulting compensation cost is recognized in the Company’s financial statements over the option vesting period.
      Prior to the adoption of SFAS No. 123(R) and as permitted under SFAS No. 123 the Company measured compensation expense related to stock options in accordance with APB No. 25 and related interpretations which use the intrinsic value method. If compensation expense were determined based on the estimated fair value of options granted, consistent with the fair market value method in SFAS No. 123, its net income for the 27 days ended December 31, 2003, the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 would be reduced to the pro forma amounts indicated in our “Stock-based Compensation Plans” note.
      Foreign Currency. For all foreign operations, the functional currency is the local currency. In accordance with SFAS No. 52, “Foreign Currency Translation”, assets and liabilities of those operations, denominated in foreign currencies, are translated into U.S. dollars using period-end exchange rates, and income and expenses are translated using the average exchange rates for the reporting period. In accordance with SFAS No. 130, “Reporting Comprehensive Income,” translation adjustments are recognized as a separate component of stockholders’ equity (deficit) in other comprehensive income. At December 31, 2004 and 2005, the accumulated foreign currency gain amount was $1.2 million and $0.6 million at March 31, 2006. Gains or losses resulting from foreign currency transactions are included in results of operations.
      Earnings Per Share. Basic earnings per share is computed by dividing net earnings by the weighted average common shares outstanding for the period. Diluted earnings per common share is computed by dividing net earnings by the weighted average common shares outstanding adjusted for the dilutive effect of stock options, excluding antidilutive shares, under our stock option plan. See “Stock-based Compensation Plans” note for additional disclosure. The following table represents the Company’s basic and diluted earning per share.
      For the Predecessor period ended December 4, 2003 we have reflected the weighted average common shares outstanding of our Predecessor to be the number of shares outstanding of our Successor. The actual weighted average common shares outstanding for our Predecessor for the period ended December 4, 2003, was 1,000 shares. For the Predecessor period ended December 4, 2003 there were no stock options or other dilutive securities outstanding. For the 27 days ended December 31, 2003 and the three months ended March 31, 2005, outstanding stock options were excluded in calculating diluted earnings per share because their inclusion would have been anti-dilutive due to the Company’s net loss. For the year ended

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, outstanding stock options were excluded in calculating diluted earnings per share as the exercise price exceeded the estimated fair market value of the Company’s common stock.

	Predecessor	Successor			Successor

	Period Ended	27 Days Ended			Three Months Ended
	December 4,	December 31,	Year Ended December 31,		March 31,

	2003	2003	2004	2005	2005	2006

					(unaudited)
	(In thousands, except share data)
Numerator:
Numerator for basic and diluted earnings per share:
Net (loss) income	$(584,921)	$354	$41,667	$18,396	$2,736	$11,435
Cumulative redeemable exchangeable preferred stock dividends and accretion	—	(891)	(12,742)	(14,381)	(3,439)	(3,867)

Net (loss) income available to common stock	$(584,921)	$(537)	$28,925	$4,015	$(703)	$7,568

Denominator:
Denominator for basic earnings per share:
Weighted average shares	29,566,666	29,566,666	29,819,090	29,645,872	29,752,552	29,551,413
Effect of dilutive securities:
Employee stock options	—	—	—	579,438	—	452,541

Denominator for diluted earnings per share — adjusted weighted average	29,566,666	29,566,666	29,819,090	30,225,309	29,752,552	30,003,954

Basic earnings per share	$(19.78)	$(0.02)	$0.97	$0.14	$(0.02)	$0.26

Diluted earnings per share	$(19.78)	$(0.02)	$0.97	$0.13	$(0.02)	$0.25

Recently Issued Accounting Pronouncements.
      In October 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period,” which requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. This Staff Position is effective for reporting periods beginning after December 15, 2005, and retrospective application is permitted but not required. The adoption did not have a material impact on the Company’s consolidated financial statements or results of operations.
      In September 2005, the EITF No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination.” Effective for leasehold improvements (within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. Early application of the consensus was permitted in periods for which financial statements have not been issued. This Issue addresses the amortization period for leasehold improvements in operating leases that are either placed in service significantly after and not contemplated at or near the beginning of the initial lease term or acquired in a business combination. The Company had already adopted the practices effective for the year ended December 31, 2004 and the adoption did not have a significant effect on the Company’s consolidated financial position or results of operations.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction” a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption did not have a material impact on the Company’s consolidated financial statements or results of operations.
      In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was required to be applied no later than the end of fiscal years ending after December 15, 2005; with retrospective application for interim financial information being permitted but not required. The Company adopted FIN 47 for the year ended December 31, 2005. The adoption did not have a material impact on the Company’s consolidated financial statements or results of operations.
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment (revised 2004)” (“SFAS No. 123(R)”). SFAS No. 123(R) sets accounting requirements for “share-based” compensation to employees and disallows the use of the intrinsic value method of accounting for stock compensation. The Company is required to account for such transactions using a fair-value method and to recognize compensation expense over the period during which an employee is required to provide services in exchange for the stock options and other equity-based compensation issued to employees. This statement was effective for the Company starting January 1, 2006 and the Company elected to use the modified prospective application method. The impact of this statement on the Company’s consolidated financial statements or results of operations has been historically disclosed on a pro-forma basis and is now recognized as compensation expense on a prospective basis. Based on the equity awards outstanding as of March 31, 2006, the Company expects compensation expense, net of tax, of $1.0 million to $2.0 million for the year ended December 31, 2006. Refer to the “Stock Based Compensation Plans” note for additional disclosure.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment of Accounting Research Bulletin (“ARB”) No. 43, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted this standard starting January 1, 2006 and the adoption did not have a significant impact on the Company’s consolidated financial statements or results of operations.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3.	RECEIVABLES
      Receivables at each respective period consisted of the following:

	December 31,	December 31,	March 31,
	2004	2005	2006

			(Unaudited)
	(In thousands)
Trade receivables	$69,884	$69,880	$74,594
Other	5,478	9,648	9,906
Allowance for doubtful accounts	(7,214)	(8,898)	(7,493)

	$68,148	$70,630	$77,007

NOTE 4.	INVENTORIES
      Inventories at each respective period consisted of the following:

	Gross		Net Carrying
	Cost	Reserves	Value

	(In thousands)
December 31, 2004
Finished product ready for sale	$242,578	$(11,542)	$231,036
Work-in-process bulk product and raw materials	41,607	(3,019)	38,588
Packaging supplies	2,630	—	2,630

	$286,815	$(14,561)	$272,254

December 31, 2005
Finished product ready for sale	$257,525	$(10,025)	$247,500
Work-in-process bulk product and raw materials	48,513	(2,128)	46,385
Packaging supplies	4,281	—	4,281

	$310,319	$(12,153)	$298,166

March 31, 2006 (unaudited)
Finished product ready for sale	$288,626	$(8,929)	$279,697
Work-in-process bulk product and raw materials	57,395	(2,110)	55,285
Packaging supplies	4,946	—	4,946

	$350,967	$(11,039)	$339,928

NOTE 5.	INCOME TAXES
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Significant components of the Company’s deferred tax assets and liabilities at each respective period consisted of the following:

	December 31, 2004			December 31, 2005			March 31, 2006

	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net

							(Unaudited)
	(In thousands)
Deferred tax:
Current assets (liabilities):
Operating reserves	$2,958	$—	$2,958	$6,303	$—	$6,303	$6,303	$—	$6,303
Inventory capitalization	1,237	—	1,237	—	(595)	(595)	—	(595)	(595)
Deferred revenue	11,001	—	11,001	10,394	—	10,394	10,394	—	10,394
Prepaid expenses	—	(7,390)	(7,390)	—	(8,060)	(8,060)	—	(8,060)	(8,060)
Accrued worker compensation	2,906	—	2,906	3,481	—	3,481	3,481	—	3,481
Stock compensation	—	—	—	230	—	230	230	—	230
Other	3,781	(360)	3,421	2,116	(8)	2,108	2,114	(8)	2,106

Total current	$21,883	$(7,750)	$14,133	$22,524	$(8,663)	$13,861	$22,522	$(8,663)	$13,859
Non-current assets (liabilities):
Intangibles	$—	$(4,080)	$(4,080)	$—	$(9,777)	$(9,777)	$—	$(9,777)	$(9,777)
Fixed assets	8,411	(2,465)	5,946	9,370	—	9,370	9,370	—	9,370
Other	2,753	(3,526)	(773)	3,766	(3,314)	452	3,766	(3,314)	452

Total non-current	$11,164	$(10,071)	$1,093	$13,136	$(13,091)	$45	$13,136	$(13,091)	$45

Total net deferred taxes	$33,047	$(17,821)	$15,226	$35,660	$(21,754)	$13,906	$35,658	$(21,754)	$13,904

      As of December 31, 2005 and March 31, 2006, the Company believes, based on current available evidence, that future income will be sufficient to utilize the entire net deferred tax assets. For the years ending December 31, 2004, and 2005, deferred tax assets relating to state tax net operating losses (NOLs) in the amount of $7.2 million and $11.6 million have been fully reserved. The Company believes that these NOLs, with lives ranging from five to twenty years, will not be utilizable prior to their expiration.
      Deferred income taxes were not provided on cumulative undistributed earnings of international subsidiaries. At March 31, 2006, unremitted earnings of the Company’s non-U.S. subsidiaries were determined to be permanently reinvested.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income tax (benefit)/expense for all periods consisted of the following components:

	Predecessor	Successor			Successor

					Three Months
	Period Ended	27 Days Ended	Year Ended		Ended
	December 4,	December 31,	December 31,		March 31,

	2003	2003	2004	2005	2005	2006

					(Unaudited)
	(In thousands)
Current:
Federal	$22,145	$420	$143	$6,873	$(988)	$5,418
State	1,006	18	97	1,255	133	582
Foreign	—	—	108	1,281	(6)	743

	23,151	438	348	9,409	(861)	6,743
Deferred:
Federal	(218,770)	(202)	22,365	1,172	2,408	—
State	(12,904)	(8)	1,852	149	—	—
Foreign	—	—	(63)	—	—	—

	(231,674)	(210)	24,154	1,321	2,408	—
Valuation allowance	34,045	—	—	—	—	—

Income tax (benefit) expense	$(174,478)	$228	$24,502	$10,730	$1,547	$6,743

      The following table summarizes the differences between the Company’s effective tax rate for financial reporting purposes and the federal statutory tax rate:

	Predecessor	Successor			Successor

					Three Months
	Period Ended	27 Days Ended	Year Ended		Ended
	December 4,	December 31,	December 31,		March 31,

	2003	2003	2004	2005	2005	2006

					(Unaudited)
Percent of pretax earnings:
Statutory federal tax rate	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%
Increase/(decrease):
Goodwill amortization, impairment	(9.6)	—	—	—	—	—
Other permanent differences	—	—	(0.4)	(2.4)	(1.1)	(1.2)
State income tax, net of federal tax benefit	0.5	0.6	2.4	3.9	3.1	3.2
Other	1.6	3.6	—	0.3	(0.9)	0.1
Valuation allowance	(4.5)	—	—	—	—	—

Effective income tax rate	23.0%	39.2%	37.0%	36.8%	36.1%	37.1%

      The effective tax rate as of December 4, 2003 primarily resulted from a valuation allowance on deferred tax assets associated with interest expense on the related party pushdown debt from Numico. The Company believed that it was unlikely that future taxable income will be sufficient to realize the tax assets associated with the interest expense on the related party pushdown debt from Numico. Thus, a valuation allowance was recognized.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      According to the Purchase Agreement, Numico has agreed to indemnify the Company for any subsequent tax liabilities arising from periods prior to the Acquisition.

NOTE 6.	OTHER CURRENT ASSETS
      Other current assets at each respective period consisted of the following:

	December 31,	December 31,	March 31,
	2004	2005	2006

			(Unaudited)
	(In thousands)
Current portion of franchise note receivables	$5,087	$3,727	$3,677
Less: allowance for doubtful accounts	(634)	(105)	(121)
Prepaid rent	11,316	11,696	11,800
Prepaid insurance	6,404	6,538	5,100
Other current assets	14,209	8,970	9,549

Total	$36,382	$30,826	$30,005

NOTE 7.	GOODWILL, BRANDS, AND OTHER INTANGIBLE ASSETS
      For the years ended December 31, 2004 and 2005, the Company completed its annual evaluation of the carrying value of its indefinite-lived intangible assets. As a result of valuations performed, as of October 1, 2004 and 2005, the Company did not have an impairment charge for goodwill and indefinite-lived intangibles in accordance with SFAS No. 142 for the years ended December 31, 2004 and 2005. Management considered among other analysis the results from an independent appraisal firm.
      During 2003, increased competition from the mass market, negative publicity by the media on certain supplements, and increasing pressure from the Federal Trade Commission on the industry as a whole caused a decrease in expectations regarding growth and profitability. Accordingly, management initiated an evaluation of the carrying value of its goodwill and indefinite-lived intangible assets. Management considered among other analysis the results from an independent appraisal firm as of September 30, 2003, and as a result, GNCI recognized an impairment charge of $709.4 million (pre-tax) for goodwill and indefinite-lived intangibles in accordance with SFAS No. 142.
      For the years ended December 31, 2004 and 2005 and the three months ended March 31, 2006, the Company acquired 57, 101 and 27 franchise stores, respectively. These acquisitions are accounted for utilizing the purchase method of accounting and the Company records the acquired inventory, fixed assets, franchise rights and goodwill, with an applicable reduction to receivables and cash. The total purchase price associated with these acquisitions was $1.0 million, $2.4 million and $1.6 million, of which $1.0 million, $0.7 million and $0.1 million was paid in cash, respectively. Also as a result of these acquisitions, the Company reclassified $3.8 million and $1.3 million of goodwill and $10.7 million and $3.5 million of brand intangibles from the Franchise segment to the Retail segment during the year ended December 31, 2005 and the three months ended March 31, 2006, respectively. The reclassification was determined based on the relative fair value of the acquired franchise stores.
      In connection with the Acquisition, fair values were assigned to various other intangible assets as of December 5, 2003. The Company’s brands were assigned a fair value representing the longevity of the Company name and general recognition of the product lines. The Gold Card program was assigned a fair value representing the underlying customer listing, for both the Retail and Franchise segments. The retail agreements were assigned a fair value reflecting the opportunity to expand the Company stores within a major drug store chain and on military facilities. A fair value was assigned to the operating agreements

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
with the Company’s franchisees, both domestic and international, to operate stores for a contractual period. Fair values were assigned to the Company’s manufacturing and wholesale segments for production and continued sales to certain customers.
      The following table summarizes the Company’s goodwill activity:

			Manufacturing/
	Retail	Franchising	Wholesale	Total

	(In thousands)
Goodwill balance at December 31, 2003	$19,094	$63,548	$447	$83,089
Adjustments:
Contingent consideration	2,087	812	—	2,899
Purchase accounting adjustments	(3,547)	(3,855)	(1)	(7,403)

Goodwill balance at December 31, 2004	17,634	60,505	446	78,585
Additions: Acquired franchise stores	1,524	—	—	1,524
Reclassification: Due to franchise store acquisitions	3,812	(3,812)		—

Goodwill balance at December 31, 2005	22,970	56,693	446	80,109
Additions: Acquired franchise stores	479	—	—	479
Reclassification: Due to franchise store acquisitions	1,266	(1,266)	—	—

Goodwill at March 31, 2006 (unaudited)	$24,715	$55,427	$446	$80,588

      Intangible assets other than goodwill consisted of the following at each respective period.

		Retail	Franchise	Operating	Franchise
	Gold Card	Brand	Brand	Agreements	Rights	Total

	(In thousands)
Balance at December 31, 2003	$2,485	$49,000	$163,000	$30,182	$—	$244,667
Amortization expense	(1,072)	—	—	(2,943)	—	(4,015)

Balance at December 31, 2004	1,413	49,000	163,000	27,239	—	240,652
Additions: Acquired franchise stores	—	—	—	—	1,798	1,798
Reclassification: Due to franchise store acquisitions	—	10,659	(10,659)	—		—
Amortization expense	(899)	—	—	(2,943)	(148)	(3,990)

Balance at December 31, 2005	514	59,659	152,341	24,296	1,650	238,460
Additions: Acquired franchise stores	—	—	—	—	483	483
Reclassification: Due to franchise store acquisitions	—	3,539	(3,539)	—	—	—
Amortization expense	(129)	—	—	(736)	(113)	(978)

Balance at March 31, 2006 (unaudited)	$385	$63,198	$148,802	$23,560	$2,020	$237,965

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table represents the gross carrying amount and accumulated amortization for each major intangible asset:

		December 31, 2004			December 31, 2005			March 31, 2006
	Estimated
	Life		Accumulated	Carrying		Accumulated	Carrying		Accumulated	Carrying
	in Years	Cost	Amortization	Amount	Cost	Amortization	Amount	Cost	Amortization	Amount

	(In thousands)							(Unaudited)
Brands — retail	—	$49,000	$—	$49,000	$59,659	$—	$59,659	$63,198	$—	$63,198
Brands — franchise	—	163,000	—	163,000	152,341	—	152,341	148,802	—	148,802
Gold card — retail	3	2,230	(1,004)	1,226	2,230	(1,784)	446	2,230	(1,896)	334
Gold card — franchise	3	340	(153)	187	340	(272)	68	340	(289)	51
Retail agreements	5-10	8,500	(1,267)	7,233	8,500	(2,447)	6,053	8,500	(2,742)	5,758
Franchise agreements	10-15	21,900	(1,894)	20,006	21,900	(3,657)	18,243	21,900	(4,098)	17,802
Franchise rights	5	—	—	—	1,798	(148)	1,650	2,281	(261)	2,020

Total		$244,970	$(4,318)	$240,652	$246,768	$(8,308)	$238,460	$247,251	$(9,286)	$237,965

      The following table represents future estimated amortization expense of intangible assets with finite lives at December 31, 2005:

Estimated
Amortization
Years Ending December 31,	Expense

(In thousands)
2006	$3,817
2007	3,303
2008	3,254
2009	2,643
2010	2,495
Thereafter	10,948

Total	$26,460

NOTE 8.	PROPERTY, PLANT AND EQUIPMENT
      Property, plant and equipment at each respective period consisted of the following:

	December 31,	December 31,	March 31,
	2004	2005	2006

			(Unaudited)
	(In thousands)
Land, buildings and improvements	$60,057	$60,198	$60,198
Machinery and equipment	66,162	71,575	72,181
Leasehold improvements	42,263	47,314	48,402
Furniture and fixtures	50,643	54,514	55,745
Software	10,970	13,428	13,629
Construction in progress	6	1,967	1,821

Total property, plant and equipment	230,101	248,996	251,976
Less: accumulated depreciation	(34,692)	(69,514)	(77,271)

Net property, plant and equipment	$195,409	$179,482	$174,705

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      General Nutrition, Incorporated, a subsidiary of the Company, is a 50% limited partner in a partnership that owns and manages the building that houses the Company’s corporate headquarters. The Company occupies the majority of the available lease space of the building. The general partner is responsible for the operation and management of the property and reports the results of the partnership to the Company. The Company has consolidated the limited partnership, net of elimination adjustments, in the accompanying financial statements. No minority interest has been reflected in the accompanying financial statements as the partnership has sustained cumulative net losses from inception.

NOTE 9.	OTHER LONG-TERM ASSETS
      Other assets at each respective period consisted of the following:

	December 31,	December 31,	March 31,
	2004	2005	2006

			(Unaudited)
	(In thousands)
Long-term franchise notes receivables	$20,726	$9,028	$7,514
Long-term deposit	5,077	2,702	2,479
Allowance for doubtful accounts	(4,410)	(1,616)	(1,594)

Total	$21,393	$10,114	$8,399

      Annual maturities of the Company’s long term and current (see current portion in “Other Current Assets” note) franchise notes receivable at December 31, 2005 are as follows:

Years Ending December 31,	Receivables

(In thousands)
2006	$3,727
2007	4,219
2008	3,069
2009	1,159
2010	248
Thereafter	333

Total	$12,755

NOTE 10.	ACCOUNTS PAYABLE
      Accounts payable at each respective period consisted of the following:

	December 31,	December 31,	March 31,
	2004	2005	2006

			(Unaudited)
	(In thousands)
Trade payables	$102,413	$99,532	$125,388
Cash overdrafts	4,144	5,063	5,219

Total	$106,557	$104,595	$130,607

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11.	ACCRUED PAYROLL AND RELATED LIABILITIES
      Accrued payroll and related liabilities at each respective period consisted of the following:

	December 31,	December 31,	March 31,
	2004	2005	2006

			(Unaudited)
	(In thousands)
Accrued payroll	$15,201	$15,274	$13,526
Accrued taxes & benefits	5,152	5,538	7,006

Total	$20,353	$20,812	$20,532

NOTE 12.	OTHER CURRENT LIABILITIES
      Other current liabilities at each respective period consisted of the following:

	December 31,	December 31,	March 31,
	2004	2005	2006

			(Unaudited)
	(In thousands)
Deferred revenue	$29,298	$28,555	$31,550
Accrued occupancy	4,443	4,127	3,991
Accrued worker compensation	7,854	9,725	10,176
Accrued taxes	6,977	7,724	8,788
Other current liabilities	12,753	14,695	14,326

Total	$61,325	$64,826	$68,831

      Deferred revenue consists primarily of Gold Card and gift card deferrals.

NOTE 13.	LONG-TERM DEBT/ INTEREST
      Long-term debt at each respective period consisted of the following:

	December 31,	December 31,	March 31,
	2004	2005	2006

			(Unaudited)
	(In thousands)
Senior credit facility	$282,150	$96,168	$95,924
8 5/8 % Senior Notes	—	150,000	150,000
8 1/2 % Senior Subordinated Notes	215,000	215,000	215,000
Mortgage	13,190	12,167	11,899
Capital leases	35	26	20
Less: current maturities	(3,901)	(2,117)	(2,133)

Total	$506,474	$471,244	$470,710

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2005, the Company’s total debt principal maturities are as follows:

			8 1/2% Senior	Mortgage
	Senior	8 5/8% Senior	Subordinated	Loan/Capital
Years Ending December 31,	Credit Facility	Notes	Notes	Leases	Total

	(In thousands)
2006	$981	$—	$—	$1,136	$2,117
2007	981	—	—	1,195	2,176
2008	981	—	—	1,281	2,262
2009	93,225	—	—	1,373	94,598
2010	—	—	215,000	1,472	216,472
Thereafter	—	150,000	—	5,736	155,736

Total	$96,168	$150,000	$215,000	$12,193	$473,361

      Prior to 1999, GNCI moved its corporate offices into a new building and financed the move with its internal cashflow and a credit facility. Subsequent to the move, in May 1999, GNCI secured a mortgage through the 50%-owned partnership that owns and manages the building. The original principal amount was $17.9 million, which carries a fixed annual interest rate of 6.95%, with principal and interest payable monthly over a period of 15 years. In conjunction with the Acquisition, the Company assumed the outstanding balance of this mortgage as part of the purchase price. The outstanding balance as of December 31, 2005 was $12.2 million.
      The Company’s net interest expense for each respective period is as follows:

		Successor			Successor

	Predecessor
			Year Ended		Three Months Ended
	Period Ended	27 Days Ended	December 31,		March 31,
	December 4,	December 31,
	2003	2003	2004	2005	2005	2006

	(In thousands)				(Unaudited)
Senior credit facility
Term Loan	$—	$1,111	$12,932	$6,646	$1,834	$1,812
Revolver	—	—	553	613	149	159
8 5/8 % Senior Notes	—	—	—	12,327	2,623	3,234
8 1/2 % Senior Subordinated Notes	—	1,371	18,224	18,275	4,569	4,569
Deferred financing fees	—	224	2,772	2,825	683	736
Deferred fee writedown — early extinguishment	—	—	—	3,890	3,890	—
Mortgage	972	72	955	890	232	152
Interest on related party term loan	121,542	—	—	—	—	—
Interest income — other	(1,389)	(5)	(921)	(2,388)	(509)	(986)

Interest expense, net	$121,125	$2,773	$34,515	$43,078	$13,471	$9,676

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Accrued interest at each respective period consisted of the following:

	December 31,	December 31,	March 31,
	2004	2005	2006

			(Unaudited)
	(In thousands)
Senior credit facility	$340	$389	$358
8 5/8 % Senior Notes	—	5,965	2,731
8 1/2 % Senior Subordinated Notes	1,523	1,523	6,092

Total	$1,863	$7,877	$9,181

      Senior Credit Facility. In connection with the Acquisition, the Company’s wholly owned subsidiary, Centers, entered into a senior credit facility with a syndicate of lenders. The Company and its domestic subsidiaries have guaranteed Centers’ obligations under the senior credit facility. The senior credit facility at December 31, 2004 consisted of a $285.0 million term loan facility and a $75.0 million revolving credit facility. This facility was subsequently amended in December 2004. In January 2005, as a stipulation of the December 2004 amendment, Centers used the net proceeds of their Senior Notes offering of $145.6 million, together with $39.4 million of cash on hand, to repay a portion of the indebtedness under the prior $285.0 million term loan facility. At December 31, 2005, the amended credit facility consisted of a $96.2 million term loan facility and a $75.0 million revolving credit facility. See the “Senior Notes” section below.
      The senior credit facility is secured by first priority perfected security interests in primarily all of the Company’s assets and also the assets of the subsidiary guarantors, except that the capital stock of the first-tier foreign subsidiaries is secured only up to 65%. All borrowings under the senior credit facility bear interest at a rate per annum equal to either (a) the greater of the prime rate as quoted on the British Banking Association Telerate, and the federal funds effective rate plus one half percent per annum, plus in each case, additional margins of 2.0% per annum for both the term loan facility and the revolving credit facility, or (b) the Eurodollar rate plus additional margins of 3.0% per annum for both the term loan facility and the revolving credit facility. In addition to paying the above stated interest rates, Centers is also required to pay a commitment fee relating to the unused portion of the revolving credit facility at a rate of 0.5% per annum. The senior credit facility, as amended, matures on December 5, 2009 and permits Centers to prepay a portion or all of the outstanding balance without incurring penalties. The revolving credit facility matures on December 5, 2008. Interest on the term loan facility is payable quarterly in arrears and at December 31, 2004 and 2005 and March 31, 2006, carried an average interest rate of 5.4%, 7.4% and 7.8%, respectively. The senior credit facility contains covenants including financial tests (including maximum total leverage, minimum fixed charge coverage ratio and maximum capital expenditures) and certain other limitations such as the Company’s and its subsidiaries ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments, acquisitions or mergers, dispose of assets, make optional payments or modifications of other debt instruments, and pay dividends or other payments on capital stock. The senior credit facility also contains covenants requiring the Company to submit to each agent and lender certain audited financial reports within 90 days of each fiscal year end and certain unaudited statements within 45 days after the end of each quarter. The Company is also required to submit to the Administrative Agent monthly management sales and revenue reports.
      The Senior credit facilities contain events of default, including (subject to customary cure periods and materiality thresholds) defaults based on (i) the failure to make payments under the credit facilities when due, (ii) breach of covenants, (iii) inaccuracies of representations and warranties, (iv) cross-defaults to other material indebtedness, (v) bankruptcy events, (vi) material judgments, (vii) certain matters arising under the Employee Retirement Income Security Act of 1974, as amended, (viii) the actual or asserted

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
invalidity of documents relating to any guarantee or security document, (ix) the actual or asserted invalidity of any subordination terms supporting the credit facilities and (x) the occurrence of a change in control. If any such event of default occurs, the lenders under the credit facilities are entitled to accelerate the facilities and take various other actions, including all actions permitted to be taken by a secured creditor. The senior credit facility contains normal and customary covenants including financial ratios, (including maximum total leverage, minimum fixed charge coverage ratio and maximum capital expenditures) and place certain other limitations on us concerning our ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments, acquisitions or mergers, dispose of assets, make optional payments or modifications of other debt instruments, and pay dividends or other payments on capital stock. At December 31, 2005 and March 31, 2006, the Company has complied with its covenant reporting and compliance requirements under the Senior Credit Facility in all material respects.
      The Company issues letters of credit as a guarantee of payment to third-party vendors in accordance with specified terms and conditions. It also issues letters of credit for various insurance contracts. The revolving credit facility allows for $50.0 million of the $75.0 million revolving credit facility to be used as collateral for outstanding letters of credit. The Company pays interest based on the aggregate available amount of the credit facility at a per annum rate equal to the applicable margin in effect with respect to the Eurodollar loan rate. As of December 31, 2005 and March 31, 2006, this rate was 0.5%. The Company also pays an additional interest rate of 1/4 of 1% per annum on all outstanding letters of credit issued. As of December 31, 2004 and 2005 $8.0 million and $8.6 million respectively, of the revolving credit facility was utilized to secure letters of credit.
      Senior Notes. In January 2005, Centers issued $150.0 million of its Senior Notes. The Senior Notes mature on January 15, 2011, and bear interest at the rate of 8 5/8 % per annum, which is payable semi-annually in arrears on January 15 and July 15 of each year, beginning with the first payment due on July 15, 2005. Centers used the net proceeds of this offering of $145.6 million, together with $39.4 million of cash on hand, to repay a portion of the indebtedness under the prior $285.0 million term loan facility. Prior to January 15, 2008, under certain circumstances, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price of 108.625% of the principal amount, plus any accrued and unpaid interest. Under certain circumstances, the Company may also redeem all or part of the Senior Notes on or after January 15, 2008 according to the following redemption table, which includes the principal amount plus accrued and unpaid interest:

Redemption
Period	Price

2008	104.313%
2009	102.156%
2010 and after	100.000%
      The Senior Notes are general unsecured obligations and are guaranteed on a senior basis by certain of the Company’s domestic subsidiaries and rank secondary to the Center’s senior credit facility. The Senior Notes contain covenants including certain limitations and restrictions on the Company’s ability to incur additional indebtedness beyond certain levels, dispose of assets, grant liens on assets, make investments, acquisitions or mergers, and declare or pay dividends. The Senior Notes also contain covenants requiring the Company to submit to the Trustee or holders of the notes certain financial reports that would be required to be filed with the SEC. Also, the Company is required to submit to the Trustee certain Compliance Certificates within 120 days of the fiscal year end.
      Senior Subordinated Notes. In conjunction with the Acquisition, Centers issued $215.0 million of its Senior Subordinated Notes. The Senior Subordinated Notes mature on December 1, 2010, and bear

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
interest at the rate of 8 1/2 % per annum, which is payable semi-annually in arrears on June 1 and December 1 of each year, beginning with the first payment due on June 1, 2004. Prior to December 1, 2006, under certain circumstances, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes at a redemption price of 108.50% of the principal amount, plus any accrued and unpaid interest. Under certain circumstances, the Company may also redeem all or part of the Senior Subordinated Notes on or after December 1, 2007 according to the following redemption table, which includes the principal amount plus accrued and unpaid interest:

Redemption
Period	Price

2007	104.250%
2008	102.125%
2009 and after	100.000%
      The Senior Subordinated Notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company’s domestic subsidiaries and rank secondary to the Center’s senior credit facility and Senior Notes. The Senior Subordinated Notes contain covenants including certain limitations and restrictions on the Company’s ability to incur additional indebtedness beyond certain levels, dispose of assets, grant liens on assets, make investments, acquisitions or mergers and declare or pay dividends. The Senior Subordinated Notes also contain covenants requiring the Company to submit to the Trustee or holders of the notes certain financial reports that would be required to be filed with the SEC. Also, the Company is required to submit to the Trustee certain Compliance Certificates within 120 days of the fiscal year end.
      The Senior Notes and Senior Subordinated Notes contain events of default, including: (i) a default in any required payment of interest, principal, or premium (ii) the failure to comply with its obligations under the covenants (iii) the failure to comply with its agreements contained in the notes or the indenture; (iv) the failure to pay any Indebtedness because of a default relating to the Cross Acceleration Provision; (v) events of bankruptcy, insolvency or reorganization; (vi) the rendering of any material judgments (vii) the failure of any Guarantee of the notes. If an Event of Default, other than a Default relating to certain events of bankruptcy, insolvency or reorganization of GNC, occurs and is continuing, the Trustee, may declare the principal of and accrued but unpaid interest on all of such notes to be due and payable immediately. The Senior Notes and Senior Subordinated Notes contain customary covenants including certain limitations and restrictions on the Company’s ability to incur additional indebtedness beyond certain levels, dispose of assets, grant liens on assets, make investments, acquisitions or mergers, and declare or pay dividends. At December 31, 2005 and March 31, 2006, the Company has complied with its covenant reporting and compliance requirements under the Senior Notes and Senior Subordinated Notes in all material respects.

Predecessor Debt:
      In connection with GNCI’s acquisition by Numico in August 1999, GNCI’s immediate parent, Nutricia, formerly Numico U.S. L.P. (the “borrower”) entered into a Loan Agreement with an affiliated financing company of Numico, Nutricia International B.V. (the “lender”). The loan agreement provided that the lender make available to the borrower a term loan in a principal amount totaling $1.9 billion. The loan term was 10 years and was scheduled to mature on August 10, 2009. Interest accrued at a rate of 7.5% per annum, with interest payable semi-annually and principal payable annually in arrears. This loan was settled in full upon the Acquisition.
      GNCI was not a party to the Loan Agreement and had no assets collateralized by the agreement. GNCI was, however, a guarantor of the loan between Nutricia and the lender. GNCI had historically

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
made both principal and interest payments indirectly to Numico through payments to Nutricia. Nutricia is a holding company with no operational sources of cash. Accordingly, the debt was pushed down to GNCI and was reflected as if GNCI had directly entered into the external loan agreement since inception.
      The Loan Agreement contained both affirmative and negative covenants related to Nutricia as the borrower requiring, among other items, minimum net worth and maximum leverage ratio. Nutricia had not been in compliance with these covenants. Additionally, Nutricia had failed to make a portion of the principal payments as scheduled, thus creating an event of default under the terms of the agreement. The lender had provided waivers for all events of default, had not required any acceleration of payment obligations and had waived all covenant requirements for the remaining term of the loan agreement. Additionally, GNCI’s ultimate parent, Numico, had provided a letter of support indicating its intention to fund GNCI’s operating cash flow needs, if required. In January 2003, GNCI remitted the $75.0 million principal payment that was due December 31, 2002 on behalf of Nutricia. Pursuant to the terms of the Purchase Agreement, GNCI’s guarantee of the loan between Nutricia and the lender was terminated upon consummation of the Acquisition. Accordingly, this debt was not assumed as part of the Acquisition.

NOTE 14.	FINANCIAL INSTRUMENTS
      At December 31, 2004 and 2005 and March 31, 2006, the Company’s financial instruments consisted of cash and cash equivalents, receivables, franchise notes receivable, accounts payable, certain accrued liabilities and long-term debt. The carrying amount of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximates their fair value because of the short maturity of these instruments. Based on the interest rates currently available and their underlying risk, the carrying value of the franchise notes receivable approximates their fair value. These fair values are reflected net of reserves, which are recognized according to Company policy. The carrying amount of senior credit facility and mortgage is considered to approximate fair value since they carry an interest rate that is currently available to the Company for issuance of debt with similar terms and remaining maturities. The Company determined the estimated fair values by using currently available market information and estimates and assumptions where appropriate. Accordingly, as considerable judgment is required to determine these estimates, changes in the assumptions or methodologies may have an effect on these estimates. The actual and estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2004		December 31, 2005		March 31, 2006

	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

					(Unaudited)
	(In thousands)
Cash and cash equivalents	$85,161	$85,161	$86,013	$86,013	$44,290	$44,290
Receivables	68,148	68,148	70,630	70,630	77,007	77,007
Long term franchise notes receivable current portion	4,453	4,453	3,622	3,622	3,556	3,556
Long term franchise notes receivable	16,316	16,316	7,412	7,412	5,920	5,920
Accounts payable	106,557	106,557	104,595	104,595	130,607	130,607
Long term debt	510,375	497,475	473,361	433,611	472,843	461,231

NOTE 15.	LONG-TERM LEASE OBLIGATIONS
      The Company enters into operating leases covering its retail store locations. The Company is the primary lessor of the majority of all leased retail store locations and sublets the locations to individual franchisees. The leases generally provide for an initial term of between five and ten years, and may include

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
renewal options for varying terms thereafter. The leases require minimum monthly rental payments and a pro rata share of landlord allocated common operating expenses. Most retail leases also require additional rentals based on a percentage of sales in excess of specified levels (“Percent Rent”). According to the individual lease specifications, real estate taxes, insurance and other related costs may be included in the rental payment or charged in addition to rent. Other lease expenses relate to and include distribution facilities, transportation equipment, data processing equipment and automobiles.
      As the Company is the primary lessee for the majority of the franchise store locations, it is ultimately liable for the lease payments to the landlord. The Company makes the payments to the landlord directly, and then bills the franchisee for reimbursement of this cost. If a franchisee defaults on its sub-lease and its sub-lease is terminated, the Company has in the past converted, and expects in the future to, convert any such franchise store into a corporate store and fulfill the remaining lease obligation.
      The composition of the Company’s rental expense for all periods presented included the following components:

	Predecessor	Successor			Successor

			Year Ended		Three Months Ended
	Period Ended	27 Days Ended	December 31,		March 31,
	December 4,	December 31,
	2003	2003	2004	2005	2005	2006

					(Unaudited)
	(In thousands)
Retail stores:
Rent on long-term operating leases, net of sublease income	$89,672	$7,104	$94,998	$96,952	$24,087	$24,374
Landlord related taxes	13,927	1,065	12,951	13,678	3,279	3,825
Common operating expenses	27,443	1,920	27,097	26,619	6,675	7,132
Percent rent	7,751	507	8,943	9,571	2,467	3,328

	138,793	10,596	143,989	146,820	36,508	38,659
Truck fleet	5,451	366	4,943	4,413	1,110	1,064
Other	10,602	595	10,107	10,131	2,589	2,725

Total	$154,846	$11,557	$159,039	$161,364	$40,207	$42,448

      Minimum future obligations for non-cancelable operating leases with initial or remaining terms of at least one year in effect at December 31, 2005 are as follows:

	Company	Franchise
	Retail	Retail		Sublease
	Stores	Stores	Other	Income	Consolidated

	(In thousands)
2006	$91,358	$36,599	$6,790	$(36,599)	$98,148
2007	71,423	27,919	5,482	(27,919)	76,905
2008	53,327	19,463	3,846	(19,463)	57,173
2009	36,453	10,131	2,669	(10,131)	39,122
2010	23,127	4,083	2,570	(4,083)	25,697
Thereafter	37,318	3,331	5,358	(3,331)	42,676

Total	$313,006	$101,526	$26,715	$(101,526)	$339,721

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 16.	COMMITMENTS AND CONTINGENCIES

Litigation
      The Company is engaged in various legal actions, claims and proceedings arising out of the normal course of business, including claims related to breach of contracts, product liabilities, intellectual property matters and employment-related matters resulting from the Company’s business activities. As is inherent with most actions such as these, an estimation of any possible and/or ultimate liability cannot always be determined. The Company continues to assess its requirement to account for additional contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” The Company is currently of the opinion that the amount of any potential liability resulting from these actions, when taking into consideration the Company’s general and product liability coverage, and the indemnification provided by Numico under the Purchase Agreement, will not have a material adverse impact on its financial position, results of operations or liquidity. However, if the Company is required to make a payment in connection with an adverse outcome in these matters, it could have a material impact on its financial condition and operating results.
      As a manufacturer and retailer of nutritional supplements and other consumer products that are ingested by consumers or applied to their bodies, the Company has been and is currently subjected to various product liability claims. Although the effects of these claims to date have not been material to the Company, it is possible that current and future product liability claims could have a material adverse impact on its financial condition and operating results. The Company currently maintains product liability insurance with a deductible/retention of $1.0 million per claim with an aggregate cap on retained loss of $10.0 million. The Company typically seeks and has obtained contractual indemnification from most parties that supply raw materials for its products or that manufacture or market products it sells. The Company also typically seeks to be added, and has been added, as additional insured under most of such parties’ insurance policies. The Company is also entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra or Kava Kava sold prior to December 5, 2003. However, any such indemnification or insurance is limited by its terms and any such indemnification, as a practical matter, is limited to the creditworthiness of the indemnifying party and its insurer, and the absence of significant defenses by the insurers. The Company may incur material product liability claims, which could increase its costs and adversely affect its reputation, revenues and operating income.
      Ephedra (Ephedrine Alkaloids). As of December 31, 2005 and March 31, 2006, the Company has been named as a defendant in 227 pending cases involving the sale of third-party products that contain ephedra. Of those cases, one involves a proprietary GNC product. Ephedra products have been the subject of adverse publicity and regulatory scrutiny in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. In early 2003, the Company instructed all of its locations to stop selling products containing ephedra that were manufactured by GNC or one of its affiliates. Subsequently, the Company instructed all of its locations to stop selling any products containing ephedra by June 30, 2003. In April 2004, the FDA banned the sale of products containing ephedra. All claims to date have been tendered to the third-party manufacturer or to the Company insurer and the Company has incurred no expense to date with respect to litigation involving ephedra products. Furthermore, the Company is entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra sold prior to December 5, 2003. All of the pending cases relate to products sold prior to such time and, accordingly, the Company is entitled to indemnification from Numico for all of the pending cases.
      Pro-Hormone/ Androstenedione Cases. The Company is currently defending itself in connection with certain class action lawsuits (the “Andro Actions”) relating to the sale by GNC of certain nutritional products alleged to contain the ingredients commonly known as Androstenedione, Androstenediol, Norandrostenedione, and Norandrostenediol (collectively “Andro Products”). In each case, plaintiffs seek to certify a class and obtain damages on behalf of the class representatives and all those similarly-situated

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
who purchased certain nutritional supplements from the Company alleged to contain Andro Products. The original state court proceedings for the Andro Actions include the following:

Harry Rodriguez v. General Nutrition Companies, Inc. (previously pending in the Supreme Court of the State of New York, New York County, New York, Index No. 02/126277). Plaintiffs filed this putative class action on or about July 25, 2002. The Second Amended Complaint, filed thereafter on or about December 6, 2002, alleged claims for unjust enrichment, violation of General Business Law § 349 (misleading and deceptive trade practices), and violation of General Business Law § 350 (false advertising). On July 2, 2003, the Court granted part of the Company’s motion to dismiss and dismissed the unjust enrichment cause of action. On January 4, 2006, the court conducted a hearing on the Company’s motion for summary judgment and Plaintiffs’ motion for class certification, both of which remain pending.

Everett Abrams v. General Nutrition Companies, Inc. (previously pending in the Superior Court of New Jersey, Mercer County, New Jersey, Docket No. L-3789-02). Plaintiffs filed this putative class action on or about July 25, 2002. The Second Amended Complaint, filed thereafter on or about December 20, 2002, alleged claims for false and deceptive marketing and omissions and violations of the New Jersey Consumer Fraud Act. On November 18, 2003, the Court signed an order dismissing plaintiff’s claims for affirmative misrepresentation and sponsorship with prejudice. The claim for knowing omissions remains pending.

Shawn Brown, Ozan Cirak, Thomas Hannon, and Luke Smith v. General Nutrition Companies, Inc. (previously pending in the 15th Judicial Circuit Court, Palm Beach County, Florida, Index. No. CA-02-14221AB). Plaintiffs filed this putative class action on or about July 25, 2002. The Second Amended Complaint, filed thereafter on or about November 27, 2002, alleged claims for violations of Florida Deceptive and Unfair Trade Practices Act, unjust enrichment, and violation of Florida Civil Remedies for Criminal Practices Act. These claims remain pending.

Abrams, et al. v. General Nutrition Companies, Inc., et al., (previously pending in the Common Pleas Court of Philadelphia County, Philadelphia, Class Action No. 02-703886). Plaintiffs filed this putative class action on or about July 25, 2002. The Amended Complaint, filed thereafter on or about April 8, 2003, alleged claims for violations of the Unfair Trade Practices and Consumer Protection Law, and unjust enrichment. The court denied the Plaintiffs’ motion for class certification, and that order has been affirmed on appeal. Plaintiffs thereafter filed a petition in the Pennsylvania Supreme Court asking that the court consider an appeal of the order denying class certification. The Pennsylvania Supreme Court has not yet ruled on the petition.

David Pio and Ty Stephens, individually and on behalf of all others similarly situated v. General Nutrition Companies, Inc., (previously pending in the Circuit Court of Cook County, Illinois, County Department, Chancery Division, Case No. 02-CH-14122). Plaintiffs filed this putative class action on or about July 25, 2002. The Amended Complaint, filed thereafter on or about April 4, 2004, alleged claims for violations of Illinois Consumer Fraud Act, and unjust enrichment. The motion for class certification was stricken, but the court afforded leave to the Plaintiffs to file another motion. Plaintiffs have not yet filed another motion.

Santiago Guzman, individually, on behalf of all others similarly situated, and on behalf of the general public v. General Nutrition Companies, Inc., (previously pending on the California Judicial Counsel Coordination Proceeding No. 4363, Los Angeles County Superior Court). Plaintiffs filed this putative class action on or about February 17, 2004. The Amended Complaint, filed on or about May 26, 2005, alleged claims for violations of the Consumers Legal Remedies Act, violation of the Unfair Competition Act, and unjust enrichment. These claims remain pending.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On April 17 and 18, 2006, the Company filed pleadings seeking to remove each of the Andro Actions to the respective federal district courts for the districts in which the respective Andro Actions are pending. Simultaneously, the Company filed motions seeking to transfer each of the Andro Actions to the United States District Court for the Southern District of New York so that they may be consolidated with the recently-commenced bankruptcy case of MuscleTech Research and Development, Inc. and certain of its affiliates (collectively, “MuscleTech”), which is currently pending in the Superior Court of Justice, Ontario, Canada under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended, Case No. 06-CL-6241, with a related proceeding styled In re MuscleTech Research and Development, Inc., et al., Case No. 06 Civ 538 (JSR) and pending in district court in the Southern District of New York pursuant to chapter 15 of title 11 of the United States Code. The Company believes that the pending Andro Actions are related to MuscleTech’s bankruptcy case by virtue of the fact that MuscleTech is contractually obligated to indemnify the Company for certain liabilities arising from the standard product indemnity stated in the Company’s purchase order terms and conditions or otherwise under state law. The Company’s requests to remove, transfer and consolidate the Andro Actions to federal court are pending before the respective federal district courts.
      Based upon the information available to the Company at the present time, the Company believes that these matters will not have a material adverse effect upon its liquidity, financial condition or results of operations. As any liabilities that may arise from this case are not probable or reasonably estimable at this time, no liability has been accrued in the accompanying financial statements.
      Class Action Settlement. Five class action lawsuits were filed against the Company in the state courts of Alabama, California, Illinois and Texas with respect to claims that the labeling, packaging and advertising with respect to a third-party product sold by the Company were misleading and deceptive. The Company denies any wrongdoing and is pursuing indemnification claims against the manufacturer. As a result of mediation, the parties have agreed to a national settlement of the lawsuits, which has been preliminarily approved by the court. Notice to the class will be published in mass advertising media publications. In addition, notice has been mailed to approximately 2.4 million GNC Gold Card members. Each person who purchased the third-party product and who is part of the class will receive a cash reimbursement equal to the retail price paid, net of sales tax, upon presentation to the Company of a cash register receipt as proof of purchase. If a person purchased the product, but does not have a cash register receipt, such a person may submit a signed affidavit and will then be entitled to receive one or more coupons. The number of coupons will be based on the total amount of purchases of the product subject to a maximum of five coupons per purchaser. Each coupon will have a cash value of $10.00 valid toward any purchase of $25.00 or more at a GNC store. The coupons will not be redeemable by any GNC Gold Card member during Gold Card Week and will not be redeemable for products subject to any other price discount. The coupons are to be redeemed at point of sale and are not mail-in rebates. They will be redeemable for a 90-day period after the settlement is final. The Company will issue a maximum of 5.0 million certificates with a combined face value of $50.0 million. In addition to the cash reimbursements and coupons, as part of the settlement the Company will be required to pay legal fees of approximately $1.0 million and will incur $0.7 million in 2006 for advertising and postage costs related to the notification letters; as a result $1.7 million was accrued as legal costs at December 31, 2005. No adjustments were recognized during the first quarter 2006. The deadline for class members to opt out of the settlement class or object to the terms of the settlement is July 6, 2006. A final fairness hearing is scheduled to take place on November 6, 2006. As the sales of this product occurred in the late 1990’s and early 2000’s, the Company cannot reasonably estimate (1) how many of the purchasers of the product will receive notice or see the notice published in mass advertising media publications, (2) the amount of customers that will still have sales receipts for the products and (3) the amount of customers that sign an affidavit in lieu of a register receipt. Thus, no reserve for losses related to the coupons has been recorded.
      Franklin Publications. On October 26, 2005, General Nutrition Corporation, a wholly owned subsidiary of the Company was sued in the Common Pleas Court of Franklin County, Ohio by Franklin

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Publications, Inc. (“Franklin”). The case was subsequently removed to the United States District Court for the Southern District of Ohio, Eastern Division. The lawsuit is based upon the GNC subsidiary’s termination, effective as of December 31, 2005, of two contracts for the publication of two monthly magazines mailed to certain GNC customers. Franklin is seeking a declaratory judgment as to its rights and obligations under the contracts and monetary damages for the GNC subsidiary’s alleged breach of the contracts. Franklin also alleges that the GNC subsidiary has interfered with Franklin’s business relationships with the advertisers in the publications, who are primarily GNC vendors, and has been unjustly enriched. Franklin does not specify the amount of damages sought, only that they are in excess of $25,000. The Company disputes the claims and intends to vigorously defend the lawsuit. The Company believes that the lawsuit will not have a material adverse effect on its liquidity, financial condition or results of operations. As any liabilities that may arise from this case are not probable or reasonably estimable at this time, no liability has been accrued in the accompanying financial statements.
      Visa/ MasterCard Antitrust Litigation. The terms of a significant portion of the Visa/ MasterCard antitrust litigation settlement were finalized during 2005. Accordingly, the Company recognized a $1.2 million gain in December 2005 for its expected portion of the proceeds and expects to collect this settlement in 2006.

Commitments
      The Company maintains certain purchase commitments with various vendors to ensure its operational needs are fulfilled of approximately $16.1 million at December 31, 2005. The future purchase commitments consisted of $3.5 million of advertising and inventory commitments, and $12.6 million management services agreement and bank fees. Other commitments related to the Company’s business operations cover varying periods of time and are not significant. All of these commitments are expected to be fulfilled with no adverse consequences to the Company’s operations or financial condition.

Contingencies
      Due to the nature of the Company’s business operations having a presence in multiple taxing jurisdictions, the Company periodically receives inquiries and/or audits from various state and local taxing authorities. Any probable and reasonably estimatable liabilities that may arise from these inquiries have been accrued and reflected in the accompanying financial statements. In conjunction with the Acquisition by Apollo Funds V, certain other contingencies will be indemnified by Numico. These indemnifications include certain legal costs associated with certain identified cases as well as any tax costs, including audit settlements, that would be for liabilities incurred prior to December 5, 2003.
      Pennsylvania Claim. The Commonwealth of Pennsylvania has conducted an unclaimed property audit of General Nutrition, Inc., a wholly owned subsidiary of the Company for the period January 1, 1992 to December 31, 1997 generally and January 1, 1992 to December 31, 1999 for payroll and wages. As a result of the audit, the Pennsylvania Treasury Department has made an assessment of an alleged unclaimed property liability of the subsidiary in the amount of $4.1 million. The subsidiary regularly records normal course liabilities for actual unclaimed properties and does not agree with the assessment. The subsidiary filed an appeal, is waiting for a response and will vigorously defend against the assessment.

NOTE 17.	PREFERRED STOCK
      The Company has outstanding 100,000 shares of 12% Series A Exchangeable Preferred Stock, (“Series A Preferred Stock”), par value $0.01. The Series A Preferred Stock ranks, with respect to dividend distributions, senior to any other class of Common Stock or preferred stock created after the Series A Preferred Stock. Dividends are payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year. The Company may, at its option, exchange the Series A Preferred Stock

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
into exchange notes. On December 1, 2011, each holder of the Series A Preferred Stock will have the right to require us to redeem all or a portion of the Series A Preferred Stock at a purchase price of 100% of the liquidation preference thereof, plus any unpaid accumulated dividends. The Series A Preferred Stock carries a liquidation preference of $123.8 million, $136.3 million and $140.2 million at December 31, 2004 and 2005 and March 31, 2006, respectively. Holders of the Series A Preferred Stock have no voting rights with respect to general corporate matters. The Series A Preferred Stock contains covenants requiring the Company to submit to the holders certain financial reports that are required to be filed with the SEC, such as Forms 10-K, 10-Q and 8-K.
      Following is a summary of the Company’s Series A Preferred Stock activity for the periods presented below:

	Face Value	Accrued Dividends	Issuance Costs	Net Balance

	(In thousands)
Balance at December 31, 2003	$100,000	$888	$(438)	$100,450
Issuance costs	—	—	(459)	(459)
Dividend accrual	—	12,642	—	12,642
Amortization of issuance costs	—	—	101	101

Balance at December 31, 2004	100,000	13,530	(796)	112,734
Dividend accrual	—	14,248	—	14,248
Amortization of issuance costs	—	—	133	133

Balance at December 31, 2005	100,000	27,778	(663)	127,115
Dividend accrual	—	3,834	—	3,834
Amortization of issuance costs	—	—	33	33

Balance at March 31, 2006 (unaudited)	$100,000	$31,612	$(630)	$130,982

      None of the Series A Preferred Stock has been redeemed. Under certain circumstances, the Company may redeem the Series A Preferred Stock at its option according to the following liquidation preference redemption table:

Period Beginning December 1,	Liquidation Preference Schedule:

2005	108.571%
2006	106.857%
2007	105.143%
2008	103.429%
2009	101.714%
2010 and thereafter	100.000%

NOTE 18.	STOCKHOLDERS’ EQUITY
      GNC Investors, LLC is the Principal Stockholder of GNC Corporation, and beneficially owns 97.3% of all outstanding stock at December 31, 2005. Officers, directors and management of the Company own the remaining stock outstanding.
      At December 31, 2004, the Company held 100,000 shares of our Common Stock in treasury. The Company incurred $0.4 million in December 2004 to repurchase these shares from a former executive. The prior executive’s shares were repurchased at the time his separation agreement was executed. These shares were retired during 2005. The Company currently does not have a stock repurchase program.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 19.	STOCK-BASED COMPENSATION PLANS

Stock Options
      On December 5, 2003 the Board of Directors of the Company (the “Board”) approved and adopted the GNC Corporation (f/k/a General Nutrition Centers Holding Company) 2003 Omnibus Stock Incentive Plan (the “Plan”). The purpose of the Plan is to enable the Company to attract and retain highly qualified personnel who will contribute to the success of the Company. The Plan provides for the granting of stock options, stock appreciation rights, restricted stock, deferred stock and performance shares. The Plan is available to certain eligible employees, directors, consultants or advisors as determined by the administering committee of the Board. The total number of shares of Common Stock reserved and available for the Plan is 4.0 million shares. Stock options under the Plan generally are granted at fair market value, vest over a four-year vesting schedule and expire after seven years from date of grant. If stock options are granted at an exercise price that is less than fair market value at the date of grant, compensation expense is recognized immediately for the intrinsic value. No stock appreciation rights, restricted stock, deferred stock or performance shares were granted under the Plan.
      The following table outlines total stock options activity under the Plan:

		Weighted Average	Aggregate Intrinsic
	Total Options	Exercise Price	Value

			(In thousands)
Granted effective December 5, 2003	2,604,974	$6.00

Outstanding at December 31, 2003	2,604,974	6.00
Granted	362,020	6.00
Forfeited	(531,601)	6.00

Outstanding at December 31, 2004	2,435,393	6.00
Granted	1,275,506	6.00
Forfeited	(953,749)	6.00

Outstanding at December 31, 2005	2,757,150	6.00
Granted	92,500	9.36

Outstanding at March 31, 2006 (unaudited)	2,849,650	6.11	$10,394

Exercisable at March 31, 2006 (unaudited)	1,456,386	6.06	5,396

      The Company adopted SFAS No. 123(R), effective January 1, 2006. The Company selected the modified prospective method, which does not require adjustment to prior period financial statements and measures expected future compensation cost for stock-based awards at fair value on grant date. The Company utilizes the Black-Scholes model to calculate the fair value of options under SFAS No. 123(R), which is consistent with disclosures previously included in prior year financial statements under SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The resulting compensation cost is recognized in the Company’s financial statements over the option vesting period. As of the date of adoption of SFAS No 123(R), the net unrecognized compensation cost, after taking into consideration estimated forfeitures, related to options outstanding was $4.4 million and at March 31, 2006 was $4.0 million and is expected to be recognized over a weighted average period of approximately 2.0 years.
      As of December 31, 2003, 2004 and 2005, the vested options were 325,000, 914,298, and 1,346,677, respectively. As of December 31, 2005, the weighted average remaining contractual life of outstanding options was 5.6 years, and the weighted average remaining contractual life of exercisable options was 5.2 years.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of March 31, 2006, the weighted average remaining contractual life of outstanding options was 5.8 years and the weighted average remaining contractual life of exercisable options was 5.5 years. The weighted average fair value of options granted during the 27 days ended December 31, 2003, the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006 was $2.40, $1.23 and $4.48, $3.89 and $5.15, respectively. There were no options exercised for the three months ended March 31, 2005 and 2006.
      SFAS No. 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. Stock-based compensation expense for the quarter ended March 31, 2006 includes $0.4 million of stock option expense recorded as a result of the adoption of SFAS No. 123(R).
      As stated above, SFAS 123(R) established a fair-value-based method of accounting for generally all share-based payment transactions. The Company utilizes the Black-Scholes valuation method to establish fair value of all awards. The Black-Scholes model utilizes the following assumptions in determining a fair value: price of underlying stock, option exercise price, expected option term, risk-free interest rate, expected dividend yield, and expected stock price volatility over the option’s expected term. As the Company has had no exercises of stock options through March 31, 2006, the expected option term has been estimated by considering both the vesting period, which is typically four years, and the contractual term of seven years. As the Company’s underlying stock is not publicly traded on an open market, the Company utilized a historical industry average to estimate the expected volatility. The assumptions used in the Company’s Black-Scholes valuation related to stock option grants made as of December 31, 2003, 2004 and 2005 and March 31, 2005 and 2006 were as follows:

	27 Days Ended	December 31,		March 31,
	December 31,
	2003	2004	2005	2005	2006

				(Unaudited)
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Expected option life	5 years	5 years	5 years	5 years	5 years
Volatility factor percentage of market price	40.00%	40.00%	24.00%	24.00%	22.00%
Discount rate	3.27%	3.63%	4.35%	4.18%	4.82%
      As the Black-Scholes option valuation model utilizes certain estimates and assumptions, the existing models do not necessarily represent the definitive fair value of options for future periods.
      Prior to the adoption of SFAS No. 123(R) and as permitted under SFAS No. 123 the Company measured compensation expense related to stock options in accordance with APB No. 25 and related interpretations which use the intrinsic value method. If compensation expense were determined based on the estimated fair value of options granted, consistent with the fair market value method in

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SFAS No. 123, its net income for each of the periods presented would have been reduced to the pro forma amounts indicated below:

	Predecessor	Successor			Successor

					Three Months
	Period Ended	27 Days Ended			Ended
	December 4,	December 31,	Year Ended December 31,		March 31,

	2003	2003	2004	2005	2005

					(Unaudited)
	(In thousands, except share data)
Net (loss) income as reported	$(584,921)	$354	$41,667	$18,396	$2,736
Add: total stock-based employee compensation costs determined using intrinsic value method, net of tax	—	—	—	399	—
Less: total stock-based employee compensation costs determined using fair value method, net of tax	(215)	(560)	(873)	(1,294)	(313)

Adjusted net (loss) income	$(585,136)	$(206)	$40,794	$17,501	$2,423

Income (Loss) Per Share — Basic and Diluted
Basic (loss) income per share

— as reported	$(19.78)	$(0.02)	$0.97	$0.14	$(0.02)

— pro forma	$(19.79)	$(0.04)	$0.94	$0.11	$(0.03)

Diluted (loss) income per share

— as reported	$(19.78)	$(0.02)	$0.97	$0.13	$(0.02)

— pro forma	$(19.79)	$(0.04)	$0.94	$0.10	$(0.03)

Weighted average common shares outstanding:

— basic	29,566,666	29,566,666	29,819,090	29,645,872	29,752,552

— diluted	29,566,666	29,566,666	29,819,090	30,225,309	29,752,552

NOTE 20.	SEGMENTS
      The following operating segments represent identifiable components of the Company for which separate financial information is available. This information is utilized by management to assess performance and allocate assets accordingly. The Company’s management evaluates segment operating results based on several indicators. The primary key performance indicators are sales and operating income or loss for each segment. Operating income or loss, as evaluated by management, excludes certain items that are managed at the consolidated level, such as distribution and warehousing, impairments and other corporate costs. The following table represents key financial information for each of the Company’s business segments, identifiable by the distinct operations and management of each: Retail, Franchising, and Manufacturing/ Wholesale. The Retail segment includes the Company’s corporate store operations in the United States and Canada and the sales generated through www.gnc.com. The Franchise segment represents the Company’s franchise operations, both domestically and internationally. The Manufacturing/ Wholesale segment represents the Company’s manufacturing operations in South Carolina and Australia and the Wholesale sales business. This segment supplies the Retail and Franchise segments, along with various third parties, with finished products for sale. The Warehousing and Distribution, Corporate Costs,

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and Other Unallocated Costs represent the Company’s administrative expenses. The accounting policies of the segments are the same as those described in the “Basis of Presentation and Summary of Significant Accounting Policies”.
      The following table represents key financial information of the Company’s business segments:

	Predecessor	Successor			Successor

					Three Months Ended
	Period Ended	27 Days Ended	Year Ended December 31,		March 31,
	December 4,	December 31,
	2003	2003	2004	2005	2005	2006

					(Unaudited)
	(In thousands)
Revenue:
Retail	$993,283	$66,177	$1,001,836	$989,493	$255,252	$294,890
Franchise	241,301	14,186	226,506	212,750	52,627	60,337
Manufacturing/ Wholesale:
Intersegment(1)	151,137	9,907	150,254	163,847	45,049	43,931
Third Party	105,625	8,925	116,400	115,465	28,556	31,665

Sub total Manufacturing/ Wholesale	256,762	18,832	266,654	279,312	73,605	75,596
Sub total segment revenues	1,491,346	99,195	1,494,996	1,481,555	381,484	430,823
Intersegment elimination(1)	(151,137)	(9,907)	(150,254)	(163,847)	(45,049)	(43,931)

Total revenue	$1,340,209	$89,288	$1,344,742	$1,317,708	$336,435	$386,892

Operating (loss) income:
Retail	$79,105	$6,546	$107,696	$77,191	$17,906	$35,263
Franchise	63,660	2,427	62,432	51,976	10,843	16,088
Manufacturing/ Wholesale	24,270	1,426	38,640	45,960	12,059	11,159
Unallocated corporate and other (costs) income:
Warehousing and distribution costs	(40,654)	(3,393)	(49,322)	(49,986)	(12,659)	(12,846)
Corporate costs	(62,478)	(3,651)	(57,462)	(55,437)	(12,895)	(21,810)
Impairment of goodwill and intangible assets	(709,367)	—	—	—	—	—
Legal settlement income	7,190	—	—	—	—	—
Other (expense) income	—	—	(1,300)	2,500	2,500	—

Sub total unallocated corporate and other (costs) income	(805,309)	(7,044)	(108,084)	(102,923)	(23,054)	(34,656)

Total operating (loss) income	$(638,274)	$3,355	$100,684	$72,204	$17,754	$27,854

(1)	Intersegment revenues are eliminated from consolidated revenue.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor	Successor			Successor

					Three Months Ended
	Period Ended	27 Days Ended	Year Ended December 31,		March 31,
	December 4,	December 31,
	2003	2003	2004	2005	2005	2006

					(Unaudited)
	(In thousands)
Depreciation and amortization:
Retail	$41,475	$1,444	$19,348	$24,313	$6,152	$5,377
Franchise	3,199	163	1,922	1,889	472	459
Manufacturing/ Wholesale	12,718	469	8,877	8,414	2,116	2,081
Corporate/ Other	1,659	177	8,647	6,420	1,360	1,717

Total depreciation and amortization	$59,051	$2,253	$38,794	$41,036	$10,100	$9,634

Capital expenditures:
Retail	$20,780	$455	$18,267	$11,657	$2,416	$2,832
Franchise	—	—	—	—	—	—
Manufacturing/ Wholesale	4,746	1,075	6,939	6,033	1,240	430
Corporate/ Other	5,494	297	3,123	3,135	727	430

Total capital expenditures	$31,020	$1,827	$28,329	$20,825	$4,383	$3,692

Total assets
Retail	$400,594	$424,645	$418,136	$441,364	$441,506	$466,317
Franchise	316,497	362,748	314,836	290,092	311,658	291,968
Manufacturing/ Wholesale	193,199	137,105	143,151	148,445	145,319	157,050
Corporate/ Other	127,799	100,396	155,217	143,930	133,734	106,846

Total assets	$1,038,089	$1,024,894	$1,031,340	$1,023,831	$1,032,217	$1,022,181

Geographic areas
Total revenues:
United States	$1,290,732	$84,605	$1,283,041	$1,255,468	$321,546	$368,815
Foreign	49,477	4,683	61,701	62,240	14,889	18,077

Total revenues	$1,340,209	$89,288	$1,344,742	$1,317,708	$336,435	$386,892

Long-lived assets:
United States	$498,862	$556,496	$529,756	$503,452	$519,218	$497,161
Foreign	7,362	6,700	6,284	4,713	5,662	4,496

Total long-lived assets	$506,224	$563,196	$536,040	$508,165	$524,880	$501,657

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table represents sales by general product category (previously this table contained a fifth category that is now collapsed and redistributed into the remaining four categories and the prior years have been adjusted to be comparable with the current year’s presentation):

	Predecessor	Successor			Successor

					Three Months Ended
	Period Ended	27 Days Ended	Year Ended December 31,		March 31,
	December 4,	December 31,
U.S. Retail Product Categories:	2003	2003	2004	2005	2005	2006

					(Unaudited)
	(In thousands)
VMHS	$348,309	$16,200	$362,592	$377,699	$99,159	$108,637
Sports Nutrition Products	284,687	15,500	293,156	330,308	80,343	98,042
Diet and Weight Management Products	253,593	12,000	193,068	135,219	39,688	45,788
Other Wellness Products	61,694	18,277	98,619	90,800	22,724	25,887

Total U.S. Retail revenues	948,283	61,977	947,435	934,026	241,914	278,354
Canada retail revenues(1)	45,000	4,200	54,401	55,467	13,338	16,536

Total Retail revenue	$993,283	$66,177	$1,001,836	$989,493	$255,252	$294,890

(1)	Product sales for Canada are managed in local currency, therefore total results are reflected in this table.
      In addition to the Retail product categories discussed above, Franchise revenues are primarily generated from (1) product sales to franchisees, (2) royalties from franchise retail sales and (3) franchise fees, and Manufacturing/Wholesale sales are generated from sales of manufactured products to third parties, primarily in the VMHS product category.

NOTE 21.	FRANCHISE REVENUE
      The Company’s Franchise segment generates revenues through product sales to franchisees, royalties, franchise fees and interest income on the financing of the franchise locations. The Company enters into franchise agreements with initial terms of ten years. The Company charges franchisees three types of flat franchise fees associated with stores: initial, transfer and renewal. The initial franchise fee is payable prior to the franchise store opening as consideration for the initial franchise rights and services performed by the Company. Transfer fees are paid as consideration for the same rights and services as the initial fee and occur when a former franchisee transfers ownership of the franchise location to a new franchisee. This is typically a reduced fee compared to the initial franchise fee. The renewal franchise fee is charged to existing franchisees upon renewal of the franchise contract. This fee is similar to, but typically less than the initial fee.
      Once the franchised store is opened, transferred or renewed, the Company has no further obligations under these fees to the franchisee. Therefore, all initial, transfer and renewal franchise fee revenue is recognized in the period in which a franchise store is opened, transferred or date the contract period is renewed. The Company recognized initial franchise fees of $0.3 million, $1.6 million, $1.3 million, $0.3 million and $0.3 million for the 27 days ended December 31, 2003, the years ended December 31, 2004 and 2005, and the three months ended March 31, 2005 and 2006, respectively, and GNCI recognized $3.0 million for the period January 1, 2003 to December 4, 2003.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is a summary of our franchise revenue by type:

	Predecessor	Successor			Successor

	Period Ended	27 Days Ended	Year Ended		Three Months Ended
			December 31,		March 31,

	December 4,	December 31,
	2003	2003	2004	2005	2005	2006

					(Unaudited)
	(In thousands)
Product sales	$193,984	$11,705	$184,485	$173,427	$42,300	$49,883
Royalties	31,038	1,870	32,452	31,380	8,295	8,640
Franchise fees	4,300	385	3,514	3,565	963	706
Other	11,979	226	6,055	4,378	1,069	1,108

Total franchise revenue	$241,301	$14,186	$226,506	$212,750	$52,627	$60,337

NOTE 22.	SUPPLEMENTAL CASH FLOW INFORMATION
      The Company remitted cash payments for federal and state income taxes of $5.1 million, $2.8 million for the years ended December 31, 2004 and 2005, respectively. GNCI remitted cash payments for federal and state income taxes of $2.5 million for the period January 1, 2003 to December 4, 2003. These payments were made to Nutricia in accordance with the informal tax sharing agreement between GNCI and Nutricia. See Income Taxes in the “Basis of Presentation and Summary of Significant Accounting Policies” section. The Company remitted no tax payments for the 27 days ended December 31, 2003.
      The Company remitted cash payments for interest expense related to the senior credit facility, Senior Notes and Senior Subordinated Notes of $32.7 million for the year ended December 31, 2005. The Company remitted cash payments for interest expense related to the Senior Subordinated Notes and senior credit facility of $32.7 million and $0.7 million for the year ended December 31, 2004 and the 27 days ended December 31, 2003, respectively. GNCI remitted cash payments to Numico for interest expense of $122.5 million, primarily related to the push down debt from Numico, for the period January 1, 2003 to December 4, 2003.

NOTE 23.	RETIREMENT PLANS
      The Company sponsors a 401(k) defined contribution savings plan covering substantially all employees. Full time employees who have completed 30 days of service and part time employees who have completed 1,000 hours of service are eligible to participate in the plan. The plan provides for employee contributions of 1% to 20% of individual compensation into deferred savings, subject to IRS limitations. The plan provides for Company contributions upon the employee meeting the eligibility requirements. The contribution match was temporarily suspended as of June 30, 2003, and was reinstated in January 2004. Effective April 1, 2005, the Company match consists of both a fixed and a discretionary match. The fixed match is 50% on the first 3% of the salary that an employee defers and the discretionary match could be up to an additional 100% match on the 3% deferral. The discretionary match is based on the following goals: (1) if the Company achieves 104% of its EBITDA goal, each participating employee will receive an additional 50% match on their 3% deferral; (2) if the Company achieves 108% of its EBITDA goal, the match will be increased by another 25% on their 3% deferral; and (3) if the Company achieves 112% of its EBITDA, the match will be increased by another 25% on their 3% deferral. The 401(k) match arrangement allows an employee to receive up to a maximum of 150% in Company matching funds.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      An employee becomes vested in the Company match portion as follows:

Years of Service	Percent Vested

0-1	0%
1-2	33%
2-3	66%
3+	100%
      The Company made cash contributions of $2.2 million and $1.4 million for the years ended December 31, 2004 and 2005, respectively. Since the match was suspended, the Company made no cash contributions to the plan for the 27 days ended December 31, 2003. GNCI made cash contributions $1.1 million for the period January 1, 2003 to December 4, 2003.
      The Company has a Non-qualified Executive Retirement Arrangement Plan that covers key employees. Under the provisions of this plan, certain eligible key employees are granted cash compensation, which in the aggregate was not significant for any year presented.
      The Company has a Non-qualified Deferred Compensation Plan that provides benefits payable to certain qualified key employees upon their retirement or their designated beneficiaries upon death. This plan allows participants the opportunity to defer pretax amounts ranging from 2% to 100% of their base compensation plus bonuses. The plan is funded entirely by elective contributions made by the participants. The Company has elected to finance any potential plan benefit obligations using corporate owned life insurance policies. As of December 31, 2005, plan assets exceed liabilities.

NOTE 24.	RELATED PARTY TRANSACTIONS

Successor:
      During the normal course of operations, for the 27 days ended December 31, 2003 and the years ended December 31, 2004 and 2005, Centers entered into transactions with entities that were under common ownership and control of the Company and Apollo Management V. In accordance with SFAS No. 57, “Related Party Disclosures”, the nature of these material transactions is described in the following footnotes.
      Management Service Fees. As of December 5, 2003 the Company and Centers entered into a management services agreement with Apollo Management V. The agreement provides that Apollo Management V furnish certain investment banking, management, consulting, financial planning, and financial advisory services on an ongoing basis and for any significant financial transactions that may be undertaken in the future. The length of the agreement is ten years. There is an annual general services fee of $1.5 million which is payable in monthly installments. There are also major transaction services fees for services that Apollo Management V may provide which would be based on normal and customary fees of like kind. The Purchase Agreement also contained a structuring and transaction services fee related to the Acquisition. This fee amounted to $7.5 million and was accrued for at December 31, 2003 and subsequently paid in January 2004. In addition, the Company reimburses expenses that are incurred and paid by Apollo Management V on behalf of the Company.
      Cost of Sales. On February 4, 2004, the Company, through its manufacturing subsidiary, entered into an agreement with Nalco, an Apollo Management V owned company, for water treatment programs at its South Carolina manufacturing facility. The agreement allows for water treatment to occur at the facility for a one year period, at a total cost of fifteen thousand dollars, to be billed in equal monthly installments that began January, 2005 and ended December 2005. We renewed this contract with Nalco through December 2006 for twenty-four thousand nine hundred dollars.

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Predecessor:
      During the normal course of operations, for the period January 1, 2003 to December 4, 2003, GNCI entered into transactions with entities that were under common ownership and control of Numico. In accordance with SFAS No. 57, “Related Party Disclosures”, the nature of these material transactions is described below. During 2003, Rexall and Unicity ceased to be related parties as their operations were sold by Numico. Transactions recorded with these companies prior to their sale dates are included in related party transactions.
      Sales. GNCI recognized net sales of $18.7 million to Numico affiliated companies for the period January 1, 2003 to December 4, 2003. These amounts were included in the Manufacturing/ Wholesale segment of the business.
      Cost of Sales. Included in cost of sales were purchases from Numico affiliated companies of $130.9 million for the period January 1, 2003 to December 4, 2003. A significant portion of these purchases related to raw material and packaging material purchases from Nutraco S.A., a purchasing subsidiary of Numico. Included in the above totals were additional purchases from another related party in the amounts of $28.8 million for the period January 1, 2003 to December 4, 2003.
      Transportation Revenue. GNCI operated a fleet of distribution vehicles that service delivery of product to company-owned and franchise locations. GNCI also delivered product for a related party. GNCI recognized $1.4 million associated with these transportation services for the period January 1, 2003 to December 4, 2003, as a reduction of its transportation costs.
      Research and Development. GNCI incurred $1.0 million of internally generated research and development costs for the period January 1, 2003 to December 4, 2003. In accordance with the previous Research Activities Agreement with Numico, also included in selling, general and administrative expenses for the period January 1, 2003 to December 4, 2003 were costs related to research and development charged by Numico. The agreement provided that Numico conduct research and development activities including but not limited to: ongoing program of scientific and medical research, support and advice on strategic research objectives, design and develop new products, organize and manage clinical trials, updates on the latest technological and scientific developments, and updates on regulatory issues. These charges totaled $4.2 million for the period January 1, 2003 to December 4, 2003.
      Insurance. In order to reduce costs and mitigate duplicate insurance coverage, GNCI’s ultimate parent, Numico, purchased certain global insurance policies covering several types of insurance for the period January 1, 2003 to December 4, 2003. GNCI received charges for their portion of these costs. These charges totaled $2.9 million for the period January 1, 2003 to December 4, 2003.
      Shared Service Personnel Costs. GNCI provided certain risk management, tax and internal audit services to other affiliates of Numico. The payroll and benefit costs associated with these services were reflected on GNCI’s financial statements and were not allocated to any affiliates. Total costs related to shared services absorbed by GNCI was $1.2 million for the period January 1, 2003 to December 4, 2003. GNCI also incurred costs related to management services provided for the benefit of all U.S. affiliates. These costs totaled $1.1 million for the period January 1, 2003 to December 4, 2003. GNCI received certain management services related to the affiliation between GNCI and its U.S. parent, Nutricia and its ultimate parent, Numico. These services were not significant to GNCI’s operations.

NOTE 25.	SUPPLEMENTAL GUARANTOR INFORMATION
      As of March 31, 2006, the Company’s debt includes Centers’ senior credit facility, its Senior Notes and its Senior Subordinated Notes. The senior credit facility has been guaranteed by the Company and its domestic subsidiaries. The Senior Notes are general unsecured obligations of Centers and rank secondary

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to Centers’ senior credit facility and are senior in right of payment to all existing and future subordinated obligations of Centers, including Centers Senior Subordinated Notes. The Senior Notes are unconditionally guaranteed on an unsecured basis by all of Centers’ existing and future material domestic subsidiaries. The Senior Subordinated Notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of Centers’ domestic subsidiaries and rank secondary to Center’s senior credit facility and Senior Notes. Guarantor subsidiaries include certain of the Company’s direct and indirect domestic subsidiaries as of the respective balance sheet dates. Non-guarantor subsidiaries include the remaining direct and indirect subsidiaries. The subsidiary guarantors are wholly owned by the Company. The guarantees are full and unconditional and joint and several.
      Presented below are condensed consolidated financial statements of the Company, Centers as the issuer, and the combined guarantor and non-guarantor subsidiaries as of, and for the 27 days ended December 31, 2003, the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006. The guarantor and non-guarantor subsidiaries are presented in a combined format as their individual operations are not material to the Company’s consolidated financial statements. Investments in subsidiaries are either consolidated or accounted for under the equity method of accounting. Intercompany balances and transactions have been eliminated. Also following are condensed consolidated financial statements for GNCI as of December 4, 2003 and for the period January 1, 2003 to December 4, 2003. Intercompany balances and transactions have been eliminated.
      For the 27 days ended December 31, 2003, the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006, the Parent company is the Company and the Issuer company is Centers (Successor). As of December 4, 2003 and for the period ended January 1, 2003 to December 4, 2003, the Parent company is GNCI (Predecessor).

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Combined	Combined
			Guarantor	Non-Guarantor
December 31, 2004	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(In thousands)
Current assets
Cash and cash equivalents	$—	$—	$82,722	$2,439	$—	$85,161
Receivables, net	—	—	66,821	1,327	—	68,148
Intercompany receivables	—	17,752	16,848	—	(34,600)	—
Inventories, net	—	—	258,085	14,169	—	272,254
Other current assets	607	257	45,731	3,920	—	50,515

Total current assets	607	18,009	470,207	21,855	(34,600)	476,078
Goodwill, net	—	—	77,643	942	—	78,585
Brands, net	—	—	209,000	3,000	—	212,000
Property, plant and equipment, net	—	—	172,813	22,596	—	195,409
Investment in subsidiaries	322,422	784,710	3,951	—	(1,111,083)	—
Other assets	—	18,336	59,339	373	(8,780)	69,268

Total assets	$323,029	$821,055	$992,953	$48,766	$(1,154,463)	$1,031,340

Current liabilities
Current liabilities	$163	$4,333	$182,490	$7,013	$—	$193,999
Intercompany payables	1,865	—	15,887	16,848	(34,600)	—

Total current liabilities	2,028	4,333	198,377	23,861	(34,600)	193,999
Long-term debt	—	494,300	—	20,954	(8,780)	506,474
Other long-term liabilities	—	—	9,866	—	—	9,866

Total liabilities	2,028	498,633	208,243	44,815	(43,380)	710,339
Cumulative redeemable exchangeable preferred stock	112,734	—	—	—	—	112,734
Total stockholders’ equity (deficit)	208,267	322,422	784,710	3,951	(1,111,083)	208,267

Total liabilities and stockholders’ equity	$323,029	$821,055	$992,953	$48,766	$(1,154,463)	$1,031,340

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Balance Sheets

			Combined	Combined
			Guarantor	Non-Guarantor
December 31, 2005	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(In thousands)
Current assets
Cash and cash equivalents	$—	$—	$83,143	$2,870	$—	$86,013
Receivables, net	—	—	69,518	1,112	—	70,630
Intercompany receivables	—	1,809	33,079	—	(34,888)	—
Inventories, net	—	—	283,511	14,655	—	298,166
Other current assets	—	97	39,825	4,765	—	44,687

Total current assets	—	1,906	509,076	23,402	(34,888)	499,496
Goodwill	—	—	79,167	942	—	80,109
Brands	—	—	209,000	3,000	—	212,000
Property, plant and equipment, net	—	—	158,877	20,605	—	179,482
Investment in subsidiaries	340,880	809,105	7,081	—	(1,157,066)	—
Other assets	—	16,331	45,120	73	(8,780)	52,744

Total assets	$340,880	$827,342	$1,008,321	$48,022	$(1,200,734)	$1,023,831

Current liabilities
Current liabilities	$(118)	$5,801	$188,362	$8,462	$—	$202,507
Intercompany payables	1,809	20,474	—	12,605	(34,888)	—

Total current liabilities	1,691	26,275	188,362	21,067	(34,888)	202,507
Long-term debt	—	460,187	—	19,837	(8,780)	471,244
Other long-term liabilities	—	—	10,854	37	—	10,891

Total liabilities	1,691	486,462	199,216	40,941	(43,668)	684,642
Cumulative redeemable exchangeable preferred stock	127,115	—	—	—	—	127,115
Total stockholders’ equity (deficit)	212,074	340,880	809,105	7,081	(1,157,066)	212,074

Total liabilities and stockholders’ equity (deficit)	$340,880	$827,342	$1,008,321	$48,022	$(1,200,734)	$1,023,831

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Balance Sheets

			Combined	Combined
			Guarantor	Non-Guarantor
March 31, 2006	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Unaudited)
	(In thousands)
Current assets
Cash and cash equivalents	$—	$—	$40,342	$3,948	$—	$44,290
Receivables, net	—	—	76,131	876	—	77,007
Intercompany receivables	—	1,893	33,079	—	(34,972)	—
Inventories, net	—	—	325,647	14,281	—	339,928
Other current assets	—	340	38,672	4,852	—	43,864

Total current assets	—	2,233	513,871	23,957	(34,972)	505,089
Goodwill	—	—	79,646	942	—	80,588
Brands	—	—	209,000	3,000	—	212,000
Property, plant and equipment, net	—	—	154,334	20,371	—	174,705
Investment in subsidiaries	302,427	771,829	8,057	—	(1,082,313)	—
Other assets	—	15,596	42,912	71	(8,780)	49,799

Total assets	$302,427	$789,658	$1,007,820	$48,341	$(1,126,065)	$1,022,181

Current liabilities
Current liabilities	$(144)	$6,334	$224,255	$9,669	$—	$240,114
Intercompany payables	1,893	20,955	1,093	11,031	(34,972)	—

Total current liabilities	1,749	27,289	225,348	20,700	(34,972)	240,114
Long-term debt	—	459,942	—	19,548	(8,780)	470,710
Other long-term liabilities	—	—	10,643	36	—	10,679

Total liabilities	1,749	487,231	235,991	40,284	(43,752)	721,503
Cumulative redeemable exchangeable preferred stock	130,982	—	—	—	—	130,982
Total stockholders’ equity (deficit)	169,696	302,427	771,829	8,057	(1,082,313)	169,696

Total liabilities and stockholders’ equity (deficit)	$302,427	$789,658	$1,007,820	$48,341	$(1,126,065)	$1,022,181

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statement of Operations

		Combined	Combined
Predecessor		Guarantor	Non-Guarantor
January 1, 2003 — December 4, 2003	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(In thousands)
Revenue	$—	$1,431,275	$60,071	$(151,137)	$1,340,209
Cost of sales, including costs of warehousing, distribution and occupancy	—	1,040,118	45,879	(151,137)	934,860

Gross profit	—	391,157	14,192	—	405,349
Compensation and related benefits	—	224,968	10,022	—	234,990
Advertising and promotion	—	38,274	139	—	38,413
Other selling, general and administrative	—	73,122	(2,184)	—	70,938
Other income	—	(5,810)	(4,275)	—	(10,085)
Impairment of goodwill and intangible assets	—	692,314	17,053	—	709,367
Subsidiary loss (income)	584,921	10,830	—	(595,751)	—

Operating (loss) income	(584,921)	(642,541)	(6,563)	595,751	(638,274)
Interest expense, net	—	119,502	1,623	—	121,125
					—
(Loss) income before income taxes	(584,921)	(762,043)	(8,186)	595,751	(759,399)
Income tax (benefit) expense	—	(177,122)	2,644	—	(174,478)

Net (loss) income	$(584,921)	$(584,921)	$(10,830)	$595,751	$(584,921)

			Combined	Combined
Successor			Guarantor	Non-Guarantor
27 Days Ended December 31, 2003	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

				(In thousands)
Revenue	$—	$—	$95,987	$5,424	$(12,123)	$89,288
Cost of sales, including costs of warehousing, distribution and occupancy	—	—	71,702	4,001	(12,123)	63,580

Gross profit	—	—	24,285	1,423	—	25,708
Compensation and related benefits	—	—	15,804	915	—	16,719
Advertising and promotion	—	—	475	39	—	514
Other selling, general and administrative	—	—	4,912	186	—	5,098
Other (income) expense	—	—	(18)	40	—	22
Subsidiary (income) loss	(354)	(496)	(81)	—	931	—

Operating income (loss)	354	496	3,193	243	(931)	3,355
Interest expense, net	—	224	2,429	120	—	2,773
Income (loss) before income taxes	354	272	764	123	(931)	582
Income tax (benefit) expense	—	(82)	268	42	—	228

Net income (loss)	$354	$354	$496	$81	$(931)	$354

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Operations

			Combined	Combined
Successor			Guarantor	Non-Guarantor
Year Ended December 31, 2004	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(In thousands)
Revenue	$—	$—	$1,281,774	$72,611	$(9,643)	$1,344,742
Cost of sales, including costs of warehousing, distribution and occupancy	—	—	852,190	52,688	(9,643)	895,235

Gross profit	—	—	429,584	19,923	—	449,507
Compensation and related benefits	—	—	217,959	11,998	—	229,957
Advertising and promotion	—	—	43,620	335	—	43,955
Other selling, general and administrative	143	1,745	66,104	5,879	—	73,871
Subsidiary (income) loss	(42,647)	(43,918)	(325)	—	86,890	—
Other expense (income)	1,330	—	(52)	(238)	—	1,040

Operating income (loss)	41,174	42,173	102,278	1,949	(86,890)	100,684
Interest expense, net	83	—	32,853	1,579	—	34,515

Income (loss) before income taxes	41,091	42,173	69,425	370	(86,890)	66,169
Income tax (benefit) expense	(576)	(474)	25,507	45	—	24,502

Net income (loss)	$41,667	$42,647	$43,918	$325	$(86,890)	$41,667

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Operations

			Combined	Combined
Successor			Guarantor	Non-Guarantor
Year Ended December 31, 2005	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(In thousands)
Revenue	$—	$—	$1,255,357	$72,898	$(10,547)	$1,317,708
Cost of sales, including costs of warehousing, distribution and occupancy	—	—	855,900	53,387	(10,547)	898,740

Gross profit	—	—	399,457	19,511	—	418,968
Compensation and related benefits	—	—	216,437	12,189	—	228,626
Advertising and promotion	—	—	44,179	482	—	44,661
Other selling, general and administrative	421	1,923	72,657	1,531	—	76,532
Subsidiary (income) loss	(18,666)	(24,185)	(3,067)	—	45,918	—
Other income	—	—	(2,441)	(614)	—	(3,055)

Operating income (loss)	18,245	22,262	71,692	5,923	(45,918)	72,204
Interest expense, net	—	6,715	34,788	1,575	—	43,078

Income (loss) before income taxes	18,245	15,547	36,904	4,348	(45,918)	29,126
Income tax (benefit) expense	(151)	(3,119)	12,719	1,281	—	10,730

Net income (loss)	$18,396	$18,666	$24,185	$3,067	$(45,918)	$18,396

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Operations

			Combined	Combined
Successor			Guarantor	Non-Guarantor
Three Months Ended March 31, 2005	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Unaudited)
	(In thousands)
Revenue	$—	$—	$322,346	$17,685	$(3,596)	$336,435
Cost of sales, including costs of warehousing, distribution and occupancy	—	—	220,927	13,125	(3,596)	230,456

Gross profit	—	—	101,419	4,560	—	105,979
Compensation and related benefits	—	—	54,321	2,993	—	57,314
Advertising and promotion	—	—	14,483	118	—	14,601
Other selling, general and administrative	93	478	17,930	414	—	18,915
Subsidiary (income) loss	(2,795)	(6,022)	(810)	—	9,627	—
Other income	—	—	(2,510)	(95)	—	(2,605)

Operating income (loss)	2,702	5,544	18,005	1,130	(9,627)	17,754
Interest expense, net	—	4,574	8,571	326	—	13,471

Income (loss) before income taxes	2,702	970	9,434	804	(9,627)	4,283
Income tax (benefit) expense	(34)	(1,825)	3,412	(6)	—	1,547

Net income (loss)	$2,736	$2,795	$6,022	$810	$(9,627)	$2,736

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Operations

			Combined	Combined
Successor			Guarantor	Non-Guarantor
Three months Ended March 31, 2006	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Unaudited)
	(In thousands)
Revenue	$—	$—	$369,164	$20,896	$(3,168)	$386,892
Cost of sales, including costs of warehousing, distribution and occupancy	—	—	245,126	14,914	(3,168)	256,872

Gross profit	—	—	124,038	5,982	—	130,020
Compensation and related benefits	—	—	62,600	3,252	—	65,852
Advertising and promotion	—	—	15,745	94	—	15,839
Other selling, general and administrative	92	1,029	19,414	528	—	21,063
Subsidiary (income) loss	(11,493)	(12,603)	(1,596)	—	25,692	—
Other expense (income)	—	—	26	(614)	—	(588)

Operating income (loss)	11,401	11,574	27,849	2,722	(25,692)	27,854
Interest expense, net	—	735	8,558	383	—	9,676

Income (loss) before income taxes	11,401	10,839	19,291	2,339	(25,692)	18,178
Income tax (benefit) expense	(34)	(654)	6,688	743	—	6,743

Net income (loss)	$11,435	$11,493	$12,603	$1,596	$(25,692)	$11,435

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

		Combined	Combined
Predecessor		Guarantor	Non-Guarantor
Period January 1, 2003 to December 4, 2003	Parent	Subsidiaries	Subsidiaries	Consolidated

	(In thousands)
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$—	$99,755	$(6,887)	$92,868
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	(30,069)	(951)	(31,020)
Store acquisition costs	—	(3,193)	—	(3,193)
Investment distribution	91,794	(91,794)	—	—
Other investing	—	2,706	54	2,760

Net cash from investing activities	91,794	(122,350)	(897)	(31,453)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt — related party	(91,794)	—	—	(91,794)
Other financing	—	1,915	(887)	1,028

Net cash from financing activities	(91,794)	1,915	(887)	(90,766)
Effect of exchange rate on cash	—	—	12	12
Net decrease in cash and cash equivalents	—	(20,680)	(8,659)	(29,339)
Cash and cash equivalents at beginning of period	—	27,327	11,438	38,765

Cash and cash equivalents at end of period	$—	$6,647	$2,779	$9,426

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

			Combined	Combined
Successor			Guarantor	Non-Guarantor
27 Days Ended December 31, 2003	Parent	Issuer	Subsidiaries	Subsidiaries	Consolidated

	(In thousands)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:	$—	$(19,363)	$24,139	$(88)	$4,688
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of General Nutrition Companies, Inc.	—	(738,117)	—	—	(738,117)
Capital expenditures	—	—	(1,822)	(5)	(1,827)
Other investing	—	—	(57)	—	(57)

Net cash used in investing activities	—	(738,117)	(1,879)	(5)	(740,001)
CASH FLOWS FROM FINANCING ACTIVITIES:
GNC Corporation investment in General Nutrition Centers, Inc.	(277,500)	277,500	—	—	—
Issuance of common stock	177,500	—	—	—	177,500
Issuance proceeds of preferred stock	100,000	—	—	—	100,000
Borrowings from senior credit facility	—	285,000	—	—	285,000
Proceeds from senior subordinated notes issuance	—	215,000	—	—	215,000
Other financing	—	(20,020)	1,735	—	(18,285)

Net cash provided by financing activities	—	757,480	1,735	—	759,215
Effect of exchange rate on cash	—	—	—	(152)	(152)
Net increase (decrease) in cash	—	—	23,995	(245)	23,750
Beginning balance, cash	—	—	6,647	2,779	9,426

Ending balance, cash	$—	$—	$30,642	$2,534	$33,176

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

			Combined
Successor			Guarantor	Non-Guarantor
Year Ended December 31, 2004	Parent	Issuer	Subsidiaries	Subsidiaries	Consolidated

	(In thousands)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:	$—	$(1,754)	$83,675	$1,547	$83,468
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	—	(27,588)	(741)	(28,329)
Acquisition of General Nutrition Companies, Inc.	—	2,102	—	—	2,102
Investment/distribution	—	2,850	(2,850)	—	—
Other investing	—	—	(810)	—	(810)

Net cash provided by (used in) investing activities	—	4,952	(31,248)	(741)	(27,037)
CASH FLOWS FROM FINANCING ACTIVITIES:
GNC Corporation investment in General Nutrition Centers, Inc.	(758)	758	—	—	—
Issuance costs of preferred stock	(459)	—	—	—	(459)
Issuance of common stock	1,581	—	—	—	1,581
Purchase of treasury stock	(364)	—	—	—	(364)
Payments on long-term debt — third parties	—	(2,850)	—	(978)	(3,828)
Other financing	—	(1,106)	(347)	—	(1,453)

Net cash used in financing activities	—	(3,198)	(347)	(978)	(4,523)
Effect of exchange rate on cash	—	—	—	77	77

Net increase (decrease) in cash	—	—	52,080	(95)	51,985
Beginning balance, cash	—	—	30,642	2,534	33,176

Ending balance, cash	$—	$—	$82,722	$2,439	$85,161

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

			Combined
Successor			Guarantor	Non-Guarantor
Year Ended December 31, 2005	Parent	Issuer	Subsidiaries	Subsidiaries	Consolidated

	(In thousands)
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$—	$4,710	$57,720	$1,756	$64,186
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	—	(20,626)	(199)	(20,825)
Investment/distribution	—	36,882	(36,882)	—	—
Other investing	—	—	(710)	—	(710)

Net cash provided by (used in) investing activities	—	36,882	(58,218)	(199)	(21,535)
CASH FLOWS FROM FINANCING ACTIVITIES:
GNC Corporation return of capital from General Nutrition Centers, Inc.	901	(901)	—	—	—
Repurchase/retirement of common stock	(901)	—	—	—	(901)
Payments on long-term debt — third parties	—	(185,981)	—	(1,033)	(187,014)
Proceeds from senior notes issuance	—	150,000	—	—	150,000
Other financing	—	(4,710)	919	—	(3,791)

Net cash (used in) provided by financing activities	—	(41,592)	919	(1,033)	(41,706)
Effect of exchange rate on cash	—	—	—	(93)	(93)

Net increase in cash	—	—	421	431	852
Beginning balance, cash	—	—	82,722	2,439	85,161

Ending balance, cash	$—	$—	$83,143	$2,870	$86,013

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

			Combined	Combined
Successor			Guarantor	Non-Guarantor
Three Months Ended March 31, 2005	Parent	Issuer	Subsidiaries	Subsidiaries	Consolidated

	(Unaudited)
	(In thousands)
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$—	$4,201	$30,373	$966	$35,540
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	—	(4,361)	(22)	(4,383)
Investment/distribution	—	35,245	(35,245)	—	—
Other investing	—	—	(558)	—	(558)

Net cash provided by (used in) investing activities	—	35,245	(40,164)	(22)	(4,941)
CASH FLOWS FROM FINANCING ACTIVITIES:
GNC Corporation return of capital from General Nutrition Centers, Inc.	416	(416)	—	—	—
Repurchase/retirement of common stock	(416)	—	—	—	(416)
Payments on long-term debt	—	(185,245)	—	(246)	(185,491)
Proceeds from senior notes issuance	—	150,000	—	—	150,000
Other financing	—	(3,785)	1,760	—	(2,025)

Net cash (used in) provided by financing activities	—	(39,446)	1,760	(246)	(37,932)
Effect of exchange rate on cash	—	—	—	(63)	(63)

Net (decrease) increase in cash	—	—	(8,031)	635	(7,396)
Beginning balance, cash	—	—	82,722	2,439	85,161

Ending balance, cash	$—	$—	$74,691	$3,074	$77,765

GNC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

			Combined	Combined
Successor			Guarantor	Non-Guarantor
Three Months Ended March 31, 2006	Parent	Issuer	Subsidiaries	Subsidiaries	Consolidated

	(Unaudited)
	(In thousands)
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$—	$—	$10,778	$1,695	$12,473
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	—	(3,357)	(335)	(3,692)
Investment/distribution	—	50,247	(50,247)	—	—
Other investing	—	—	(131)	—	(131)

Net cash provided by (used in) investing activities	—	50,247	(53,735)	(335)	(3,823)
CASH FLOWS FROM FINANCING ACTIVITIES:
GNC Corporation return of capital from General Nutrition Centers, Inc	68	(68)	—	—	—
Restricted payment made by General Nutrition Centers, Inc. to GNC Corporation Common Stockholders	—	(49,934)	—	—	(49,934)
Repurchase/retirement of common stock	(68)	—	—	—	(68)
Payments on long-term debt	—	(245)	—	(272)	(517)
Other financing	—	—	156	—	156

Net cash (used in) provided by financing activities	—	(50,247)	156	(272)	(50,363)
Effect of exchange rate on cash	—	—	—	(10)	(10)

Net (decrease) increase in cash	—	—	(42,801)	1,078	(41,723)
Beginning balance, cash	—	—	83,143	2,870	86,013

Ending balance, cash	$—	$—	$40,342	$3,948	$44,290

[Inside front cover and back cover]
[Map of our locations]
[Photographs of our target customers, pursuing healthy lifestyles]
[Photographs of our operations, including stores, manufacturing facilities, and distribution centers]
[Screen shot of www.gnc.com]
[Photographs of our private brand products]

Shares
GNC Corporation
Common Stock

PROSPECTUS

Merrill Lynch & Co.
Lehman Brothers
UBS Investment Bank
                    , 2006

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the New York Stock Exchange application fee.

SEC registration fee		$42,800
NASD filing fee		$40,500
New York Stock Exchange application fee	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent fees and expenses	$	*
Blue sky fees and expenses	$	*
Miscellaneous fees and expenses	$	*
Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.
      Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.
      Our amended and restated certificate of incorporation and amended and restated by-laws that will be effective upon closing of this offering, will include provisions to (1) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL and (2) require the registrant to indemnify its directors, officers, and employees and other persons serving at our request as a director, officer, employee, or agent of another entity to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. Each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the registrant or its stockholders, for improper transactions between the director and the registrant, and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
      We have entered into indemnification agreements with our directors and senior officers. The indemnification agreements provide indemnification to our directors and senior officers under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.
      At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.
      We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities
      During December 2003, we issued and sold 28,743,333 shares of our common stock to our principal stockholder for an aggregate purchase price of $172.5 million, and 823,333 shares of our common stock to certain of our directors and members of our management and other employees for an aggregate purchase price of $4.9 million, or $6.00 per share. We also sold 100,000 shares of our preferred stock for an aggregate purchase price of $100 million, or $1,000 per share, to our principal stockholder. These shares of common and preferred stock were issued and sold in transactions exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act as transactions made only to “accredited investors” within the meaning of the Securities Act. The shares are restricted securities as defined in Rule 144 under the Securities Act.
      During February 2004, we issued and sold an aggregate of 287,997 shares of our common stock to directors, senior management and certain employees pursuant to our 2004 Executive Stock Purchase Plan for an aggregate purchase price of $1.7 million, or $6.00 per share. These shares of common stock were issued and sold in a transaction exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under the Securities Act. The shares are restricted securities as defined in Rule 144.
      During December 2003, we granted options to purchase an aggregate of 2,535,674 shares of our common stock to directors and employees under our 2003 Omnibus Stock Incentive Plan pursuant to exemptions from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under the Securities Act. The stock options granted in December 2003 to directors and employees under the 2003 plan generally have a four-year vesting schedule, and expire after seven years from the date of grant. These options have an exercise price of $6.00 per share. The exercise price was determined to be the fair value of the options at that time, since $6.00 was the value used in the initial capitalization of the Company for the Acquisition in an arm’s length transaction occurring on the same date.
      From February 2004 through August 2004, we granted options to purchase an aggregate of 131,320 shares of our common stock to directors and non-senior management employees under the 2003 plan pursuant to exemptions from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under the Securities Act. The options generally have a four-year vesting schedule, expire after seven years from the date of grant, and have an exercise price of $6.00 per share. The exercise price for each issuance was determined as a result of a valuation of our common stock based on the same model that was used by Apollo in the Numico acquisition and that resulted in a value slightly below $6.00 per share.
      In December 2004, we granted an option to purchase 300,000 shares of our common stock to our interim Chief Executive Officer under the 2003 plan. The option vested 50% upon grant and 50% upon the first anniversary of the date of grant, expires after seven years from the date of grant, and has an exercise price of $6.00 per share. The exercise price was determined as a result of a valuation of our common stock, each of which was based on the same model that was used by Apollo in the Numico acquisition and which resulted in a value slightly below $6.00 per share. This option was granted in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving a public offering.
      In 2005, we granted options to purchase an aggregate of 1,275,506 shares of our common stock to non-senior management employees and a director under the 2003 plan. The options generally have a four-year vesting schedule, expire after seven years from the date of grant, and have an exercise price of $6.00 per share. The exercise price was determined as a result of a valuation of our common stock, each of which was based on the same model that was used by Apollo in the Numico acquisition and which resulted in a value slightly below $6.00 per share. These options were granted in transactions exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act as transactions not involving a public offering.
      On January 1, 2006, we issued 25,000 shares of our common stock to our Executive Chairman of the Board as compensation pursuant to a new employment agreement entered into in December 2005 for a purchase price equal to the aggregate par value of the shares. The purchase price was deemed paid in full upon issuance of the share in consideration of the executive’s services rendered to us. The shares were issued in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving a public offering. The shares are restricted securities as defined in Rule 144.
      In January 2006, we granted an option to purchase 10,000 shares of our common stock to a non-senior management employee under the 2003 plan. The option has a four-year vesting schedule, expires after seven years from the date of grant, and has an exercise price of $6.00 per share. . The exercise price was determined as a result of a valuation of our common stock, each of which was based on the same model that was used by Apollo in the Numico acquisition and which resulted in a value slightly below $6.00 per share. This option was granted in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving a public offering.
      Since March 2006, we have granted options to purchase an aggregate of 284,500 shares of our common stock to non-senior management employees and a director. The options generally have a four-year vesting schedule, expire after seven years from the date of grant, and have an exercise price of $9.77 per share. The exercise price was determined as a result of a valuation of our common stock conducted in February 2006 based upon an updated valuation model in order to determine the fair market value of our common stock as of December 31, 2005. As of March 31, 2006, we determined that no further update of the updated valuation model was indicated. These options were granted in transactions exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act as transactions not involving a public offering.
      In April 2006, we issued 75,000 shares of our common stock to a former director upon the exercise of a vested stock option and the payment of an aggregate of $450,000. The shares were issued in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving a public offering. The shares are restricted securities as defined in Rule 144.

Item 16.	Exhibits and Financial Statement Schedules.

Item 16(A).	Exhibits.

Exhibit
No.	Description	Incorporation by Reference to

1.1	Form of Underwriting Agreement.*

2.1	Purchase Agreement among Royal Numico N.V., Numico USA, Inc., and Apollo GNC Holding, Inc., dated as of October 13, 2003.	Exhibit 2.1 to Amendment No. 1 to GNC’s Registration Statement on Form S-1, filed July 14, 2004.

3.1	Form of Amended and Restated Certificate of Incorporation of GNC Corporation.*

3.2	Form of Restated Bylaws of GNC.*

3.3	Specimen of Stock Certificate.*

4.1	Stockholders’ Agreement, by and among General Nutrition Centers Holding Company and the Stockholders, dated as of December 5, 2003.	Exhibit 4.8 to Amendment No. 1 to GNC’s Registration Statement on Form S-1, filed July 14, 2004.

4.2	Amended and Restated Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of 12% Series A Exchangeable Preferred Stock of General Nutrition Centers Holding Company.	Exhibit 4.1 to GNC Corporation Registration Statement on Form S-4, filed June 22, 2004.

4.3	Form of 12% Series A Exchangeable Preferred Stock Certificate.	Exhibit 4.8 to Amendment No. 1 to GNC Corporation Registration Statement on Form S-4, filed August 24, 2004.

4.4	Registration Rights Agreement, dated December 23, 2003, among General Nutrition Centers Holding Company, Lehman Brothers Inc., and J.P. Morgan Securities Inc., as initial purchasers of the 12% Series A Exchangeable Preferred Stock of General Nutrition Centers Holding Company.	Exhibit 4.2 to GNC’s Registration Statement on Form S-4, filed June 22, 2004.

4.5	Indenture, dated as of December 5, 2003, among Centers, the Guarantors (as defined therein), and U.S. Bank National Association, as trustee relating to Centers’ 8 1/2 % Senior Subordinated Notes due 2010.	Exhibit 4.1 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

Exhibit
No.	Description	Incorporation by Reference to

4.6	Supplemental Indenture, dated as of April 6, 2004, among GNC Franchising, LLC, Centers, the other Guarantors (as defined in the Indenture referred to therein), and U.S. Bank National Association, as trustee relating to Centers’ 8 1/2 % Senior Subordinated Notes due 2010.	Exhibit 4.2 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

4.7	Form of 8 1/2 % Senior Subordinated Note due 2010. (Included in Exhibit 4.4)

4.8	Registration Rights Agreement, dated December 5, 2003, among Centers, the guarantors listed on Schedule I thereto, and Lehman Brothers Inc., J.P. Morgan Securities Inc., and UBS Securities LLC, as the initial purchasers of the notes.	Exhibit 4.4 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

4.9	Indenture, dated as of January 18, 2005, among Centers, each of the Guarantors party thereto, and U.S. Bank National Association, as Trustee.	Exhibit 4.1 to GNC’s Form 8-K, filed January 19, 2005.

4.10	Form of 8 5/8 % Senior Note due 2011.	Exhibit 4.2 to GNC’s Form 8-K, filed January 19, 2005.

4.11	Registration Rights Agreement, dated as of January 18, 2005, by and among Centers, the Guarantors listed on Schedule I thereto, Lehman Brothers Inc., and J.P. Morgan Securities Inc.	Exhibit 10.4 to GNC’s Form 8-K, filed January 19, 2005.

5.1	Opinion of Gardere Wynne Sewell LLP.*

10.1	Credit Agreement, dated as of December 5, 2003, among General Nutrition Centers Holding Company, Centers, as borrower, the several other banks and other financial institutions or entities from time to time party thereto, Lehman Brothers Inc., and J.P. Morgan Securities Inc., as joint lead arrangers and joint book runners, JPMorgan Chase Bank, as syndication agent, and Lehman Commercial Paper Inc., as administrative agent.	Exhibit 10.1 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.2	First Amendment to the Credit Agreement, dated as of December 14, 2004, among GNC, Centers, as borrower, the several banks and other financial institutions or entities from time to time party to the Credit Agreement referred to therein, and Lehman Commercial Paper Inc.	Exhibit 10.1 to GNC’s Form 8-K, filed December 16, 2004.

10.3	Second Amendment to the Credit Agreement, dated as of May 25, 2004, among GNC, Centers, as borrower, the several banks and other financial institutions or entities from time to time party to the Credit Agreement referred to therein, and Lehman Commercial Paper Inc.	Exhibit 10.1 to GNC’s Form 8-K, filed May 31, 2006.

Exhibit
No.	Description	Incorporation by Reference to

10.4	Guarantee and Collateral Agreement, dated as of December 5, 2003, made by General Nutrition Centers Holding Company, Centers, and certain of its subsidiaries in favor of Lehman Commercial Paper Inc., as administrative agent.	Exhibit 10.2 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.5	Form of Intellectual Property Security Agreement, dated as of December 5, 2003, made in favor of Lehman Commercial Paper Inc., as administrative agent.	Exhibit 10.3 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.6	Management Services Agreement, dated as of December 5, 2003, by and among Centers, General Nutrition Centers Holding Company, and Apollo Management V, L.P.	Exhibit 10.4 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.7	Mortgage, Assignment of Leases, Rents and Contracts, Security Agreement and Fixture Filing from Gustine Sixth Avenue Associates, Ltd., as Mortgagor, to Allstate Life Insurance Company, as Mortgagee, dated March 23, 1999.	Exhibit 10.5 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.8	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Exhibit 10.6 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.9	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Investment Company.	Exhibit 10.7 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.10	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Investment Company.	Exhibit 10.8 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.11	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Exhibit 10.9 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.12	Know-How License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Exhibit 10.10 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.13	Know-How License Agreement, dated December 5, 2003, by and between Numico Research B.V. and General Nutrition Investment Company.	Exhibit 10.11 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.14	Know-How License Agreement, dated December 5, 2003, by and between General Nutrition Corporation and N.V. Nutricia.	Exhibit 10.12 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.15	Patent License Agreement, dated December 5, 2003, by and between General Nutrition Investment Company and Numico Research B.V.	Exhibit 10.13 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.16	GNC Live Well Later Non-Qualified Deferred Compensation Plan.	Exhibit 10.14 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.17	GNC Corporation 2003 Omnibus Stock Incentive Plan.	Exhibit 10.2 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.18	Form of GNC 2003 Omnibus Stock Incentive Plan Non-Qualified Stock Option Agreement.	Exhibit 10.2 to GNC’s Form 8-K, filed March 18, 2005.

Exhibit
No.	Description	Incorporation by Reference to

10.19	Form of GNC 2003 Omnibus Stock Incentive Plan Stock Option Agreement.	Exhibit 10.2 to GNC’s Form 8-K, filed June 2, 2005.

10.20	Stock Option Agreement, dated as of December 1, 2004, by and between GNC and Robert J. DiNicola.	Exhibit 10.2 to GNC’s Form 8-K, filed December 3, 2004.

10.21	2006 GNC Stock Incentive Plan.*

10.22	Employment Agreement, dated as of December 1, 2004, by and between Centers and Robert J. DiNicola.	Exhibit 10.1 to GNC’s Form 8-K, filed December 3, 2004.

10.23	Employment Agreement, dated as of December 22, 2005, by and among Centers, GNC, and Robert J. DiNicola.	Exhibit 10.1 to GNC’s Form 8-K, filed December 22, 2005.

10.24	Employment Agreement, dated as of December 15, 2004, by and between Centers and Joseph Fortunato.	Exhibit 10.2 to GNC’s Form 8-K, filed January 19, 2005.

10.25	First Amendment to Employment Agreement, dated as of June 22, 2005, by and between Centers and Joseph Fortunato.	Exhibit 10.1 to GNC’s Form 8-K, filed June 23, 2005.

10.26	Employment Agreement, dated as of November 23, 2005, by and between Centers and Joseph Fortunato.	Exhibit 10.2 to GNC’s Form 8-K/A, filed November 29, 2005.

10.27	Employment Agreement, dated as of February 21, 2005, by and between Centers and Robert Homler.	Exhibit 10.1 to GNC’s Form 8-K, filed February 23, 2005.

10.28	Employment Agreement, dated as of January 11, 2006, by and between Centers and Robert Homler.	Exhibit 10.2 to GNC’s Form 8-K/A, filed January 13, 2006.

10.29	Employment Agreement, dated as of April 11, 2006, by and between Centers and Alan Schlesinger.	Exhibit 10.1 to GNC’s Form 8-K, filed April 11, 2006.

10.30	Settlement Agreement, dated as of May 24, 2006, by and between Centers and Alan Schlesinger.	Exhibit 10.1 to GNC’s Form 8-K/A, filed May 31, 2006.

10.31	Employment Agreement, dated as of December 14, 2004, amended and restated as of March 14, 2005, by and between General Nutrition Centers, Inc. and Curtis Larrimer.	Exhibit 10.1 GNC’s Form 8-K, filed March 14, 2005.

10.32	Employment Agreement, dated as of March 31, 2006, by and between Centers and Mark L. Weintrub.	Exhibit 10.1 to GNC’s Form 8-K, filed March 31, 2006.

10.33	Employment Agreement, dated July 6, 2006, by and between Centers and Joseph J. Weiss.	Exhibit 10.1 to GNC’s Form 8-K, filed July 6, 2006.

10.34	Employment Agreement, dated as of December 5, 2003, by and between Centers and Susan Trimbo.	Exhibit 10.22 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.35	First Amendment to Employment Agreement, dated as of September 27, 2004, by and between Susan Trimbo and General Nutrition Centers, Inc. (1)

Exhibit
No.	Description	Incorporation by Reference to

10.36	Employment Agreement, dated as of December 5, 2003, by and between Centers and Reginald Steele.	Exhibit 10.23 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.37	First Amendment to Employment Agreement, dated as of September 27, 2004, by and between Reginald Steele and General Nutrition Centers, Inc.(1)

10.38	Employment Agreement, dated as of December 5, 2003, between General Nutrition Centers, Inc. and Louis Mancini.	Exhibit 10.16 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.39	First Amendment to Employment Agreement, dated February 12, 2004, by and between General Nutrition Centers, Inc. and Louis Mancini.	Exhibit 10.17 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.40	Separation Agreement and General Release, dated as of December 1, 2004, by and between Louis Mancini and Centers.	Exhibit 10.3 to GNC’s Form 8-K, filed January 19, 2005.

10.41	Employment Agreement, dated as of December 15, 2004, by and between Centers and David Heilman.	Exhibit 10.1 to GNC’s Form 8-K, filed January 19, 2005.

10.42	Separation Agreement and General Release, dated as of March 10, 2005, by and between Dave Heilman and General Nutrition Centers, Inc.	Exhibit 10.1 to GNC’s Form 8-K, filed March 14, 2005.

10.43	Employment Agreement, dated as of February 2, 2004, by and between Centers and Margaret Peet.	Exhibit 10.30 to GNC’s Form 10-K, filed March 30, 2005.

10.44	First Amendment to Employment Agreement, dated as of September 27, 2004, by and between Centers and Margaret Peet.	Exhibit 10.30 to GNC’s Form 10-K, filed March 30, 2005.

10.45	Employment Agreement, dated as of May 27, 2005, by and between Centers and Bruce E. Barkus.	Exhibit 10.1 to GNC’s Form 8-K, filed June 2, 2005.

10.46	Separation Agreement and General Release, dated as of November 10, 2005, by and among Centers, GNC, and Bruce E. Barkus.	Exhibit 10.1 to GNC’s Form 8-K, filed November 14, 2005.

10.47	GNC/ Rite Aid Retail Agreement, dated as of December 8, 1998, between General Nutrition Sales Corporation and Rite Aid Corporation.**	Exhibit 10.24 to Centers’ Registration Statement on Form S-4, filed August 9, 2004.

10.48	Amendment to the GNC/ Rite Aid Retail Agreement, effective as of November 20, 2000, between General Nutrition Sales Corporation and Rite Aid Hdqtrs Corp.**	Exhibit 10.25 to Centers’ Registration Statement on Form S-4, filed August 9, 2004.

10.49	Amendment to the GNC/ Rite Aid Retail Agreement effective as of May 1, 2004, between General Nutrition Sales Corporation and Rite Aid Hdqtrs Corp.**	Exhibit 10.26 to Centers’ Registration Statement on Form S-4, filed August 9, 2004.

10.50	Form of Indemnification Agreement for directors and senior officers of GNC.	Exhibit 10.1 to GNC’s Form 8-K, filed April 25, 2006.

10.51	Form of Indemnification Agreement for directors and senior officers of Centers.	Exhibit 10.2 to GNC’s Form 8-K, filed April 25, 2006.

Exhibit
No.	Description	Incorporation by Reference to

14.1	Code of Ethics for Chief Executive and Senior Financial Officers.	Exhibit 14.1 to GNC’s Form 10-K, filed March 30, 2005.

21.1	Subsidiaries of GNC.(1)

23.1	Consent of PricewaterhouseCoopers LLP relating to financial statements of GNC Corporation.(2)

23.2	Consent of PricewaterhouseCoopers LLP relating to the financial statements of General Nutrition Companies, Inc.(2)

23.3	Consent of Gardere Wynne Sewell LLP (included in Exhibit 5.1).*

24.1	Powers of Attorney (included in the signature pages).(1)

24.2	Power of Attorney of John R. Ranelli.(2)

*	To be filed by amendment.

**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the Securities and Exchange Commission.

(1)	Previously filed with the Form S-1 filed by the Registrant on June 2, 2006.

(2)	Filed herewith.

Item 16(b).	Financial Statement Schedule.
Valuation and Qualifying Accounts
GNC Corporation and Subsidiaries
Valuation and Qualifying Accounts

		Additions —
	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
	of Period	Expense	Deductions(3)	Period

	(In thousands)
Allowance for doubtful accounts(1)
Predecessor
Period January 1, 2003 to December 4, 2003	17,692	20,348	(18,425)	19,615

Successor
27 days ended December 31, 2003	19,615	2,254	(6,879)	14,990
Twelve months ended December 31, 2004	14,990	8,431	(11,163)	12,258
Twelve months ended December 31, 2005	12,258	9,736	(11,375)	10,619
Deferred tax valuation allowance(2)
Predecessor
Period January 1, 2003 to December 4, 2003	34,841	34,045	—	68,886
Inventory reserves
Predecessor
Period January 1, 2003 to December 4, 2003	14,751	13,756	(11,607)	16,900

Successor
27 days ended December 31, 2003	16,900	2,857	(506)	19,251
Twelve months ended December 31, 2004	19,251	17,344	(22,034)	14,561
Twelve months ended December 31, 2005	14,561	3,864	(6,272)	12,153

(1)	These balances are the total allowance for doubtful accounts for trade accounts receivable and the current and long-term franchise note receivable.

(2)	There was no deferred tax valuation allowance balance for the other period presented in this table.

(3)	Deductions for the allowance for doubtful accounts represent: accounts receivable reserve policy adjustments; reductions to franchise receivable reserves for franchise take-backs, customer product returns; and the collection of previously reserved receivables. The deductions to the inventory reserves represents: adjustments to our lower of cost or market reserve; adjustments to our obsolescence reserve; reversal of inventory shrink reserve; and adjustments due to the disposal of expired, rejected and damaged inventory.

Item 17.	Undertakings
      The undersigned registrants hereby undertake that:

(A) to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(B) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(C) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933 each, post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pittsburgh, Pennsylvania, on July 7, 2006.

GNC Corporation
(Registrant)

By:	/s/ Joseph Fortunato

Joseph Fortunato

President and Chief Executive Officer

Signature		Title	Date

/s/ Joseph Fortunato Joseph Fortunato		Director, President, and Chief Executive Officer (principal executive officer)	July 7, 2006

* Curtis J. Larrimer		Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	July 7, 2006

* Robert J. DiNicola		Executive Chairman of the Board of Directors	July 7, 2006

* Laurence M. Berg		Director	July 7, 2006

* Michael S. Cohen		Director	July 7, 2006

* Peter P. Copses		Director	July 7, 2006

* George G. Golleher		Director	July 7, 2006

* Joseph W. Harch		Director	July 7, 2006

* Andrew S. Jhawar		Director	July 7, 2006

* Edgardo A. Mercadante		Director	July 7, 2006

/s/ John R. Ranelli John R. Ranelli		Director	July 7, 2006

*By:	/s/ Joseph Fortunato Joseph Fortunato Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
No.	Description	Incorporation by Reference to

1.1	Form of Underwriting Agreement.*

2.1	Purchase Agreement among Royal Numico N.V., Numico USA, Inc., and Apollo GNC Holding, Inc., dated as of October 13, 2003.	Exhibit 2.1 to Amendment No. 1 to GNC’s Registration Statement on Form S-1, filed July 14, 2004.

3.1	Form of Amended and Restated Certificate of Incorporation of GNC Corporation.*

3.2	Form of Restated Bylaws of GNC.*

3.3	Specimen of Stock Certificate.*

4.1	Stockholders’ Agreement, by and among General Nutrition Centers Holding Company and the Stockholders, dated as of December 5, 2003.	Exhibit 4.8 to Amendment No. 1 to GNC’s Registration Statement on Form S-1, filed July 14, 2004.

4.2	Amended and Restated Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of 12% Series A Exchangeable Preferred Stock of General Nutrition Centers Holding Company.	Exhibit 4.1 to GNC Corporation Registration Statement on Form S-4, filed June 22, 2004.

4.3	Form of 12% Series A Exchangeable Preferred Stock Certificate.	Exhibit 4.8 to Amendment No. 1 to GNC Corporation Registration Statement on Form S-4, filed August 24, 2004.
4.4	Registration Rights Agreement, dated December 23, 2003, among General Nutrition Centers Holding Company, Lehman Brothers Inc., and J.P. Morgan Securities Inc., as initial purchasers of the 12% Series A Exchangeable Preferred Stock of General Nutrition Centers Holding Company.	Exhibit 4.2 to GNC Corporation Registration Statement on Form S-4, filed June 22, 2004.

4.5	Indenture, dated as of December 5, 2003, among Centers the Guarantors (as defined therein), and U.S. Bank National Association, as trustee relating to Centers 8 1/2 % Senior Subordinated Notes due 2010.	Exhibit 4.1 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

4.6	Supplemental Indenture, dated as of April 6, 2004 among GNC Franchising, LLC, Centers, the other Guarantors (as defined in the Indenture referred to therein), and U.S. Bank National Association, as trustee relating to Centers’ 8 1/2 % Senior Subordinated Notes due 2010.	Exhibit 4.2 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

4.7	Form of 8 1/2 % Senior Subordinated Note due 2010. (Included in Exhibit 4.4)

4.8	Registration Rights Agreement, dated December 5, 2003, among Centers, the guarantors listed on Schedule I thereto, and Lehman Brothers Inc., J.P. Morgan Securities Inc., and UBS Securities LLC, as the initial purchasers of the notes.	Exhibit 4.4 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

Exhibit
No.	Description	Incorporation by Reference to

4.9	Indenture, dated as of January 18, 2005, among Centers, each of the Guarantors party thereto, and U.S. Bank National Association, as Trustee.	Exhibit 4.1 to GNC’s Form 8-K, filed January 19, 2005.

4.10	Form of 8 5/8 % Senior Note due 2011.	Exhibit 4.2 to GNC’s Form 8-K, filed January 19, 2005.

4.11	Registration Rights Agreement, dated as of January 18, 2005, by and among Centers, the Guarantors listed on Schedule I thereto, Lehman Brothers Inc., and J.P. Morgan Securities Inc.	Exhibit 10.4 to GNC’s Form 8-K, filed January 19, 2005.

5.1	Opinion of Gardere Wynne Sewell LLP.*

10.1	Credit Agreement, dated as of December 5, 2003 among General Nutrition Centers Holding Company, Centers as borrower, the several other banks and other financial institutions or entities from time to time party thereto, Lehman Brothers Inc., and J.P. Morgan Securities Inc., as joint lead arrangers and joint book runners, JPMorgan Chase Bank, as syndication agent, and Lehman Commercial Paper Inc., as administrative agent.	Exhibit 10.1 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.2	First Amendment to the Credit Agreement, dated as of December 14, 2004, among GNC, Centers, as borrower, the several banks and other financial institutions or entities from time to time party to the Credit Agreement referred to therein, and Lehman Commercial Paper Inc.	Exhibit 10.1 to GNC’s Form 8-K, filed December 16, 2004.

10.3	Second Amendment to the Credit Agreement, dated as of May 25, 2004, among GNC, Centers, as borrower, the several banks and other financial institutions or entities from time to time party to the Credit Agreement referred to therein, and Lehman Commercial Paper Inc.	Exhibit 10.1 to GNC’s Form 8-K, filed May 31, 2006.

10.4	Guarantee and Collateral Agreement, dated as of December 5, 2003, made by General Nutrition Centers Holding Company, Centers, and certain of its subsidiaries in favor of Lehman Commercial Paper Inc., as administrative agent.	Exhibit 10.2 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.5	Form of Intellectual Property Security Agreement, dated as of December 5, 2003 made in favor of Lehman Commercial Paper Inc., as administrative agent.	Exhibit 10.3 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.6	Management Services Agreement, dated as of December 5, 2003, by and among Centers, General Nutrition Centers Holding Company, and Apollo Management V, L.P.	Exhibit 10.4 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.7	Mortgage, Assignment of Leases, Rents and Contracts, Security Agreement and Fixture Filing from Gustine Sixth Avenue Associates, Ltd., as Mortgagor, to Allstate Life Insurance Company, as Mortgagee, dated March 23, 1999.	Exhibit 10.5 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

Exhibit
No.	Description	Incorporation by Reference to

10.8	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Exhibit 10.6 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.9	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Investment Company.	Exhibit 10.7 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.10	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Investment Company.	Exhibit 10.8 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.11	Patent License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Exhibit 10.9 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.12	Know-How License Agreement, dated December 5, 2003, by and between N.V. Nutricia and General Nutrition Corporation.	Exhibit 10.10 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.13	Know-How License Agreement, dated December 5, 2003, by and between Numico Research B.V. and General Nutrition Investment Company.	Exhibit 10.11 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.14	Know-How License Agreement, dated December 5, 2003, by and between General Nutrition Corporation and N.V. Nutricia.	Exhibit 10.12 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.15	Patent License Agreement, dated December 5, 2003, by and between General Nutrition Investment Company and Numico Research B.V.	Exhibit 10.13 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.16	GNC Live Well Later Non-Qualified Deferred Compensation Plan.	Exhibit 10.14 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.17	GNC Corporation 2003 Omnibus Stock Incentive Plan.	Exhibit 10.2 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.18	Form of GNC 2003 Omnibus Stock Incentive Plan Non-Qualified Stock Option Agreement.	Exhibit 10.2 to GNC’s Form 8-K, filed March 18, 2005.

10.19	Form of GNC 2003 Omnibus Stock Incentive Plan Stock Option Agreement.	Exhibit 10.2 to GNC’s Form 8-K, filed June 2, 2005.

10.20	Stock Option Agreement, dated as of December 1, 2004, by and between GNC and Robert J. DiNicola.	Exhibit 10.2 to GNC’s Form 8-K, filed December 3, 2004.
10.21	2006 GNC Stock Incentive Plan.*

10.22	Employment Agreement, dated as of December 1, 2004, by and between Centers and Robert J. DiNicola.	Exhibit 10.1 to GNC’s Form 8-K, filed December 3, 2004.

10.23	Employment Agreement, dated as of December 22, 2005, by and among Centers, GNC, and Robert J. DiNicola.	Exhibit 10.1 to GNC’s Form 8-K, filed December 22, 2005.

10.24	Employment Agreement, dated as of December 15, 2004, by and between Centers and Joseph Fortunato.	Exhibit 10.2 to GNC’s Form 8-K, filed January 19, 2005.

10.25	First Amendment to Employment Agreement, dated as of June 22, 2005, by and between Centers and Joseph Fortunato.	Exhibit 10.1 to GNC’s Form 8-K, filed June 23, 2005.

10.26	Employment Agreement, dated as of November 23, 2005, by and between Centers and Joseph Fortunato.	Exhibit 10.2 to GNC’s Form 8-K/A, filed November 29, 2005.

Exhibit
No.	Description	Incorporation by Reference to

10.27	Employment Agreement, dated as of February 21, 2005, by and between Centers and Robert Homler.	Exhibit 10.1 to GNC’s Form 8-K, filed February 23, 2005.

10.28	Employment Agreement, dated as of January 11, 2006, by and between Centers and Robert Homler.	Exhibit 10.2 to GNC’s Form 8-K/A, filed January 13, 2006.

10.29	Employment Agreement, dated as of April 11, 2006, by and between Centers and Alan Schlesinger.	Exhibit 10.1 to GNC’s Form 8-K, filed April 11, 2006.

10.30	Settlement Agreement, dated as of May 24, 2006, by and between Centers and Alan Schlesinger.	Exhibit 10.1 to GNC’s Form 8-K/A, filed May 31, 2006.

10.31	Employment Agreement, dated as of December 14, 2004, amended and restated as of March 14, 2005, by and between General Nutrition Centers, Inc. and Curtis Larrimer.	Exhibit 10.1 GNC’s Form 8-K, filed March 14, 2005.

10.32	Employment Agreement, dated as of March 31, 2006, by and between Centers and Mark L. Weintrub.	Exhibit 10.1 to GNC’s Form 8-K, filed March 31, 2006.

10.33	Employment Agreement, dated July 6, 2006, by and between Centers and Joseph J. Weiss.	Exhibit 10.1 to GNC’s Form 8-K, filed July 6, 2006.
10.34	Employment Agreement, dated as of December 5, 2003, by and between Centers and Susan Trimbo.	Exhibit 10.22 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.35	First Amendment to Employment Agreement, dated as of September 27, 2004, by and between Susan Trimbo and General Nutrition Centers, Inc.(1)

10.36	Employment Agreement, dated as of December 5, 2003, by and between Centers and Reginald Steele.	Exhibit 10.23 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.37	First Amendment to Employment Agreement, dated as of September 27, 2004, by and between Reginald Steele and General Nutrition Centers, Inc.(1)

10.38	Employment Agreement, dated as of December 5, 2003, between General Nutrition Centers, Inc. and Louis Mancini.	Exhibit 10.16 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.39	First Amendment to Employment Agreement, dated February 12, 2004, between General Nutrition Centers, Inc. and Louis Mancini.	Exhibit 10.17 to Centers’ Registration Statement on Form S-4, filed April 15, 2004.

10.40	Separation Agreement and General Release, dated as of December 1, 2004, by and between Louis Mancini and Centers.	Exhibit 10.3 to GNC’s Form 8-K, filed January 19, 2005.

10.41	Employment Agreement, dated as of December 15, 2004, by and between Centers and David Heilman.	Exhibit 10.1 to GNC’s Form 8-K, filed January 19, 2005.

10.42	Separation Agreement and General Release, dated as of March 10, 2005, by and between Dave Heilman and General Nutrition Centers, Inc.	Exhibit 10.1 to GNC’s Form 8-K, filed March 14, 2005.

Exhibit
No.	Description	Incorporation by Reference to

10.43	Employment Agreement, dated as of February 2, 2004, by and between Centers and Margaret Peet.	Exhibit 10.30 to GNC’s Form 10-K, filed March 30, 2005.

10.44	First Amendment to Employment Agreement, dated as of September 27, 2004, by and between Centers and Margaret Peet.	Exhibit 10.30 to GNC’s Form 10-K, filed March 30, 2005.

10.45	Employment Agreement, dated as of May 27, 2005, by and between Centers and Bruce E. Barkus.	Exhibit 10.1 to GNC’s Form 8-K, filed June 2, 2005.

10.46	Separation Agreement and General Release, dated as of November 10, 2005, by and among Centers, GNC, and Bruce E. Barkus.	Exhibit 10.1 to GNC’s Form 8-K, filed November 14, 2005.

10.47	GNC/ Rite Aid Retail Agreement, dated as of December 8, 1998, between General Nutrition Sales Corporation and Rite Aid Corporation.**	Exhibit 10.24 to Centers’ Registration Statement on Form S-4, filed August 9, 2004.

10.48	Amendment to the GNC/ Rite Aid Retail Agreement, effective as of November 20, 2000, between General Nutrition Sales Corporation and Rite Aid Hdqtrs Corp.**	Exhibit 10.25 to Centers’ Registration Statement on Form S-4, filed August 9, 2004.

10.49	Amendment to the GNC/ Rite Aid Retail Agreement effective as of May 1, 2004, between General Nutrition Sales Corporation and Rite Aid Hdqtrs Corp.**	Exhibit 10.26 to Centers’ Registration Statement on Form S-4, filed August 9, 2004.

10.50	Form of Indemnification Agreement for directors and senior officers of GNC.	Exhibit 10.1 to GNC’s Form 8-K, filed April 25, 2006.

10.51	Form of Indemnification Agreement for directors and senior officers of Centers.	Exhibit 10.2 to GNC’s Form 8-K, filed April 25, 2006.

14.1	Code of Ethics for Chief Executive and Senior Financial Officers.	Exhibit 14.1 to GNC’s Form 10-K, filed March 30, 2005.
21.1	Subsidiaries of GNC.(1)

23.1	Consent of PricewaterhouseCoopers LLP relating to financial statements of GNC Corporation.(2)

23.2	Consent of PricewaterhouseCoopers LLP relating to the financial statements of General Nutrition Companies, Inc.(2)

23.3	Consent of Gardere Wynne Sewell LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (included in the signature pages).(1)
24.2	Power of Attorney of John R. Ranelli.(2)

*	To be filed by amendment.

**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the Securities and Exchange Commission.

(1)	Previously filed with the Form S-1 filed by the Registrant on June 2, 2006.

(2)	Filed herewith.